BEST AVAILABLE COPY

02 MAR 28 AM 8:

WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG.
TELEPHONE: (852) 2869 1190 TELEX: HX 73349 FACSIMILE: (852) 2521 7198

26 March 2002

02028101

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.20549
United States of America

BY COURIER

Attn. : Mr. Frank Zarb, Esq.

Ladies and Gentlemen,

SUPPL

Re: Wo Kee Hong (Holdings) Limited
Rule 12g3-2(b) Exemption
File No.82-3990

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L.Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W., Washington D.C.20006-4078, U.S.A.

PROCESSED
APR 10 2002
THOMSON FINANCIAL

Thank you for your attention.

Yours faithfully,

For and on behalf of
Wo Kee Hong (Holdings) Limited

dlw 3/28

Phyllis Ng
Company Secretary

Encl.

PN/lf

和記行（集團）有限公司
香港新界葵涌青山道585至609號和記行大廈A座10字樓

WO KEE HONG (HOLDINGS) LIMITED
10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG.
TELEPHONE: (852) 2869 1190 TELEX: HX 73349 FACSIMILE: (852) 2521 7198

02 MAR 28 AM 8:56

26 March 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.20549
United States of America

BY COURIER

Attn. : Mr. Frank Zarb, Esq.

Ladies and Gentlemen,

**Re: Wo Kee Hong (Holdings) Limited
Rule 12g3-2(b) Exemption
File No.82-3990**

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L.Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W., Washington D.C.20006-4078, U.S.A.

Thank you for your attention.

Yours faithfully,

For and on behalf of
Wo Kee Hong (Holdings) Limited

Acknowledged Receipt By

Name:
Date:

Phyllis Ng
Company Secretary

Encl.

PN/lf

02 MAR 28 AM 8:50

File No. 82-3990

Annex A to Letter to the SEC dated
March 26 , ~~199~~ 2002
Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

DESCRIPTION OF DOCUMENT	CHECK IF ENCLOSED
1. Title: Memorandum and Articles of Association Date: Upon incorporation Entity requiring item: Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance").	N/A
2. Title: Annual Report Date: Within six months of the end of the fiscal year and not less than 21 days before Annual General Meeting Entity requiring item: The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement.	N/A
3. Title: Half Yearly Report and Preliminary Announcement Date: Within four months of the end of half year period Entity requiring item: HKSE pursuant to Exchange Listing Agreement.	N/A

4. Title: Notification of Changes in Officers (Directors, Secretaries and Auditors)

Date: Immediately upon change

Entities requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. see attached

5. Title: Notification of Change in Registered Office or Principal Place of Business

Date: Immediately upon change

Entities requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

6. Title: Notification of Changes in Rights attaching to Securities

Date: Immediately upon change

Entities requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notifications of Material Events to Keep Market Fully Informed

Date: As soon as reasonably practicable (as a practical measure, immediately) see attached

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement.

8. Title: Notification of "Notifiable Transactions"

Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. see attached

9. Title: Notification of Meetings of Board of Directors at which:

(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication

Date: At least three business days prior to meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

10. Title: Notification of Reasons for Allotment of Shares

Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

11. Title: Notification of Repurchases of Company's Shares

Date: As soon as possible (but no later than 9:30 a.m. on business day following repurchase)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

12. Title: All Circulars Sent to Shareholders

Date: Simultaneously with dispatch to Shareholders

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. see attached

13. Title: Notification of Winding Up Proceedings (or Similar Actions)

Date: Immediately matter becomes known

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

14. Title: Notification of Annual General Meetings

Date: Within 14 or 21 days of meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

Date: Immediately Company becomes aware

N/A

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement.

16. Title: Filing of Annual Return

Date: 42 days after annual general meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

17. Title: Prospectus

Date: As required

Entities requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. see attached

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

Date: Within 14 days of meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

19. Title: Notification of Board Approvals for:

(i) decision to make or recommend declaration of distribution to security holders;

(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

(iii) preliminary announcements of profits or losses;

(iv) proposed changes to capital structure, including redemption of securities; and

(v) changes to general character of nature of business

Date: Immediately after meeting; however, must be during non-trading hours

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

Date: Next business day

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

Date: Five calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities (Disclosure of Interest) Ordinance. N/A

22. Title: Corporate substantial shareholder notices

Date: Five calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities (Disclosure of Interest) Ordinance. N/A

23. Title: Return of Allotment

Date: Eight weeks after allotment

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

24. Title: Notice of Dissolution

Date: Minimum of one month prior to publication in Hong Kong Gazette

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

Date: Immediately upon change

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. see attached

26. Other:

Title: Directors' Notice

Date: Five calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities (Disclosure of Interests) Ordinance.

see attached

27. Other:

Title: Granting of Share Options — see attached

28. Other:

Title: Lapse of Share Options — see attached

KMC00998.DOC

Item no. 4 - Form D2 dated 21 January 2002
- Letter to The Stock Exchange of Hong Kong Limited dated 22 January 2002
- Press Announcements published in Hong Kong iMail (English Version) and Hong Kong Economic Times (Chinese Version) on 23 January 2002

Item no. 7 - Proposed Capital Reorganisation, Proposed Rights Issue and Proposed Bonus Share Issue announcements published in Hong Kong iMail (English) and Hong Kong Economic Times (Chinese Version) on 4 February 2002
- Results of Special General Meeting, Despatch of Rights Issue Documents and Disclosure of Adjustments in relation to Share Options announcements published in Hong Kong iMail (English Version) and Hong Kong Economic Times (Chinese Version) on 18 March 2002

Item no. 8 - Possible Discloseable Transactions announcements published in Hong Kong iMail (English Version) and Hong Kong Economic Times (Chinese Version) on 3 December 2001
- Connected Transactions announcements published in Hong Kong iMail (English Version) and Hong Kong Economic Times (Chinese Version) on 2 January 2002

Item no. 12 - Circular for Proposed Capital Reorganisation, Proposed Rights Issue with Bonus Share Issue, Proposed Amendment to the Bye-Laws and Proposed General Mandates to Issue New Securities and to Repurchase Shares
- Form of Proxy for use at the Special General Meeting or any adjournment thereof

Item no. 17 - Prospectus for Rights Issue

Item no. 25 Form F4 dated 20 March 2002

Item no. 26 - Director's notice dated 25 January 2002 (MBL)
- Director's notice dated 20 February 2002 (WSL)

Item no. 27 - Board Minutes dated 23 November 2001

Item no. 28 - Board Minutes dated 31 December 2001

CR

Companies Registry 02 MAR 28 AM 8:5C
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F5056

1 **Company Name** 公司名稱

Wo Kee Hong (Holdings) Limited

2 **Type of Change** 更改事項

*☐ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 **Details of Change** 更改詳情

(Note 註 2) A. **Resignation or cessation** 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

*☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Wo Kee Hong Group
10/F., Block A, Wo Kee Hong Building,
585-609 Castle Peak Road, Kwai Chung,
New Territories, Hong Kong.

Attn. : The Company Secretary

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

25/01/2002 EE371403
CR No. : F-005056-
Sh. Form : 02F
13 $20.00

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F5056

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of Director	21 January 2002 DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名: N/A

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字
LEE（李）	Jeff Man Bun（文彬）

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D547797(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes 0 **Continuation Sheet A and** 0 **Continuation Sheet B.**

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：

(Name 姓名)：(Richard Man Bun LEE) Date 日期： 21 January 2002

Director／~~Secretary~~／~~Manager~~／~~Authorized Representative~~ *

董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

FAXED
DATE: 23/1/2002

WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG.
TELEPHONE: (852) 2869 1190 TELEX: HX 73349 FACSIMILE: (852) 2521 7198

22 January 2002

The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Via Fax 2905 1327

Attn. : Miss Susanna CHING / Mr. Keith LAU
Listing Division

Dear Sirs,

Re : Wo Kee Hong (Holdings) Limited (the "Company")
Appointment of Executive Director

Please be informed that Mr. Jeff Man Bun LEE was appointed as Executive Director of the Company on 21 January 2002.

Attached please see the announcements to be published on the Hong Kong iMail (English version) and Hong Kong Economic Times (Chinese version) tomorrow, 23 January 2002.

A duly executed Form B will be forwarded to you shortly.

Should you have any query, please feel free to contact our Louisa FONG at 2514 4882.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
Wo Kee Hong (Holdings) Limited

Phyllis NG
Company Secretary

PN/lf

Encl.

和記行（集團）有限公司

Hong Kong iMail Wednesday, January 23, 2002 13

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

APPOINTMENT OF EXECUTIVE DIRECTOR

The Board of Directors of Wo Kee Hong (Holdings) Limited (the "Company") has pleasure to announce that Mr. Jeff Man Bun LEE had been appointed as an Executive Director of the Company with effect from 21 January 2002.

By Order of the Board
Phyllis NG
Company Secretary

Hong Kong, 21 January 2002

香港經濟日報
2002年1月23日 星期三 A40

和記行(集團)有限公司

(於百慕達註冊成立之有限公司)

執行董事之委任

和記行(集團)有限公司(「本公司」)董事會欣然宣佈於二零零二年一月二十一日起委任李文彬先生為本公司之執行董事。

承董事會命
吳心瑜
公司秘書

香港，二零零二年一月二十一日

02 MAR 28 AM 8:56

WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG.
TELEPHONE: (852) 2869 1190 TELEX: HX 73349 FACSIMILE: (852) 2521 7198

26 March 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.20549
United States of America

BY COURIER

Attn. : Mr. Frank Zarb, Esq.

Ladies and Gentlemen,

Re: Wo Kee Hong (Holdings) Limited
Rule 12g3-2(b) Exemption
File No.82-3990

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L.Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W., Washington D.C.20006-4078, U.S.A.

Thank you for your attention.

Yours faithfully,

For and on behalf of
Wo Kee Hong (Holdings) Limited

Acknowledged Receipt By

Name:
Date:

Phyllis Ng
Company Secretary

Encl.

PN/lf

02 MAR 28 AM 8:56

File No. 82-3990

Annex A to Letter to the SEC dated
March 26, ~~199~~ 2002 of
Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

DESCRIPTION OF DOCUMENT	CHECK IF ENCLOSED

1. Title: Memorandum and Articles of Association

   Date: Upon incorporation

   Entity requiring item:

   Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance"). — N/A

2. Title: Annual Report

   Date: Within six months of the end of the fiscal year and not less than 21 days before Annual General Meeting

   Entity requiring item:

   The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement. — N/A

3. Title: Half Yearly Report and Preliminary Announcement

   Date: Within four months of the end of half year period

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. — N/A

4. Title: Notification of Changes in Officers
(Directors, Secretaries and Auditors)

Date: Immediately upon change

Entities requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. see attached

5. Title: Notification of Change in Registered Office or Principal Place of Business

Date: Immediately upon change

Entities requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

6. Title: Notification of Changes in Rights attaching to Securities

Date: Immediately upon change

Entities requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notifications of Material Events to Keep Market Fully Informed

Date: As soon as reasonably practicable (as a practical measure, immediately) see attached

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement.

8. Title: Notification of "Notifiable Transactions"

Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. see attached

9. Title: Notification of Meetings of Board of Directors at which:

(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication

Date: At least three business days prior to meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

10. Title: Notification of Reasons for Allotment of Shares

Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

11. Title: Notification of Repurchases of Company's Shares

Date: As soon as possible (but no later than 9:30 a.m. on business day following repurchase)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

12. Title: All Circulars Sent to Shareholders

Date: Simultaneously with dispatch to Shareholders

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. see attached

13. Title: Notification of Winding Up Proceedings (or Similar Actions)

Date: Immediately matter becomes known

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

14. Title: Notification of Annual General Meetings

Date: Within 14 or 21 days of meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

Date: Immediately Company becomes aware

Entity requiring item: N/A

HKSE pursuant to Exchange Listing Agreement.

16. Title: Filing of Annual Return

Date: 42 days after annual general meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

17. Title: Prospectus

Date: As required

Entities requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. see attached

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

Date: Within 14 days of meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

19. Title: Notification of Board Approvals for:

(i) decision to make or recommend declaration of distribution to security holders;

(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

(iii) preliminary announcements of profits or losses;

(iv) proposed changes to capital structure, including redemption of securities; and

(v) changes to general character of nature of business

Date: Immediately after meeting; however, must be during non-trading hours

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

Date: Next business day

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

Date: Five calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities (Disclosure of Interest) Ordinance. N/A

22. Title: Corporate substantial shareholder notices

Date: Five calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities (Disclosure of Interest) Ordinance. N/A

23. Title: Return of Allotment

Date: Eight weeks after allotment

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

24. Title: Notice of Dissolution

Date: Minimum of one month prior to publication in Hong Kong Gazette

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

Date: Immediately upon change

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. see attached

26. Other:

Title: Directors' Notice

Date: Five calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities (Disclosure of Interests) Ordinance.

see attached

27. Other:

Title: Granting of Share Options — see attached

28. Other:

Title: Lapse of Share Options — see attached

Item no. 4 - Form D2 dated 21 January 2002
- Letter to The Stock Exchange of Hong Kong Limited dated 22 January 2002
- Press Announcements published in Hong Kong iMail (English Version) and Hong Kong Economic Times (Chinese Version) on 23 January 2002

Item no. 7 - Proposed Capital Reorganisation, Proposed Rights Issue and Proposed Bonus Share Issue announcements published in Hong Kong iMail (English) and Hong Kong Economic Times (Chinese Version) on 4 February 2002
- Results of Special General Meeting, Despatch of Rights Issue Documents and Disclosure of Adjustments in relation to Share Options announcements published in Hong Kong iMail (English Version) and Hong Kong Economic Times (Chinese Version) on 18 March 2002

Item no. 8 - Possible Discloseable Transactions announcements published in Hong Kong iMail (English Version) and Hong Kong Economic Times (Chinese Version) on 3 December 2001
- Connected Transactions announcements published in Hong Kong iMail (English Version) and Hong Kong Economic Times (Chinese Version) on 2 January 2002

Item no. 12 - Circular for Proposed Capital Reorganisation, Proposed Rights Issue with Bonus Share Issue, Proposed Amendment to the Bye-Laws and Proposed General Mandates to Issue New Securities and to Repurchase Shares
- Form of Proxy for use at the Special General Meeting or any adjournment thereof

Item no. 17 - Prospectus for Rights Issue

Item no. 25 Form F4 dated 20 March 2002

Item no. 26 - Director's notice dated 25 January 2002 (MBL)
- Director's notice dated 20 February 2002 (WSL)

Item no. 27 - Board Minutes dated 23 November 2001

Item no. 28 - Board Minutes dated 31 December 2001

CR

Companies Registry 02 MAR 28 AM 8:50
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F5056

1 **Company Name** 公司名稱

Wo Kee Hong (Holdings) Limited

2 **Type of Change** 更改事項

* ☐ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 **Details of Change** 更改詳情

(Note 註 2) A. **Resignation or cessation** 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁 A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Wo Kee Hong Group
10/F., Block A, Wo Kee Hong Building,
585-609 Castle Peak Road, Kwai Chung,
New Territories, Hong Kong.

Attn. : The Company Secretary

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

25/01/2002 EE371403
CR No. : F-005056-
Sh. Form : D2F
13 $20.00
CSH $20.00

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第 1/97 號的第 2 期修訂(修訂編號第 1/99 號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號 **F5056**

3 **Details of Change** 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of Director	21 January 2002 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名: N/A

Name／New Name 姓名／新姓名: Surname 姓氏: LEE（李） Other names 名字: Jeff Man Bun（文彬）

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D547797(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes 0 **Continuation Sheet A and** 0 **Continuation Sheet B.**

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：

(Name 姓名)：(Richard Man Bun LEE) Date 日期： 21 January 2002

Director／~~Secretary~~／~~Manager~~／~~Authorized Representative~~ *

董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

FAXED
DATE: 23/1/2002

WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG.
TELEPHONE: (852) 2869 1190 TELEX: HX 73349 FACSIMILE: (852) 2521 7198

22 January 2002

The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Via Fax 2905 1327

Attn. : Miss Susanna CHING / Mr. Keith LAU
Listing Division

Dear Sirs,

Re : Wo Kee Hong (Holdings) Limited (the "Company")
Appointment of Executive Director

Please be informed that Mr. Jeff Man Bun LEE was appointed as Executive Director of the Company on 21 January 2002.

Attached please see the announcements to be published on the Hong Kong iMail (English version) and Hong Kong Economic Times (Chinese version) tomorrow, 23 January 2002.

A duly executed Form B will be forwarded to you shortly.

Should you have any query, please feel free to contact our Louisa FONG at 2514 4882.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
Wo Kee Hong (Holdings) Limited

Phyllis NG
Company Secretary

PN/lf

Encl.

file

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

APPOINTMENT OF EXECUTIVE DIRECTOR

The Board of Directors of Wo Kee Hong (Holdings) Limited (the "Company") has pleasure to announce that Mr. Jeff Man Bun LEE had been appointed as an Executive Director of the Company with effect from 21 January 2002.

By Order of the Board
Phyllis NG
Company Secretary

Hong Kong, 21 January 2002

和記行(集團)有限公司

(於百慕達註冊成立之有限公司)

執行董事之委任

和記行(集團)有限公司(「本公司」)董事會欣然宣佈於二零零二年一月二十一日起委任李文彬先生為本公司之執行董事。

承董事會命
吳心瑜
公司秘書

香港，二零零二年一月二十一日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

02 MAR 28 9:55

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

PROPOSED CAPITAL REORGANISATION, PROPOSED RIGHTS ISSUE AND PROPOSED BONUS SHARE ISSUE

Financial Adviser of the Rights Issue

Kingsway Capital Limited

Underwriter

Kingsway SW Securities Limited

The Directors announce that the Company proposes to effect the Capital Reorganisation, the Rights Issue and the Bonus Share Issue.

PROPOSED CAPITAL REORGANISATION

The Directors propose to effect the Capital Reorganisation pursuant to which:

(i) the paid up capital and nominal value of each of the issued Shares will be reduced from HK$0.10 to HK$0.001 each by cancellation of HK$0.099 of the paid up capital for each issued Share;

(ii) each authorised but unissued Share will be subdivided into 10 Adjusted Shares of HK$0.01 each;

(iii) every 10 issued Reduced Shares will be consolidated into 1 issued Adjusted Share;

(iv) the credit of approximately HK$139,478,000 arising from the Capital Reduction will be fully utilised to eliminate part of the Accumulated Losses; and

(v) an amount of approximately HK$343,542,000 standing to the credit of the Share Premium Account will be applied to eliminate the balance of Accumulated Losses.

The Capital Reorganisation is subject to certain conditions (see "Conditions of the Capital Reorganisation" below).

PROPOSED RIGHTS ISSUE AND PROPOSED BONUS SHARE ISSUE

Upon completion of the Capital Reorganisation, the Company proposes to raise approximately HK$46.8 million (net of expenses) (assuming the Share Options are not exercised on or before the Record Date) or approximately HK$47.7 million (net of expenses) (assuming full exercise of the subscription rights attached to the Share Options by the Share Option holders other than the Directors) by way of the Rights Issue of not less than 140,887,117 Rights Shares and not more than 143,346,157 Rights Shares at the Issue Price after the Capital Reorganisation.

The Company will provisionally allot one Rights Share for each Adjusted Share held by the Qualifying Shareholders upon the Share Consolidation becoming effective. It is also proposed that the first registered holders of the Rights Shares will receive Bonus Shares on the basis of three Bonus Shares for every Rights Share. The Rights Issue is not available to the Overseas Shareholders.

The estimated net proceeds of the Rights Issue of approximately HK$46.8 million (assuming the Share Options will not be exercised on or before the Record Date) will be used as to approximately HK$15 million to repay the amounts due to a subsidiary of the Company; as to approximately HK$20 million to repay the bank loans; as to approximately HK$10 million to develop the Group's franchise and distribution businesses, *specifically in the motor cars business and air-conditioning marketing franchises; and as to approximately HK$1.8 million as additional working capital of the Group.*

The Controlling Shareholders together with their respective associates are currently interested in approximately 56.88 % of the issued share capital of the Company and have irrevocably undertaken to take up their provisional entitlements under the Rights Issue for an aggregate of 80,136,928 Rights Shares in full. Pursuant to the Underwriting Agreement, the balance of not less than 60,750,189 Rights Shares have been fully underwritten by the Underwriter.

The Rights Issue is conditional, inter alia, upon the approval by the Independent Shareholders at the SGM and other conditions as set out below under the section headed "Conditions of the Rights Issue".

The last day of dealings in the Shares on a cum-rights basis is expected to be Thursday, 7 March 2002. Shares are expected to be dealt in on an ex-rights basis from Friday, 8 March 2002. To qualify for the Rights Issue, any transfers of Shares (with the relevant share certificates) must be lodged for registration by 4:00 p.m. on Monday, 11 March 2002.

WARNING OF THE RISKS OF DEALING IN SHARES AND RIGHTS SHARES

The Rights Shares will be dealt in their nil-paid form from Tuesday, 19 March 2002 to Thursday, 28 March 2002 (both dates inclusive).

It should be noted that the Underwriting Agreement contains provisions granting the Underwriter the right to terminate its obligations on the occurrence of certain force majeure events. Please refer to the paragraph headed "Termination of the Underwriting Agreement" for further details.

Any Shareholders or other persons contemplating selling or purchasing the Shares and/or the Rights Shares in their nil-paid form during the period in which they may be traded on the Stock Exchange, which is expected to be from Tuesday, 19 March 2002 to Thursday, 28 March 2002 (both dates inclusive), who are in any doubt about their position are recommended to consult their professional advisers. Any Shareholders or other persons dealing in the Shares up to the date on which all the conditions to which the Rights Issue is subject are fulfilled and any persons dealing in the nil-paid Rights Shares during the period in which they may be traded on the Stock Exchange will accordingly bear the risk that the Rights Issue may not become unconditional or may not proceed.

Pursuant to the Listing Rules, Shareholders' approval will be required for the Capital Reorganisation and Independent Shareholders' approval will be required for the Rights Issue including the issue of the Bonus Shares with the fully paid Rights Shares. In addition, the Controlling Shareholders will abstain from voting on the resolution to approve the Rights Issue at the SGM. An Independent Board Committee will be formed to advise the Independent Shareholders on whether or not the Rights Issue including the issue of the Bonus Shares with the fully paid Rights Shares are in the interests of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. An independent financial adviser will be appointed to advise the Independent Board Committee in this regard.

A circular containing, inter alia, details of the Capital Reorganisation, the Rights Issue, the Bonus Share Issue, the letter from the board of Directors, the recommendation of the independent financial adviser, and the notice for the SGM will be despatched to the Shareholders as soon as practicable.

At the request of the Company, trading of the Shares was suspended from 10:00 a.m. on Thursday, 31 January 2002 pending release of this announcement. Application has been made to the Stock Exchange for resumption of trading of the Shares with effect from 10:00 a.m. on Monday, 4 February 2002.

PROPOSED CAPITAL REORGANISATION

The Directors propose to effect the Capital Reorganisation pursuant to which:

(i) the paid up capital and nominal value of each of the issued Share will be reduced from HK$0.10 to HK$0.001 each by cancellation of HK$0.099 of the paid up capital for each issued Share;

(ii) each authorised but unissued Share will be subdivided into 10 Adjusted Shares of HK$0.01 each;

(iii) every 10 issued Reduced Shares will be consolidated into 1 issued Adjusted Share;

(iv) the credit of approximately HK$139,478,000 arising from the Capital Reduction will be fully utilised to eliminate part of the Accumulated Losses; and

(v) an amount of approximately HK$343,542,000 standing to the credit of the Share Premium Account will be applied to eliminate the balance of Accumulated Losses.

Effects of the Capital Reorganisation

(1) The existing authorised share capital of the Company is HK$350,000,000 divided into 3,500,000,000 Shares of par value HK$0.10 each, of which 1,408,871,178 Shares have been issued and credited as fully paid. Under the proposed Capital Reorganisation, the nominal value of each issued Share will be reduced from HK$0.10 to HK$0.001 and the paid up ordinary share capital of the Company will be reduced by approximately HK$139,478,000 as a result. A credit of approximately HK$139,478,000 will arise as a result of the Capital Reduction, which will be fully utilised to eliminate part of the Accumulated Losses.

(2) As at 30 June 2001, the Company recorded the Accumulated Losses of approximately HK$483,020,000 and the balance of the Share Premium Account was approximately HK$725,993,000. As the credit arising from the Capital Reduction amounting to approximately HK$139,478,000 is insufficient to set off all the Accumulated Losses, the amount of approximately HK$343,542,000 standing to the credit of the Share Premium Account will be utilised to eliminate the balance of the Accumulated Losses.

Other than the expenses incurred or to be incurred relating to the Capital Reorganisation, implementation of the Capital Reorganisation will not, of itself, affect the Company's business operations and management or the interests of the Shareholders. In addition, the Capital Reorganisation will not affect the Group's ability to repay its creditors.

Reason for the Capital Reorganisation

The Directors believe that the Capital Reorganisation is beneficial to the Company and the Shareholders as a whole. The Company currently has no distributable reserves, which is caused by the large balance of accumulated losses arising from the operating loss in the last few years. As at 30 June 2001, the Accumulated Losses were approximately HK$483,020,000. The Directors are of the view that the Capital Reorganisation will enable the Company to declare dividends to the Shareholders at an earlier opportunity than by generating future profits to offset the Accumulated Losses.

The effects of the Capital Reorganisation are summarised below:

	Prior to the Capital Reorganisation	After the Capital Reduction, Subdivision and Share Consolidation
Nominal value of each share	HK$0.1	HK$0.01
Number of authorised shares	3,500,000,000	21,052,175,337
Authorised share capital (HK$)	350,000,000	210,521,753.37
Number of shares in issue	1,408,871,178	140,887,117
Issued and fully paid up share capital (HK$)	140,887,117.8	1,408,871.17
Number of unissued shares	2,091,128,822	20,911,288,220
Unissued share capital (HK$)	209,112,882.2	209,112,882.2

Conditions of the Capital Reorganisation

The Capital Reorganisation is subject to, inter alia, the following conditions:

1. the passing of the relevant resolutions by the Shareholders to approve the proposed Capital Reorganisation at the SGM;
2. the Stock Exchange granting the listing of, and permission to deal in, the Adjusted Shares; and
3. the publication of a notice in relation to the Capital Reorganisation in Bermuda in accordance with the Companies Act and a certificate being signed by a Director confirming that on the date as from which the Capital Reduction is to have effect, there should be no reasonable ground for believing that the Company is, and after the Capital Reduction would be, unable to pay its liabilities as they become due.

The Capital Reorganisation is not conditional upon the Rights Issue.

Expected timetable and trading arrangements for Adjusted Shares

Subject to the Capital Reorganisation becoming effective which is expected to be at 4:00 p.m. on Friday, 15 March 2002, the Shareholders may on or after Monday, 18 March 2002 until Tuesday, 30 April 2002 submit their existing share certificates for the Adjusted Shares to the Company's branch share registrar in Hong Kong, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, at the expense of the Company, in exchange for new share certificates for the Adjusted Shares in issue. Thereafter, share certificates for the existing Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time allowed by the Stock Exchange) for each new share certificate issued for the Adjusted Shares. Nevertheless, share certificates for the existing Shares will continue to be good evidence of legal title and may be exchanged for share certificates for the Adjusted Shares at any time.

The board lot size will remain unchanged at 2,000 Adjusted Shares upon the completion of Capital Reorganisation.

NOTICES

Any fractional entitlements to the Adjusted Shares will be aggregate and sold and retained for the benefit of the Company. In order to alleviate the difficulties arising from the existence of odd lots of the Adjusted Shares as a result of the Share Consolidation, the Company has agreed to procure an agent to stand in the market to provide matching services for the odd lots of Adjusted Shares on a best effort basis during the period from Wednesday, 3 April 2002 to Thursday, 25 April 2002 (both dates inclusive). Further details of the odd lots arrangement will be contained in the circular to be dispatched to the Shareholders.

PROPOSED RIGHTS ISSUE

Issue statistics

Basis of Rights Issue:	One Rights Share for every Adjusted Shares held by a Qualifying Shareholder on the Record Date
No. of existing Shares in issue:	1,408,871,178 Shares or 1,433,461,578 Shares upon full exercise of the Share Options held by the Share Option holders other than the Directors *(note)*
No. of issued Adjusted Shares assuming the Capital Reorganisation becomes effective:	140,887,117 Adjusted Shares or 143,346,157 Adjusted Shares upon full exercise of the Share Options held by the Share Option holders other than the Directors *(note)*
No. of Rights Shares: (based on the number of issued Adjusted Shares)	Not less than 140,887,117 Rights Shares and not more than 143,346,157 Rights Shares
Issue Price for the Rights Shares:	HK$0.35 each
No. of Bonus Shares:	Not less than 422,661,351 Adjusted Shares and not more than 430,038,471 Adjusted Shares to be issued to the first registered holders of the Rights Shares on the basis of three Bonus Shares for every Rights Share

Note: As at the date of this announcement, there are outstanding Share Options to subscribe for an aggregate of 213,470,400 Shares. Amongst the Share Option holders, Mr. Wing Sum Lee, Mr. Richard Man Fai Lee, Mr. Barry John Buttifant, Mr. Sammy Chi Chung Suen, Ms. Kam Har Yue and Mr. Jeff Man Bun Lee, all being Directors who, in aggregate, are entitled to subscribe for 188,880,000 Shares, have given an irrevocable undertaking to the Company not to exercise their respective Share Options on or before the Acceptance Date.

Qualifying Shareholders

The Company will send provisional allotment letters and forms of application for excess Rights Shares to the Qualifying Shareholders only.

To qualify for the Rights Issue, a Shareholder must:

- be registered as a member of the Company on the Record Date; and
- have as its address on the register of members of the Company on the Record Date in Hong Kong.

In order to be registered as a member of the Company on the Record Date, Shareholders must lodge transfers of Shares (with the relevant share certificates) with the Company's branch share registrar in Hong Kong by 4:00 p.m. on Monday, 11 March 2002. The Company's branch share registrar in Hong Kong is Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

Closure of register of members

The register of members of the Company will be closed from Tuesday, 12 March 2002 to Friday, 15 March 2002, both days inclusive. No transfer of Shares will be registered during this period.

Issue Price for the Rights Shares

HK$0.35 per Rights Share, payable in full when a Qualifying Shareholder accepts the relevant provisional allotment of Rights Shares or applies for excess Rights Shares or when a transferee of nil-paid Rights Shares applies for Rights Shares.

The Issue Price was agreed based on arm's length negotiations between the Company and the Underwriter.

The following table summarises the comparison of the Issue Price to the trading prices and the theoretical ex-rights price of the Shares without taking into account the Bonus Shares:

	Before the Capital Reorganisation	Upon the Capital Reorganisation becoming effective
Issue Price	HK$0.035	HK$0.350
A. The closing price of the Shares on 30 January 2002 (last trading day before the suspension of trading of the Shares)	HK$0.055	HK$0.550
Discount to the closing price	36.4%	36.4%
B. The average closing price for ten trading days before the suspension of trading of the Shares	HK$0.065	HK$0.650
Discount to the ten days' average closing price	46.2%	46.2%
C. The theoretical ex-rights price (without taking into account the Bonus Shares)	HK$0.045	HK$0.450
Discount to the theoretical ex-rights price	22.2%	22.2%

Note: The Issue Price of the Rights Issue is HK$0.350 and thus the theoretical Issue Price of the Rights Issue before the Capital Reorganisation is HK$0.035 (HK$0.350 divided by 10).

As each Rights Share carries with it entitlement for three Bonus Shares, the effective issue price for each Rights Share would be approximately HK$0.088. The following table summarises the comparison of the effective issue price to the trading prices and the theoretical ex-rights price of the Shares taking into account the Bonus Shares:

	Before the Capital Reorganisation	Upon the Capital Reorganisation becoming effective
Effective issue price	HK$0.009	HK$0.088
A. The closing price of the Shares on 30 January 2002 (last trading day before the suspension of trading of the Shares)	HK$0.055	HK$0.550
Discount to the closing price	84.1%	84.1%
B. The average closing price for ten trading days before the suspension of trading of the Shares	HK$0.065	HK$0.650
Discount to the ten days' average closing price	86.5%	86.5%
C. The theoretical ex-rights price (taking into account the Bonus Shares)	HK$0.018	HK$0.180
Discount to the theoretical ex-rights price	51.4%	51.4%

Note: The effective subscription price of the Rights Issue is approximately HK$0.088 and thus the theoretical effective subscription price of the Rights Issue before the Capital Reorganisation is approximately HK$0.009 (HK$0.088 divided by 10).

Basis of provisional allotment

One Rights Share for every Adjusted Share held by a Qualifying Shareholder on the Record Date.

Status of the Rights Shares and Bonus Shares

When allotted and fully paid, the Rights Shares and Bonus Shares will rank pari passu with the then Adjusted Shares and holders of such Rights Shares will receive all future dividends and distributions which are declared, made or paid after the date of allotment of the Rights Shares and Bonus Shares.

Share certificates for Rights Shares and Bonus Shares

Subject to the fulfillment of the conditions of the Rights Issue, share certificates for all fully-paid Rights Shares and the Bonus Shares are expected to be posted on or before Thursday, 11 April 2002 to those who have accepted and (where applicable) applied for, and paid for the Rights Shares at their own risk.

Rights of Overseas Shareholders

Documents to be issued in connection with the Rights Issue will not be registered under applicabl securities legislation of any jurisdictions other than Hong Kong and Bermuda. No provisional allotment o Rights Shares will be made to the Overseas Shareholders. The Company will send a Prospectus to th Overseas Shareholders for their information only. The Company will not send provisional allotment letter or applications for excess Rights Shares to the Overseas Shareholders.

If a premium (net of expenses) can be obtained, the Company will sell the Rights Shares which woul otherwise have been provisionally allotted to the Overseas Shareholders in the market in their nil-pai form as soon as practicable after dealings in the nil-paid Rights Shares start. The proceeds of each sale less expenses, which amount to HK$100 or more will be paid to the relevant Overseas Shareholder i Hong Kong dollars as soon as practicable. The Company will retain individual amount of less tha HK$100 for its own benefit.

Application for excess Rights Shares

Qualifying Shareholders are entitled to apply for any unsold entitlements of the Overseas Shareholders an any Rights Shares provisionally allotted but not accepted or otherwise subscribed for by transferees of nil paid Rights Shares. The fully-paid Rights Shares issued pursuant to excess applications will also be issue with Bonus Shares on the basis of three Bonus Shares for every Rights Share.

Applications may be made by completing the form of application forms for excess Rights Shares an lodging the same with a separate remittance for the excess Rights Shares being applied for. The Director will allocate the excess Rights Shares at their discretion, but on a fair and reasonable basis, and will giv preference to topping-up odd lots to whole board lots.

Listings and dealings

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permissio to deal in, the Rights Shares, in both their nil-paid and fully-paid forms, and the Bonus Shares.

For the purpose of trading on the Stock Exchange, a board lot for the Rights Shares in both their nil-pai and fully-paid forms will be 2,000 Rights Shares which is the same as the board lot size for the existin Shares trading on the Stock Exchange.

Dealings in the Rights Shares in both their nil-paid and fully-paid forms, registered in the branch registe of the Company in Hong Kong, will be subject to the payment of stamp duty in Hong Kong.

UNDERWRITING ARRANGEMENT

Underwriting Agreement dated 30 January 2002

Underwriter:	Kingsway SW Securities Limited
No. of Rights Shares underwritten:	Not less than 60,750,189 Rights Shares and not more than 63,209,22[illegible] Rights Shares
Commission:	2.5% of the total Issue Price of the Rights Shares underwritten by th Underwriter

The Underwriter is an independent third party not connected with the Directors, chief executive substantial shareholders of the Company or its subsidiaries or any of their respective associates.

Undertakings from the Controlling Shareholders

As at the date hereof, the Controlling Shareholders together with their respective associates ar beneficially interested in 801,369,291 Shares or 80,136,928 Adjusted Shares upon the Capital Reorganisatio becoming effective, representing approximately 56.88% of the issued share capital of the Company. Eac of the Controlling Shareholders has given an irrevocable undertaking in favour of the Company to accep and subscribe or procure the acceptance and subscription in full to an aggregate of 80,136,928 Right Shares, representing approximately 56.88% of the total Rights Shares which will be provisionally allotte to the Controlling Shareholders together with their respective associates pursuant to the Rights Issue.

Undertakings from the Share Option holders and the Directors

As at the date of this announcement, there are outstanding Share Options to subscribe for an aggregate o 213,470,400 Shares. Mr. Wing Sum Lee, Mr. Richard Man Fai Lee, Mr. Barry John Buttifant, Mr. Samm Chi Chung Suen, Ms. Kam Har Yue and Mr. Jeff Man Bun Lee, being Directors and Share Option holder who, in aggregate, are entitled to subscribe for 188,880,000 Shares, have given an irrevocable undertakin to the Company not to exercise their respective Share Options on or before the Acceptance Date.

Termination of the Underwriting Agreement

The Underwriter may terminate the Underwriting Agreement by notice in writing given by th Underwriter to the Company at any time if, prior to 5:00 p.m. on the third Business Day after th latest date for acceptance of, and payment for the Rights Shares falls, which is expected to b Wednesday, 10 April 2002, there shall develop, occur, exist or come into effect:

(a) any new law or regulation or any change in existing laws or regulations or any change in th interpretation or application thereof by any court or other competent authority in Hong Kong o any other place in which any member of the Group conducts or carries on business; or

(b) any change in, or any event or series of events resulting or likely to result in any change in, local, national or international financial, political, military, industrial, economic, currency or (whether or not sui generis with any of the foregoing) market conditions; or

(c) any change in the conditions of local, national or international securities markets (including bu without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstance or otherwise),

which:

(1) is or will have a material adverse effect on the Company or the Group or the Rights Issue; or

(2) has or will have a material adverse effect on the success of the Rights Issue or the level o Rights Shares taken up; or

(3) makes it inadvisable or inexpedient for the Company to proceed with the Rights Issue.

Upon the giving of notice pursuant to the above, all obligations of the Underwriter under th Underwriting Agreement shall cease and determine and no party shall have any claim against an other party in respect of any matter or thing arising out of or in connection with the Underwriting Agreement provided that the Company shall remain liable to pay to the Underwriter such fees as ma then be agreed by the parties to the Underwriting Agreement.

Conditions of the Rights Issue

The Rights Issue is conditional upon, amongst other things, the following conditions fulfilled on or befor 5:00 pm Wednesday, 10 April 2002 or such later date as the Underwriter and the Company may agree i writing:

1. the Capital Reorganisation becoming effective and the Independent Shareholders' approval of the Rights Issue including the Bonus Share Issue of the Company at the SGM;
2. the filing and registration on or prior to the Record Date of the signed Rights Issue Documents with the Registrar of Companies in Hong Kong, complying with the requirements of the Companies Ordinance;
3. the filing on or prior to the Record Date of signed Rights Issue Documents with the Registrar o Companies in Bermuda, complying with the requirements of the Companies Act;
4. the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Adjusted Shares, the Rights Shares in both nil-paid and fully-paid forms and the Bonus Shares; and
5. the obligations of the Underwriter under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated in accordance with its terms or otherwise.

NOTICES

Expected timetable

	2002
Last day of dealings in existing Shares on a cum-rights basis	Thursday, 7 March
Commencement of dealings in existing Shares on an ex-rights basis	Friday, 8 March
Latest time for lodging transfers of existing Shares in order to qualify for the Rights Issue and the Bonus Share Issue	4:00 p.m., Monday, 11 March
Register of members closes (both dates inclusive)	Tuesday, 12 March to Friday, 15 March
Latest time for return of proxy form for SGM	9:00 a.m. Wednesday, 13 March
Expected date of SGM	9:00 a.m., Friday, 15 March
Record Date	Friday, 15 March
Despatch of Rights Issue prospectus, provisional allotment letters and excess application forms	Friday, 15 March
Effective Date of the Capital Reorganisation	4:00 p.m., Friday, 15 March
Register of members re-opens	Monday, 18 March
Free exchange of existing share certificates for new share certificates for Adjusted Shares commences	Monday, 18 March
Temporary counter for trading in Adjusted Shares *in board lots of 200 Adjusted Shares* (in the form of existing share certificates) opens	10:00 a.m. Monday, 18 March
Existing counter for trading in existing shares closes	10:00 a.m. Monday, 18 March
First day of dealings in nil-paid Rights Shares	Tuesday, 19 March
Latest time for splitting nil-paid Rights Shares	4:00 p.m. Monday, 25 March
Last day of dealings in nil-paid Rights Shares	Thursday, 28 March
Existing counter for trading in Adjusted Shares in board lots of 2,000 Adjusted Shares (in the forms of new share certificates) re-opens	10:00 a.m. Wednesday, 3 April
Parallel trading in Adjusted Shares (in the form of new and existing share certificates) commences	10:00 a.m. Wednesday, 3 April
Designated broker starts to stand in the market to provide matching service	10:00 a.m. Wednesday, 3 April
Latest time for payment and acceptance of Rights Issue	4:00 p.m. Thursday, 4 April
Latest time for the Rights Issue to become unconditional	5:00 p.m. Wednesday, 10 April
Announcement of result of the Rights Issue on newspaper	Thursday, 11 April
Despatch of refund cheques in respect of unsuccessful or partially unsuccessful excess applications posted on or before	Thursday, 11 April
Despatch of share certificates for fully paid Rights Shares *and Bonus Shares on or before*	*Thursday, 11 April*
Dealing in fully paid Rights Shares and Bonus Shares commences	Monday, 15April
Temporary counter for trading in Adjusted Shares in board lots of 200 Adjusted Shares (in the form of existingshare certificates) closes	4:00 p.m. Thursday, 25 April
Parallel trading in Adjusted Shares (in the form of new and existing share certificates) ends	4:00 p.m. Thursday, 25 April
Designated broker ceases to stand in the market to provide matching service	4:00 p.m. Thursday, 25 April
Free exchange of existing share certificates *for new share certificates ends*	*Tuesday, 30 April*

WARNING OF THE RISKS OF DEALING IN SHARES AND RIGHTS SHARES

The Rights Shares will be dealt in their nil-paid form from Tuesday, 19 March 2002 to Thursday, 28 March 2002 (both dates inclusive).

It should be noted that the Underwriting Agreement contains provisions granting the Underwriter the right to terminate its obligations on the occurrence of certain force majeure events. Please refer to the paragraph headed "Termination of the Underwriting Agreement" for further details.

Any Shareholders or other persons contemplating selling or purchasing the Shares and/or the Rights Shares in their nil-paid form during the period in which they may be traded on the Stock Exchange, which is expected to be from Tuesday, 19 March 2002 toThursday, 28 March 2002 (both dates inclusive), who are in any doubt about their position are recommended to consult their professional advisers. Any Shareholders or other persons dealing in the Shares up to the date on which all the conditions to which the Rights Issue is subject are fulfilled and any persons dealing in the nil-paid Rights Shares during the period in which they may be traded on the Stock Exchange will accordingly bear the risk that the Rights Issue may not become unconditional or may not proceed.

REASONS FOR THE RIGHTS ISSUE AND USE OF PROCEEDS

The Group is principally engaged in import, marketing and distribution of audio visual and other electrical products, air-conditioning products, car audio and electronics products, cars and car accessories. In view of the current market conditions, the tight liquidity situation of the Group and the considerable amount intended to be raised, the Directors consider that the Rights Issue provides a good opportunity for the Group to raise funds to improve its financial position and capability to develop its franchise and distribution businesses.

The estimated net proceeds of the Rights Issue (net of expenses and assuming the Share Options are not exercised) is approximately HK$46.8 million. The Directors intend to apply such proceeds as follows:

- as to approximately HK$15 million to repay the amounts due to a subsidiary of the Company;
- as to approximately HK$20 million to repay bank loans;
- as to approximately HK$10 million to develop the Group's franchise and distribution businesses, specifically in the motor cars business and air-conditioning marketing franchises; and
- as to the remaining of approximately HK$1.8 million as additional working capital of the Group.

To the extent that the net proceeds of the Rights Issue are not immediately used for the above purposes, it is the present intention of the Directors that the net proceeds of the Rights Issue will be placed on short term deposit.

As the fund raising by way of Rights Issue allows all Shareholders to maintain their respective pro-rata Share holdings in the Company, the Directors consider that it is in the interests of the company and its Shareholders as a whole, to raise the capital through the proposed Rights Issue.

ADJUSTMENTS IN RELATION TO THE SHARE OPTIONS

Holders of the Share Options will be informed of any adjustment to the exercise price which will be verified by independent professional adviser in accordance with the terms and conditions of the Company's share option scheme. Further details will be disclosed in the circular of the Company.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading of Shares was suspended from 10:00 a.m. on Thursday, 31 January 2002 pending release of this announcement. Application has been made to the Stock Exchange for resumption of trading of Shares with effect from 10:00 a.m. on Monday, 4 February 2002.

GENERAL

Pursuant to the Listing Rules, Shareholders' approval will be required for the Capital Reorganisation and Independent Shareholders' approval will be required for the Rights Issue including the issue of the Bonus Shares with the fully paid Rights Shares. In addition, the Controlling Shareholders will abstain from voting on the resolution to approve the Rights Issue at the SGM. An Independent Board Committee will be formed to advise the Independent Shareholders on whether or not the Rights Issue including the issue of the Bonus Shares with the fully paid Rights Shares are in the interests of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. An independent financial adviser will be appointed to advise the Independent Board Committee in this regard.

A circular containing, inter alia, details of the Capital Reorganisation, the Rights Issue, the Bonus Share Issue, the letter from the board, the recommendation of the independent financial adviser, and the notice for the SGM will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

"Acceptance Date"	Thursday, 4 April 2002 or such other date as the Underwriter may agree in writing with the Company as the latest date for acceptance of, and payment of, the Rights Shares
"Adjusted Share(s)"	share(s) of HK$0.01 each in the capital of the Company created upon the Share Subdivision and the Share Consolidation becoming effective
"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Accumulated Losses"	the entire balance of the accumulated losses of approximately HK$483,020,000 in the unaudited interim accounts of the Company as at 30 June 2001
"Bonus Shares"	not less than 422,661,351 Adjusted Shares and not more than 430,188,471 Adjusted Shares to be issued under the Bonus Share Issue
"Bonus Share Issue"	the issue of new Adjusted Shares to the first registered holders of the Rights Shares on the basis of three Adjusted Shares to each Rights Share
"Business Day"	a day (other than Saturday) on which the banks are generally open for business
"Capital Reduction"	the proposed reduction in the paid up capital and nominal value of each issued Share from HK$0.10 to HK$0.001 by cancellation of HK$0.099 of the paid up capital for each issued Share
"Capital Reorganisation"	the Capital Reduction, the Share Subdivision, the Share Consolidation, the application of an amount of approximately HK$343,542,000 standing to the credit of the Share Premium Account and the credit of approximately HK$139,478,000 arising from the Capital Reduction to eliminate the Accumulated Losses
"Companies Act"	Companies Act 1981 of Bermuda
"Companies Ordinance"	Companies Ordinance, Cap.32 of the Laws of Hong Kong
"Company"	Wo Kee Hong (Holdings) Limited, a company incorporated in Bermuda with limited liability and the ordinary shares of which are listed on the Stock Exchange
"Controlling Shareholders"	Mr. Wing Sum Lee, Mr. Richard Man Fai Lee, Ms. Kam Har Yue, Mr. Jeff Man Bun Lee, Fisherman Enterprises Inc. and Unit Cosmo International Limited together with their respective associates
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	an independent board committee of the board of Directors to be formed to advise on the Rights Issue including the issue of the Bonus Shares with the fully paid Rights Shares
"Independent Shareholders"	Shareholders other than the Controlling Shareholders
"Issue Price"	the issue price of the Rights Share of HK$0.35 per Rights Share
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Overseas Shareholder(s)"	Shareholder(s) whose name(s) appear(s) on the register of members of the Company as at the close of business on the Record Date and whose address(es) as shown in the register of members of the Company on that date is/are outside Hong Kong
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue
"Qualifying Shareholder(s)"	Shareholder(s) other than the Overseas Shareholders whose names appear on the register of members of the Company as at the close of business on the Record Date
"Record Date"	Friday, 15 March 2002, the record date by reference to which entitlements to the Rights Issue will be determined
"Reduced Share(s)"	share(s) of HK$0.001 each in the capital of the Company after reducing the par value of the issued Share(s) from HK$0.10 each to HK$0.001 each but before the Share Consolidation
"Rights Issue"	the issue of the Rights Shares at the Issue Price in the proportion of one Rights Share for every Adjusted Share with three Bonus Shares for every fully-paid Rights Share
"Rights Issue Documents"	the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares
"Rights Shares"	not less than 140,887,117 Adjusted Shares and not more than 143,396,157 Adjusted Shares
"SGM"	the special general meeting to be convened by the Company on 9:00a.m. Friday, 15 March 2002 to consider and if thought fit to pass, inter alia, relevant resolutions regarding the Capital Reorganisation and the Rights Issue with the Bonus Share Issue
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company prior to the Capital Reorganisation
"Shareholders"	the holders of the Shares
"Share Options"	options granted under the Company's share option scheme adopted on 22 June 1991 and 28 June 2001 respectively
"Share Premium Account"	the share premium account of the Company as at 30 June 2001
"Share Consolidation"	consolidation of every ten Reduced Shares of HK$0.001 each into one Adjusted Share
"Share Subdivision"	subdivision of every authorised but unissued Share into 10 Adjusted Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Underwriter"	Kingsway SW Securities Limited, a company incorporated in Hong Kong with limited liability in accordance with the Companies Ordinance and a securities dealer registered with the Securities an Futures Commission under the Securities Ordinance (Cap.333, Laws of Hong Kong)
"Underwriting Agreement"	the agreement dated 30 January 2002 between the Company, the Controlling Shareholders and the Underwriter in respect of the Rights Issue
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

By order of the Board
Wo Kee Hong (Holdings) Limited
Barry John Buttifant
Managing Director

Hong Kong, 1 February 2002

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

和記行（集團）有限公司

(於百慕達註冊成立之有限公司)

股本重組建議、供股建議及紅股發行建議

供股之財務顧問

匯富融資有限公司

包銷商

匯富証券有限公司

董事宣佈，本公司建議進行股本重組、供股及紅股發行。

股本重組建議

董事建議進行股本重組，據此：

(i) 已發行股份之繳足股本之面值將透過註銷每股已發行股份之繳足股本0.099港元而由0.10港元削減至0.001港元；
(ii) 每股法定但未發行股份將拆細為10股每股面值0.01港元之經調整股份；
(iii) 每10股已發行之已削減股份將合併為1股已發行經調整股份；
(iv) 因削減股本而產生之貸項約139,478,000港元將全部用以抵銷部份累積虧損；及
(v) 股份溢價賬之貸項金額約343,542,000港元將用以抵銷累積虧損之結餘。

股本重組須按若干條件(見下文「股本重組之條件」)達成後方能作實。

供股建議及紅股發行建議

股本重組完成後，本公司建議以供股方式按股本重組後之發行價發行不少於140,887,117股供股股份及不多於143,346,157股供股股份，以籌集(假設購股權並無於記錄日期或之前獲行使)約46,800,000港元(已扣除開支)或(假設董事以外之購股權持有人全面行使購股權所附之認購權)約47,700,000港元(已扣除開支)。

本公司將於股份合併生效後就每股由合資格股東持有之經調整股份暫定配發1股供股股份，並建議供股股份之首名登記持有人按每1股供股股份獲發3股紅股之基準而取得紅股。供股並不適用於海外股東。

估計供股之所得款項淨額約為46,800,000港元(假設不會於記錄日期或之前行使購股權)，其中約15,000,000港元將用以償還欠本公司一間附屬公司之款項；約20,000,000港元用以償還銀行貸款；約10,000,000港元用以發展本集團之專利及代理經銷業務(特別是汽車業務及空調市場推廣專利業務)；及約1,800,000港元撥作本集團之營運資金。

控股股東及彼等之聯繫人士現時擁有本公司已發行股本約56.88%權益，並已作出不可撤回承諾悉數接納彼等根據供股合共80,136,928股供股股份之暫定配額。根據包銷協議，包銷商已全數包銷餘下不少於60,750,189股供股股份。

供股須待(其中包括)獨立股東於股東特別大會上批准及達成下文「供股之條件」一節所載其他條件後方能作實。

預期股份以連權基準買賣之最後日期為二零零二年三月七日(星期四)。預期股份將於二零零二年三月八日(星期五)起以除權方式買賣。為符合供股資格，任何股份過戶文件(連同有關股票)必須於二零零二年三月十一日(星期一)下午四時前送交辦理登記手續。

買賣股份及供股股份之風險提示

供股股份將於二零零二年三月十九日(星期二)至二零零二年三月二十八日(星期四)(包括首尾兩日)期間以未繳股款方式買賣。

謹請注意，包銷協議載述發生若干不可抗力事件之情況下授權包銷商終止其責任之權利之條文。詳情請參閱「終止包銷協議」一段。

擬於股份及／或未繳股款供股股份可在聯交所買賣期間(預期由二零零二年三月十九日(星期二)至二零零二年三月二十八日(星期四)(包括首尾兩日)內出售或購買其股份及／或未繳股款供股股份之任何股東或其他人士如對其情況有任何疑問應諮詢彼等之專業顧問。任何股東或其他人士擬由現時至所有該等供股條件達成之日買賣股份，以及任何人士於未繳股款供股股份可在聯交所買賣之期間內買賣未繳股款供股股份，須承擔供股可能不會成為無條件及可能不會進行之風險。

根據上市規則，股本重組需要獲得股東批准，而供股(包括按繳足股款之供股股份發行紅股)則需要獲得獨立股東之批准。此外，控股股東將於股東特別大會上就批准供股之決議案棄權投票。本公司將組成獨立董事委員會以就供股(包括按繳足股款之供股股份發行紅股)是否符合本公司利益，以及就獨立股東而言是否公平合理，向獨立股東提供意見。本公司將委任一名獨立財務顧問，就此方面向獨立董事委員會提供意見。

一份載有(其中包括)股本重組、供股、紅股發行之詳情、董事會函件、獨立財務顧問之推薦意見及股東特別大會通告之通函將盡快寄發予股東。

應本公司之要求，股份已於二零零二年一月三十一日(星期四)上午十時起暫停買賣，以待刊發本公佈。本公司已向聯交所申請由二零零二年二月四日(星期一)上午十時起恢復買賣股份。

股本重組建議

董事建議進行股本重組，據此：

(i) 已發行股份之繳足股本之面值將透過註銷每股已發行股份之0.099港元繳足股本而由0.10港元削減至0.001港元；
(ii) 每股法定但未發行股份將拆細為10股每股面值0.01港元之經調整股份；
(iii) 每10股已發行之已削減股份將合併為1股已發行經調整股份；
(iv) 因削減股本而產生之貸項約139,478,000港元將全部用以抵銷部份累積虧損；及
(v) 股份溢價賬之貸項金額約343,542,000港元將用以抵銷累積虧損之結餘。

股本重組之影響

(1) 本公司之現有法定股本為350,000,000港元，分為3,500,000,000股每股面值0.10港元之股份，其中1,408,871,178股股份經已發行及繳足。根據股本重組建議，每股已發行股份之面值將由0.10港元減至0.001港元，而本公司之繳足普通股本亦將因而削減約139,478,000港元。削減股本將產生約139,478,000港元之貸項，其將全部用以抵銷部份累積虧損。
(2) 於二零零一年六月三十日，本公司錄得約483,020,000港元之累積虧損，而股份溢價賬之結存約為725,993,000港元。由於因削減股本而產生之貸項約139,478,000港元不足以抵銷所有累積虧損，因此股份溢價賬中約343,542,000港元將用以抵銷其餘累積虧損。

除因股本重組所產生或將產生之開支外，進行股本重組本身不會影響本公司之業務運作及管理或股東之權益。此外，股本重組將不會影響本集團償還欠債權人款項之能力。

股本重組之理由

董事相信股本重組對本公司及股東整體有利。基於過往年間之經營虧損所造成之大額累積虧損結餘，故本公司目前並無可供分派儲備。於二零零一年六月三十日，累積虧損約為483,020,000港元。董事認為股本重組可讓本公司較早能宣派股息予股東(較以日後產生之溢利抵銷累積虧損方式更快)。

股本重組之影響概述如下：

	股本重組前	削減股本、拆細及股份合併後
每股面值	0.1港元	0.01港元
法定股份數目	3,500,000,000	21,052,175,337
法定股本(港元)	350,000,000	210,521,753.37
已發行股份數目	1,408,871,178	140,887,117

暫定配發之基準

合資格股東於記錄日期每持有1股經調整股份可獲配發1股供股股份。

供股股份及紅股之地位

供股股份及紅股於配發及繳足股款後，與屆時經調整股份享有同等地位，而該等供股股份之持有人有權收取於配發供股股份及紅股日期後所宣派、作出或派付之所有未來股息及分派。

供股股份及紅股之股票

待達成供股之條件後，預期所有繳足股款供股股份及紅股之股票將於二零零二年四月十一日(星期四)或該日前寄發予已接納及已申請(倘適用)，及已支付供股股份之人士，郵誤風險由彼等承擔。

海外股東權利

就供股發出之文件將不會按香港及百慕達以外任何司法權區之適用證券法註冊。海外股東將不會獲暫定配發供股股份。本公司將向海外股東送交供股章程，但僅作參考而已，惟不會向海外股東送交暫定配發通知書或額外供股股份申請表格。

倘可取得溢價(扣除開支後)，本公司將於未繳股款之供股股份開始買賣後儘快安排原應暫定配發予海外股東之供股股份以其未繳股款之形式在市場出售。是項出售所得之款項扣除開支後為數100港元或以上，將以港元支付予有關之海外股東。少於100港元之個別款額則撥歸本公司。

申請額外供股股份

合資格股東有權申請海外股東任何未售之配額及暫定配發但未獲接納或未繳股款供股股份之承讓人認購之任何供股股份。根據額外供股股份申請所發行之繳足股款供股股份，亦將按每一股供股股份發行三股紅股之比例與紅股一併發行。

若申請額外供股股份，可以填妥適用申請表格，並將該表格聯同有關申請認購額外供股股份之股款一併遞交。董事將酌情以公平合理原則配發額外供股股份，但將優先處理將碎股補足整數買賣單位之申請。

上市及買賣

本公司將向聯交所上市委員會申請批准未繳股款及繳足股款形式供股股份及紅股上市及買賣。

買賣股份及供股股份之風險提示

供股股份將於二零零二年三月十九日(星期二)至二零零二年三月二十八日(星期四)(包括首尾兩日)期間以未繳股款方式買賣。

謹請注意，包銷協議載述發生若干不可抗力事件之情況下授權包銷商終止其責任之權利之條文。詳情請參閱「終止包銷協議」一段。

擬於股份及／或未繳股款供股股份可在聯交所買賣期間(預期由二零零二年三月十九日(星期二)至二零零二年三月二十八日(星期四)(包括首尾兩日)內出售或購買其股份及／或未繳股款供股股份之任何股東或其他人士如對其情況有任何疑問應諮詢彼等之專業顧問。任何股東或其他人士擬由現時至所有該等供股條件達成之日買賣股份，以及任何人士於未繳股款供股股份可在聯交所買賣之期間內買賣未繳股款供股股份，須承擔供股可能不會成為無條件及可能不會進行之風險。

供股之理由及所得款項用途

本集團主要從事入口、推廣及代理經銷視聽器材及其他電器產品、空調產品、汽車音響及電子產品、汽車及汽車配件。鑑於目前市況、本集團緊絀之財政狀況及擬將籌集之所需金額，董事認為供股為本集團就籌集資金提供良機，改善其財政狀況及發展其專利及代理經銷業務之實力。

估計供股所得款項淨額(扣除有關開支及假設購股權尚未行使)約達46,800,000港元。董事擬將該筆所得款項撥作下列用途：

- 約15,000,000港元用作償還欠本公司一間附屬公司之款項；
- 約20,000,000港元用作償還銀行貸款；
- 約10,000,000港元用作發展本集團之專利及代理經銷業務，特別是汽車業務及空調市場推廣專利業務；以及
- 餘下約1,800,000港元用作本集團營運資金。

倘若供股之所得款項淨額並非立即用於上述用途，據董事目前的意向，供股所得之款項淨額將會留作短期存款。

由於透過供股籌集資金使所有股東可維持彼等各自佔本公司之股權比重，董事認為透過建議供股籌集資金乃符合本公司及其股東之利益。

有關購股權之調整

	股本重組前	削減股本、拆細及股份合併後
股面值	0.1港元	0.01港元
定股份數目	3,500,000,000	21,052,175,337
定股本(港元)	350,000,000	210,521,753.37
發行股份數目	1,408,871,178	140,887,117
發行及繳足股本(港元)	140,887,117.8	1,408,871.17
發行股份數目	2,091,128,822	20,911,288,220
發行股本(港元)	209,112,882.2	209,112,882.2

本重組之條件

本重組須待(其中包括)下列條件達成後方能作實：

股東於股東特別大會上通過有關批准股本重組建議之決議案；

聯交所批准經調整股份上市及買賣；及

根據公司法在百慕達刊發有關進行股本重組之通告，並由董事簽發證明，確認於削減股本生效之日起並無及於削減股本後將無合理理由相信本公司於其負債到期時無力償還該等債項。

本重組毋須待供股完成後方能作實。

調整股份之預期時間表及買賣安排

股本重組生效(預期於二零零二年三月十五日(星期五)下午四時)後，股東可於二零零二三月十八日(星期一)之後至二零零二年四月三十日(星期二)期間，將現有經調整股份之票送交本公司於香港之股份過戶登記分處標準證券登記有限公司(地址為香港干諾道中111永安中心5樓)以換取新發行之經調整股份股票，有關費用由本公司承擔。此後，現有股之股票須於支付每張股票2.50港元(或聯交所不時批准之較高金額)之費用後，方可將現股份股票轉換為就經調整股份發行之新股票。儘管如此，現有股份股票將繼續為合法所權之有效憑證，並可隨時轉換為經調整股份股票。

股本重組完成後，買賣單位將仍為每手2,000股經調整股份。

調整股份之任何零碎配額將予彙集出售，利益歸本公司所有。為減輕因股份合併產生零經調整股份而引致之不便，本公司已同意促使代理人於二零零二年四月三日(星期三)至二零零二年四月二十五日(星期四)(包括首尾兩日)期間於市場上盡力提供經調整股份之零股作對盤服務。有關零碎股安排之其他詳情，將刊載於寄發予股東之通函內。

共股建議

行統計數字

股之基準：	合資格股東於記錄日期每持有1股經調整股份可獲配1股供股股份
有已發行股份之數目：	1,408,871,178股股份或(於董事以外之購股權持有人全數行使所持之購股權後)1,433,461,578股股份(*附註*)
發行經調整股份之數目(假設股本重組生效)：	140,887,117股經調整股份或(於董事以外之購股權持有人全數行使所持之購股權後)143,346,157股經調整股份(*附註*)
共股股份之數目(根據已發行經調整股份之數目)：	不少於140,887,117股供股股份及不多於143,346,157股供股股份
共股股份之發行價：	每股0.35港元
紅股之數目：	不少於422,661,351股經調整股份及不多於430,038,471股將發行(按每股供股股份獲發3股紅股之基準)予首名供股股份登記持有人之經調整股份

附註：於本公佈刊發之日，尚未行使之購股權可認購合共213,470,400股股份。於購股權持有人當中，董事李永森先生、李文輝先生、Barry John Buttifant先生、孫志冲先生、余金霞女士及李文彬先生合共可認購188,880,000股股份，彼等已向本公司作出不可撤回之承諾，不會在接納日期或之前行使各自之購股權。

合資格股東

本公司僅會向合資格股東寄發暫定配發通知書及額外供股股份申請表格。

為符合供股資格，股東必須：

- 於記錄日期已登記為本公司股東；及
- 於記錄日期在本公司股東名冊上記錄之地址乃位於香港。

為了可於記錄日期已登記為本公司股東，股東須於二零零二年三月十一日(星期一)下午四時前將股份過戶文件(連同有關股票)送達本公司在香港之股份過戶登記分處標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)辦理股份過戶登記手續。

暫停辦理過戶登記手續

本公司將於二零零二年三月十二日(星期二)至二零零二年三月十五日(星期五)(包括首尾兩日)暫停辦理股東登記，期間將不會辦理股份過戶手續。

供股股份之發行價

倘合資格股東接納有關暫定配發供股股份或申請認購額外供股股份，或倘未繳股款供股股份受讓人申請認購供股股份，須繳足每股供股股份之認購價0.35港元。

發行價乃由本公司及包銷商按公平磋商原則協訂。

以下為發行價與股份之成交價及理論除權價(並無計及紅股)之對照簡表：

	股本重組前	股本重組生效後
發行價	0.035港元	0.350港元
甲. 股份於二零零二年一月三十日(股份暫停買賣前之最後交易日)之收市價	0.055港元	0.550港元
相較收市價之折讓	36.4%	36.4%
乙. 股份暫停買賣前十個交易日之平均收市價	0.065港元	0.650港元
相較十日平均收市價之折讓	46.2%	46.2%
丙. 理論除權價(並無計及紅股)	0.045港元	0.450港元
相較理論除權價之折讓	22.2%	22.2%

附註：供股之發行價為0.350港元，因此股本重組前供股之理論發行價為0.035港元(0.350港元除以10)。

由於每股供股股份附帶享有三股紅股之配額，故每股供股股份之有效發行價約0.088港元。以下為有效發行價與股份之成交價及理論除權價(已計及紅股)之對照簡表：

	股本重組前	股本重組生效後
有效發行價	0.009港元	0.088港元
甲. 股份於二零零二年一月三十日(股份暫停買賣前之最後交易日)之收市價	0.055港元	0.550港元
相較收市價之折讓	84.1%	84.1%
乙. 股份暫停買賣前十個交易日之平均收市價	0.065港元	0.650港元
相較十日平均收市價之折讓	86.5%	86.5%
丙. 理論除權價(已計及紅股)	0.018港元	0.180港元
相較理論除權價之折讓	51.4%	51.4%

補足整數買賣單位之申請。

上市及買賣

本公司將向聯交所上市委員會申請批准未繳股款及繳足股款形式供股股份及紅股上市及買賣。

為於聯交所進行買賣，未繳股款及繳足股款供股股份之買賣單位均為每手2,000股，此為現有股份於聯交所之每手買賣單位。

買賣登記於本公司在香港之股東名冊分冊上未繳股款及繳足股款形式供股股份須繳付香港印花稅。

包銷安排

於二零零二年一月三十日訂立之包銷協議

包銷商	：	滙富証券有限公司
包銷供股股份數目	：	不少於60,750,189股供股股份但不多於63,209,229股供股股份
佣金	：	包銷商所包銷之供股股份之發行價總額之2.5%

包銷商乃與本公司或其附屬公司之董事、行政人員、主要股東或彼等之聯繫人士概無關連之獨立第三者。

控股股東之承諾

截至本公佈日期，控股股東連同彼等各自之聯繫人士實益擁有合共801,369,291股股份或相當於股本重組生效後之80,136,928股經調整股份，佔本公司已發行股本約56.88%。各控股股東已向本公司作出不可撤回承諾接納及認購或促使接納及認購全數合共80,136,928股供股股份，佔供股暫定配發予控股股東連同彼等之聯繫人士之供股股份總數約56.88%。

購股權持有人及董事之承諾

截至本公佈日期，尚有未行使之購股權可認購合共213,470,400股股份。李永森先生、李文輝先生、Barry John Buttifant先生、孫志冲先生、余金霞女士及李文彬先生作為董事及購股權持有人所持有之購股權合共可認購188,880,000股股份，彼等已向本公司作出不可撤回之承諾，不會在接納日期或之前行使各自之購股權。

終止包銷協議

倘於接納及支付供股股份最後一日後第三個營業日(預期為二零零二年四月十日(星期三))下午五時前任何時間內形成、發生或存在以下事項或以下事項生效，則包銷商可向本公司發出書面通知終止包銷協議所載之安排：

(甲) 香港或本集團成員公司經營業務所在之其他地方之法院或其他主管當局推行任何新法例或法規，或現有法例或法規(或其詮釋或應用)之變動；或

(乙) 本地、全國或國際金融、政治、軍事、工業、經濟、貨幣(不論是否與前述任何事項屬同類)或市況變動或任何事件或連串事件導致或可能導致上述變動；或

(丙) 本地、全國或國際證券市況出現任何變動(包括但不限於聯交所因特殊金融情況或其他方面而對證券買賣實施全面禁售、暫停或重大限制)；且

(1) 對本公司或本集團或供股已經或將會造成重大不利影響；或

(2) 對或將會對供股之成效或接納供股之程度具有重大不利影響；或

(3) 使本公司進行供股屬不智或不宜。

終止通知發出後，包銷商於包銷協議項下之所有責任將予終止，而任何一方概不可向任何他方就有關或關於包銷協議所產生之任何事項索償，惟本公司仍須負責向包銷商支付包銷協議各訂約方當時協定之有關費用。

供股之條件

供股須待(其中包括)下列條件於二零零二年四月十日(星期三)下午五時或之前或包銷商與本公司書面協定之較後日期生效後達成，方可作實：

1. 股本重組，及獨立股東於股東特別大會上批准本公司供股，包括發行紅股；
2. 遵照香港公司條例之規定，於記錄日期或之前將已簽署之供股文件送呈香港公司註冊處登記及存檔；
3. 遵照公司法之規定，於記錄日期或之前將已簽署之供股文件送呈百慕達公司註冊處存檔；
4. 聯交所上市委員會批准經調整股份、未繳股款及繳足股款形式之供股股份及紅股上市及買賣；及
5. 包銷商根據包銷協議之責任成為無條件而包銷協議並無根據其條款或其他方式遭終止。

預期時間表

	二零零二年
以連權形式買賣現有股份之最後交易日	三月七日(星期四)
開始以除權形式買賣現有股份	三月八日(星期五)
呈交現有股份過戶文件以符合供股及紅股發行資格之截止時間	三月十一日(星期一)下午四時
暫停辦理股東登記手續(包括首尾兩日)	三月十二日(星期二)至三月十五日(星期五)
交回股東特別大會代表委任表格之截止時間	三月十三日(星期三)上午九時
預期股東特別大會召開日期	三月十五日(星期五)上午九時
記錄日期	三月十五日(星期五)
寄發供股章程、暫定配發通知書及額外供股股份申請表格	三月十五日(星期五)
股本重組之生效日期	三月十五日(星期五)下午四時
恢復辦理股東登記手續	三月十八日(星期一)
開始現有股票免費交換經調整股份新股票之日	三月十八日(星期一)
開始以每手200股經調整股份(以現有股票形式)之臨時版面買賣	三月十八日(星期一)上午十時
暫停現有股份之現有版面買賣	三月十八日(星期一)上午十時
買賣未繳股款供股股份首日	三月十九日(星期二)
分拆未繳股款供股股份最後限期	三月二十五日(星期一)下午四時
買賣未繳股款供股股份最後日期	三月二十八日(星期四)
恢復以每手2,000股經調整股份(以新股票形式)之現有版面買賣	四月三日(星期三)上午十時
開始經調整股份(以新及現有股票形式)並行買賣	四月三日(星期三)上午十時
指定經紀開始於市場上提供對盤服務	四月三日(星期三)上午十時
接納供股及支付股款最後限期	四月四日(星期四)下午四時
供股成為無條件之最後限期	四月十日(星期三)下午五時
於報章公佈供股之結果	四月十一日(星期四)
開始寄發全部或部份不獲接納之額外供股股份申請退款支票之日期	四月十一日(星期四)或之前
開始寄發繳足股款供股股份及紅股之股票日期	四月十一日(星期四)或之前
開始買賣繳足股款供股股份及紅股	四月十五日(星期一)
以每手200股經調整股份(以現有股票形式)之臨時版面買賣結束	四月二十五日(星期四)下午四時
經調整股份(以新及現有股票形式)並行買賣結束	四月二十五日(星期四)下午四時
指定經紀停止於市場上提供對盤服務	四月二十五日(星期四)下午四時
	四月三十日(星期二)

由於透過供股籌集資金使所有股東可維持彼等各自佔本公司之股權比重，董事認為透過建議供股籌集資金乃符合本公司及其股東之利益。

有關購股權之調整

根據本公司購股權計劃之條款及條件，倘若行使價經獨立專業顧問核實而出現任何調整，將會通知購股權持有人。有關進一步詳情將於本公司通函披露。

暫停及恢復買賣股份

應本公司之要求，股份已於二零零二年一月三十一日(星期四)上午十時起暫停買賣，以待刊發本公佈。本公司已向聯交所申請由二零零二年二月四日(星期一)上午十時起恢復買賣股份。

一般資料

根據上市規則，股本重組需獲得股東批准，而供股(包括按繳足股款之供股股份發行紅股)則需要獲得獨立股東之批准。此外，控股股東將於股東特別大會上就批准供股之決議案棄權投票。本公司將組成獨立董事委員會以就供股(包括按繳足股款之供股股份發行紅股)是否符合本公司利益及就獨立股東而言是否公平合理發表意見。本公司將委任一名獨立財務顧問，以就此方面向獨立董事委員會提供意見。

一份載有(其中包括)股本重組、供股、紅股發行之詳情、董事會函件、獨立財務顧問之推薦意見及股東特別大會通告之通函將盡快寄發予股東。

釋義

「接納日期」	指	二零零二年四月四日(星期四)，或包銷商與本公司書面同意就接納供股股份及支付股款之其他限期
「經調整股份」	指	本公司於股份拆細及股份合併生效時增設其股本中每股面值0.01港元之股份
「聯繫人士」	指	上市規則賦予之涵義
「累積虧損」	指	本公司截至二零零一年六月三十日之未經審核中期賬目之累積虧損全數金額約483,020,000港元
「紅股」	指	根據紅股發行將予發行不少於422,661,351股經調整股份而不超過430,188,471股經調整股份
「紅股發行」	指	向首名供股股份之登記持有人按每股供股股份獲發3股經調整股份之基準發行新經調整股份
「營業日」	指	銀行一般營業之日(星期六除外)
「削減股本」	指	建議削減繳足股本及透過註銷每股已發行股份之0.099港元之繳足股本將每股已發行股份面值由0.10港元減至0.001港元
「股本重組」	指	削減股本、股份拆細、股份合併、運用股份溢價賬中約343,542,000港元金額之貸項及因削減股本而產生約139,478,000港元之貸項以註銷累積虧損
「公司法」	指	百慕達一九八一年公司法
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	和記行(集團)有限公司，於百慕達註冊成立之有限公司，其普通股於聯交所上市
「控股股東」	指	李永森先生、李文輝先生、余金霞女士、李文彬先生、Fisherman Enterprises Inc.及Unit Cosmo International *Limited*，連同彼等之聯繫人士
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	董事會為就供股(包括按繳足股款之供股股份發行紅股)而提供意見而成立之獨立董事委員會
「獨立股東」	指	控股股東以外之股東
「發行價」	指	每股供股股份0.35港元之供股股份發行價
「上市規則」	指	聯交所證券上市規則
「海外股東」	指	於記錄日期營業時間結束時名列本公司股東名冊且於本公司名冊上登記地址位於香港以外地區之股東
「供股章程」	指	本公司將就供股刊發之供股章程
「合資格股東」	指	於記錄日期營業時間結束時名列本公司股東名冊之股東(海外股東除外)
「記錄日期」	指	二零零二年三月十五日(星期五)，釐定供股配額之參考記錄日期
「已削減股份」	指	將已發行股份之面值由每股0.10港元減至0.001港元後惟在股份合併前本公司股本中每股面值0.001港元之股份
「供股」	指	以發行價按每股經調整股份獲發一股供股股份，以及每股繳足股款供股股份獲發3股紅股之比例發行供股股份
「供股文件」	指	供股章程、暫定配發通知書及額外供股股份申請表格
「供股股份」	指	不少於140,887,117股經調整股份而不超過143,396,157股經調整股份
「股東特別大會」	指	本公司將於二零零二年三月十五日(星期五)上午九時就考慮並酌情通過(其中包括)有關股本重組及供股(連同紅股發行)之決議案召開之股東特別大會
「股份」	指	股本重組前本公司股本中每股面值0.10港元之股份
「股東」	指	股份持有人
「購股權」	指	根據本公司分別於一九九一年六月二十二日及二零零一年六月二十八日採納之購股權計劃所授出之購股權
「股份溢價賬」	指	本公司於二零零一年六月三十日之股份溢價賬
「股份合併」	指	每10股每股面值0.001港元之已削減股份合併為1股經調整股份
「股份拆細」	指	每股法定惟未發行之股份分拆為10股經調整股份
「聯交所」	指	香港聯合交易所有限公司
「包銷商」	指	滙富証券有限公司，根據公司條例在香港註冊成立之有限公司，並為根據證券條例(香港法例第333章)於證券及期貨事務監察委員會註冊之證券交易商
「包銷協議」	指	本公司、控股股東及包銷商於二零零二年一月三十日就供股訂立之協議
「港元」	指	香港法定貨幣港元

承董事會命
和記行(集團)有限公司
董事總經理
Barry John Buttifant

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

股東特別大會結果
寄發供股文件
以及
披露有關購股權之調整

董事欣然公佈於二零零二年三月十五日舉行之股東特別大會，獨立股東通過決議案批准供股以及紅股發行，股東亦已通過決議案批准股本重組、修訂公司細則以及發行新證券及購回股份之一般授權。

股本重組已於二零零二年三月十五日下午四時生效。

有關供股之供股章程連同暫定配額通知書及額外供股股份申請表格已於二零零二年三月十五日寄發予合資格股東及（僅供參考）海外股東（暫定配額通知書及額外供股股份申請表格除外）。

除文義另有所指外，本公佈之詞彙，與本公司於二零零二年二月一日刊發之公佈以及本公司於二零零二年二月二十日刊發之通函具相同涵義。

股東特別大會結果

董事欣然公佈於二零零二年三月十五日舉行之股東特別大會，獨立股東通過決議案批准供股以及紅股發行，股東亦已通過決議案批准股本重組、修訂公司細則以及發行新證券及購回股份之一般授權。

股本重組已於二零零二年三月十五日下午四時生效。

於二零零二年三月十五日（即供股之記錄日期），合共有140,887,117股已發行股份。待供股章程所述之條件獲達成後，將按於記錄日期每持有一股經調整股份供一股供股股份之比例進行供股，並按每股獲悉數接納之供股股份配發三股紅股（股款須於接納時繳足），供股將透過發行140,887,117股供股股份以及422,661,351股紅股而增加已發行經調整股份至704,435,585股股份。

支付及接納供股之最後限期為二零零二年四月四日（星期四）下午四時。

寄發供股文件

供股文件已遵照香港公司條例第342C條之規定送呈香港公司註冊處註冊存案。供股文件已根據百慕達一九八一年公司法之規定送交百慕達公司註冊處存案。

於股東特別大會後，供股文件已於二零零二年三月十五日寄發予合資格股東及（僅供參考）海外股東（暫定配額通知書及額外供股股份申請表格除外）。

終止及不可抗力

謹請注意，倘於接納及支付供股股份最後一日後第三個營業日（預期為二零零二年四月十日（星期三））下午五時前任何時間內發生供股章程內所述之若干事項，則包銷商可向本公司發出書面通知終止包銷協議。**倘包銷商終止銷協議，供股將不會進行。**

供股成為無條件之最後限期為二零零二年四月十日（星期三）下午五時。

披露有關購股權之調整

根據於一九九一年六月二十二日以及二零零一年六月二十八日採納之購股權計劃各自之條款，購股權之行使價，將於股本重組生效後以及供股及紅股發行成為無條件後調整如下：

行使價	每股股份原有行使價（港元）	每股經調整之行使價（港元）
一九九六年六月十三日至二零零二年六月三十日	0.9460	3.0963
一九九七年八月二十八日至二零零三年八月三十一日	0.5330	1.7445
一九九八年二月十九日至二零零四年三月十二日	0.2200	0.7201
一九九八年七月二十四日至二零零四年七月二十三日	0.1053	0.3446
二零零零年二月一日至二零零六年三月二十一日	0.1400	0.4582
二零零零年三月十八日至二零零六年三月二十二日	0.3264	1.0683
二零零零年十一月五日至二零零六年十一月四日	0.1413	0.4625
二零零一年三月六日至二零零七年三月十四日	0.1000	0.3273
二零零一年六月二十九日至二零零七年六月二十九日	0.1000	0.3273
二零零一年九月十四日至二零零七年九月十八日	0.1000	0.3273
二零零一年九月三十日至二零零七年九月三十日	0.1000	0.3273
二零零一年十二月二十三日至二零零七年十二月二十二日	0.1000	0.3273

本公司核數師已確認根據於一九九一年六月二十二日以及二零零一年六月二十八日採納之購股權計劃各自之條款而計算上述之調整。

本公司已向聯交所上市委員會申請經調整股份、繳足股款及未繳股款之供股股份以及紅股於聯交所上市及買賣。

承董事會命
和記行（集團）有限公司
董事總經理
Barry John BUTTIFANT

香港，二零零二年三月十五日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

02 MAR 28 AM 8:56

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

RESULT OF SPECIAL GENERAL MEETING, DESPATCH OF RIGHTS ISSUE DOCUMENTS AND DISCLOSURE OF ADJUSTMENTS IN RELATION TO SHARE OPTIONS

The Directors are pleased to announce that at the SGM held on 15 March 2002, the Independent Shareholders passed the resolution approving the Rights Issue with the Bonus Share Issue and the Shareholders passed the resolutions approving the Capital Reorganisation, amendment to the bye-laws and General Mandates to issue new securities and to repurchase Shares.

The Capital Reorganisation has become effective at 4:00 p.m. on 15 March 2002.

The Prospectus together with the provisional allotment letter and the form of application for excess Rights Shares in relation to the Rights Issue have been despatched to the Qualifying Shareholders and, for information only, to the Overseas Shareholders (other than the provisional allotment letter and the form of application for excess Rights Shares) on 15 March 2002.

Capitalised terms used herein shall have the same meanings as defined in the announcement of the Company dated 1 February 2002 and the circular of the Company dated 20 February 2002 unless the context states otherwise.

Result of SGM

The Directors are pleased to announce that at the SGM held on 15 March 2002, the Independent Shareholders passed the resolution approving the Rights Issue with the Bonus Share Issue and the Shareholders passed the resolutions approving the Capital Reorganisation, amendment to the bye-laws and General Mandates to issue new securities and to repurchase Shares.

The Capital Reorganisation has become effective at 4:00 p.m. on 15 March 2002.

At 15 March 2002, being the Record Date for the Rights Issue, there are 140,887,117 Adjusted Shares in issue. On the basis of one Rights Share for every Adjusted Share held on the Record Date with the Bonus Share Issue on the basis of three Bonus Shares for every Rights Share taken up payable in full on acceptance, and subject to the fulfillment of the conditions as stated in the Prospectus, the Rights Issue will increase the total number of issued Adjusted Shares to 704,435,585 by the issue of 140,887,117 Rights Shares and 422,661,351 Bonus Shares.

The latest time for payment and acceptance of Rights Issue is 4:00 p.m. on Thursday, 4 April 2002.

Despatch of Rights Issue Documents

A copy of the Rights Issue Documents has been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance and a copy of the Rights Issue Documents has been filed with the Registrar of Companies in Bermuda in accordance with the Companies Act 1981 of Bermuda.

Following the SGM, the Rights Issue Documents have been despatched to the Qualifying Shareholders and, for information only, to the Overseas Shareholders (other than PALs and EAFs) on 15 March 2002.

Termination and force majeure

It should be noted that the Underwriter may terminate the Underwriting Agreement by notice in writing given by the Underwriter to the Company at any time if, prior to 5:00 p.m. on the third Business Day after the latest date for acceptance of, and payment for the Rights Shares falls, which is expected to be Wednesday, 10 April 2002 on certain events as stated in the Prospectus. **If the Underwriter terminates the Underwriting Agreement, the Rights Issue will not proceed.**

The latest time for the Rights Issue to become unconditional is on 5:00 p.m., Wednesday, 10 April 2002.

Disclosure of Adjustments in relation to Share Options

According to the respective terms of the share option schemes, adopted on 22 June 1991 and 28 June 2001 the exercise price of the Share Options will be adjusted upon the Capital Reorganisation becoming effective and the Rights Issue with the Bonus Share Issue becoming unconditional, as follows:

Exercisable period	Original exercise price per Share *(HK$)*	Adjusted exercise price per Adjusted Share *(HK$)*
13 June 1996 – 30 June 2002	0.9460	3.0963
28 August 1997 – 31 August 2003	0.5330	1.7445
19 February 1998 – 12 March 2004	0.2200	0.7201
24 July 1998 – 23 July 2004	0.1053	0.3446
1 February 2000 – 21 March 2006	0.1400	0.4582
18 March 2000 – 22 March 2006	0.3264	1.0683
5 November 2000 – 4 November 2006	0.1413	0.4625
6 March 2001 – 14 March 2007	0.1000	0.3273
29 June 2001 – 29 June 2007	0.1000	0.3273
14 September 2001 – 18 September 2007	0.1000	0.3273
30 September 2001 – 30 September 2007	0.1000	0.3273
23 December 2001 – 22 December 2007	0.1000	0.3273

The calculation of the above adjustments in accordance to the respective terms of the share option schemes adopted on 22 June 1991 and 28 June 2001 has been verified by the auditors of the Company.

General

Applicattion for the listing of, and permission to deal in, the Adjusted Shares, the Rights Shares in both their nil-paid and fully-paid forms and the Bonus Shares on the Stock Exchange has been made to the Listing Committee of the Stock Exchange.

By order of the Board
Wo Kee Hong (Holdings) Limited
Barry John BUTTIFANT
Managing Director

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

02 MAR 28 AM 8:

Possible Discloseable Transactions

On 9th November 2001, the Company and MHI have entered into a conditional agreement in relation to the proposed purchase by MHI of the equity interest in MJA, a joint venture indirectly owned by the Company as to a 24.5% equity interest, in part settlement of a short-term debt due to MHI.

The Directors have noted the increase in the Share price on 30th November 2001, and wish to state that it is not aware of any reason for such increase save as disclosed in this announcement of the Company.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 2:30 p.m. on 30th November 2001. Application will be made for the resumption of trading in the Shares with effect from 10:00 a.m. on 3rd December 2001.

Shareholders of the Company and the public investors are advised to exercise caution when dealing in the Shares.

The Directors have noted the increase in the Share price on 30th November 2001, and wish to state that it is not aware of any reason for such increase save as disclosed in this announcement of the Company.

INTRODUCTION

The Directors have negotiated with Mitsubishi Heavy Industries Limited ("MHI") for an entire debt settlement and rescheduling arrangement and have entered into a conditional agreement whereby the Company will sell its equity interest in MJA to MHI for a consideration of RMB76 million (equivalent to approximately HK$71.8 million) and further, that the total remaining balance of the Outstanding Debt shall be rescheduled over a 15-year period. Subject to the approval and consent of the equity parties of MJA; the relevant government authorities; and the Directors and the directors of MHI; the completion of all transactions under the Agreement shall be completed on or before 31st March 2002.

MHI

MHI, a company incorporated in Japan principally engaged in the business of manufacturing of electrical and electronic products for domestic and industrial use. MHI is a major supplier of the Group with whom the Group has a long-term joint venture partner and trading relationship.

MJA

MJA, a joint venture company in the People's Republic of China, of which the Company indirectly owns 24.5% of the equity interest, principally engaged in manufacturing air conditioners. MHI presently holds a 51% equity interest in MJA, and 江門市洗衣機廠 (Jiangmen Washing Machine Factory), an independent third party not connected with the directors, chief executive or substantial shareholders of the Company, any of its associates as defined in the Listing Rules, indirectly holds the remaining 24.5% equity interest.

SUMMARY OF THE TRANSACTIONS

Trade Debt due to MHI

The Group currently owes MHI HK$202.9 million as an unsecured loan, in which HK$134.7 million, being a short-term debt, shall be repayable on 31st December 2001 and HK$68.2 million, being a long-term debt be repayable by monthly instalments up to 30th June 2009.

MJA Transaction

Purchaser:	MHI, an independent third party
Vendor:	Metro Global Limited, an indirect, wholly owned subsidiary of the Company
Asset:	24.5% equity interest in MJA
Consideration:	RMB76 million (equivalent to HK$71.8 million). The consideration shall be set off against part of the short-term debt of HK$134.7 million due on 31st December 2001 by the Group to MHI

Repayment Arrangement and Loan Note of the Outstanding Debt

At the time of completion of the MJA transaction, the Company shall issue a Loan Note to MHI for all Outstanding Debt then due to MHI after the MJA transaction, in the following terms:-

a) The value of the Loan Note shall be for the Outstanding Debt of principal amount of HK$131.1 million;

b) 15-year tenure with effect on 1st January 2002;

c) First 10 years from the Commencement Date with no principal repayment, unless in any year a minimum profit of HK$50 million is made by the Group, whereupon HK$10 million of the principal of the Outstanding Debt shall be repaid;

d) The Outstanding Debt after 10 years from the Commencement Date shall be repaid over the following 5 years by 10 equal instalments at each half year;

e) Interest at 2.5% per annum of the Outstanding Debt, shall be payable on 31st December each year;

f) Rights to convert any balance of the loan into Shares, at a conversion price of HK$1.00 per Share, at any time from the Commencement Date. For reference purposes, the conversion price of HK$1.00 per Share represents a premium of 1566% to the closing price per Share of HK$0.06 on the Stock Exchange before the suspension of trading of the Shares on 30th November 2001. The conversion price of HK$1.00 also represents a premium of 1900% to the average closing price per Share of HK$0.05 on the Stock Exchange for the 10 trading days ending on 30th November 2001. If the conversion rights attached to the Loan Note are exercised in full, the new Shares represent approximately 9.3% and 8.5% of the existing and enlarged share capital of the Company respectively.

Security

The Company agrees to charge the 1st and 2nd Floors of Wo Kee Hong Building to MHI as the only security of the Outstanding Debt.

BENEFIT OF THE TRANSACTIONS

The principal businesses of the Group are importing, marketing and distribution of air-conditioning and refrigeration products; audio-visual equipment; car audio and electronic products; motor vehicles and car accessories; and other electronic and electrical products.

The net profits before and after taxation and extraordinary items attributable to the assets being realised are HK$21.2 million and HK$18.4 million for year ended 1999 respectively; and HK$13.8 million and HK$11.9 million for year ended 2000 respectively. After the MJA Transaction, the original short-term debt due on 31st December 2001 for the sum of HK$134.7 million shall be reduced to HK$62.9 million. The balance of such HK$62.9 million shall be consolidated with the Long-term Debt and the entire balance shall then be subject to the Loan Note. The MJA Transaction shall enable the Group to realise a capital gain from the sale of the investment of approximately HK$9.6 million based on 24.5% of the assets value of MJA of HK$254 million as per its unaudited management accounts as at 31st August 2001. Both the MJA Transaction and the repayment arrangement will eliminate the current liability of the Group and significantly ease the total debt and liquidity position of Group as a whole. Taking into consideration of the financial position of the Group and the financial benefits which are expected to accrue to the Company as a result of the transaction, the Directors consider that as far as the shareholders of the Company are concerned, the transactions are fair and reasonable and in the best interests of the Group.

POSSIBLE DISCLOSEABLE TRANSACTIONS

Pursuant to Chapter 14 of the Listing Rules, the above transactions, if concluded, will give rise to a possible discloseable transaction. The Company will make a further announcement upon execution of any formal agreements relating to the MJA Transaction and the Loan Note.

We also confirm that there are no negotiations or agreements relating to intended realisations which are discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 2:30 p.m. on 30th November 2001. Application will be made for the resumption of trading in the Shares with effect from 10:00 a.m. on 3rd December 2001. **Shareholders of the Company and the public investors are advised to exercise caution when dealing in the Shares.**

TERMS USED IN THIS ANNOUNCEMENT

"Commencement Date"	1st January 2002
"Company"	Wo Kee Hong (Holdings) Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Directors"	the directors, including the independent non-executive directors, of the Company
"Group"	the Company together with its subsidiaries
"HK$"	Hong Kong dollars
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loan Note"	the principal amount of HK$131.1 million bearing interest at 2.5% per annum and rights to convert into the Shares, due on 31st December 2016
"Long-term Debt"	a trading debt of HK$68.2 million due to MHI by the Group, unsecured and repayable by monthly instalments up to 30th June 2009
"MHI"	Mitsubishi Heavy Industries Limited, a company incorporated in Japan
"MJA"	MHI-Jinling Air Conditioners Company Limited (三菱重工金羚空調器有限公司), a joint venture in the People's Republic of China of which the Company indirectly owned 24.5% of the equity interest
"MJA Transaction"	the acquisition of the Group's 24.5% equity interest in MJA by MHI
"Outstanding Debt"	approximately HK$131.1 million being the consolidation of the balance of the short-term debt and the Long-term Debt
"RMB"	Renminbi
"Share(s)"	ordinary share(s) of HK$0.10 each in the capital of the Company
"Wo Kee Hong Building"	a building located at 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong, wholly owned by the Group.

Made by the order of the Board of the Company, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement

Phyllis NG
Company Secretary

Hong Kong, 30th November 2001

Translation of HK$ into RMB is based on the exchange rate of HK$1=RMB1.058

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

和記行(集團)有限公司

(於百慕達註冊成立之有限公司)

可能須予披露交易

於二零零一年十一月九日，本公司及三菱重工就建議由三菱重工購入本公司間接擁有24.5%股權之合營企業三菱重工金羚之股本權益訂立有條件協議，以償還部份到期應付予三菱重工之短期債項。

董事注意到，於二零零一年十一月三十日股份價格上升，並謹此聲明，除本公司於本公佈所披露者外，概不知悉股份價格上升原因。

應本公司要求，股份由二零零一年十一月三十日下午二時三十分起在聯交所暫停買賣。本公司將申請由二零零一年十二月三日上午十時起恢復股份買賣。

本公司股東及公眾投資者在買賣股份時務請審慎行事。

董事注意到，於二零零一年十一月三十日股份價格上升，並謹此聲明，除本公司於本公佈所披露者外，概不知悉股份價格上升原因。

緒言

董事就償還全部債項及債務重整與三菱重工業株式會社(「三菱重工」)進行商討，並已訂立一項有條件協議，據此，本公司將出售其於三菱重工金羚之股本權益予三菱重工，作價人民幣76,000,000元(相等於約71,800,000港元)，而未償還債項之總餘額將重新安排於一段15年期間內清償。待三菱重工金羚各股東、有關政府部門、各董事及三菱重工董事批准及同意後，該協議項下之所有交易將於二零零二年三月三十一日或之前完成。

三菱重工

三菱重工為一間於日本註冊成立之公司，主要從事製造家用及商用電器及電子產品。三菱重工為本集團之主要供應商，本集團與該公司已建立長期之合營夥伴及貿易關係。

三菱重工金羚

三菱重工金羚為一間於中國成立之合營企業，並由本公司間接擁有24.5%股本權益。該公司主要從事製造冷氣機。三菱重工現時持有三菱重工金羚之51%股本權益，而江門市洗衣機廠(為獨立第三者，與本公司之董事、主要行政人員或主要股東或其任何聯繫人士(定義見上市規則)概無關連)則間接持有其餘24.5%股權。

該等交易之概要

三菱重工之貿易債項

本集團現時欠三菱重工202,900,000港元之無抵押貸款，當中134,700,000港元之短期債項須於二零零一年十二月三十一日償還，而68,200,000港元之長期債項則須以分期付款方式每月償還，並於二零零九年六月三十日前全數清還。

三菱重工金羚交易

買方	：	三菱重工，為獨立第三者
賣方	：	和記電業(環球)有限公司，本公司之間接全資附屬公司
資產	：	三菱重工金羚之24.5%股本權益
代價	：	人民幣76,000,000元(相等於約71,800,000港元)。該項代價將以本集團須於二零零一年十二月三十一日到期之部份短期債項134,700,000港元償還予三菱重工方式抵銷

還款安排及未償還債項借款票據

於完成三菱重工金羚交易時，本公司將按下列條款，就所有於三菱重工金羚交易後結欠三菱重工之所有未償還債項向三菱重工發行借款票據：—

(a) 借款票據之價值將相等於未償還債項本金額131,100,000港元；

(b) 票據由二零零二年一月一日起為期15年；

(c) 自開始日期起計首十年期間毋須償還本金額，除非本集團於任何年度錄得不少於50,000,000港元之溢利，則須償還未償還債項之本金額內之10,000,000港元；

(d) 自開始日期起計十年後之未償還債項須於其後五年每隔半年分十期償還，每期之還款額均為相等；

(e) 未償還債項按年息2.5厘計，並須於每年十二月三十一日支付；

(f) 借款票據附有權利，可於開始日期起任何時間按每股股份1.00港元之換股價，將貸款之任何餘額轉換為股份。現提供參考資料如下：換股價每股1.00港元較股份於二零零一年十一月三十日暫停買賣前聯交所所報收市價每股0.06港元溢價1566%。換股價1.00港元亦較股份截至二零零一年十一月三十日止十個交易日聯交所所報平均收市價每股0.05港元溢價1900%。倘若借款票據所附帶換股權悉數行使，新股份將分別約佔本公司現有及擴大後股本之9.3%及8.5%。

抵押

本公司同意將和記行大廈1樓及2樓抵押予三菱重工，作為未償還債項之唯一抵押。

該等交易之好處

本集團之主要業務為進口、推廣及經銷空調及冷凍產品、視聽器材、汽車音響及電子產品、汽車及汽車配件，以及其他電子及家庭電器產品。

截止一九九九年度，變現資產應佔除稅前之純利及除稅與特殊項目後之純利分別為21,200,000港元及18,400,000港元；而截止二零零零年度，上述兩個項目之金額分別為13,800,000港元及11,900,000港元。於三菱重工金羚交易後，原先於二零零一年十二月三十一日到期償還之134,700,000港元短期債項將降低為62,900,000港元。該62,900,000港元之餘額將與長期債項合併，而全部餘額將歸入借款票據中。三菱重工金羚交易將使本集團能夠將出售投資之資本收益約9,600,000港元變現(按三菱重工金羚根據二零零一年八月三十一日之未經審核管理賬目之資產值254,000,000港元之24.5%計)。三菱重工金羚交易及還款安排均可撤銷本集團之流動負債，並大大舒緩本集團整體之債項總額及流動資金狀況。經考慮到本集團之財政狀況，以及進行交易預期所產生之財政利益後，董事認為就本公司股東而言，該等交易乃屬公平合理，並符合本集團之最佳利益。

可能須予披露之交易

根據上市規則第十四章，上述交易倘達成，將構成可能須予披露之交易。任何有關三菱重工金羚交易及借款票據之正式協議一經簽訂，本公司將另行刊發公佈。

本集團亦確認，並無有關擬變現之事項將會或可能影響股份價格而須根據上市協議第2段之一般責任須予披露之磋商或協議。

應本公司要求，股份由二零零一年十一月三十日下午二時三十分起在聯交所暫停買賣。本公司將申請由二零零一年十二月三日上午十時起恢復股份買賣。**本公司股東及公眾投資者在買賣股份時務請審慎行事。**

本公佈所用詞語

「開始日期」	指	二零零二年一月一日
「本公司」	指	和記行(集團)有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司之董事，包括獨立非執行董事
「本集團」	指	本公司連同其附屬公司
「港元」	指	香港貨幣港元
「上市規則」	指	聯交所證券上市規則
「借款票據」	指	本金額131,100,000港元年息2.5厘票據，於二零一六年十二月三十一日到期，並附帶可轉換股份之權利
「長期債項」	指	本集團應付三菱重工之貿易債款68,200,000港元，為無抵押及須以分期付款方式每月償還，並於二零零九年六月三十日前全數清還
「三菱重工」	指	三菱重工業株式會社，於日本註冊成立之公司
「三菱重工金羚」	指	三菱重工金羚空調器有限公司，於中國成立之合營企業，其24.5%股本權益由本公司間接擁有
「三菱重工金羚交易」	指	三菱重工收購本集團於三菱重工金羚之24.5%股本權益
「未償還債項」	指	合併短期債項及長期債項後約131,100,000港元之債項
「人民幣」	指	人民幣
「股份」	指	本公司股本中每股面值0.10港元之普通股
「和記行大廈」	指	一幢位於香港新界葵涌青山公路585-609號之大廈，由本集團全資擁有

承本公司董事會命發出本公佈，各董事願就本公佈之準確性共同及個別承擔責任

公司秘書
吳心瑜

香港，二零零一年十一月三十日

港元兌人民幣採用1港元兌人民幣1.058元之匯率換算

upon the whole or any part of the contents of this announcement.

WO KEE HONG (HOLDINGS) LIMITED

02 MAR 28 AM 8:07

(Incorporated in Bermuda with limited liability)

Connected Transactions
Disposal of entire interest in Golden City Equities Limited

The Directors announce that:

On 31 December 2001, WKH BVI, a wholly-owned subsidiary of the Company as vendor has entered into a Sale and Purchase Agreement with Mr. W.S. Lee or his Nominee as purchaser relating to the disposal by WKH BVI of the entire issued capital of Golden City at a consideration of HK$1,300,000.

The consideration for the Golden City Disposal was determined at arm's length negotiations and will be paid in cash by Mr. W.S. Lee or his Nominee.

The Golden City Disposal constitutes a connected transaction for the Company under the Listing Rules since Mr. W.S. Lee, or his Nominee (being an associate of Mr. W.S. Lee), is a connected person of the Company within the meaning of the Listing Rules.

Golden City is a company incorporated in British Virgin Islands with limited liability and was an indirect wholly owned subsidiary of the Company. Golden City is principally engaged in investment holding with subsidiaries operating production, post-production and editing services for laser disc and video; website production and design; and internet related services. The transaction hereinafter called the "Golden City Disposal".

GOLDEN CITY DISPOSAL

1. The Golden City Agreement

Date	:	31 December 2001
Purchaser	:	Mr. W.S. Lee or his Nominee
Vendor	:	WKH BVI
Assets to be realized	:	the Golden City Shares
Completion	:	Immediately after the signing of the Golden City Agreement

2. Consideration

The consideration for the Golden City Shares is HK$1,300,000. The consideration was arrived at after arm's length negotiations between the parties. The consideration for the Golden City Shares is based on the net assets value of Golden City of HK$1,623,000 according to its unaudited management accounts at 30 November 2001 and after deduction of the long service employment liability of HK$275,000 which the Company agreed to undertake as a potential liability of Golden City. The Directors consider the consideration for the Golden City Shares to be fair and reasonable.

3. Information on Golden City

Golden City is principally engaged in investment holding with subsidiaries operating production, post-production and editing services for laser disc and video; website production and design; and internet related services. The accounts of Golden City have not been audited since Golden City is a private company and is not a major subsidiary of the Company. The unaudited net gain/(loss) before taxation and minority interests and extraordinary items attributable to the Golden City Shares for the year ended 31 December 2000 and for the six months ended 30 June 2001 were HK$139,328 and (HK$274,856) respectively. The unaudited net gain/(loss) after taxation and minority interests and extraordinary items attributable to the Golden City Shares for the year ended 31 December 2000 and for the six months ended 30 June 2001 were HK$129,351 and (HK$265,073) respectively.

REASON FOR THE GOLDEN CITY DISPOSAL

The principal businesses of the Group are importing, marketing and distribution of air-conditioning and refrigeration products; audio-visual equipment; car audio and electronic products, motor vehicles and car accessories, and other electronic and electrical products. The Directors are of the view that the Golden City Disposal is in line of the Group's strategy to concentrate on its core business. The Directors believe that it should eliminate non-core loss making business and refocus the Group on its core business and that will be beneficial to the Company and the shareholders as a whole.

The management of the Company anticipates the financial impact of the Golden City Disposal to the Group in the financial year 2001, based on the unaudited accounts at 30 November 2001 will be a loss of HK$459,000. The sale proceed of HK$1,300,000 will be used to reduce the shareholder loan owed by the Group to Mr. W.S. Lee.

CONNECTED TRANSACTIONS

Golden City is a company incorporated in the British Virgin Islands and is an indirect wholly owned subsidiary of the Company. Mr. W.S. Lee, or his Nominee (being an associate of Mr. W.S. Lee), is a connected person of the Company within the meaning of the Listing Rules and the Golden City Disposal constitutes a connected transaction within the meaning of the Listing Rules.

The Directors consider that the Golden City Disposal is entered into upon normal commercial terms and is in the interest of the Company. The said terms are arrived at after arm's length negotiations between the parties and are fair and reasonable insofar as the shareholders of the Company are concerned.

Since the aggregate value of the assets disposed of under the Golden City Disposal is more than 0.03% but less than 3% of the audited consolidated net tangible asset value of the Company at 31 December 2000 or the unaudited consolidated net tangible asset value of the Company at 30 June 2001, in compliance with Rule 14.25 of the Listing Rules, the Golden City Disposal is required to be disclosed by way of this announcement and details of which shall be included in the next published annual report of the Company.

TERMS USED IN THIS ANNOUNCEMENT

"BVI"	the British Virgin Islands
"Company"	Wo Kee Hong (Holdings) Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Directors"	the directors, including the independent non-executive directors, of the Company
"WKH BVI"	Wo Kee Hong (B.V.I.) Limited, a company incorporated in BVI and a wholly-owned subsidiary of the Company
"Group"	the Company together with its subsidiaries
"HK$"	Hong Kong dollars
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Golden City"	Golden City Equities Limited, a company incorporated in BVI and an indirect wholly owned subsidiary of the Company
"Golden City Agreement"	the Sale and Purchase Agreement dated 31 December 2001 made between WKH BVI as vendor and Mr. W.S. Lee or his Nominee as purchaser relating to the purchase of the entire issued capital of Golden City
"Golden City Shares"	1 share of US$1 each representing the entire issued share capital of Golden City
"Mr. W.S. Lee"	Mr. Wing Sum LEE, Chairman of the Group
"Nominee"	Company wholly-owned by Mr. W.S. Lee
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Richard Man Fai LEE
Vice Chairman & Chief Executive Officer

Hong Kong, 31 December 2001

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

和記行（集團）有限公司

（於百慕達註冊成立之有限公司）

關連交易
出售Golden City Equities Limited之全部權益

董事宣佈：

於二零零一年十二月三十一日，本公司之全資附屬公司WKH BVI（作為賣方）與李永森先生或其代理人（作為買方）就WKH BVI以1,300,000港元之代價出售Golden City全部已發行股本訂立買賣協議。

出售Golden City之代價乃按公平磋商釐定，並將由李永森先生或其代理人以現金支付。

由於李永森先生或其代理人（為李永森先生之聯繫人士）為本公司之關連人士（定義見上市規則），根據上市規則所界定，出售Golden City構成本公司一項關連交易。

Golden City乃於英屬處女群島註冊成立之有限公司，並為本公司之間接全資附屬公司。Golden City主要業務為投資控股，其附屬公司從事鐳射光碟及錄影帶製作、後期製作及編輯服務、網站製作及設計以及與互聯網相關服務。以下將有關交易統稱「出售Golden City」。

出售Golden City

1. Golden City協議

日期：	二零零一年十二月三十一日
買方：	李永森先生或其代理人
賣方：	WKH BVI
將予出售之資產：	Golden City股份
完成：	緊隨簽訂Golden City協議後

2. 代價

Golden City股份之代價為1,300,000港元。有關代價乃經雙方按公平磋商基準釐定。Golden City股份之代價乃根據Golden City於二零零一年十一月三十日之未經審核管理賬目之資產淨值1,623,000港元及扣除本公司同意承擔之長期服務備用負債275,000港元（乃Golden City之潛在負債）後而釐定。董事認為Golden City股份之代價乃公平合理。

3. 有關Golden City之資料

Golden City主要業務為投資控股，其附屬公司從事鐳射光碟及錄影帶製作、後期製作及編輯服務、網站製作及設計以及與互聯網相關服務。由於Golden City為一間私人公司，且不屬本公司之主要附屬公司，其賬目乃屬未經審核。截至二零零零年十二月三十一日止年度及截至二零零一年六月三十日止六個月期間，Golden City股份應佔之除稅及少數股東權益及非經常項目前之未經審核收益／（虧損）淨額分別為139,328港元及（274,856港元）。截至二零零零年十二月三十一日止年度及截止二零零一年六月三十日止六個月期間，Golden City股份應佔之除稅及少數股東權益及非經常項目後之未經審核收益／（虧損）淨額分別為129,351港元及（265,073港元）。

出售Golden City之理由

本集團之主要業務為進口、推廣及代理經銷空調及冷凍產品、視聽器材、汽車音響及電子產品、汽車及汽車配件，以及其他電子及電器產品。董事認為，出售Golden City乃符合本集團集中經營其核心業務之策略。董事相信，有關出售可以消除非核心業務所招致之虧損，而本集團可藉此將重點重新集中於其核心業務，因而將可為本公司及股東在整體而言帶來利益。

本公司管理層預期，根據二零零一年十一月三十日止之未經審核賬目計算，出售Golden City對本集團於二零零一年財政年度之財務影響，將會為本集團帶來459,000港元之虧損。銷售所得款項1,300,000港元將會用作減少本集團尚欠李永森先生之股東貸款。

關連交易

Golden City乃於英屬處女群島註冊成立之公司，並為本公司之間接全資附屬公司。由於李永森先生或其代理人（為李永森先生之聯繫人士）為本公司之關連人士（定義見上市規則），根據上市規則所界定，出售Golden City構成本公司一項關連交易。

董事認為，出售Golden City乃按正常商業條款訂立並符合本公司利益。上述條款乃經有關雙方按公平原則磋商後釐定，且對本公司股東而言實屬公平合理。

由於出售Golden City之代價總額超過本公司於二零零零年十二月三十一日經審核綜合有形資產淨值或本公司於二零零一年六月三十日之未經審核綜合有形資產淨值之0.03%但少於3%，根據上市規則第14.25條，本公司須以本公佈方式披露出售Golden City，有關詳情將收錄於本公司下期刊發之年報內。

本公佈適用之詞彙

「BVI」	指	英屬處女群島
「本公司」	指	和記行（集團）有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司之董事，包括獨立非執行董事
「WKH BVI」	指	Wo Kee Hong (B.V.I.) Limited, 於英屬處女群島註冊成立之公司，並為本公司之全資附屬公司
「本集團」	指	本公司連同其附屬公司
「港元」	指	香港幣值元
「上市規則」	指	聯交所證券上市規則
「Golden City」	指	Golden City Equities Limited, 於英屬處女群島註冊成立之公司，並為本公司之間接全資附屬公司
「Golden City協議」	指	WKH BVI（作為賣方）與李永森先生或其代理人（作為買方）於二零零一年十二月三十一日就購入Golden City全部已發行之股本而訂立之買賣協議
「Golden City股份」	指	佔Golden City全部已發行股本之1股面值1美元之股份
「李永森先生」	指	本集團主席李永森先生
「代理人」	指	李永森先生全資擁有之公司
「聯交所」	指	香港聯合交易所有限公司

承董事會命
副主席兼行政總裁
李文輝

香港，二零零一年十二月三十一日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

***If you have sold or transferred** all your shares in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular* with the accompanying proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is addressed to the shareholders of the Company for information in connection with the SGM of the Company to be held on Friday, 15 March 2002. This circular is not and does not constitute an offer, nor is it calculated to invite offers for, shares in or other securities of the Company.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

02 MAR 28 AM 8:07

PROPOSED CAPITAL REORGANISATION,
PROPOSED RIGHTS ISSUE
WITH BONUS SHARE ISSUE
PROPOSED AMENDMENT TO THE BYE-LAWS
AND
PROPOSED GENERAL MANDATES
TO ISSUE NEW SECURITIES
AND TO REPURCHASE SHARES

Financial adviser to WO KEE HONG (HOLDINGS) LIMITED

Kingsway Capital Limited

Underwriter

Kingsway SW Securities Limited

Independent Financial Adviser to the Independent Board Committee

ACCESS CAPITAL

It should be noted that the Underwriter may terminate the Underwriting Agreement by notice in writing given by the Underwriter to the Company at any time if, prior to 5:00 p.m. on the third Business Day after the latest date for acceptance of, and payment for the Rights Shares falls, which is expected to be Wednesday, 10 April 2002, there shall develop, occur, exist or come into effect: (a) any new law or regulation or any change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong or any other place in which any member of the Group conducts or carries on business; or (b) any change in, or any event or series of events resulting or likely to result in any change in, local, national or international financial, political, military, industrial, economic, currency or (whether or not sui generis with any of the foregoing) market conditions; or (c) any change in the conditions of local, national or international securities markets (including but without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise), which: (1) is or will have a material adverse effect on the Company or the Group or the Rights Issue; or (2) has or will have a material adverse effect on the success of the Rights Issue or the level of Rights Shares taken up; or (3) makes it inadvisable or inexpedient for the Company to proceed with the Rights Issue. Upon the giving of notice pursuant to the above, all obligations of the Underwriter under the Underwriting Agreement shall cease and determine and no party shall have any claim against any other party in respect of any matter or thing arising out of or in connection with the Underwriting Agreement provided that the Company shall remain liable to pay to the Underwriter such fees as may then be agreed by the parties to the Underwriting Agreement. If the Underwriter exercises such right, the Rights Issue will not proceed. For details of the Underwriter's right to terminate are set out in the section headed "Underwriting arrangement" of the Letter from the Board on pages 20 to 21 of this circular.

It should also be noted that the existing Shares will be dealt in on an ex-rights basis from Friday, 8 March 2002. Dealings in the Rights Shares in their nil-paid form will take place from Tuesday, 19 March 2002 to Thursday, 28 March 2002 (both dates inclusive). Any Shareholders or other persons contemplating selling or purchasing Shares and/or Rights Shares in their nil-paid form during the period from Tuesday, 19 March 2002 to Thursday, 28 March 2002 who are in any doubt about their position are recommended to consult their professional advisers. Any Shareholders or other persons dealing in Shares up to the date on which all the conditions to which the Rights Issue is subject are fulfilled (being Wednesday, 10 April 2002 which is the date on which the Underwriter's right of termination of the Underwriting Agreement ceases) and any persons dealing in the nil-paid Rights Shares during the period from Tuesday, 19 March 2002 to Thursday, 28 March 2002 will accordingly bear the risk that the Rights Issue may not become unconditional or may not proceed.

A notice convening the SGM to be held at Shatin Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Friday, 15 March 2002 at 9:00 a.m. is set out on pages 59 to 65 of this circular. Whether or not you intend to be present at the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and deposit with the Company's Hong Kong branch share registrar, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the SGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM should you so desire.

20 February 2002

CONTENTS

CONTENTS

Page

FORCE MAJEURE

It should be noted that the Underwriter may terminate the Underwriting Agreement by notice in writing given by the Underwriter to the Company at any time if, prior to 5:00 p.m. on the third Business Day after the latest date for acceptance of, and payment for the Rights Shares falls, which is expected to be Wednesday, 10 April 2002, there shall develop, occurs, exist or come into effect:

(a) any new law or regulation or any change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong or any other place in which any member of the Group conducts or carries on business; or

(b) any change in, or any event or series of events resulting or likely to result in any change in, local, national or international financial, political, military, industrial, economic, currency or (whether or not sui generis with any of the foregoing) market conditions; or

(c) any change in the conditions of local, national or international securities markets (including but without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise),

which:

(1) is or will have a material adverse effect on the Company or the Group or the Rights Issue; or

(2) has or will have a material adverse effect on the success of the Rights Issue or the level of Rights Shares taken up; or

(3) makes it inadvisable or inexpedient for the Company to proceed with the Rights Issue.

Upon the giving of notice pursuant to the above, all obligations of the Underwriter under the Underwriting Agreement shall cease and determine and no party shall have any claim against any other party in respect of any matter or thing arising out of or in connection with the Underwriting Agreement provided that the Company shall remain liable to pay to the Underwriter such fees as may then be agreed by the parties to the Underwriting Agreement. If the Underwriter exercises such right, the Rights Issue will not proceed.

EXPECTED TIMETABLE

	2002
Last day of dealings in existing Shares on a cum-rights basis	Thursday, 7 March
Commencement of dealings in existing Shares on an ex-rights basis	Friday, 8 March
Latest time for lodging transfers of existing Shares in order to qualify for the Rights Issue and the Bonus Share Issue	4:00 p.m., Monday, 11 March
Register of members closes (both dates inclusive)	Tuesday, 12 March to Friday, 15 March
Latest time for return of proxy form for SGM	9:00 a.m. Wednesday, 13 March
Date of SGM	9:00 a.m., Friday, 15 March
Record Date	Friday, 15 March
Despatch of Rights Issue prospectus, provisional allotment letters and excess application forms	Friday, 15 March
Effective Date of the Capital Reorganisation	4:00 p.m., Friday, 15 March
Register of members re-opens	Monday, 18 March
Free exchange of existing share certificates for new share certificates for Adjusted Shares commences	Monday, 18 March
Temporary counter for trading in Adjusted Shares in board lots of 200 Adjusted Shares (in the form of existing share certificates) opens	10:00 a.m. Monday, 18 March
Existing counter for trading in existing Shares closes	10:00 a.m. Monday, 18 March
First day of dealings in nil-paid Rights Shares	Tuesday, 19 March
Latest time for splitting nil-paid Rights Shares	4:00 p.m. Monday, 25 March
Last day of dealings in nil-paid Rights Shares	Thursday, 28 March

EXPECTED TIMETABLE

	2002
Existing counter for trading in Adjusted Shares in board lots of 2,000 Adjusted Shares (in the forms of new share certificates) re-opens	10:00 a.m. Wednesday, 3 April
Parallel trading in Adjusted Shares (in the form of new and existing share certificates) commences	10:00 a.m. Wednesday, 3 April
Designated broker starts to stand in the market to provide matching service	10:00 a.m. Wednesday, 3 April
Latest time for payment and acceptance of Rights Issue	4:00 p.m. Thursday, 4 April
Latest time for the Rights Issue to become unconditional	5:00 p.m. Wednesday, 10 April
Announcement of result of the Rights Issue on newspapers	Thursday, 11 April
Despatch of refund cheques in respect of unsuccessful or partially unsuccessful excess applications posted on or before	Thursday, 11 April
Despatch of share certificates for fully paid Rights Shares and Bonus Shares on or before	Thursday, 11 April
Dealing in fully paid Rights Shares and Bonus Shares commences	Monday, 15 April
Temporary counter for trading in Adjusted Shares in board lots of 200 Adjusted Shares (in the form of existing share certificates) closes	4:00 p.m. Thursday, 25 April
Parallel trading in Adjusted Shares (in the form of new and existing share certificates) ends	4:00 p.m. Thursday, 25 April
Designated broker ceases to stand in the market to provide matching service	4:00 p.m. Thursday, 25 April
Free exchange of existing share certificates for new share certificates ends	Tuesday, 30 April

In this circular (other than in the notice of the SGM), the following expressions have the meanings respectively set opposite them unless the context otherwise requires:

"Acceptance Date"	Thursday, 4 April 2002 or such other date as the Underwriter may agree in writing with the Company as the latest date for acceptance of, and payment for, the Rights Shares
"Access Capital"	Access Capital Limited, an investment adviser and a securities dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Adjusted Share(s)"	share(s) of HK$0.01 each in the capital of the Company created upon the Share Subdivision and the Share Consolidation becoming effective
"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Accumulated Losses"	the entire balance of the accumulated losses of approximately HK$483,020,000 in the unaudited interim accounts of the Company as at 30 June 2001
"Bonus Shares"	not less than 422,661,351 Adjusted Shares and not more than 430,188,471 Adjusted Shares to be issued under the Bonus Share Issue
"Board"	board of Directors
"Bonus Share Issue"	the issue of new Adjusted Shares to the first registered holders of the Rights Shares on the basis of three Bonus Shares to each Rights Share
"Business Day"	a day (excluding Saturday) on which banks are generally open for business
"Capital Reductions"	the proposed reduction in the paid up capital and nominal value of each issued Share from HK$0.10 to HK$0.001 by cancellation of HK$0.099 of the paid up capital for each issued Share, the proposed reduction of the authorised share capital of the Company from HK$350,000,000 to HK$210,521,753.37 and the proposed reduction of

	the Share Premium Account from approximately HK$725,993,000 to approximately HK$382,451,000 for setting off part of the Accumulated Losses
"Capital Reorganisation"	the Capital Reductions, the Share Subdivision, the Share Consolidation, the application of an amount of approximately HK$343,542,000 standing to the credit of the Share Premium Account and the credit of approximately HK$139,478,000 arising from the cancellation of HK$0.099 of the paid up capital for each issued Share to eliminate the Accumulated Losses
"CCASS"	the Central Clearing and Settlement System, established and operated by Hongkong Clearing
"Code"	the Hong Kong Codes on Takeovers and Mergers
"Company Act"	Companies Act 1981 of Bermuda (as amended)
"Company"	WO KEE HONG (HOLDINGS) LIMITED, an exempted company incorporated in Bermuda with limited liability and the ordinary shares of which are listed on the Stock Exchange
"Controlling Shareholders"	Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Ms. Kam Har YUE, Mr. Jeff Man Bun LEE, Fisherman Enterprises Inc. and Unit Cosmo International Limited together with their respective associates
"Director(s)"	the director(s) of the Company
"General Mandates"	the New Issue Mandate and the Repurchase Mandate
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hongkong Clearing"	Hong Kong Securities Clearing Company Limited

"Independent Board Committee"	the independent board committee comprising Mr. Boon Seng TAN and Mr. Raymond Cho Min LEE, both of whom are independent non-executive Directors to advise on the proposed Rights Issue including the issue of the Bonus Shares with Bonus Share Issue
"Independent Shareholders"	Shareholders other than the Controlling Shareholders
"Issue Price"	the issue price of HK$0.35 per Rights Share
"Kingsway Capital"	Kingsway Capital Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), a fellow subsidiary of the Underwriter and the financial adviser to the Company
"Kingsway SW Securities" or "Underwriter"	Kingsway SW Securities Limited, a company incorporated in Hong Kong with limited liability in accordance with the Companies Ordinance and a securities dealer registered with the Securities and Futures Commission under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and a fellow subsidiary of Kingsway Capital
"Latest Practicable Date"	Friday, 15 February, 2002, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the PRC
"New Issue Mandate"	the general and unconditional mandate proposed to be granted to the Directors at the SGM to exercise all the powers of the Company to allot, issue and otherwise deal with the Adjusted Shares
"Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong)

"Overseas Shareholder(s)"	Shareholder(s) whose name(s) appear(s) on the register of members of the Company as at the close of business on the Record Date and whose address(es) as shown in the register of members of the Company on that date is/are outside Hong Kong
"PRC"	the People's Republic of China, which for the purpose of this circular does not include Hong Kong, Macau Special Administrative Region and Taiwan
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue
"Qualifying Shareholder(s)"	Shareholder(s) other than the Overseas Shareholders whose name(s) appear(s) on the register of members of the Company as at the close of business on the Record Date
"Record Date"	Friday, 15 March 2002, the record date by reference to which entitlements under the Rights Issue will be determined
"Reduced Share(s)"	share(s) of HK$0.001 each in the capital of the Company after reducing the par value of the issued Share(s) from HK$0.10 each to HK$0.001 each but before the Share Consolidation
"Repurchase Mandate"	the general and unconditional mandate proposed to be granted to the Directors at the SGM to exercise all the powers of the Company to repurchase the securities of the Company
"Rights Issue"	the issue of the Rights Shares at the Issue Price in the proportion of one Rights Share for every Adjusted Share held on the Record Date with three Bonus Shares for every fully-paid Rights Share
"Rights Issue Documents"	the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares
"Rights Shares"	not less than 140,887,117 Adjusted Shares and not more than 143,396,157 Adjusted Shares

"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"SGM"	the special general meeting to be convened by the Company at Shatin Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Friday, 15 March 2002 at 9:00 a.m. to consider and if thought fit to pass, inter alia, relevant resolutions regarding the Capital Reorganisation, the Rights Issue with the Bonus Share Issue and the General Mandates
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company prior to the Capital Reorganisation becoming effective
"Shareholder(s)"	the holder(s) of the Share(s) or the holder(s) of the Adjusted Share(s), as the case may be
"Share Consolidation"	consolidation of every ten Reduced Shares of HK$0.001 each into one Adjusted Share
"Share Options"	options granted or to be granted under the Company's share option schemes adopted on 22 June 1991 and 28 June 2001 respectively
"Share Premium Account"	the share premium account of the Company as at 30 June 2001
"Share Subdivision"	subdivision of every authorised and unissued Share into ten Adjusted Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Underwriting Agreement"	the underwriting agreement dated 30 January 2002 between the Company, the Controlling Shareholders and the Underwriter in respect of the Rights Issue
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
Wing Sum LEE *(Chairman)*
Richard Man Fai LEE
(Vice Chairman & Chief Executive Officer)
Barry John BUTTIFANT *(Managing Director)*
Sammy Chi Chung SUEN
Jeff Man Bun LEE

Non-executive Director:
Kam Har YUE

Independent non-executive Directors:
Boon Seng TAN
Raymond Cho Min LEE

Registered office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
5th Floor
Loke Yew Building
50-52 Queen's Road Central
Hong Kong

20 February 2002

To the Shareholders

Dear Sir or Madam,

PROPOSED CAPITAL REORGANISATION
PROPOSED RIGHTS ISSUE
WITH BONUS SHARE ISSUE
PROPOSED AMENDMENT TO THE BYE-LAWS
AND
PROPOSED GENERAL MANDATES TO ISSUE NEW SECURITIES
AND TO REPURCHASE SHARES

INTRODUCTION

On 1 February 2002, the board of Directors announced that the Company intends to put forward proposals for the Shareholders to approve the Capital Reorganisation and for the Independent Shareholders to approve the Rights Issue with the Bonus Share Issue.

Kingsway Capital has been appointed as the financial adviser to the Company and Kingsway SW Securities has been appointed as the underwriter of the Rights Issue. Access Capital has been appointed as the independent financial adviser to the Independent Board

Committee. Each of Kingsway Capital, Kingsway SW Securities and Access Capital are independent third parties not connected with the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates.

The purpose of this circular is to give you further information regarding, amongst other things, the Capital Reorganisation, the Rights Issue with the Bonus Share Issue and the General Mandates, and to set out recommendations of the Independent Board Committee to the Independent Shareholders as regard the Rights Issue based on the advice of Access Capital, and to give you notice of the SGM convened for the purpose of considering, and if thought fit, approving the Capital Reorganisation, the Rights Issue with the Bonus Share Issue and the granting of the General Mandates.

Pursuant to the Listing Rules, Independent Shareholders' approval will be required for the Rights Issue with the Bonus Share Issue. The Controlling Shareholders will abstain from voting on the resolution to approve the Rights Issue with the Bonus Share Issue at the SGM.

CAPITAL REORGANISATION

Proposed Capital Reorganisation

The Directors propose to effect the Capital Reorganisation pursuant to which:

(i) the paid up capital and nominal value of each of the issued Share will be reduced from HK$0.10 to HK$0.001 each by the cancellation of HK$0.099 of the paid up capital for each issued Share;

(ii) each authorised but unissued Share will be subdivided into ten Adjusted Shares of HK$0.01 each;

(iii) every issued ten Reduced Shares will be consolidated into one issued Adjusted Share;

(iv) the credit of approximately HK$139,478,000 arising from the cancellation of HK$0.099 of the paid up capital of each issued Share will be transferred to the contributed surplus account and fully utilised to eliminate part of the Accumulated Losses; and

(v) an amount of approximately HK$343,542,000 standing to the credit of the Share Premium Account will be transferred to the contributed surplus account and applied to eliminate the balance of Accumulated Losses.

Effects of the Capital Reorganisation

(1) The existing authorised share capital of the Company is HK$350,000,000 divided into 3,500,000,000 Shares of par value HK$0.10 each, of which 1,408,871,178 Shares have been issued and credited as fully paid. Under the proposed Capital Reorganisation, the nominal value of each issued Share will be reduced from HK$0.10 to HK$0.001 and the paid up ordinary share capital of the Company will be reduced by approximately HK$139,478,000 as a result. A credit of approximately HK$139,478,000 will arise as a result of the Capital Reductions, which will be fully utilised to eliminate part of the Accumulated Losses.

(2) As at 30 June 2001, the Company recorded the Accumulated Losses of approximately HK$483,020,000 and the balance of the Share Premium Account was approximately HK$725,993,000. As the credit arising from the Capital Reductions amounting to approximately HK$139,478,000 is insufficient to set off all the Accumulated Losses, an amount of approximately HK$343,542,000 standing to the credit of the Share Premium Account will be utilised to eliminate the balance of the Accumulated Losses.

The effects of the Capital Reorganisation are summarised below:

	Prior to the Capital Reorganisation	**After the Capital Reductions, Subdivision and Share Consolidation**
Nominal value of each share	HK$0.10	HK$0.01
Number of authorised shares	3,500,000,000	21,052,175,337
Authorised share capital (HK$)	350,000,000	210,521,753.37
Number of shares in issue	1,408,871,178	140,887,117
Issued and fully paid up share capital (HK$)	140,887,117.8	1,408,871.17
Number of unissued shares	2,091,128,822	20,911,288,220
Unissued share capital (HK$)	209,112,882.2	209,112,882.2

Other than the expenses incurred relating to the Capital Reorganisation, implementation of the Capital Reorganisation will not, of itself, alter the underlying assets, business, operations, management or financial position of the Company or the interests of the Shareholder. The Board believes that the Capital Reorganisation will not have a material adverse effect on the financial position of the Group and is in the interests of the Company and its Shareholders. The Board will therefore recommend the Capital Reorganisation for the Shareholders' approval at the SGM. No capital will be lost as a result of the Capital Reorganisation and the Capital Reductions will not involve either diminution of any liability in respect of unpaid share capital of the Company or payment of any of the Shareholders of any paid up capital.

Reason for the Capital Reorganisation

The Directors believe that the Capital Reorganisation is beneficial to the Company and the Shareholders as a whole. The Company currently has no distributable reserves due to the large balance of accumulated losses arising from the operating losses in the last few years. As at 30 June 2001, the Accumulated Losses were approximately HK$483,020,000. The Directors are of the view that the Capital Reorganisation will enable the Company to declare dividends to Shareholders at an earlier time than having the Accumulated Losses set off against future generated profits.

Conditions of the Capital Reorganisation

The Capital Reorganisation is subject to, inter alia, the following conditions:

(1) the passing of the special resolution and the ordinary resolutions by the Shareholders to approve the proposed Capital Reorganisation at the SGM;

(2) the Stock Exchange granting approval of the listing of, and permission to deal in, the Adjusted Shares; and

(3) the publication of a notice in relation to the Capital Reductions in Bermuda in accordance with the Companies Act and the execution of a director's certificate confirming that on the effective date of the Capital Reductions, there are no reasonable grounds for believing that the Company is, and after the Capital Reductions would be, unable to pay its liabilities as they become due.

The Capital Reorganisation is not conditional upon the Rights Issue.

Free exchange and parallel trading arrangements for Adjusted Shares

Subject to the Capital Reorganisation becoming effective, which is expected to be at 4:00 p.m. on Friday, 15 March 2002, the arrangements proposed for dealings in the Adjusted Shares are expected to be as follows:

(1) with effect from Monday, 18 March 2002, the existing counter for trading in the existing Shares will be closed temporarily and a temporary counter for trading in Adjusted Shares in board lots of 200 Adjusted Shares (in the form of existing share certificates) will be opened. Accordingly, ten existing Shares will represent one Adjusted Share. Existing share certificates for the Shares can only be traded at this temporary counter;

(2) with effect from Wednesday, 3 April 2002, the existing counter will be re-opened for trading in the Adjusted Shares in board lots of 2,000 Adjusted Shares (in the form of new share certificates). Only new share certificates for the Adjusted Shares will be traded at this counter;

(3) during the period from Wednesday, 3 April 2002 to Thursday, 25 April 2002 (both dates inclusive), there will be parallel trading in the existing and the temporary counters. Any fractional entitlement to the Adjusted Shares will be aggregated and sold and retained for the benefit of the Company. In order to alleviate the difficulties arising from the existence of odd lots of the Adjusted Shares as a result of the Share Consolidation, the Company has agreed to procure South China Securities Limited to stand in the market to provide matching services on a best effort basis for the holders of odd lots of the Adjusted Shares during the period from Wednesday, 3 April 2002 to Thursday, 25 April 2002 (both dates inclusive). Holders of odd lots of Adjusted Shares who wish to top up to board lots of 2,000 Adjusted Shares, may contact Mr. Benjamin, Chung Ming CHAN of South China Securities Limited at 28/F, of China Tower, 1 Garden Road, Central, Hong Kong at telephone number (852) 2971 0073 during the period from Wednesday, 3 April 2002 to Thursday, 25 April 2002 (both dates inclusive). Holders of odd lots of the Adjusted Shares should note that the match up of the sale and purchase of odd lots of the Adjusted Shares is not guaranteed; and

(4) with effect from Friday, 26 April 2002, trading will only be in the Adjusted Shares in board lots of 2,000 Adjusted Shares (in the form of new share certificate in blue colour) and the temporary counter for the trading in the Adjusted Shares in board lots of 200 Adjusted Shares (in the form of existing share certificates in yellow colour) will be closed after the trading on Thursday, 25 April 2002.

Trading in the Adjusted Shares represented by existing share certificates will cease after the close of business on Thursday 25 April 2002. Existing share certificates for the Shares will only be valid for delivery and settlement in respect of trading up to Thursday, 25 April 2002 and thereafter **will not be accepted for trading purposes**.

New share certificates (blue in colour) for the Adjusted Shares will be issued in order to distinguish them from existing share certificates (yellow in colour) for the existing Shares. Nevertheless, share certificates for the existing Shares will continue to be good evidence of legal title and may be exchanged for share certificates for the Adjusted Shares at any time.

Shareholders are urged to exchange their existing share certificates for the Shares for new share certificates for the Adjusted Shares as soon as possible on or after Monday, 18 March 2002. This will be done free of charge on or before Tuesday, 30 April 2002 by delivering the existing share certificates for the Shares to the Company's branch share registrar in Hong Kong, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong. Thereafter, share certificates for the existing Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time allowed by the Stock Exchange) for each new share certificate issued in exchange for existing share certificates submitted. A Shareholder will be entitled to aggregate his or her existing Shares registered in his or her name in order to obtain new share certificates in the board lot size of 2,000 Adjusted Shares.

It is expected that new share certificates for the Adjusted Shares will be available for collection on or after the tenth business day from the date of submission of the existing share certificates. If Shareholders are able to lodge their share certificates for existing Shares between 9:00 a.m. to 4:00 p.m. on Monday, 18 March 2002, it is expected that new share certificates for the Adjusted Shares will be available for collection on Wednesday, 3 April 2002. Unless otherwise instructed, new share certificates for the Adjusted Shares will be issued in board lots of 2,000 Adjusted Shares.

RIGHTS ISSUE

Issue statistics

Basis of Rights Issue:	One Rights Share for every Adjusted Share held by a Qualifying Shareholder on the Record Date
No. of existing Shares in issue:	1,408,871,178 Shares or 1,433,461,578 Shares upon full exercise of the Share Options held by the Share Option holders other than the Directors *(note)*
No. of issued Adjusted Shares assuming the Capital Reorganisation becomes effective:	140,887,117 Adjusted Shares or 143,346,157 Adjusted Shares upon full exercise of the Share Options held by the Share Option holders other than the Directors *(note)*

No. of Rights Shares: (based on the number of issued Adjusted Shares)	Not less than 140,887,117 Rights Shares and not more than 143,346,157 Rights Shares
Issue Price for the Rights Shares:	HK$0.35 each
No. of Bonus Shares:	Not less than 422,661,351 Adjusted Shares and not more than 430,038,471 Adjusted Shares to be issued to the first registered holders of the Rights Shares on the basis of three Bonus Shares for every Rights Share

Note: As at the date of this circular, there are outstanding Share Options to subscribe for an aggregate of 213,470,400 Shares. Amongst the holders of the Share Options, Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Barry John BUTTIFANT, Mr. Sammy Chi Chung SUEN, Ms. Kam Har YUE and Mr. Jeff Man Bun LEE, all being Directors who, in aggregate, are entitled to subscribe for 188,880,000 Shares, have given irrevocable undertakings to the Company not to exercise their respective Share Options on or before the Acceptance Date.

Qualifying Shareholders

The Company will send provisional allotment letters and forms of application for excess Rights Shares to the Qualifying Shareholders only.

To qualify for the Rights Issue, a Shareholder must:

- be registered as a member of the Company on the Record Date; and
- have an address in Hong Kong on the register of members of the Company on the Record Date.

In order to be registered as a member of the Company on the Record Date, Shareholders must lodge transfers of Shares (with the relevant share certificates) with the Company's branch share registrar in Hong Kong by 4:00 p.m. on Monday, 11 March 2002. The Company's branch share registrar in Hong Kong is Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

Closure of register of members

The register of members of the Company will be closed from Tuesday, 12 March 2002 to Friday, 15 March 2002 (both dates inclusive). No transfer of Shares will be registered during this period.

Issue Price for the Rights Shares

HK$0.35 per Rights Share, payable in full when a Qualifying Shareholder accepts the relevant provisional allotment of Rights Shares or applies for excess Rights Shares or when a transferee of nil-paid Rights Shares applies for the Rights Shares.

The Issue Price was agreed based on arm's length negotiations between the Company and the Underwriter.

The following table summarises the comparison of the Issue Price to the trading prices and the theoretical ex-rights price of the Shares without taking into account the Bonus Shares:

	Before the Capital Reorganisation	**Upon the Capital Reorganisation *becoming effective***
Issue Price	HK$0.035	HK$0.350
A. The closing price of the Shares on 30 January 2002 (last trading day before the suspension of trading of the Shares)	HK$0.055	HK$0.550
Discount to the closing price	36.4%	36.4%
B. The average closing price for ten trading days before the suspension of trading of the Shares	HK$0.065	HK$0.650
Discount to the ten days' average closing price	46.2%	46.2%
C. The theoretical ex-rights price (without taking into account the Bonus Shares)	HK$0.045	HK$0.450
Discount to the theoretical ex-rights price	22.2%	22.2%
D. The closing price of the Shares on the Latest Practicable Date	HK$0.025	HK$0.250
Premium to the closing price	40.0%	40.0%

Note: The Issue Price of the Rights Issue is HK$0.350 and thus the theoretical Issue Price of the Rights Issue before the Capital Reorganisation is HK$0.035 (HK$0.350 divided by 10).

As each Rights Share carries with it entitlement for three Bonus Shares, the effective issue price for each Rights Share would be approximately HK$0.088. The following table summarises the comparison of the effective issue price to the trading prices and the theoretical ex-rights price of the Shares taking into account the Bonus Shares :

	Before the Capital Reorganisation	**Upon the Capital Reorganisation becoming effective**
Effective issue price	HK$0.009	HK$0.088
A. The closing price of the Shares on 30 January 2002 (last trading day before the suspension of trading of the Shares)	HK$0.055	HK$0.550
Discount to the closing price	84.1%	84.1%
B. The average closing price for ten trading days before the suspension of trading of the Shares	HK$0.065	HK$0.650
Discount to the ten days' average closing price	86.5%	86.5%
C. The theoretical ex-rights price (taking into account the Bonus Shares)	HK$0.018	HK$0.180
Discount to the theoretical ex-rights price	51. 4%	51.4%
D. The closing price of the Shares on the Latest Practicable Date	HK$0.025	HK$0.250
Discount to the closing price	65.0%	65.0%

Note: The effective issue price of the Rights Issue is approximately HK$0.088 and thus the theoretical effective issue price of the Rights Issue before the Capital Reorganisation is approximately HK$0.009 (HK$0.088 divided by 10).

Basis of provisional allotment

One Rights Share for every Adjusted Share held by a Qualifying Shareholder on the Record Date.

Status of the Rights Shares and the Bonus Shares

When allotted and fully paid, the Rights Shares and the Bonus Shares will rank pari passu with the then Adjusted Shares and holders of such Rights Shares will receive all future dividends and distributions which are declared, made or paid after the date of allotment of the Rights Shares and the Bonus Shares.

Share certificates for the Rights Shares and the Bonus Shares

Subject to the fulfillment of the conditions of the Rights Issue, share certificates for all fully-paid Rights Shares and the Bonus Shares are expected to be posted on or before Thursday, 11 April 2002 to those who have accepted and (where applicable) applied for, and paid for the Rights Shares at their own risk.

Rights of Overseas Shareholders

Documents to be issued in connection with the Rights Issue will not be registered or filed under applicable securities legislation of any jurisdictions other than Hong Kong and Bermuda. No provisional allotment of Rights Shares will be made to the Overseas Shareholders. The Company will send a Prospectus to the Overseas Shareholders for their information only. The Company will not send provisional allotment letters or applications for excess Rights Shares to the Overseas Shareholders.

If a premium (net of expenses) can be obtained, the Company will sell the Rights Shares which would otherwise have been provisionally allotted to the Overseas Shareholders in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares start. The proceeds of each sale, less expenses, which amount to HK$100 or more will be paid to the relevant Overseas Shareholder in Hong Kong dollars as soon as practicable. The Company will retain individual amount of less than HK$100 for its own benefit.

Application for excess Rights Shares

Qualifying Shareholders are entitled to apply for any unsold entitlements of the Overseas Shareholders and any Rights Shares provisionally allotted but not accepted or otherwise subscribed for by transferees of nil-paid Rights Shares. The fully-paid Rights Shares issued pursuant to excess applications will also be issued with Bonus Shares on the basis of three Bonus Shares for every Rights Share.

Applications may be made by completing the form of application forms for excess Rights Shares and lodging the same with a separate remittance for the excess Rights Shares being applied for. The Directors will allocate the excess Rights Shares at their discretion, but on a fair and reasonable basis, and will give preference to topping-up odd lots to whole board lots.

Listings and dealings

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Adjusted Shares, the Rights Shares (in both their nil-paid and fully-paid forms), the Bonus Shares and the Adjusted Shares to be issued upon the exercise of the subscription rights attaching to the Share Options.

No part of the share capital of the Company is listed or dealt in on any stock exchange other than the Stock Exchange and no application is being made or is currently proposed or sought for the Shares to be listed or dealt in on any other stock exchange.

Subject to the granting of listing of, and permission to deal in, the Adjusted Shares and the Rights Shares in their nil-paid and fully-paid forms on the Stock Exchange, the Adjusted Shares and the Rights Shares in their nil-paid and fully-paid forms will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in CCASS with effect from the commencement dates of dealings in the Adjusted Shares and the Rights Shares in their nil-paid and fully-paid forms on the Stock Exchange or such other dates as determined by Hongkong Clearing. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Dealings in the Rights Shares in both their nil-paid and fully-paid forms, registered in the branch register of members of the Company in Hong Kong, will be subject to the payment of stamp duty in Hong Kong.

For the purpose of trading on the Stock Exchange, a board lot for the Rights Shares in both their nil-paid and fully-paid forms will be 2,000 Rights Shares, which is the same as the board lot size for the existing Shares trading on the Stock Exchange.

The first day of dealings in the Rights Shares in their fully-paid form is expected to commence on Monday, 15 April 2002.

UNDERWRITING ARRANGEMENT

Underwriting Agreement

Date:	30 January 2002
Underwriter:	Kingsway SW Securities Limited
No. of Rights Shares underwritten:	Not less than 60,750,189 Rights Shares and not more than 63,209,229 Rights Shares
Commission:	2.5% of the total Issue Price of the Rights Shares underwritten by the Underwriter

Undertakings from the Controlling Shareholders

As at the Latest Practicable Date, the Controlling Shareholders together with their respective associates are or will be beneficially interested in 801,369,291 Shares or 80,136,928 Adjusted Shares upon the Capital Reorganisation becoming effective, representing approximately 56.88% of the issued share capital of the Company. Each of the Controlling Shareholders has given an irrevocable undertaking in favour of the Company to accept and subscribe or procure the acceptance and subscription in full to an aggregate of 80,136,928 Rights Shares, representing approximately 56.88% of the total Rights Shares which will be provisionally allotted to the Controlling Shareholders together with their respective associates pursuant to the Rights Issue.

Undertakings from the Directors

As at the Latest Practicable Date, there are outstanding Share Options to subscribe for an aggregate of 213,470,400 Shares. Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Barry John BUTTIFANT, Mr. Sammy Chi Chung SUEN, Ms. Kam Har YUE and Mr. Jeff Man Bun LEE, being Directors and Share Option holders who, in aggregate, are entitled to subscribe for 188,880,000 Shares, have given irrevocable undertakings to the Company not to exercise the subscription rights attaching to their respective Share Options on or before the Acceptance Date.

Termination of the Underwriting Agreement

The Underwriter may terminate the Underwriting Agreement by notice in writing given by the Underwriter to the Company at any time if, prior to 5:00 p.m. on the third Business Day

after the latest date for acceptance of, and payment for the Rights Shares falls, which is expected to be Wednesday, 10 April 2002, there shall develop, occur, exist or come into effect:

(a) any new law or regulation or any change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong or any other place in which any member of the Group conducts or carries on business; or

(b) any change in, or any event or series of events resulting or likely to result in any change in, local, national or international financial, political, military, industrial, economic, currency or (whether or not sui generis with any of the foregoing) market conditions; or

(c) any change in the conditions of local, national or international securities markets (including but without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise),

which:

(1) is or will have a material adverse effect on the Company or the Group or the Rights Issue; or

(2) has or will have a material adverse effect on the success of the Rights Issue or the level of Rights Shares taken up; or

(3) makes it inadvisable or inexpedient for the Company to proceed with the Rights Issue.

Upon the giving of notice pursuant to the above, all obligations of the Underwriter under the Underwriting Agreement shall cease and determine and no party shall have any claim against any other party in respect of any matter or thing arising out of or in connection with the Underwriting Agreement provided that the Company shall remain liable to pay to the Underwriter such fees as may then be agreed by the parties to the Underwriting Agreement.

Conditions of the Rights Issue

The Rights Issue is conditional upon, amongst other things, the following conditions fulfilled on or before 5:00 pm Wednesday, 10 April 2002 or such later date as the Underwriter and the Company may agree in writing:

1. the Capital Reorganisation becoming effective and the Independent Shareholders' approval of the Rights Issue including the Bonus Share Issue of the Company at the SGM;

2. the filing and registration on or prior to the Record Date of the signed Rights Issue Documents with the Registrar of Companies in Hong Kong, complying with the requirements of the Companies Ordinance;

3. the filing on or prior to the Record Date of signed Prospectus with the Registrar of Companies in Bermuda, complying with the requirements of the Companies Act;

4. the Listing Committee of the Stock Exchange granting approval of the listing of, and permission to deal in, the Adjusted Shares, the Rights Shares in both nil-paid and fully-paid forms and the Bonus Shares; and

5. the obligations of the Underwriter under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated in accordance with its terms or otherwise.

WARNING OF THE RISKS OF DEALING IN SHARES AND RIGHTS SHARES

The Rights Shares will be dealt in their nil-paid form from Tuesday, 19 March 2002 to Thursday, 28 March 2002 (both dates inclusive).

It should be noted that the Underwriting Agreement contains provisions granting the Underwriter the right to terminate its obligations on the occurrence of certain force majeure events. Please refer to the paragraph headed "Termination of the Underwriting Agreement" for further details.

Any Shareholders or other persons contemplating selling or purchasing the Shares and/or the Rights Shares in their nil-paid form during the period in which they may be traded on the Stock Exchange, which is expected to be from Tuesday, 19 March 2002 to Thursday, 28 March 2002 (both dates inclusive), who are in any doubt about their position are recommended to consult their professional advisers. Any Shareholders or other persons dealing in the Shares up to the date on which all the conditions to which the Rights Issue is subject are fulfilled and any persons dealing in the nil-paid Rights Shares during the period in which they may be traded on the Stock Exchange will accordingly bear the risk that the Rights Issue may not become unconditional or may not proceed.

REVIEW OF OPERATIONS AND PROSPECTS

The Group is principally engaged in import, marketing and distribution of audio visual and other electrical products, air-conditioning products, car audio and electronics products, motor cars and car accessories in the Asian region and in particular, Hong Kong, Macau and the PRC markets.

In the financial year 2000, the Group recorded an audited operating loss of approximately HK$54 million, resulting primarily from significant losses attributable by the direct marketing business in Hong Kong due to the highly competitive retail market. The difficult trading condition in the audio visual product sector and the continuation of the depressed economic condition has affected the Asian markets.

The Group's air-conditioning marketing franchise business continues to be the major source for the Group's revenue. The Group's strategy of shifting its business focus from mass consumer market air-conditioner products to commercial air-conditioner products has proven successful. For the financial year 2000 and the six months ended 30 June 2001, the turnover of the air-conditioning marketing franchise business was approximately HK$191.7 million and HK$89.3 million respectively, representing approximately 49.5% and 33.3% of the total turnover respectively.

As the Group intended to develop its motor car and accessories distribution business, in early 2001, the Group resumed its 100% controlling interest of Corich Enterprises Inc. ("Corich"). Corich is an investment holding company, of which its indirect subsidiaries are engaged in motor car distribution for the premier global brands of "Ferrari" and "Maserati" in the markets of Hong Kong, Macau and the PRC. As a result, the motor car distribution business became 73.6% controlled by the Group. For the six months ended 30 June 2001, the turnover of the distribution of cars and car accessories business was approximately HK$116.6 million, which constituted approximately 43.5% of the total turnover.

Due to the significant decrease in the turnover of the Group's direct marketing business in the financial year 2000 by approximately 73.8%, the Group intended to redevelop its direct marketing business by establishing a chain of outlets under the name "Mega Warehouse Outlets". In addition to its outlet located at Tsing Yi, the Group has opened another four outlets under the same brand name, "Mega Warehouse Outlets" which were located in different districts in Hong Kong since early 2001.

In the future, the Group will continue to focus on the development of its air-conditioning marketing franchises business, direct marketing business, and motor car and accessories distribution business. In order to maintain its leading position of the air-conditioning business, the Group continues to seek new strategic distributorships to improve its competitive edge and operational efficiencies, and to enlarge its network of brands, markets, distributions channels, and after sale services.

For the direct marketing business, it is the Group's business objective to establish a chain of outlets under the name of "Mega Warehouse Outlets". The Directors believe that leveraging on the established name of its chain outlets will provide a competitive edge as compared with other consumer electronic and electrical retail shops.

In addition, the Group foresees that the increase in demand for luxury sports cars in both the Hong Kong and the PRC markets, especially after the PRC's successful entry into the World Trade Organisation, would generate a significant revenue to the Group.

REASONS FOR THE RIGHTS ISSUE AND USE OF PROCEEDS

In view of the current market conditions, the tight liquidity position of the Group and the considerable amount intended to be raised, the Directors consider that the Rights Issue provides a good opportunity for the Group to raise funds to improve its financial position and capability to develop its franchise and distribution businesses.

The estimated net proceeds of the Rights Issue (net of expenses and assuming the Share Options are not exercised) are approximately HK$46.8 million. The Directors intend to apply such proceeds as follows:

- as to approximately HK$15 million to repay the amounts due to a subsidiary of the Company;
- as to approximately HK$20 million to repay the bank loans;
- as to approximately HK$10 million to develop the Group's franchise and distribution businesses, specifically in the motor car business and air-conditioning marketing franchises; and
- as to the remaining of approximately HK$1.8 million as additional working capital of the Group.

To the extent that the net proceeds of the Rights Issue are not immediately used for the above purposes, it is the present intention of the Directors that the net proceeds of the Rights Issue will be placed on short term deposit.

As the Rights Issue could allow all Shareholders to maintain their respective pro-rata Share holdings in the Company, the Directors consider that it is in the interests of the company and its Shareholders as a whole, to raise capital through the proposed Rights Issue.

ADJUSTMENTS IN RELATION TO THE SHARE OPTIONS

Holders of the Share Options will be informed of any adjustment to the exercise price which will be verified by independent professional adviser in accordance with the terms and conditions of the Company's share option schemes, adopted on 22 June 1991 and 28 June 2001 respectively. Further details will be disclosed in the Prospectus.

AMENDMENT TO THE BYE-LAWS

To facilitate the issue of the Bonus Shares, a special resolution will be proposed at the SGM to amend the bye-laws of the Company so as to permit the allotment of shares credited as fully paid otherwise than in proportion to the shareholding of existing Shareholders, subject to approval of Shareholders at a general meeting. Upon passing the special resolution amending the bye-laws of the Company and the Capital Reorganisation becoming effective, an amount of not more than HK$4,300,384.71 will be transferred from the Share Premium Account for the purpose of crediting the Bonus Shares as fully paid up.

GENERAL MANDATES

Ordinary resolutions to grant to the Directors the power to issue Adjusted Shares not exceeding 20% of the issued share capital of the Company as enlarged by the Rights Shares and the Bonus Shares under the New Issue Mandate and to repurchase Adjusted Shares not exceeding 10% of the issued share capital of the Company as enlarged by the Rights Shares and the Bonus Shares under the Repurchase Mandate will be proposed at the SGM.

It is necessary to seek the approval of the Shareholders for the General Mandates in light of the Capital Reorganisation so that Directors will have the power to issue shares and to repurchase shares in the capital of the Company after the Capital Reorganisation becoming effective. The Directors believe that it is in the interests of the Company and the Shareholders as a whole for the granting of the General Mandates to the Directors at the SGM. An explanatory statement to provide Shareholders with all the information reasonably necessary to enable them to make an informed decision as to whether or not to vote for the resolutions concerning the Repurchase Mandate is set out in Appendix I of this circular.

SGM

Set out on pages 59 to 65 of this circular is a notice convening the SGM to be held at Shatin Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong, on Friday, 15 March 2002 at 9:00 a.m. at which necessary resolutions will be proposed to consider and, if thought fit, approve the Capital Reorganisation, the Rights Issue with Bonus Share Issue and the General Mandates.

You will find enclosed a form of proxy for use at the SGM. Whether or not you intend to be present at the meeting, you are requested to complete and return the form of proxy to the Company's Hong Kong branch share registrar, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the SGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM should you so desire.

The Controlling Shareholders shall abstain from voting at the SGM to approve the Rights Issue with the Bonus Share Issue pursuant to Rule 7.19(6)(a) of the Listing Rules.

RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on pages 27 to 28 of this circular which contains its recommendation to the Independent Shareholders as to voting at the SGM regarding the Rights Issue with the Bonus Share Issue.

Your attention is also drawn to the letter received from Access Capital which contains its advice to the Independent Board Committee as regards the Rights Issue with the Bonus Share Issue. The text of the letter from Access Capital is set out on pages 29 to 40 of this circular. Access Capital has considered the terms of the Rights Issue and is of the opinion that the terms of the Rights Issue with Bonus Share Issue are fair and reasonable so far as the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. The Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM in relation to the Rights Issue with the Bonus Share Issue.

The Independent Board Committee has considered the terms of the Rights Issue with the Bonus Share Issue and the advice given by Access Capital and is of the opinion that the terms of the Rights Issue with Bonus Share Issue are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM in relation to the Rights Issue with the Bonus Share Issue.

The Directors consider that the proposed relevant resolutions for the approval of the Capital Reorganisation, the Rights Issue with the Bonus Share Issue are in the best interest of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that Independent Shareholders should vote in favour of all the relevant resolutions to be proposed at the SGM.

FURTHER INFORMATION

Subject to, amongst other things, the passing of the ordinary resolution relating to the Rights Issue with the Bonus Share Issue, it is expected that the Rights Issue Documents will be despatched to the Qualifying Shareholders on or about Friday, 15 March 2002. Your attention is drawn to the information set out in the appendices to this circular.

Yours faithfully,
By Order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Barry John BUTTIFANT
Managing Director

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Registered office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
5th Floor
Loke Yew Building
50-52 Queen's Road Central
Hong Kong

20 February 2002

To the Shareholders

Dear Sir or Madam,

**PROPOSED RIGHTS ISSUE
WITH
BONUS SHARE ISSUE**

We refer to the letter from the Board set out on pages 9 to 26 of the circular (the "Circular") which contains details of, amongst other matters, the Rights Issue and the Underwriting Agreement and in which this letter is to be included. Terms defined in the Circular shall have the same meanings in this letter.

Under the Listing Rules, the Rights Issue is required to be approved by the Shareholders at a general meeting of the Company as, pursuant to Rule 7.19(6) of the Listing Rules, it involves an increase in the issued share capital of the Company by more than 50%. We, as the independent non-executive Directors, have been appointed by the Board to constitute the Independent Board Committee to consider the terms of the Rights Issue and to advise the

Independent Shareholders in relation to them. The Independent Board Committee has appointed Access Capital as the independent financial adviser to advise the Independent Board Committee as to whether the terms of the Rights Issue are fair and reasonable so far as the Shareholders are concerned.

We wish to draw your attention to the letter from Access Capital containing its advice regarding the Rights Issue, as set out on pages 29 to 40 of the Circular. Having considered the terms of the Rights Issue and the advice given by Access Capital, the Independent Board Committee is of the opinion that the terms of the Rights Issue are fair and reasonable so far as the Shareholders are concerned. Accordingly, the Independent Board Committee recommends Independent Shareholders to vote in favour of the ordinary resolution numbered 6 which will be proposed at the SGM to approve, amongst other matters, the Rights Issue with the Bonus Shares Issue.

Yours faithfully,
Boon Seng TAN   Raymond Cho Min LEE
Independent Board Committee

The following is the text of the letter of advice to the Independent Board Committee from Access Capital dated 20 February 2002 prepared for the purpose of incorporation in this circular.

ACCESS
CAPITAL

3rd Floor
No. 8 Queen's Road Central
Hong Kong

20 February 2002

The Independent Board Committee
Wo Kee Hong (Holdings) Limited

Dear Sirs,

PROPOSED RIGHTS ISSUE AND BONUS SHARE ISSUE

INTRODUCTION

We refer to our appointment to advise you as regards the proposed rights issue with the bonus share issue ("Rights Issue"), details of which are contained in the "Letter from the Board" set out on pages 9 to 26 of a circular to the Shareholders dated 20 February 2002 ("Circular"), of which this letter forms part. Capitalised terms used in this letter shall have the same meaning as defined in the Circular unless the context otherwise requires.

In summary, the Board announces that the Company proposes the Capital Reorganisation and subject to completion of the aforesaid Capital Reorganisation to raise a minimum of approximately HK$49.3 million (before expenses) by issuing no less than 140,887,117 Rights Shares at the Issue Price of HK$0.35 each by way of the Rights Issue. The Company will provisionally allot 1 Rights Share in nil-paid form for every Adjusted Share held by the Qualifying Shareholders on the Record Date. Rights Shares will not be issued to Overseas Shareholders. The fully paid Rights Shares will be issued with Bonus Shares on the basis of three Bonus Shares for every Rights Share subscribed. The proceeds from the Rights Issue are intended principally to be used for (i) the repayment of certain indebtedness of the Group; and (ii) the development of the Group's franchise and distribution businesses.

The Rights Issue is subject to the Conditions set out in the paragraph headed "Conditions of the Rights Issue" of the "Letter from the Board".

The SGM will be convened at which resolution(s) will be proposed to the Independent Shareholders for approval of, among other matters, the Rights Issue including the Bonus Share Issue. The Controlling Shareholders and its associates shall abstain from voting on the matter relating to the Rights Issue at the SGM. Messrs. Boon Seng TAN and Raymond Cho Min LEE, both of whom are independent non-executive Directors, have been appointed to form the Independent Board Committee to consider and advise the Independent Shareholders on the terms of the Rights Issue. We have been appointed to advise the Independent Board Committee in this regard.

In formulating our advice, we have relied to a considerable extent on the statements, information, opinion and representations contained in the Circular and the information and representations provided to us by the Company and the Directors. We have assumed that all such statements, information, opinions and representations contained or referred to in the Circular or otherwise provided by the Directors and for which they are solely responsible were true and accurate at the time they were made and given and continue to be true as at the date of the Circular. We have also assumed that all statements of belief, opinion and intention of the Directors as set out in the "Letter from the Board" on pages 9 to 26 of the Circular and in this letter are reasonably made after due and careful enquiry. We have also sought and obtained confirmation from the Company that no material facts have been omitted from the information provided and referred to in the Circular.

We consider that we have reviewed all currently available information and documents which are available under the present circumstances to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis of our opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company, the Directors and their respective advisers or that material information has been withheld or omitted from the information provided to us or referred to in the aforesaid documents. We have not, however, carried out an independent verification of the information provided, nor have we conducted an independent investigation into the business and affairs of the Company, or any of their subsidiaries.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation, we have taken into consideration the following principal factors and reasons:

1. Reasons for the Rights Issue and use of proceeds

In recent months, the Group has implemented steps, through implementation of cost reduction measures and redirection of efforts towards more profitable activities, to improve the profitability of the Group. The Directors have been actively working to address the net current liabilities position of the Group, as further described below and set out in the Group's unaudited results for the six months ended 30 June 2001. As announced by the Company on 30

November 2001, the Group also successfully negotiated arrangements with Mitsubishi Heavy Industries Limited ("MHI", a major supplier to the Group) for the refinancing of a loan due to MHI. Parallel to these efforts, the Directors also recognise that the Group needs further long-term capital to recapitalise its balance sheet.

Having regard to the Group's tight liquidity situation and the considerable amount of funding required, the Directors believe that, and having explored other financing possibilities, the Rights Issue provides a good opportunity for the Group to raise funds to strengthen its financial position and capability to develop its franchise and distribution businesses. At the same time, the Rights Issue would allow all shareholders the opportunity to participate in the fund raising exercise of the Group to maintain their interest in the Company on an equitable basis.

In addition, the Board has also considered the currently volatile equity market condition and, the relatively thin trading volume of the Shares on the Stock Exchange, in arriving at the terms of the Rights Issue.

The minimum amount of proceeds (before expenses) from the Rights Issue will be approximately HK$49.3 million. The use of proceeds of the Rights Issue was set out in the "Letter from the Board". Primarily, the proceeds will be used to reduce the indebtedness of the Group and to provide additional working capital and to further develop the Group's distribution business.

Taking into account the current financial position of the Group (as described below) and the reasons mentioned above, we concur with the Board's view that the Rights Issue be an appropriate mean to strengthen the long-term financial position of the Group.

2. Current financial position of the Group

For the two years ended 31 December 1999 and 2000 and the six months ended 30 June 2001, the Group recorded audited net profit attributable to Shareholders of approximately HK$0.7 million, audited net loss attributable to Shareholders of approximately HK$85.5 million and unaudited net loss attributable to Shareholders of approximately HK$5.1 million. The Directors attributed the significant loss incurred in the 2000 financial year primarily from the highly competitive environment for the direct marketing business, the difficult trading conditions in the audio visual product sector and the continuous poor performance in the other Asian markets. With the successful implementation of certain cost control measures and by regaining control of the motor car distribution business in early 2001, the Directors has contained the amount of loss incurred for the six months ended 30 June 2001. As stated in the "Letter from the Board", the Group will mainly focus on the development of its air-conditioning marketing franchises business and the motor car and accessories distribution business. In addition, the Directors believe that increasing demand for the luxury sports car in both Hong Kong and the PRC markets would generate a significant income to the Group.

During the six months ended 30 June 2001, the Group has recorded an unaudited net cash outflow from operating activities of HK$5.1 million. The Directors confirmed that the Group continued to be financed from a combination of internal cash flows, trade creditor support and bank borrowings with both long and short-term maturities.

As at 30 June 2001, the Group has recorded an unaudited net current liability of HK$104 million. The primary reason was due to a short term debt of HK$131 million from MHI, with whom the Group has a long-term joint venture partner and trading relationship, which was due for repayment in December 2001. The Directors have negotiated with MHI for an entire debt settlement and rescheduling arrangement and have entered into a conditional agreement whereby the Company will sell its equity interest in MHI-Jinling Air Conditioners Company Limited ("MJA") to MHI for a consideration of RMB76 million (equivalent to approximately HK$71.8 million) and further, that the total remaining balance of the outstanding debt shall be rescheduled over a 15-year period. Subject to the approval and consent of the equity parties of MJA; the relevant government authorities, and the Directors and the directors of MHI: the completion of all transactions under the agreement shall be on or before 31 March 2002.

Total bank borrowings of the Group as at 30 June 2001 was HK$125.4 million compared to HK$131.6 million as at 31 December 2000 represented a reduction of approximately 4.7%. As a percentage of total assets, total bank borrowings as at 30 June 2001 was approximately 14%.

3. Recent Share price performance and turnover

(a) Share price performance

	Price per Share quoted on the Stock Exchange	
	Highest	**Lowest**
	$	*$*
2001		
August	0.080	0.060
September	0.064	0.042
October	0.054	0.038
November	0.060	0.042
December	0.074	0.045
2002		
January (up to 30 January 2002, the last trading day before suspension)	0.074	0.050
February (from 4 February 2002, the first day of trading following resumption to the Latest Practicable Date)	0.045	0.022

During the aforesaid period, the highest and lowest price per Share quoted on the Stock Exchange was HK$0.080 (in August 2001) and HK$0.022 (in February 2002) respectively. The Issue Price represents a material discount to the theoretical market prices of the Adjusted Shares as set out in the paragraph headed "Issue Price" of this letter (assuming the Capital Reorganisation becoming effective).

(b) Turnover

Set out below is a table showing the number of Shares traded between August 2001 to February 2002 (up to the Latest Practicable Date).

Month	Shares in issue	Number of Shares traded per month	Percentage of issued Shares traded	Shares held in free float	Percentage of Shares held in free float traded
August-01	1,408,871,178	4,545,200	0.32%	607,501,898	0.75%
September-01	1,408,871,178	4,280,000	0.30%	607,501,898	0.70%
October-01	1,408,871,178	1,706,000	0.12%	607,501,898	0.28%
November-01	1,408,871,178	2,174,800	0.15%	607,501,898	0.36%
December-01	1,408,871,178	8,400,647	0.60%	607,501,898	1.38%
January-02	1,408,871,178	2,390,000	0.17%	607,501,898	0.39%
February-02*	1,408,871,178	28,903,879	2.05%	607,501,898	4.76%

* Up to the Latest Practicable Date

The trading volume of the Shares during the period from 1 August 2001 to 31 January 2002 was relatively thin with the highest turnover recorded in December 2001 (being 0.60% of the issued share capital or 1.38% of the free float). The trading volume had increased from 500,000 Shares on 29 January 2002 to 6,741,293 Shares on 4 February 2002 (being the day immediately after the announcement of the proposed Rights Issue). The aggregate trading volume in February 2002 since the announcement of the Rights Issue had cumulated to approximately 2.05% of the issued share capital or 4.76% of the free float of the Company. A significant increase in trading volume was recorded immediately following the resumption of trading of the Shares after the publication of the announcement. During this period, a total of 28,903,879 Shares were traded, which was approximately 12.1 times higher than the number of Shares traded in the previous month. It is not certain that whether the relatively active trading volume recorded immediately following the publication of the announcement of the Rights Issue will or will not sustain in future.

4. Issue Price

The Issue Price of HK$0.35 per Rights Share, payable in full upon acceptance under the Rights Issue, represents:

- a discount of approximately 36.4% to the theoretical closing price of HK$0.55 per Adjusted Share quoted on the Stock Exchange on 30 January 2002, being the last trading day of the Shares immediately prior to the Announcement of 4 February 2002 in respect of the proposed Rights Issue;

- a discount of approximately 46.2% to the average theoretical closing price of HK$0.65 per Adjusted Share quoted on the Stock Exchange for the ten trading days up to and including 30 January 2002;

- a premium of approximately 40.0% to the theoretical closing price of HK$0.25 per Adjusted Share quoted on the Stock Exchange on the Latest Practicable Date;

- a discount of approximately 22.2% to the theoretical ex-rights price of $0.45 per Adjusted Share (without taking into account the Bonus Shares) based on the theoretical closing price of HK$0.55 per Adjusted Share quoted on the Stock Exchange on 30 January 2002;

- a discount of approximately 30.0% to the theoretical ex-rights price of HK$0.50 per Adjusted Share (without taking into account the Bonus Shares) based on the average theoretical closing price of HK$0.65 per Adjusted Share quoted on the Stock Exchange for the ten trading days up to and including 30 January 2002;

- a premium of approximately 16.7% to the theoretical ex-rights price of HK$0.30 per Adjusted Share based on the theoretical closing price of HK$0.25 per Adjusted Share quoted on the Stock Exchange on the Latest Practicable Date;

- a discount of approximately 87.9% to the unaudited adjusted consolidated net tangible asset value of approximately HK$2.90 per Adjusted Share before completion of the Rights Issue (see calculation below); and

- a discount of approximately 39.7% to the pro forma unaudited adjusted consolidated net tangible asset value of approximately HK$0.58 per Adjusted Share upon completion of the Rights Issue (see calculation below).

A table summarise the comparison of the effective issue price to the trading prices and the theoretical ex-rights price of the Shares (taking into account the Bonus Shares) is set out in the "Letter from the Board".

We have taken a sample of rights issues announced by Hong Kong listed companies in January 2002 and the details of such issues are set out below:

Company Name (Stock Code)	Date of announcement of the rights issue ("Announcement Date")	Discount of subscription price to closing price of shares immediately prior to the Announcement Date	Discount of subscription price to average closing price of shares for the ten trading days immediately prior to the Announcement Date	Discount of subscription price to theoretical ex-right price of shares based on closing price of share immediately prior to the Announcement Date	Discount of subscription price to theoretical ex-right price of shares based on average closing price of shares for the ten trading days immediately prior to the Announcement Date
Great Wall Cybertech Ltd. (689)	2 Jan 02	84.80%	86.30%	52.40%	55.80%
Easyknit International Holdings (1218)	7 Jan 02	27.30%	30.40%	15.80%	17.90%
Kwong Hing International Holdings (1131)	9 Jan 02	33.33%	38.08%	20.00%	23.52%
Wang On Group Ltd. (1222)	17 Jan 02	79.66%	77.84%	66.10%	41.26%
Digital World Holdings Ltd (109)	18 Jan 02	85.00%	85.98%	31.81%	33.83%
Grandmass Enterprise (8108)	22 Jan 02	48.40%	39.50%	23.80%	17.90%
Bossini International Holding (592)	25 Jan 02	2.10%	9.80%	2.10%	6.70%
Average		51.51%	52.56%	30.29%	28.13%

Apart from Winfoong International Ltd., the subscription price of which represented a premium to the closing prices and theoretical ex-right prices, we note that the relevant discount of the Rights Issue to the Company's closing prices and theoretical ex-right prices computed on the same basis are within the range of the sample companies in the table above.

Given the thin trading volume of the Shares, the Directors, after discussion with the Underwriter, consider that the Issue Price per Rights Share should be set at a sufficient level of discount to the theoretical ex-rights price per Adjusted Share in order to attract subscription and facilitate underwriting arrangements. We have discussed the pricing of the Rights Issue with the Directors, which was negotiated on arm's length basis with the Underwriter. The Directors confirmed that the pricing of the Rights Issue has taken into account of the current volatile market conditions and the lack of liquidity of the Shares in the market, in particular, we noted that there were no trading activities on many trading days of the period covered by the above-mentioned table for turnover of Shares. In view of the above, we concur with the view of the Directors that the pricing of the Rights Issue, given the size of the Rights Issue and the state of the market, reflects the best terms achievable under the circumstances.

5. Other principal terms of the Rights Issue

(a) Basis of allocation of the Rights Shares

Subject to fulfillment of the conditions of the Rights Issue, Qualifying Shareholders will be provisionally allotted one Rights Share for every existing Adjusted Share held on the Record Date.

As the Rights Issue Documents will not be registered under the applicable securities legislation of any jurisdiction other than Hong Kong and Bermuda, the Company will not send provisional allotment letters or application forms for excess Rights Shares to Overseas Shareholders. The Rights Shares which would otherwise have been provisionally allotted to Overseas Shareholders will be sold in the manner as set out in the paragraph headed "Rights of Overseas Shareholders" in the "Letter from the Board". The proceeds of such sales, less expenses, of HK$100 or more will be paid to the relevant Overseas Shareholders in Hong Kong dollars as soon as practicable. The Company will retain individual amounts of less than HK$100 for its own benefit.

(b) Conditions of the Rights Shares

The Rights Issue is conditional upon, among other things, certain conditions as stated in the "Letter from the Board".

In addition, all Shareholders and other potential investors should be aware that the Rights Issue will not proceed if the Underwriter exercises its right to terminate the Underwriting Agreement in accordance with the terms contained therein, the particulars of which are set out in the paragraph headed "Termination of the Underwriting Agreement" in the "Letter from the Board".

As such, any Shareholder or any other person dealing in the Shares up to the date on which all the conditions of the Rights Issue are fulfilled and any person dealing in the nil-paid Rights Shares during the relevant trading period (as set out in the section headed "Expected timetable" in this Circular) shall bear the risk that the Rights Issue may not become unconditional or may not proceed.

6. Financial effects of the Rights Issue

(a) Net asset value

Following completion of the Rights Issue and on the basis of the pro forma statement of the unaudited adjusted consolidated net tangible assets of the Group as set out below, the pro forma unaudited adjusted consolidated net tangible assets of the Group will increase from approximately HK$362.2 million to approximately HK$409.0 million,

representing an increase of approximately 12.9% over the pro forma unaudited adjusted consolidated net tangible assets of the Group prior to the Rights Issue. The pro forma unaudited adjusted consolidated net tangible assets per Adjusted Share on the aforementioned basis will decrease from approximately HK$2.90 to approximately HK$0.58 following completion of the Rights Issue (including the Bonus Share Issue), representing a decrease of approximately 80%.

Statement of unaudited adjusted pro-forma consolidated net tangible asset value of the Group

Based upon the information provided by the Group, the following is a summary of the statement of the unaudited adjusted pro-forma consolidated net tangible asset value of the Group based on the audited net tangible asset value of the Group as at 31 December 2000 and as adjusted to take into account of transactions since that date:

	HK$'000
Net assets based on the audited balance sheet of the Group as at 31 December 2000	384,831
Less: Net intangible assets of the Group at 31 December 2000	21,547
Net tangible assets based on the audited balance sheet of the Group as at 31 December 2000	363,284
Add: Proceeds from issue of shares upon private placing	500
Capital redemption reserve arising upon repurchase of own shares	120
Exchange differences, less minority interest on translation of financial statements of overseas operations	2,089
Less: Cancellation of shares upon repurchase of own shares	228
Unaudited net loss of the Group for the six months ended 30 June 2001	5,095
Add: Amortisation of intangible assets for the six months ended 30 June 2001	1,540
Unaudited adjusted pro-forma consolidated net tangible assets of the Group prior to completion of the Rights Issue	362,210
Add: Estimated net proceeds of the Rights Issue	46,800
Unaudited adjusted pro-forma consolidated net tangible assets of the Group upon completion of the Rights Issue	409,010

	HK$
Unaudited adjusted pro-forma consolidated net tangible asset value per Share before the Capital Reorganisation (1,408,871,178 shares)	0.29
Unaudited adjusted pro-forma consolidated net tangible asset value per Adjusted Share prior to the Rights Issue and after the Capital Reorganisation becomes effective (140,887,117 shares)	2.90
Unaudited adjusted pro-forma consolidated net tangible asset value per Adjusted Share upon completion of the Rights Issue (that is including the Bonus Share Issue) – 704,435,585 shares	0.58

Notes:

1. Being the estimated net proceeds from issuance of not less than 140,887,117 Rights Shares at HK$0.35 each after deducting estimated issuing cost for the Rights Issue of approximately HK$2.5 million.

2. Based on 140,887,117 Adjusted Shares in issue as at the Latest Practicable Date (assuming the Capital Reorganisation becoming effective).

3. Based on 704,435,585 Adjusted Shares, upon completion of the Rights Issue including the Bonus Share Issue, assuming no Share Options are exercised before the Record Date and the Capital Reorganisation becoming effective.

As shown in the above calculations, the Rights Issue will increase the net tangible asset value of the Group. At the same time the net proceeds from the Rights Issue will further reduce the Group's bank borrowings and generally strengthens its financial position of the Group as a whole. It will, as a result of the Rights Issue, result in a significant decrease in net tangible asset value per share after the Rights Issue. However, as all shareholders are being offered the right to participate in the Rights Issue and on the basis that it will improve the financial position of the Group and provides additional working capital for the Group's operations, the decrease in the adjusted net tangible assets per share as mentioned above would not have any adverse effects on the operations of the Group. To the extent that shareholder(s) take up their entitlement(s) fully under the Rights Issue, they will also be able to maintain their interest in the Company.

(b) Gearing ratio

As mentioned above, the Group's gearing ratio (defined as total debt to equity) before and after the Rights Issue would be 0.34 and 0.29 respectively and representing a slight improvement.

(c) Loss

The Group intends to apply part of the proceeds under the Rights Issue to repay HK$35 million of the Group's indebtedness. The repayment is expected to result in an overall interest saving of approximately HK$3.297 million per annum on the relevant principal amounts, which represents an effective cost of approximately 9.42% per annum. The Directors believe that the above-mentioned cost savings from the debt repayments to be financially attractive having regard to the current low interest regime on normal lending by banks in general.

		Loss per Adjusted Share
	HK$'000	*HK$*
Loss attributable to Shareholders for the six month ended 30 June 2001	5,095	0.036 *(Note 1)*
Adjusted by:		
Interest savings on debts to be repaid (6 months)	1,648	
Notional interest earned on balance of net proceeds (6 months)	83	
Adjusted loss for the 6 months ended 30 June 2001	3,364	0.005 *(Note 2)*

Notes:

1. Based on 140,887,117 Adjusted Shares in issue as at the Latest Practicable Date (assuming the Capital Reorganisation becoming effective).

2. Based on 704,435,585 Adjusted Shares, upon completion of the Rights Issue including the Bonus Share Issue, assuming no Share Options are exercised before the Record Date and the Capital Reorganisation becoming effective.

Based on the above pro forma calculations, the Rights Issue would result in a reduction of loss per Adjusted Share from HK$0.036 to HK$0.005. Shareholders should note that in the event that the Company returns to profitability in future following the closing of the Rights Issue, they would only be able to participate fully in such future profits if they take up their pro-rata entitlements under the Rights Issue in full.

7. Possible dilution effect on the Shareholders

Qualifying Shareholders who do not subscribe for any of their provisional entitlements under the Rights Issue will have their shareholding interest diluted by approximately 80%.

Arrangement has been made for the trading of the provisional entitlements under the Rights Issue in nil-paid form on the Stock Exchange, Qualifying Shareholders may dispose of their nil-paid entitlements, subject to market conditions, and receive a cash consideration should they decide not to take up all or part of their Rights Shares entitlement.

However, Qualifying Shareholders who wish to dispose of their entitlements should be aware that they may not receive a cash consideration at such a market price which fully reflects the discount between the subscription price and the theoretical ex-rights price per share, given that the period during which they can dispose of their nil-paid Rights Shares is limited and that any disposal is subject to the liquidity of trading in the nil-paid Rights Shares on the Stock Exchange. In any event and as stated in the "Letter from the Board", Shareholders or any other investors who are in doubt of their positions and who would like to deal in the Shares and/or the nil-paid Rights Shares during the relevant trading period (as set out in the section headed "Expected timetable" in this Circular) are recommended to obtain professional advice and be aware of the risks involved in dealing the Shares and/or the nil-paid Rights Shares.

On the other hand, Shareholders and others who are attracted by the prospects of the Company and wish to increase their shareholding in the Company may purchase (additional) nil-paid Rights Shares or for Shareholders only, apply for excess Rights Shares by means of excess application. Shareholders should note that the each of the Controlling Shareholders has undertaken irrevocably to take up their respective entitlements under the Rights Issue in full.

RECOMMENDATION

Having considered the above principal factors including, inter alia, (i) the reasons for the Rights Issue and use of proceeds; (ii) the financial position of the Group; (iii) the terms of the Underwriting Agreement which were negotiated on an arm's length basis under prevailing market conditions and having regard to the lack of liquidity in the trading of the Shares; (iv) the pro forma financial effects; and (v) the potential dilutive effect on shareholding and the rights and entitlements of Shareholders under the Rights Issue, we concur with the view of the Board that the terms of the Rights Issue to be fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company as well as its Shareholders. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the resolution which will be proposed at the SGM to approve the Rights Issue.

Yours faithfully,
For and on behalf of
ACCESS CAPITAL LIMITED
Jeanny LEUNG
Managing Director

This appendix serves as an explanatory statement as required by the Listing Rules to provide the requisite information to you for your consideration of the proposal to permit the granting of the General Mandates given to the Directors to repurchase Shares.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company was HK$140,887,117.80 comprising 1,408,871,178 Shares. Immediately following the Capital Reorganisation becoming effective and completion of, the Rights Issue and the Bonus Share Issue, the issued share capital of the Company will be HK$7,044,355.85 comprising 704,435,585 Adjusted Shares. In addition, as at the Latest Practicable Date, there were outstanding Share Options granted under the Share Option Schemes carrying rights to subscribe for an aggregate of 213,470,400 Shares, of which an aggregate of 188,880,000 Share Options were held by Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Barry John BUTTIFANT, Mr. Sammy Chi Chung SUEN, Ms. Kam Har YUE and Mr. Jeff Man Bun LEE, all of whom are Directors and had given an irrevocable undertaking to the Company not to exercise the subscription rights attaching to their respective Share Options on or before the Acceptance Date. If the Share Options to subscribe for 24,590,400 Shares are exercised in full on or prior to the Record Date, a further 2,459,040 Rights Shares and a further 7,377,120 Bonus Shares will be issued under the Rights Issue.

Subject to the passing of the relevant resolutions as set out in the notice of the SGM on pages 59 to 65 of this circular and assuming no further Adjusted Shares are issued and that no further Adjusted Shares are purchased by the Company prior to the Acceptance Date, the Directors will be authorised to purchase up to 70,443,558 Adjusted Shares pursuant to the Repurchase Mandate. Assuming that all the outstanding Share Options (excluding the Share Options held by the Directors as mentioned in the above paragraph) to subscribe for 24,590,400 Shares are exercised in full on or prior to the Record Date and assuming no further Adjusted Shares are issued or purchased by the Company prior to the Acceptance Date, the total number of Adjusted Shares in issue will be 716,730,785 and the Directors will be authorised to purchase up to 71,673,078 Adjusted Shares pursuant to the proposed Repurchase Mandate.

The Listing Rules provide that the Adjusted Shares proposed to be purchased by the Company under the Repurchase Mandate must be fully-paid up.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from the Shareholders to enable the Directors to purchase Adjusted Shares in the market. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets or its earnings per Adjusted Share or both and will only be made when the Directors believe that such purchases will benefit the Company and the Shareholders as a whole.

3. FUNDING OF REPURCHASES

In repurchasing Adjusted Shares, the Company must fund the repurchase entirely from the Company's available cash flow or working capital facilities legally available for such purpose in accordance with its memorandum of association and bye-laws and the laws of Bermuda.

The Directors do not propose to exercise the Repurchase Mandate to such extent as could, in the circumstances, have a material adverse effect on the working capital or the gearing level of the Company which in the opinion of the Directors is from time to time appropriate for the Company.

4. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates currently intends to sell Adjusted Shares to the Company under the Repurchase Mandate in the event that it is granted by the Shareholders at the SGM.

No connected person, as defined in the Listing Rules, has notified the Company that he has a present intention to sell any Adjusted Shares to the Company, or that he has undertaken not to sell any Shares held by him to the Company, in the event that the Repurchase Mandate is granted by the Shareholders at the SGM.

The Company has not repurchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

5. DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

6. EFFECT OF THE CODE

If, on the exercise of the power to repurchase Adjusted Shares pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of Rule 32 of the Code. As a result, a Shareholder or a group of Shareholders acting in concert (as defined in the Code), depending on the level of such increase, could obtain or consolidate control of the Company and may become obliged to make a mandatory offer in accordance with Rule 26 of the Code.

As at the Latest Practicable Date, the Controlling Shareholders together with their associates were beneficially interested in 801,369,291 Shares or 80,136,928 Adjusted Shares upon the Capital Reorganisation becoming effective, representing approximately 56.88% of the issued share capital of the Company. Subject to the Capital Reorganisation becoming effective, on the basis that no further Adjusted Shares are issued or repurchased other than the Adjusted Shares to be issued pursuant to the Rights Issue and the Bonus Share Issue and in the event that the Repurchase Mandate is exercised in full, the shareholding of the Controlling Shareholders together with his associates would be increased to approximately 63.20% of the issued share capital of the Company.

The Directors are not aware of any consequence which may arise under the Code as a result of any repurchase made under the purchase mandate proposed to be granted to the Directors at the SGM.

7. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the last twelve months are as follows:

	Share price	
	Highest	**Lowest**
	HK$	*HK$*
2001		
February	0.106	0.080
March	0.092	0.070
April	0.088	0.070
May	0.098	0.074
June	0.090	0.070
July	0.075	0.065
August	0.080	0.060
September	0.064	0.042
October	0.054	0.038
November	0.060	0.042
December	0.074	0.045
2002		
January	0.074	0.050

8. SHAREHOLDERS' APPROVAL

The Listing Rules provides that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a particular transaction.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

The authorised and issued share capital of the Company following completion of the Capital Reorganisation, the Rights Issue and the Bonus Share Issue will be as follows:

Authorised:		*HK$*
3,500,000,000	Shares as at the Latest Practicable Date	350,000,000.00
21,052,175,337	Shares following the Capital Reorganisation becoming effective *(Note 1)*	210,521,753.37
Shares issued and to be issued as fully-paid or credited:		
1,408,871,178	Shares in issue as at the Latest Practicable Date	140,887,117.80
140,887,117	Adjusted Shares following completion of Capital Reorganisation	1,408,871.17
140,887,117	Adjusted Shares to be issued under the Rights Issue *(Note 2)*	1,408,871.17
422,661,351	Adjusted Shares to be issued under the Bonus Share Issue *(Note 2)*	4,226,613.51
704,435,585	Adjusted Shares in issue immediately following the Capital Reorganisation, becoming effective and the completion of the Rights Issue and the Bonus Share Issue	7,044,355.85

Notes:

1. Assuming the Shareholders approve the resolutions to the Capital Reorganisation to be proposed at the SGM.

2. As at the Latest Practicable Date, there are outstanding Share Options to subscribe for an aggregate of 213,470,400 Shares. Amongst the Share Options holders, Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Barry John BUTTIFANT, Mr. Sammy Chi Chung SUEN, Ms. Kam Har YUE and Mr. Jeff Man Bun LEE, all being Directors who, in aggregate, are entitled to subscribe for 188,880,000 Shares, have given an irrevocable undertaking to the Company not to exercise the subscription rights attaching to their respective Share Options on or before the Acceptance Date. If the subscription rights attaching to remaining outstanding Share Options are exercised in full on or before the Record Date, a further 2,459,040 Rights Shares and a further 7,377,120 Bonus Shares will be issued under the Rights Issue.

3. PARTICULARS OF DIRECTORS

Executive Directors

Name	Address
Wing Sum LEE *(Chairman)*	Flat A1, 17th Floor Villa Monte Rosa 41A Stubbs Road Hong Kong
Richard Man Fai LEE *(Vice Chairman, Chief Executive Officer)*	2nd Floor, 1C Shiu Fai Terrace Stubbs Road Hong Kong
Barry John BUTTIFANT *(Managing Director)*	12D Amber Garden 70-72 Kennedy Road Hong Kong
Sammy Chi Chung SUEN	Flat C-5, 8 Seymour Road Hong Kong
Jeff Man Bun LEE	Flat A1, 17th Floor Villa Monte Rosa 41A Stubbs Road Hong Kong

Non-executive Director

Kam Har YUE	Flat A1, 17th Floor Villa Monte Rosa 41A Stubbs Road Hong Kong

Independent Non-Executive Directors

Name	Address
Boon Seng TAN	25B, Po Garden 9 Brewin Path Hong Kong
Raymond Cho Min LEE	House F, 102 Repulse Bay Road Repulse Bay Hong Kong

The qualifications and experience of the Directors are set out below:

Executive Directors

Wing Sum LEE, aged 75, is the founder and the chairman of the Company. He has 56 years' experience in the distribution of consumer products. He has been involved in the marketing and strategic planning of the Group since its inception. He is a director of the Radio Association of Hong Kong, and an honorary chairman of the Hong Kong and Kowloon Electrical Appliances Merchants Association Limited. He has an interest in the share capital of the Company which falls to be disclosed to the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance.

Richard Man Fai LEE, BSB, MBA, aged 45, the vice chairman and chief executive officer of the Company, is the son of Mr. Wing Sum LEE and Ms. Kam Har YUE. He has 21 years' experience in marketing consumer products. He has a bachelor's degree and a master's degree in business administration from the University of Minnesota. He is currently the 1st vice chairman of the Radio Association of Hong Kong. He has been with the Group for 17 years.

Barry John BUTTIFANT, aged 57, is the Group's managing director and was appointed in May 2001. He is an independent non-executive director of four public listed companies in Hong Kong – Giordano International Limited, Daiwa Associate Holdings Limited, Dransfield Holdings Limited and Le Saunda Holdings Limited. He came to Hong Kong in 1979 as the finance director of the Sime Darby Group and was subsequently appointed managing director of Sime Darby Hong Kong Limited in 1982. In 1987, he joined the Polly Peck Group as group chief executive of its Far East operations. Prior to joining the Company, he was the managing director of IDT International Limited between 1992 to 2000. Mr. BUTTIFANT is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants. He is also a fellow member of Institute of Managements the Hong Kong Management Association and the Hong Kong Institute of Directors. He is responsible for the overall corporate management and development of the Group.

Sammy Chi Chung SUEN, MBA, aged 55, is a director of operation and appliances business group of Wo Kee Hong Limited and director of Technorient Limited. He has 30 years' experience in general management, sales and marketing of cars, electrical appliances and air-conditioning products. He has been with the Group for about 6 years.

Jeff Man Bun LEE, BSc, MSc, University of Michigan, MSc, Standford University, aged 43, is a director of the Company and was appointed in January 2002. He is the son of Mr. Wing Sum LEE and Ms. Kam Har YUE and the younger brother of Mr. Richard Man Fai LEE. He is responsible for the strategic planning and the development of new projects of the Group. Prior to joining the Group, he was a system software specialist of research and development department of the Apple Computer International Limited for 5 years. He had been actively involved in the Group's business from 1991 to 1997 prior to his current appointment.

Non-executive Director

Kam Har YUE, aged 69, is the wife of Mr. Wing Sum LEE and was involved in the policy making of the Group from 1962 to December 1989. She has been a Non-executive Director of the Company since then.

Independent non-executive Directors

Boon Seng TAN, M.A., Cambridge University, aged 46, is the chairman and managing director of Lee Hing Development Limited. He is also the executive director of IGB Corporation Berhad, a listed company in Malaysia and is a director of South China Holdings Limited, South China Brokerage Company Limited, South China Industries Limited and Star Cruises Limited, all listed on The Stock Exchange of Hong Kong Limited. He also holds directorships in many other companies. He has been an independent non-executive Director of the Company since April 1999.

Raymond Cho Min LEE, Ed.M, Harvard University, aged 46, is the chairman and managing director of HY & HT Lee Bros. & Co., Ltd. He is also the chairman of the U.S.-based East West Enterprises Co. Ltd. and the Oasis Development Enterprises Group of real estate development and investment companies. In addition, he is the founder and director of the East West Institute of International Studies at Gordon College (USA) and over the years has served on the boards of various community and charitable organizations.

4. CORPORATE INFORMATION AND PARTIES INVOLVED

Registered office	Cedar House 41 Cedar House Hamilton HM12 Bermuda
Principal place of business in Hong Kong	5th Floor Loke Yew Building 50-52 Queen's Road Central Hong Kong
Auditors	Deloitte Touche Tohmatsu *Certified Public Accountants* 26th Floor, Wing On Centre 111 Connaught Road Central Hong Kong
Financial adviser to the Company	Kingsway Capital Limited 5th Floor Hutchison House 10 Harcourt Road Central Hong Kong
Underwriter	Kingsway SW Securities Limited 5th Floor Hutchison House 10 Harcourt Road Central Hong Kong
Independent financial adviser	Access Capital Limited 3rd Floor 8 Queen's Road Central Hong Kong
Legal adviser to the Company and the Rights Issue as to Hong Kong Law	Preston Gates & Ellis 10th Floor Hutchison House 10 Harcourt Road Central Hong Kong

Legal adviser to the Company as to Bermuda Law	Appleby Spurling & Kempe 5511, The Center 99 Queen's Road Central Hong Kong
Hong Kong branch share registrar and transfer office	Standard Registrars Limited 5th Floor, Wing On Centre 111 Connaught Road Central Hong Kong

5. DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests of the Directors in the share capital of the Company and its associated corporations (within the meaning of the SDI Ordinance) which are required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including the interests which they were deemed or taken to have under section 31 or Part I of the Schedule to the SDI Ordinance) or which are required pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, to be notified to the Company and the Stock Exchange are as follows:

(i) Interest in the Company

	Number of ordinary shares of HK$0.10 each			
Directors	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Total Interests**
Mr. Wing Sum LEE	616,636,752	–	128,014,060 *(Note 1)*	744,650,812
Mr. Richard Man Fai LEE	21,156,000	2,104,000	–	23,260,000
Mr. Sammy Chi Chung SUEN	300,000	–	–	300,000
Ms. Kam Har YUE	21,267,622	–	–	21,267,622
Mr. Jeff Man Bun LEE	3,000,000	–	9,190,857 *(Note 2)*	12,190,857

Note 1: These shares are owned by Unit Cosmo International Limited, a company the entire issued share capital of which is owned by Mr. Wing Sum LEE.

Note 2: These shares are owned by Fisherman Enterprises Inc., a company the entire issued share capital of which is owned by Mr. Jeff Man Bun LEE.

(ii) Rights to acquire shares of the Company

Directors	Date option granted	No. of share in the options	Exercisable period	Subscription price per share *HK$*
Mr. Wing Sum LEE	13 May 1996	2,760,000	17 June 1996 – 16 June 2002	0.9460
	28 July 1997	12,500,000	31 August 1997 – 30 August 2003	0.5330
	19 January 1998	3,000,000	22 February 1998 – 21 February 2004	0.2200
	21 December 1999	6,500,000	11 February 2000 – 10 February 2006	0.1400
	11 February 2000	3,000,000	21 March 2000 – 20 March 2006	0.3264
	10 August 2001	35,000,000	16 September 2001 – 15 September 2007	0.1000
Mr. Richard Man Fai LEE	13 May 1996	2,760,000	13 June 1996 – 12 June 2002	0.9460
	28 July 1997	13,500,000*	28 August 1997 – 27 August 2003	0.5330
	19 January 1998	3,100,000*	19 February 1998 – 18 February 2004	0.2200
	10 June 1998	1,000,000	24 July 1998 – 23 July 2004	0.1053
	21 December 1999	6,700,000*	7 February 2000 – 6 February 2006	0.1400
	11 February 2000	3,500,000	18 March 2000 – 17 March 2006	0.3264
	28 May 2001	4,000,000	29 June 2001 – 28 June 2007	0.1000
	10 August 2001	35,000,000	16 September 2001 – 15 September 2007	0.1000
	29 August 2001	500,000*	30 September 2001 – 29 September 2007	0.1000

* *Share Options granted to Mr. Richard Man Fai LEE's spouse were included.*

Directors	Date option granted	No. of share in the options	Exercisable period	Subscription price per share *HK$*
Mr. Sammy Chi Chung SUEN	28 July 1997	1,000,000	31 August 1997 – 30 August 2003	0.5330
	21 December 1999	300,000	6 February 2000 – 5 February 2006	0.1400
	11 February 2000	500,000	22 March 2000 – 21 March 2006	0.3264
	18 January 2001	260,000	6 March 2001 – 5 March 2007	0.1000
	10 August 2001	1,000,000	19 September 2001 – 18 September 2007	0.1000
Ms. Kam Har YUE	29 August 2001	500,000	30 September 2001 – 29 September 2007	0.1000
Mr. Barry John BUTTIFANT	28 May 2001	20,000,000	30 June 2001 – 29 June 2007	0.1000
	10 August 2001	35,000,000	14 September 2001 – 13 September 2007	0.1000
Mr. Jeff Man Bun LEE	13 May 1996	600,000	14 June 1996 – 13 June 2002	0.9460

(iii) Interest in associated corporation

Directors	Associated Corporations in which shares or equity interest are held or interested	Number of shares or amount of equity interest held or interested	Class and/or description of shares
Mr. Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	non-voting deferred shares
	Wo Kee Hong Limited	8,500	non-voting deferred shares
	Wo Kee Services Limited	1	non-voting deferred share
	Wo Kee Hong Professional Air Conditioning Pte Ltd.	4,576,000 *(Note 1)*	ordinary shares
	Jin Ling Electrical Company Limited	RMB131,750,000 *(Note 1)*	N/A
	Mitsubishi Heavy Industries Jinling Air-Conditioners Company, Ltd.	US$14,700,000 *(Note 1)*	N/A
	Modern Publication & Printing Limited	1 *(Note 1)*	ordinary share
	WK Information Network Limited	70 *(Note 1)*	ordinary shares
	東莞先力電器有限公司 (Dongguan Bodysonic Electric Co., Ltd)	HK$2,125,000 *(Note 1)*	N/A
Ms. Kam Har YUE	Wo Kee Hong Limited	400	non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	non-voting deferred shares
	Forward International Corporation, Limited	34,335	non-voting deferred shares
	Stoneycroft Estates Limited	340,000	non-voting deferred shares

Note 1: Mr. Wing Sum LEE is deemed to be interested in the shares or equity interest as a result of his interest in the Company. Apart from these shares or equity interest, all other shares of the associated corporations held by the Directors as stated herein are personal interests.

(iv) Interest in contract or arrangement

(a) Stoneycroft Estates Limited and Ever Rising Investments Limited, both are wholly-owned subsidiaries of the Company, (altogether, "Owners") entered into a deed of mutual covenant and management agreement with Sumwell Property Management Limited ("SPML"), a company owned by Mr. Wing Sum LEE and Ms. Kam Har YUE. Pursuant to the agreement, Owners appointed SPML to be the manager for a term of 2 years from 29 December 1998 (renewable automatically thereafter) to undertake the management, operation, servicing, maintenance, repair, renovation and replacement of Wo Kee Hong Building. The agreement can be terminated by either the committee of the Owners or SPML by giving 3 months' prior notice. The total management fee paid to SPML in 2001 was approximately HK$417,000.

(b) Owners entered into service agreements with SPML in 2001. Pursuant to the service agreement signed in 2001, Owners appointed SPML to be the service company for a term of 1 year from 1 April 2001 for providing administrative and advisory services on the tenancy of Wo Kee Hong Building. The total amount of service fee paid to SPML in 2001 was approximately HK$18,000.

(c) Wo Kee Hong Electronics Sdn Bhd ("WKH Electronics"), a wholly-owned subsidiary of the Company, entered into a tenancy agreement with Classic Lane (M) Sdn, Bhd ("Classic Lane" – receivers and managers have been appointed since 19 October 2000), a company in which Mr. Wing Sum LEE has beneficial interests. Pursuant to the tenancy agreement, Classic Lane granted to WKH Electronics a tenancy in respect of 8th Floor, Menara Genesis, No. 33, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia, at a monthly rent of Ringgit Malaysia 5,250 and monthly facility charge of Ringgit Malaysia 3,500. The tenancy agreement is for a term of 3 years commencing from 1 September 1999 to 31 August 2002. The total amount of rent plus facility charge paid to Classic Lane in respect of this agreement in 2001 was Ringgit Malaysia 105,000.

(v) Interest in assets

(a) Acquisition of 45% interest in Mega Warehouse (B.V.I.) Limited and acquisition of 25% interest in ebuystore.com Limited

(i) On 21 September 2001, ebuystore.com (B.V.I.) Limited ("ebuystore BVI"), a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company as purchaser entered into a sale and purchase agreement with Racer Profits Limited ("Racer Profits"), a company incorporated in the British Virgin Islands and wholly-owned by Mr. Richard Man Fai LEE, as vendor relating to the purchase by ebuystore BVI

of 45% of the entire issued capital of Mega Warehouse (B.V.I.) Limited ("Mega"), a subsidiary of the Company at a consideration of HK$351 (equivalent to US$45). Mega is a company incorporated in British Virgin Islands with limited liability and was, prior to the date of the sale and purchase agreement, owned as to 55% by ebuystore BVI, and as to 45% by Racer Profits. Mega is principally engaged in investment holding with subsidiaries operating direct warehouse outlets.

(ii) On 21 September 2001, ebuystore BVI as assignee has also entered into a deed of assignment with Racer Profits as assignor for the assignment by Racer Profits in favour of ebuystore BVI a shareholder's loan due and owing from Mega to Racer Profits in the sum of HK$4,045,739 at a consideration of HK$1.00.

(iii) On 21 September 2001, ebuystore BVI as purchaser entered into a sale and purchase agreement with Rich Destiny Holdings Limited ("Rich Destiny"), a company incorporated in the British Virgin Islands and wholly-owned by Mr. Richard Man Fai LEE, as vendor relating to the purchase by ebuystore BVI of 25% of the entire issued capital of ebuystore.com Limited ("ebuystore") at a consideration of HK$195 (equivalent to US$25). ebuystore is a company incorporated in the British Virgin Islands with limited liability and was, prior to the date of the sale and purchase agreement, owned as to 75% by ebuystore BVI and as to 25% by Rich Destiny. ebuystore and its subsidiaries are principally engaged in the e-commerce business.

(iv) On 21 September 2001, ebuystore BVI as assignee has entered into a deed of assignment with Mr. Richard Man Fai LEE as assignor relating to the assignment by Mr. Richard Man Fai LEE in favour of ebuystore BVI a director's loan due and owing from ebuystore.com (H.K.) Limited ("ebuystore HK"), a company incorporated in Hong Kong and a wholly-owned subsidiary of ebuystore to Mr. Richard Man Fai LEE in the sum of HK$777,650 at a consideration of HK$1.00.

(b) Disposal of entire interest in Golden City Equities Limited

On 31 December 2001, Wo Kee Hong (B.V.I.) Limited ("WKH BVI"), a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company as vendor entered into a sale and purchase agreement with Mr. Wing Sum LEE, or the company wholly-owned by Mr. Wing Sum LEE as purchaser relating to the disposal by WKH BVI of the entire issued capital of Golden City Equities Limited, a company incorporated in the British Virgin Islands and an indirectly wholly owned subsidiary of the Company at a consideration of HK$1,300,000.

Save as disclosed herein:

(i) as at the Latest Practicable Date, none of the Directors of the chief executive of the Company has an interest in any equity or debt securities of the Company or any associated corporation (within the meaning of the SDI Ordinance) which is required to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which he or she is taken or deemed to have under Section 31 or Part I of the Schedule to the SDI Ordinance) or which is required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein or which is required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange;

(ii) as at the Latest Practicable Date, none of the Directors has any direct or indirect interest in any assets which have been, since 31 December 2000 (being the date to which the latest published audited consolidated financial statements of the Company were made up), acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group; and

(iii) as at the Latest Practicable Date, none of the Directors are materially interested in any contract or arrangement which was significant in relation to the business of the Group taken as a whole.

6. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the following interests of 10% or more in the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance:

Name	Number of ordinary shares of HK$0.10 each				Approximate % of the issued share capital as at the Latest Practicable Date
	Personal Interests	Family Interests	Corporate Interests	Total Interests	
Mr. Wing Sum LEE	616,636,752	-	128,014,060 *(Note)*	744,650,812	52.8%

Note: These shares are owned by Unit Cosmos International Limited, a company the entire issued share capital of which is owned by Mr. Wing Sum LEE.

Save as disclosed herein, no person has notified the Company that he has interests amounting to 10% or more of the issued share capital of the Company at the date of this circular pursuant to Section 16(1) of the SDI Ordinance.

7. MATERIAL CONTRACTS

(a) an agreement dated 21 September 2001 entered into between ebuystore BVI as purchaser and Racer Profits as vendor for the acquisition of 45% interest in Mega for a consideration of HK$351, details of which are set out in paragraph 5(v)(a)(i) of this Appendix;

(b) a deed of assignment dated 21 September 2001 entered into between Racer Profits and ebuystore BIV in respect of the assignment of a shareholder's loan due and owing from Mega to Racer Profits in the sum of HK$4,045,739 for a consideration of HK$1.00, details of which are set out in paragraph 5(v)(a)(ii) of this Appendix;

(c) an agreement dated 21 September 2001 entered into between ebuystore BVI as purchaser and Rich Destiny as vendor for the acquisition of 25% interest in ebuystore for a consideration of HK$195, details of which are set out in paragraph 5(v)(a)(iii) of this Appendix;

(d) a deed of assignment dated 21 September 2001 entered into between Mr. Richard Man Fai LEE and ebuystore BVI in respect of the assignment of a director's loan due and owing from ebuystore HK to Mr. Richard Man Fai LEE in the sum of HK$777,650 for a consideration of HK$1.00, details of which are set out in paragraph 5(v)(a)(iv) of this Appendix;

(e) an agreement dated 9 November 2001 entered into between the Company and Mitsubishi Heavy Industries ("MHI") relating to the settlement of the entire amount due from the Group to MHI;

(f) a deed of assignment dated 18 December 2001 entered into between Wo Kee Hong (Singapore) Pte Ltd., a wholly owned subsidiary of the Company as assignor and Eroklsir Auto Services Pte Ltd. as assignee, relating to the assignment of a property located at the Republic of Singapore for a consideration of S$7 million; and

(g) an agreement dated 31 December 2001 entered into between WKH BVI as vendor and Mr. Wing Sum LEE as purchaser for the sale of the entire issued share capital of Golden City Equities Limited for a consideration of HK$1,300,000 details of which are set out in paragraph 5(v)(b) of this Appendix; and

8. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2000, being the date to which the latest published audited accounts of the Group were made up.

9. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

10. SERVICE CONTRACTS

Mr. Barry John BUTTIFANT has entered into a director's service contract with the Company for a fixed term of 3 years commencing on 23 April 2001.

Save as disclosed above, none of the Directors has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

11. EXPERT

The following are the qualifications of the expert which has given its opinion or advice which is contained in this circular:

Name	Qualifications
Access Capital	Registered investment adviser and securities dealer

Access Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which it appears.

Access Capital also confirms that it does not have any shareholding in the Company or any of its subsidiaries or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

Access Capital also confirms that it does not have any interest, direct or indirect, in any assets which have been, since 31 December 2000 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

12. MISCELLANEOUS

1. The registered office of the Company is at Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda.

2. The principal place of business of the Company in Hong Kong is at 5th Floor, Loke Yew Building, 50-52 Queen's Road Central, Hong Kong.

3. The company secretary of the Company is Ms. Phyllis Ng, who is an associate member of The Institute of Chartered Secretaries and Administrators.

4. The branch share registrar of the Company in Hong Kong is Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

5. The expenses in connection with the Capital Reorganisation, the Rights Issue and Bonus Share Issue, including the financial advisory fee, underwriting commission, printing, registration, translation, legal and accounting charges, are estimated to amount to approximately HK$2.5 million and will be payable by the Company.

6. The English text of this circular shall prevail over the Chinese text in the case of inconsistency.

13. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the corporate head office of the Company in Hong Kong, at 10th Floor, Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong during normal business hours on any weekday (public holidays excepted) up to and including the date of SGM:

(i) the annual report of the Company for the two financial years ended 31 December 1999 and 2000;

(ii) the interim report of the Company for the six months ended 30 June 2001;

(iii) the memorandum of association and the bye-laws of the Company;

(iv) the letter of advice from Access Capital, the text of which is set out on pages 29 to 40 of this circular; and

(v) the material contracts referred to in paragraph 7 of this Appendix;

(vi) the service contract referred to in paragraph 10 of this Appendix;

(vii) the written consent referred to in paragraph 11 of this Appendix; and

(viii) the circular addressed to the Shareholders dated 20 February 2002.

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE is hereby given that a special general meeting of WO KEE HONG (HOLDINGS) LIMITED (the "Company") will be held on 9:00 a.m. at Shatin Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Friday, 15 March 2002 for the purpose of considering and, if thought fit, passing the following resolutions as special and ordinary resolutions:

SPECIAL RESOLUTIONS

1. "**THAT**, conditional upon : (i) the passing of Resolutions Number 4 and 5 as set out in the notice convening this meeting (of which this Resolution forms part); (ii) the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares of HK$0.01 each in the capital of the Company (the "Adjusted Shares"); and (iii) the publication of a notice of reduction of the share premium account and the authorised and issued share capital of the Company (collectively the "Capital Reductions") in Bermuda and the execution of a director's certificate confirming that on the date the Capital Reductions are to be effected, there are no reasonable grounds for believing that the Company is and after the Capital Reductions would be, unable to pay its liabilities as they become due,

    (A) with effect from 4:00 p.m. (Hong Kong time) from the business day following the date on which this resolution is passed (the "Effective Date"), the issued share capital of the Company be and is hereby reduced from HK$140,887,117.80 to HK$1,408,871.17 on the basis of 1,408,871,178 shares of HK$0.10 each (the "Shares") in issue as at the date of the passing of this Resolution, by the cancellation of HK$0.099 paid up capital on each issued Share (the "Capital Cancellation");

    (B) with effect from the Effective Date, the authorised share capital of the Company be reduced from HK$350,000,000 to HK$210,521,753.37 as a result of the Capital Cancellation;

(C) with effect from the Effective Date, the share premium amount of the Company be reduced by the amount of HK$343,542,000 and the directors of the Company be and are hereby authorised to transfer the amount of approximately HK$343,542,000 from the share premium account of the Company to the contributed surplus account of the Company and thereafter to apply such amount to set off against part of the accumulated loss of the Company as at 30 June 2001;

(D) the directors of the Company be and are hereby authorised to transfer the credit arising from the Capital Cancellation in the amount of approximately HK$139,478,000 to the contributed surplus account of the Company and thereafter to apply such amount to set off against the balance amount of accumulated loss of the Company as at 30 June 2001; and

(E) any one or more of the directors of the Company be and is hereby authorised generally to do all things appropriate to effect and implement any of the matters in Resolutions Number 1(A), 1(B), 1(C) and 1(D) as set out in the notice convening this meeting."

2. "**THAT**, the Bye-laws of the Company be and are hereby altered by deleting and replacing Bye-law 140(A) with the following new Bye-law 140(A) :

"The Company in general meeting may, upon recommendation of the Board, resolve to capitalise any part of the Company's reserves (including any contributed surplus account and also including any share premium account or other undistributable reserve, but subject to the provisions of the law with regard to unrealised profits) or undivided profits not required for the payment or provision of the dividend on any shares with a preferential right to dividend, and accordingly that such part be sub-divided amongst such members in such proportions as approved by the Board, whether in pro rata to all members or otherwise, on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures or other securities of the Company to be allotted and distributed credited as fully paid to and amongst such members in such proportion as approved the Board as aforesaid, or partly in one way and partly in the other; provided that for the purpose of this Bye-Law, any amount outstanding to the credit of share premium account may only be applied in the paying up of unissued shares to be issued to members as fully paid up shares.""

3. "**THAT**, conditional upon the passing of Resolution Number 7 as set out in the notice convening this meeting (of which this Resolution forms part) and with effect from the Effective Date, the share premium account of the Company be reduced by the

amount of not more than HK$4,300,384.71 and the directors of the Company be and are hereby authorised to transfer the amount of not more than HK$4,300,384.71 to the contributed surplus account of the Company and thereafter to apply such amount to pay up the Bonus Shares (as defined in Resolution Number 6 as set out in the notice convening this meeting (of which this Resolution forms part))."

ORDINARY RESOLUTIONS

4. "**THAT**, conditional upon : (i) the passing of Resolutions Number 1 and 5 as set out in the notice convening this meeting (of which this Resolution forms part); and (ii) the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the Adjusted Shares; and (iii) the publication of a notice of the Capital Reductions in Bermuda and the execution of a director's certificate confirming that on the date the Capital Reductions are to be effected, there are no reasonable grounds for believing that the Company is and after the Capital Reductions would be, unable to pay its liabilities as they become due,

    (A) with effect from the Effective Date, all the issued shares of HK$0.001 each (the "Reduced Shares") in the capital of the Company be consolidated on the basis of every 10 issued Reduced Shares being consolidated into one Adjusted Share; and

    (B) any one or more of the directors of the Company be and is hereby authorised generally to do all thing appropriate to effect and implement any of the matters in Resolution Number 4(A) as set out in the notice convening this meeting."

5. "**THAT**, conditional upon : (i) the passing of Resolutions Number 1 and 4 as set out in the notice convening this meeting (of which this Resolution forms part); and (ii) the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the Adjusted Shares; and (iii) the publication of a notice of the Capital Reductions in Bermuda and the execution of a director's certificate confirming that on the date the Capital Reductions are to be effected, there are no reasonable grounds for believing that the Company is and after the Capital Reductions would be, unable to pay its liabilities as they become due,

    (A) with effect from the Effective Date, each Share in the authorised and unissued share capital of the Company will be subdivided into 10 Adjusted Shares; and

    (B) any one or more of the directors of the Company be and is hereby authorised generally to do all thing appropriate to effect and implement any of the matters in Resolution Number 5(A) as set out in the notice convening this meeting."

6. "**THAT**, conditional upon the passing of Resolutions Number 2, 3 and 7 as set out in the notice convening this meeting (of which this Resolution forms part), the allotment and issue by way of a rights issue of not less than 140,887,117 Adjusted Shares and not more than 143,346,157 Adjusted Shares (the "Rights Shares") with not less than 422,661,351 Adjusted Shares and not more than 430,038,471 Adjusted Shares credited as fully paid (the "Bonus Shares") to be issued to the first registered holders of the Rights Shares to shareholders of the Company whose addresses are in Hong Kong as shown on the register of members of the Company as at 15 March 2002 (the "Qualifying Shareholders") (i) on the basis of one Rights Share for every one Adjusted Share then held by the Qualifying Shareholders with three Bonus Shares for every Rights Share; and (ii) on and subject to the terms and conditions set out in a rights issue prospectus, the provisional allotment letter and the excess application forms for the Rights Shares, all of which are to be dated 15 March 2002 (together the "Rights Issue Documents") (the "Proposed Rights Issue") and to be sent to the Qualifying Shareholders, such terms and conditions have been set out in a circular dated 20 February 2002 (the "Circular"), of which the notice convening this meeting forms part, copies of the Rights Issue Documents and the Circular have been submitted to the meeting marked "A" and signed by the Chairman of this meeting for the purpose of identification, be and is hereby approved and the directors of the Company be and are hereby authorised to issue and allot such Rights Shares and Bonus Shares on and subject to the terms and conditions set out in the Rights Issue Documents."

7. "**THAT**, conditional upon the passing of Resolutions Number 2, 3 and 6 as set out in the notice convening this meeting (of which this Resolution forms part), the directors of the Company be and are hereby authorised to apply an amount of not more than HK$4,300,384.71 standing in the credit of the contributed surplus account to credit the Bonus Shares to be allotted and issued pursuant to the Proposed Rights Issue as fully paid up Adjusted Shares in the capital of the Company."

8. "**THAT**,

   (A) subject to Resolution 8(B) below, the directors of the Company be hereby generally and unconditionally authorised to exercise during the Relevant Period (as that term is defined below) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements, and options (including warrants, bonds and debentures, notes and any securities which carry rights to subscribe for or are convertible into ordinary shares of the Company) which would or might require the exercise of any of such powers during or after the end of the Relevant Period;

(B) the aggregate nominal amount of the shares allotted, issued or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued or otherwise dealt with (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in Resolution 8(A) above, other than pursuant to (i) a Rights Issue (as that term is defined below); or (ii) an issue of ordinary shares of the Company upon the exercise of rights of subscription or conversion under the terms of any warrants of the company or any securities which are convertible into ordinary shares of the Company; or (iii) an issue of ordinary shares of the Company by way of script dividend pursuant to the Bye-laws of the Company from time to time; or (iv) the exercise of any option granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or its subsidiaries, of options to subscribe for, or rights to acquire, shares of the Company, shall not in total exceed either:

(i) 20% of the aggregate nominal amount of the share capital of the Company in issue as enlarged by the Rights Shares and the Bonus Shares to be issued and allotted upon completion of the Proposed Rights Issue; or

(ii) in the event that the Proposed Rights Issue lapses, 20% of the aggregate nominal value of the share capital of the Company in issue on the Effective Date; and

(C) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; or

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company, or any applicable laws, to be held; and

"Rights Issue" means an offer of shares for subscription open for a fixed period by the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

9. "**THAT,**

(A) the directors of the Company be hereby generally and unconditionally authorised to exercise during the Relevant Period (as that term is defined below) all the powers of the Company to purchase its shares in the capital of the Company, subject to and in accordance with the applicable laws;

(B) the aggregate nominal amount of the shares which may be purchased pursuant to the approval in Resolution 9(A) above shall not in total exceed either:

(i) 10% of the aggregate nominal amount of the share capital of the Company in issue as enlarged by the Rights Shares and the Bonus Shares; or

(ii) in the event that the Proposed Rights Issue lapses, 10% of the aggregate nominal value of the share capital of the Company in issue on the Effective Date; and

(C) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; or

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company, or any applicable laws, to be held."

10. "**THAT**, conditional upon the Resolutions Number 8 and 9 contained in the notice convening this meeting (of which this Resolution forms part) being approved, the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and in accordance with the Resolution Number 9 shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with Resolution Number 8."

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, 20 February 2002

Registered office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal office in Hong Kong:
5th Floor
Loke Yew Building
50-52 Queen's Road Central
Hong Kong

Notes:

(1) Any member of the Company entitled to attend and vote at the special general meeting is entitled to appoint one or more proxies to attend and subject to the provisions of the bye-laws of the Company, vote instead of him. A proxy need not be a member of the Company.

(2) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited with the Company's branch share registrar in Hong Kong, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong in accordance with the instructions printed thereon as soon as possible but in any event not less than 48 hours before the time of the special general meeting, or any adjournment thereof.

(3) Where there are joint registered holders of any Shares, any one of such persons may vote at the special general meeting, either personally or by proxy, in respect of Shares as if he/she were solely entitled thereto, but if more than one of such joint holders be present at the special general meeting personally or by proxy, that one of the said person so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

(4) The delivering of an instrument appointing a proxy shall not preclude a member of the Company from attending and voting in person at the meeting or on the poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

(5) A form of proxy for use in connection with the special general meeting is enclosed.

此乃要件 請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下之所有和記行(集團)有限公司股份，應立即將本通函連同隨附之代表委任表格交予買主或受讓人，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

本通函乃寄予本公司股東以提供有關本公司將於二零零二年三月十五日(星期五)舉行股東特別大會之資料。本通函並非亦不構成且無意作為購買本公司股份或其他證券之要約。

香港聯合交易所有限公司及香港中央結算有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

股本重組建議
供股及紅股發行建議
修訂細則建議
及
發行新證券及購回股份之
一般授權建議

和記行(集團)有限公司之財務顧問

滙富融資有限公司

包銷商

滙富証券有限公司

獨立董事委員會之
獨立財務顧問

卓怡融資有限公司

謹請注意，倘於接納及支付供股股份最後一日後第三個營業日(預期為二零零二年四月十日(星期三))下午五時前任何時間內形成、發生或存在以下事項或以下事項生效，則包銷商可向本公司發出書面通知終止包銷協議所載之安排：(甲)香港或本集團任何成員公司經營業務所在之其他地方之法院或其他主管當局推行任何新法例或法規，或現有法例或法規(或其詮釋或應用)之變動；或(乙)本地、全國或國際金融、政治、軍事、工業、經濟、貨幣(不論是否與前述任何事項屬同類)或市況變動或任何事件或連串事件導致或可能導致上述變動；或(丙)本地、全國或國際證券市況出現任何變動(包括但不限於聯交所因特殊金融情況或其他方面而對證券買賣實施全面禁售、暫停或重大限制)；且(1)對本公司或本集團或供股已經或將會造成重大不利影響；或(2)對或將會對供股之成效或接納供股之程度具有重大不利影響；或(3)使本公司進行供股屬不智或不宜。終止通知發出後，包銷商於包銷協議項下之所有責任將予終止，而任何一方概不可向任何他方就有關或關於包銷協議所產生之任何事項索償，惟本公司仍須負責向包銷商支付包銷協議各訂約方當時協定之有關費用。倘包銷商行使該項權利，供股將不會進行。包銷商終止權利之詳情載於本通函第20至21頁董事會函件「包銷安排」一節。

務請注意，現有股份將由二零零二年三月八日(星期五)起以除權方式買賣。供股股份將由二零零二年三月十九日(星期二)至二零零二年三月二十八日(星期四)(包括首尾兩天)期間以未繳股款形式買賣。擬於二零零二年三月十九日(星期二)至二零零二年三月二十八日(星期四)(包括首尾兩日)期間出售或購買其股份及／或未繳股款供股股份之任何股東或其他人士如對其情況有任何疑問應諮詢彼等之專業顧問。任何股東或其他人士擬由現時至所有該等供股條件達成之日(即二零零二年四月十日(星期三)包銷商於包銷協議項下之權利終止之日)買賣股份，以及任何人士於二零零二年三月十九日(星期二)至二零零二年三月二十八日(星期四)期間內買賣未繳股款供股股份，須承擔供股可能不會成為無條件及可能不會進行之風險。

本公司謹訂於二零零二年三月十五日(星期五)上午九時正假座香港新界荃灣荃華街3號九龍悅來酒店30樓沙田廳舉行股東特別大會，大會通告載於本通函第59至第65頁。無論 閣下擬否親自出席股東特別大會，務請盡快將代表委任表格按表格上所列之指示填妥及於股東特別大會舉行時間48小時前交回本公司於香港之股份過戶登記分處標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓。 閣下填妥及交回代表委任表格後，屆時仍可親自出席股東特別大會並於會上投票。

* *僅供識別*

二零零二年二月二十日

目 錄

頁次

目　錄

頁次

不可抗力

謹請注意，倘於接納及支付供股股份最後一日後第三個營業日（預期為二零零二年四月十日（星期三））下午五時前任何時間內形成、發生或存在以下事項或以下事項生效，則包銷商可向本公司發出書面通知終止包銷協議所載之安排：

(a) 香港或本集團任何成員公司經營業務所在之其他地方之法院或其他主管當局推行任何新法例或法規，或現有法例或法規（或其詮釋或應用）之變動；或

(b) 本地、全國或國際金融、政治、軍事、工業、經濟、貨幣（不論是否與前述任何事項屬同類）或市況變動或任何事件或連串事件導致或可能導致上述變動；或

(c) 本地、全國或國際證券市況出現任何變動（包括但不限於聯交所因特殊金融情況或其他方面而對證券買賣實施全面禁售、暫停或重大限制）；

且：

(1) 對本公司或本集團或供股已經或將會造成重大不利影響；或

(2) 對或將會對供股之成效或接納供股之程度具有重大不利影響；或

(3) 使本公司進行供股屬不智或不宜。

終止通知發出後，包銷商於包銷協議項下之所有責任將予終止，而任何一方概不可向任何他方就有關或關於包銷協議所產生之任何事項索償，惟本公司仍須負責向包銷商支付包銷協議各訂約方當時協定之有關費用。倘包銷商行使該項權利，供股將不會進行。

二零零二年

以連權形式買賣現有股份之最後交易日	三月七日(星期四)
開始以除權形式買賣現有股份	三月八日(星期五)
呈交現有股份過戶文件以符合供股及紅股發行資格之截止時間	三月十一日(星期一)下午四時
暫停辦理股東登記手續(包括首尾兩日)	三月十二日(星期二)至三月十五日(星期五)
交回股東特別大會代表委任表格之截止時間	三月十三日(星期三)上午九時
股東特別大會召開日期	三月十五日(星期五)上午九時
記錄日期	三月十五日(星期五)
寄發供股章程、暫定配發通知書及額外供股股份申請表格	三月十五日(星期五)
股本重組之生效日期	三月十五日(星期五)下午四時
恢復辦理股東登記手續	三月十八日(星期一)
開始現有股票免費交換經調整股份新股票之日期	三月十八日(星期一)
開始以每手200股經調整股份(以現有股票形式)之臨時版面買賣	三月十八日(星期一)上午十時
暫停現有股份之現有版面買賣	三月十八日(星期一)上午十時
買賣未繳股款供股股份首日	三月十九日(星期二)
分拆未繳股款供股股份最後限期	三月二十五日(星期一)下午四時
買賣未繳股款供股股份最後日期	三月二十八日(星期四)

預期時間表

二零零二年

恢復以每手2,000股經調整股份(以新股票形式)
之現有版面買賣 .... 四月三日(星期三)上午十時

開始經調整股份(以新及現有股票形式)
並行買賣 .... 四月三日(星期三)上午十時

指定經紀開始於市場上提供對盤服務 .... 四月三日(星期三)上午十時

接納供股及支付股款最後限期 .... 四月四日(星期四)下午四時

供股成為無條件之最後限期.................. 四月十日(星期三)下午五時

於報章公佈供股之結果 ....四月十一日(星期四)

開始寄發全部或部份不獲接納之
額外供股股份申請退款支票之日期 .... 四月十一日(星期四)或之前

開始寄發繳足股款供股股份及
紅股之股票日期 .... 四月十一日(星期四)或之前

開始買賣繳足股款供股股份及紅股 ....四月十五日(星期一)

以每手200股經調整股份(以現有股票形式)
之臨時版面買賣結束.....................四月二十五日(星期四)下午四時

經調整股份(以新及現有股票形式)
並行買賣結束...........................四月二十五日(星期四)下午四時

指定經紀停止於
市場上提供對盤服務.....................四月二十五日(星期四)下午四時

現有股票免費交換新股票結束 ....四月三十日(星期二)

於本通函(股東特別大會通告除外)內，下列詞語具有以下涵義：

「接納日期」	指	二零零二年四月四日(星期四)，或包銷商與本公司書面同意就接納供股股份及支付股款之其他限期
「卓怡融資」	指	卓怡融資有限公司，根據香港法例第333章證券條例註冊之投資顧問兼證券商
「經調整股份」	指	本公司於股份拆細及股份合併生效時增設其股本中每股面值0.01港元之股份
「聯繫人士」	指	上市規則賦予之涵義
「累積虧損」	指	本公司截至二零零一年六月三十日之未經審核中期賬目之累積虧損全數金額約483,020,000港元
「紅股」	指	根據紅股發行將予發行不少於422,661,351股經調整股份而不超過430,188,471股經調整股份
「董事會」	指	董事會
「紅股發行」	指	向首名供股股份之登記持有人按每股供股股份獲發3股紅股之基準發行新經調整股份
「營業日」	指	銀行一般營業日(星期六除外)
「削減股本」	指	建議削減繳足股本及透過註銷每股已發行股份之0.099港元之繳足股本將每股已發行股份面值由0.10港元減至0.001港元、建議將本公司

		之法定股本由350,000,000港元減至210,521,753.37港元以及建議將股份溢價賬由約725,993,000港元減至約382,451,000港元以抵銷部份累積虧損
「股本重組」	指	削減股本、股份拆細、股份合併、運用股份溢價賬中約343,542,000港元金額之貸項及因註銷每股已發行股份之0.099港元之繳足股本而產生約139,478,000港元之貸項以註銷累積虧損
「中央結算系統」	指	由香港結算設立及管理的中央結算及交收系統
「守則」	指	香港公司收購及合併守則
「公司法」	指	百慕達一九八一年公司法(經修訂)
「本公司」	指	和記行(集團)有限公司，於百慕達註冊成立之獲豁免有限公司，其普通股於聯交所上市
「控權股東」	指	李永森先生、李文輝先生、余金霞女士、李文彬先生、Fisherman Enterprises Inc.及Unit Cosmo International Limited，連同彼等之聯繫人士
「董事」	指	本公司董事
「一般授權」	指	發售新股授權及購回授權
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「香港結算」	指	香港中央結算有限公司

「獨立董事委員會」	指	由獨立非執行董事陳文生先生及李卓民先生組成之獨立董事委員會，就供股建議(包括連同紅股發行之發行紅股)提供意見
「獨立股東」	指	控權股東以外之股東
「發行價」	指	每股供股股份0.35港元之發行價
「滙富融資」	指	滙富融資有限公司，根據香港法例第333章證券條例註冊之投資顧問，為包銷商之同集團附屬公司以及本公司之財務顧問
「滙富証券」或「包銷商」	指	滙富証券有限公司，根據公司條例在香港註冊成立之有限公司，並為根據香港法例第333章證券條例於證券及期貨事務監察委員會註冊之證券交易商，亦為滙富融資之同集團附屬公司
「最後實際可行日期」	指	二零零二年二月十五日(星期五)，即本通函付印前就確定本通函所載若干資料之最後實際可行日期
「上市規例」	指	聯交所證券上市規則
「澳門」	指	中國澳門特別行政區
「發售新股授權」	指	股東特別大會擬授予董事之一般及無條件授權，以行使本公司一切權力，配發、發行及以其他方式處置經調整股份
「公司條例」	指	香港法例第32章公司條例

「海外股東」	指	於記錄日期營業時間結束時名列本公司股東名冊且於本公司名冊上登記地址位於香港以外地區之股東
「中國」	指	中華人民共和國，就本通函而言，不包括香港、澳門特別行政區及台灣
「供股章程」	指	本公司將就供股刊發之供股章程
「合資格股東」	指	於記錄日期營業時間結束時名列本公司股東名冊之股東(海外股東除外)
「記錄日期」	指	二零零二年三月十五日(星期五)，釐定供股配額之參考記錄日期
「已削減股份」	指	將已發行股份之面值由每股0.10港元減至0.001港元後惟在股份合併前本公司股本中每股面值0.001港元之股份
「購回授權」	指	股東特別大會擬授予董事之一般及無條件授權，以行使本公司一切權力，購回本公司證券
「供股」	指	以發行價按於記錄日期所持每股經調整股份獲發一股供股股份，以及每股繳足股款供股股份獲發3股紅股之比例發行供股股份
「供股文件」	指	供股章程、暫定配發通知書及額外供股股份申請表格
「供股股份」	指	不少於140,887,117股經調整股份而不超過143,396,157股經調整股份

「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「股東特別大會」	指	本公司將於二零零二年三月十五日(星期五)上午九時正假座香港新界荃灣荃華街3號九龍悅來酒店30樓沙田廳召開之股東特別大會,以考慮並酌情通過(其中包括)有關股本重組、供股及紅股發行及一般授權之決議案
「股份」	指	股本重組生效前本公司股本中每股面值0.10港元之股份
「股東」	指	股份持有人或經調整股份之持有人(視情況而定)
「股份合併」	指	每10股每股面值0.001港元之已削減股份合併為1股經調整股份
「購股權」	指	根據本公司分別於一九九一年六月二十二日及二零零一年六月二十八日採納之購股權計劃所授出或將予授出之購股權
「股份溢價賬」	指	本公司於二零零一年六月三十日之股份溢價賬
「股份拆細」	指	每股法定及未發行之股份分拆為10股經調整股份
「聯交所」	指	香港聯合交易所有限公司
「包銷協議」	指	本公司、控權股東及包銷商於二零零二年一月三十日就供股訂立之包銷協議
「港元」	指	香港法定貨幣港元
「%」	指	百分比

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

執行董事:
李永森 *(主席)*
李文輝
(副主席兼行政總裁)
Barry John BUTTIFANT *(董事總經理)*
孫志冲
李文彬

非執行董事:
余金霞

獨立非執行董事:
陳文生
李卓民

註冊辦事處:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

香港主要營業地點:
香港
皇后大道中50-52號
陸佑行5樓

敬啟者:

股本重組建議
供股及紅股發行建議
修訂細則建議
及
發行新證券及購回股份之
一般授權建議

緒言

於二零零二年二月一日,董事會宣佈本公司有意推行有關供股東批准股本重組以及供獨立股東批准供股及紅股發行之建議。

滙富融資已獲委任為本公司之財務顧問而滙富証券已獲委任為供股之包銷商。卓怡融資已獲委任為獨立董事委員會之獨立財務顧問。滙富融資、滙富証

* *僅供識別*

券及卓怡融資各為獨立第三方，與本公司或其任何附屬公司之董事、主要行政人員或主要股東或彼等任何各自聯繫人士概無關連。

本通函旨在向　閣下提供有關(其中包括)股本重組、供股及紅股發行及一般授權之進一步資料，並載述獨立董事委員會經考慮過卓怡融資意見後就供股向獨立股東提供之推薦意見，以及通知　閣下召開股東特別大會，會上將審議及酌情批准股本重組、供股及紅股發行及授予一般授權。

根據上市規則，供股及紅股發行需要獲得獨立股東之批准。控權股東將於股東特別大會上就批准供股及紅股發行之決議案棄權投票。

股本重組

股本重組建議

董事建議進行股本重組，據此：

(i) 已發行股份之繳足股本及面值將透過註銷每股已發行股份之0.099港元繳足股本而由0.10港元削減至0.001港元；

(ii) 每股法定但未發行股份將拆細為10股每股面值0.01港元之經調整股份；

(iii) 每10股已發行之已削減股份將合併為1股已發行經調整股份；

(iv) 因註銷每股已發行股份之0.099港元之繳足股本而產生之貸項約139,478,000港元將轉撥至實繳資本盈餘賬並全部用以抵銷部份累積虧損；及

(v) 股份溢價賬之貸項約343,542,000港元將轉撥至實繳資本盈餘賬並用以抵銷累積虧損之結餘。

股本重組之影響

(1) 本公司之現有法定股本為350,000,000港元，分為3,500,000,000股每股面值0.10港元之股份，其中1,408,871,178股股份經已發行及入賬列作繳足。根據股本重組建議，每股已發行股份之面值將由0.10港元減至0.001港元，而本公司之繳足普通股本亦將因而削減約139,478,000港元。削減股本將產生約139,478,000港元之貸項，其將全部用以抵銷部份累積虧損。

(2) 於二零零一年六月三十日，本公司錄得約483,020,000港元之累積虧損，而股份溢價賬之結存約為725,993,000港元。由於因削減股本而產生之進賬約139,478,000港元不足以抵銷所有累積虧損，因此股份溢價賬中約343,542,000港元貸項將用以抵銷其餘累積虧損。

股本重組之影響概述如下：

	股本重組前	削減股本、拆細及股份合併後
每股面值	0.10港元	0.01港元
法定股份數目	3,500,000,000	21,052,175,337
法定股本（港元）	350,000,000	210,521,753.37
已發行股份數目	1,408,871,178	140,887,117
已發行及繳足股本（港元）	140,887,117.8	1,408,871.17
未發行股份數目	2,091,128,822	20,911,288,220
未發行股本（港元）	209,112,882.2	209,112,882.2

除就股本重組所招致之開支外，進行股本重組本身將不會改變本公司之相關資產、業務運作、管理層及財務狀況或股東之利益。董事會相信，股本重組將不會對本集團之財政狀況構成重大不利影響且符合本公司及其股東之利益。因此，董事會將建議股東於股東特別大會上批准股本重組。概不會因股本重組及削減股本而引致資本損失，而股本削減將不會涉及本公司任何未繳股本之任何負債減值或股東須繳付任何繳足股本。

股本重組之理由

董事相信股本重組對本公司及股東整體有利。基於過往年間之經營虧損所造成之大額累積虧損結餘，故本公司目前並無可供分派儲備。於二零零一年六月三十日，累積虧損約為483,020,000港元。董事認為股本重組可讓本公司較早能宣派股息予股東（較以日後產生之溢利抵銷累積虧損方式更快）。

股本重組之條件

股本重組須待（其中包括）下列條件達成後方能作實：

(1) 股東於股東特別大會上通過有關批准股本重組建議之特別決議案及普通決議案；

(2) 聯交所批准經調整股份上市及買賣；及

(3) 根據公司法在百慕達刊發有關進行削減股本之通告，並由董事簽立證明，確認於削減股本生效之日起並無及於削減股本後將無合理理由相信本公司於其負債到期時無力償還該等債項。

股本重組毋須待供股完成後方能作實。

經調整股份免費交換及並行買賣安排

待股本重組生效（預期於二零零二年三月十五日（星期五）下午四時）後，預期買賣經調整股份之建議安排如下：

(1) 由二零零二年三月十八日（星期一）起，買賣現有股份之現有版面將暫時關閉並將開設供以每手200股經調整股份買賣經調整股份（以現有股份股票形式）之臨時版面。因此，10股現有股份將代表1股經調整股份。現有股份股票僅可於該臨時版面買賣；

(2) 由二零零二年四月三日（星期三）起，現有版面將重開，供買賣每手2,000股經調整股份（以新股股票之形式）。僅經調整股份之新股份股票將於該版面買賣；

(3) 由二零零二年四月三日（星期三）至二零零二年四月二十五日（星期四）（包括首尾兩日）期間，現有及臨時版面將進行並行買賣。任何零碎經調整股份將予合併並由本公司出售及保留。為減輕因股份合併產生零碎經調整股份而引致之不便，本公司已同意促使南華證券有限公司於二零零二年四月三日（星期三）至二零零二年四月二十五日（星期四）（包括首尾兩日）期間於市場上盡力提供經調整股份之零碎股作對盤服務。零碎經調整股份欲以先舊後新方式補足至2,000手經調整股份之持有人可於二零零二年四月三日（星期三）至二零零二年四月二十五日（星期四）（包括首尾兩日）期間以電話(852) 2971 0073聯絡南華證券投資有限公司之陳仲明先生，地址為香港中環花園道1號中銀大廈28樓。零碎經調整股份之持有人謹請注意，買賣零碎經調整股份之對盤並無獲保證；及

(4) 由二零零二年四月二十六日（星期五）起，買賣僅限每手2,000股經調整股份（以藍色新股份股票之形式）而以每手200股經調整股份（以黃色現有股份股票之形式）之臨時版面將於二零零二年四月二十五日（星期四）買賣後關閉。

買賣以現有股份股票代表之經調整股份將於二零零二年四月二十五日(星期四)營業時間結束後終止。股份之現有股份股票僅直至二零零二年四月二十五(星期四)止可作有效交付及結算，而自此之後並**不會接納作買賣用途**。

本公司將發行經調整股份之新股份股票(藍色)，以便與現有股份股票(黃色)有所區分。儘管如此，現有股份股票將繼續為合法所有權之有效憑證，並可隨時轉換為經調整股份股票。

股東務請盡快於二零零二年三月十八日(星期一)或之後將其現有股份股票轉換為經調整股份之新股份股票。股票若在二零零二年四月三十日(星期二)或之前送交本公司在香港之股份過戶登記分處標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)，可獲免費辦理。此後，現有股份之股票須於支付每張股票2.50港元(或聯交所不時批准之較高金額)之費用後，方可將現有股份股票轉換為就經調整股份發行之新股票。股東將有權以其名義登記之現有股份彙集，以便取得每手2,000股經調整股份之新股票。

預期經調整股份之新股份股票將於現有股份股票遞交之日起十個營業日或之後可供領取。倘股東可於二零零二年三月十八日(星期一)上午九時至下午四時遞交現有股份之股票，預期經調整股份股票之新股票將會於二零零二年四月三日(星期三)可供領取。除非另有指示，經調整股份之新股票將會以每手2,000經調整股份發行。

供股

發行統計數字

供股之基準：	合資格股東於記錄日期每持有1股經調整股份可獲配1股供股股份
現有已發行股份之數目：	1,408,871,178股股份或(於董事以外之購股權持有人全數行使所持之購股權後)1,433,461,578股股份 *(附註)*
已發行經調整股份之數目(假設股本重組生效)：	140,887,117股經調整股份或(於董事以外之購股權持有人全數行使所持之購股權後)143,346,157股經調整股份 *(附註)*

供股股份之數目(根據已發行經調整股份之數目):	不少於140,887,117股供股股份及不多於143,346,157股供股股份
供股股份之發行價:	每股0.35港元
紅股之數目:	不少於422,661,351股經調整股份及不多於430,038,471股將發行(按每股供股股份獲發3股紅股之基準)予首名供股股份登記持有人之經調整股份

附註: 於本通函刊發之日,尚未行使之購股權可認購合共213,470,400股股份。於購股權持有人當中,董事李永森先生、李文輝先生、Barry John BUTTIFANT先生、孫志冲先生、余金霞女士及李文彬先生合共可認購188,880,000股股份,彼等已向本公司作出不可撤回之承諾,不會在接納日期或之前行使各自之購股權。

合資格股東

本公司僅會向合資格股東寄發暫定配發通知書及額外供股股份申請表格。

為符合供股資格,股東必須:

- 於記錄日期已登記為本公司股東;及
- 於記錄日期在本公司股東名冊上記錄之地址乃位於香港。

為了可於記錄日期登記為本公司股東,股東須於二零零二年三月十一日(星期一)下午四時前將股份過戶文件(連同有關股票)送達本公司在香港之股份過戶登記分處標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)辦理股份過戶登記手續。

暫停辦理過戶登記手續

本公司將於二零零二年三月十二日(星期二)至二零零二年三月十五日(星期五)(包括首尾兩日)暫停辦理股東登記。期間將不會辦理股份過戶手續。

供股股份之發行價

倘合資格股東接納有關暫定配發供股股份或申請認購額外供股股份，或倘未繳股款供股股份受讓人申請認購供股股份，須繳足每股供股股份之認購價0.35港元。

發行價乃由本公司及包銷商按公平磋商原則協訂。

以下為發行價與股份之成交價及理論除權價(並無計及紅股)之對照簡表：

	股本重組前	股本重組生效後
發行價	0.035港元	0.350港元
A. 股份於二零零二年一月三十日(股份暫停買賣前之最後交易日)之收市價	0.055港元	0.550港元
相較收市價之折讓	36.4%	36.4%
B. 股份暫停買賣前十個交易日之平均收市價	0.065港元	0.650港元
相較十日平均收市價之折讓	46.2%	46.2%
C. 理論除權價(並無計及紅股)	0.045港元	0.450港元
相較理論除權價之折讓	22.2%	22.2%
D. 股份於最後實際可行日期之收市價	0.025港元	0.250港元
相較收市價之溢價	40.0%	40.0%

附註： 供股之發行價為0.350港元，因此股本重組前供股之理論發行價為0.035港元(0.350港元除以10)。

由於每股供股股份附帶享有3股紅股之配額，故每股供股股份之實際發行價約0.088港元。以下為實際發行價與股份之成交價及理論除權價(已計及紅股)之對照簡表：

	股本重組前	股本重組生效後
實際發行價	0.009港元	0.088港元
A. 股份於二零零二年一月三十日(股份暫停買賣前之最後交易日)之收市價	0.055港元	0.550港元
相較收市價之折讓	84.1%	84.1%
B. 股份暫停買賣前十個交易日之平均收市價	0.065港元	0.650港元
相較十日平均收市價之折讓	86.5%	86.5%
C. 理論除權價(已計及紅股)	0.018港元	0.180港元
相較理論除權價之折讓	51. 4%	51.4%
D. 股份於最後實際可行日期之收市價	0.025港元	0.250港元
相較收市價之折讓	65.0%	65.0%

附註： 供股之實際發行價約為0.088港元，因此股本重組前供股之理論實際發行價約為0.009港元(0.088港元除以10)。

暫定配發之基準

合資格股東於記錄日期每持有1股經調整股份可獲配發1股供股股份。

供股股份及紅股之地位

供股股份及紅股於配發及繳足股款後，與屆時經調整股份享有同等地位，而該等供股股份之持有人有權收取於配發供股股份及紅股日期後所宣派、作出或派付之所有未來股息及分派。

供股股份及紅股之股票

待達成供股之條件後，預期所有繳足股款供股股份及紅股之股票將於二零零二年四月十一日(星期四)或該日前寄發予已接納及已申請(倘適用)，及已支付供股股份之人士，郵誤風險由彼等承擔。

海外股東權利

就供股發出之文件將不會按香港及百慕達以外任何司法權區之適用證券法註冊或存檔。海外股東將不會獲暫定配發供股股份。本公司將向海外股東送交供股章程，但僅作參考而已，惟不會向海外股東送交暫定配發通知書或額外供股股份申請表格。

倘可取得溢價(扣除開支後)，本公司將於未繳股款之供股股份開始買賣後儘快安排原應暫定配發予海外股東之供股股份以其未繳股款之形式在市場出售。是項出售所得之款項扣除開支後為數100港元或以上，將以港元支付予有關之海外股東。少於100港元之個別款額則撥歸本公司。

申請額外供股股份

合資格股東有權申請海外股東任何未售之配額及暫定配發但未獲接納或未繳股款供股股份之承讓人認購之任何供股股份。根據額外供股股份申請所發行之繳足股款供股股份，亦將按每一股供股股份發行三股紅股之比例與紅股一併發行。

若申請額外供股股份，可以填妥適用申請表格，並將該表格聯同有關申請認購額外供股股份之股款一併遞交。董事將酌情以公平合理原則配發額外供股股份，但將優先處理將碎股補足整數買賣單位之申請。

上市及買賣

本公司將向聯交所上市委員會申請批准經調整股份、供股股份(以其未繳股款及繳足股款形式)及紅股以及行使購股權所附認購權時須予發行之經調整股份上市及買賣。

本公司股本之任何部份概無於聯交所以外之任何證券交易所上市或買賣，且目前並無或計劃或尋求申請股份於任何其他證券交易所上市或買賣。

待經調整股份及供股股份(以未繳股款及繳足股款形式)獲聯交所批准上市及買賣後，未繳股款及繳足股款之經調整股份及供股股份將獲香港結算接納為合資格證券，自未繳股款及繳足股款之經調整股份及供股股份於聯交所開始買賣之日或香港結算可能決定之其他日期起，在中央結算系統內寄存、結算及交收。聯交所參與者間於任何一個交易日所進行之交易，須於其後第二個交易日在中央結算系統內交收。中央結算系統內之一切活動均須遵照中央結算系統不時有效之一般規則及運作程序進行。

買賣於本公司香港過戶分處登記之未繳股款及繳足股款供股股份須繳付香港印花稅。

就於聯交所進行買賣而言，未繳股款及繳足股款之供股股份每手買賣單位將為2,000股股份，與現時於聯交所買賣之股份之每手買賣單位相同。

預期繳足股款供股股份將於二零零二年四月十五日(星期一)開始買賣。

包銷安排

包銷協議

日期：	二零零二年一月三十日
包銷商：	滙富証券有限公司
包銷供股股份數目：	不少於60,750,189股供股股份但不多於63,209,229股供股股份
佣金：	包銷商所包銷之供股股份之發行價總額之2.5%

控權股東之承諾

截至最後實際可行日期，控權股東連同彼等各自之聯繫人士實益或將實益擁有合共801,369,291股股份或相當於股本重組生效後之80,136,928股經調整股份，佔本公司已發行股本約56.88%。各控權股東已向本公司作出不可撤回承諾接納及認購或促使接納及認購全數合共80,136,928股供股股份，佔供股暫定配發予控權股東連同彼等之聯繫人士之供股股份總數約56.88%。

董事之承諾

截至最後實際可行日期，尚有未行使之購股權可認購合共213,470,400股股份。李永森先生、李文輝先生、Barry John BUTTIFANT先生、孫志冲先生、余金霞女士及李文彬先生作為董事及購股權持有人所持有之購股權合共可認購188,880,000股股份，彼等已向本公司作出不可撤回之承諾，不會在接納日期或之前行使各自之購股權所附之認購權。

終止包銷協議

倘於接納及支付供股股份最後一日後第三個營業日(預期為二零零二年四月十日(星期三))下午五時前任何時間內形成、發生或存在以下事項或以下事

項生效，則包銷商可向本公司發出書面通知終止包銷協議所載之安排：

(a) 香港或本集團成員公司經營業務所在之其他地方之法院或其他主管當局推行任何新法例或法規，或現有法例或法規(或其詮釋或應用)之變動；或

(b) 本地、全國或國際金融、政治、軍事、工業、經濟、貨幣(不論是否與前述任何事項屬同類)或市況變動或任何事件或連串事件導致或可能導致上述變動；或

(c) 本地、全國或國際證券市況出現任何變動(包括但不限於聯交所因特殊金融情況或其他方面而對證券買賣實施全面禁售、暫停或重大限制)；且：

(1) 對本公司或本集團或供股已經或將會造成重大不利影響；或

(2) 對或將會對供股之成效或接納供股之程度具有重大不利影響；或

(3) 使本公司進行供股屬不智或不宜。

終止通知發出後，包銷商於包銷協議項下之所有責任將予終止，而任何一方概不可向任何他方就有關或關於包銷協議所產生之任何事項索償，惟本公司仍須負責向包銷商支付包銷協議各訂約方當時協定之有關費用。

供股之條件

供股須待(其中包括)下列條件於二零零二年四月十日(星期三)下午五時或之前或包銷商與本公司書面協定之較後日期生效後達成，方可作實：

1. 股本重組生效，及獨立股東於股東特別大會上批准本公司之供股，包括發行紅股；

2. 遵照香港公司條例之規定，於記錄日期或之前將已簽署之供股文件送呈香港公司註冊處登記及存檔；

3. 遵照公司法之規定，於記錄日期或之前將已簽署之供股章程送呈百慕達公司註冊處存檔；

4. 聯交所上市委員會批准經調整股份、未繳股款及繳足股款形式之供股股份及紅股上市及買賣；及

5. 包銷商根據包銷協議之責任成為無條件而包銷協議並無根據其條款或其他方式遭終止。

買賣股份及供股股份之風險提示

供股股份將於二零零二年三月十九日（星期二）至二零零二年三月二十八日（星期四）（包括首尾兩日）期間以未繳股款方式買賣。

謹請注意，包銷協議載述發生若干不可抗力事件之情況下授權包銷商終止其責任之權利之條文。詳情請參閱「終止包銷協議」一段。

擬於股份及／或未繳股款供股股份可在聯交所買賣期間（預期由二零零二年三月十九日（星期二）至二零零二年三月二十八日（星期四）（包括首尾兩日）內出售或購買其股份及／或未繳股款供股股份之任何股東或其他人士如對其情況有任何疑問應諮詢彼等之專業顧問。任何股東或其他人士擬由現時至所有該等供股條件達成之日買賣股份，以及任何人士於未繳股款供股股份可在聯交所買賣之期間內買賣未繳股款供股股份，須承擔供股可能不會成為無條件及可能不會進行之風險。

業務回顧及展望

本集團主要於亞洲地區，特別是香港、澳門及中國市場經營入口、推廣及代理經銷視聽器材及其他電器產品、空調產品、汽車音響及電子產品、汽車及汽車配件。

於二零零零財政年度，本集團錄得經審核經營虧損約54,000,000港元，主要由於香港直銷業務因零售市場競爭劇烈、視聽產品行業營商條件日益困難以及經濟情況持續表現疲弱影響亞洲市場產生之重大虧損所致。

本集團之空調專利業務繼續為本集團之主要收入來源。本集團將業務重點由大眾消費市場空調產品轉移至商用空調產品，該策略證明相當成功。於二零零零年財政年度及截至二零零一年六月三十日止六個月，空調之市場專利業務之營業額分別約為191,700,000港元及89,300,000港元，分別佔總營業額約49.5%及33.3%。

由於本集團有意發展汽車及汽車配件分銷業務，於二零零一年初，本集團收回其於Corich Enterprises Inc.(「Corich」)之全部控股權益。Corich乃一間投資控股公司，其間接附屬公司主要從事為全球著名品牌「法拉利」及「瑪莎拉蒂」於香港、澳門及中國市場之汽車分銷業務。因此，本集團佔有汽車分銷業務73.6%之權益。截至二零零一年六月三十日止六個月，分銷汽車及汽車配件業務之營業額約為116,600,000港元，佔總營業額約43.5%。

本集團之直銷業務於二零零零財政年度之營業額大幅下跌73.8%，本集團因此有意以「買家倉」商號成立連鎖式門市。除其位於青衣之門市外，本集團自二零零一年初以「買家倉」商號於香港不同地區開設另外四間門市。

於將來，本集團將繼續專注於空調市場專利業務、直銷業務以及汽車及配件分銷業務。為求維持於空調業務首屈一指之地位，本集團正繼續物色新策略性代理，以提高其競爭優勢及營運效益，以及擴充其品牌、市場、分銷及售後服務之網絡。

就直銷業務而言，本集團之業務目標在於以「買家倉」商號成立連鎖式門市，董事相信，與其他消費電子及電器零售店鋪比較，此項業務將可憑藉其聲譽日隆之連鎖式門市競爭優勢。

此外，本集團預見，於香港及中國市場名貴跑車之需求上升，特別是中國成功加入世貿組織後，將為本集團帶來可觀收入。

進行供股之理由及所得款項用途

鑑於目前市況、本集團緊絀之財政狀況及擬將籌集之龐大金額，董事認為供股為本集團就籌集資金提供良機，改善其財政狀況及發展其專利及代理經銷業務之能力。

估計供股所得款項淨額（扣除有關開支及假設購股權尚未行使）約達46,800,000港元。董事擬將該筆所得款項撥作下列用途：

- 約15,000,000港元用作償還欠本公司一間附屬公司之款項；
- 約20,000,000港元用作償還銀行貸款；
- 約10,000,000港元用作發展本集團之專利及代理經銷業務，特別是汽車業務及空調市場推廣業務；及
- 餘下約1,800,000港元用作本集團營運資金。

倘若供股之所得款項淨額並非立即用於上述用途，據董事目前的意向，供股所得之款項淨額將會留作短期存款。

由於所有股東可藉供股維持彼等各自佔本公司之股權比重，董事認為透過建議供股籌集資金乃符合本公司及其股東之利益。

就購股權計劃進行調整

根據本公司分別於一九九一年六月二十二日及二零零一年六月二十八日採納之購股權計劃之條款及條件，倘若行使價經獨立專業顧問核實而出現任何調整，將會通知購股權持有人。有關進一步詳情將於供股章程披露。

細則之修訂

為求便利紅股之發行，本公司將於股東特別大會上提呈一項特別決議案修訂本公司之細則，以便准許配發按現有股東之股權比例以外之方式配發入賬列作繳足之股份，惟經受股東於股東大會之批准所限。於通過有關修訂本公司細則之特別決議案及股本重組生效後，將股份溢價賬轉撥不超逾4,300,384.74港元之金額，入賬作為已繳足紅股。

一般授權

股東特別大會將提呈普通決議案，以授予董事權力發行經調整股份（不超逾本公司經根據發售新股授權發行之供股股份及紅股擴大後之已發行股本20%）以及購回經調整股份（不超逾本公司經根據購回授權購回之供股股份及紅股擴大後之已發行股本10%）。

鑑於股本重組有需要徵求股東批准一般授權，以便董事於股東重組生效後有權發行及購回本公司股本中股份。董事認為，於股東特別大會上授予董事一般授權，乃符合本公司及股東之整體利益。本通函附錄一說明文件，向股東提供一切合理所需資料，以便就投票贊成有關購回授權之決議案與否作出明智決定。

股東特別大會

本公司謹訂於二零零二年三月十五日（星期五）上午九時正假座香港新界荃灣荃華街3號九龍悅來酒店30樓沙田廳舉行股東特別大會，大會通告載於本通函第59至第65頁。股東特別大會上將向提呈所需決議案，以考慮並酌情批准股本重組、供股及紅股發行以及一般授權。

隨函附奉供於股東特別大會上使用之代表委任表格。無論　閣下擬否親自出席股東特別大會，務請盡快將代表委任表格按表格上所列之指示填妥及於股東特別大會舉行時間48小時前交回本公司於香港之股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓。　閣下填妥及交回代表委任表格後，仍可親自出席股東特別大會並於會上投票。

根據上市規則第7.19(6)(a)條，控權股東須於股東特別大會就批准供股及紅股發行棄權投票。

推薦意見

敬請 閣下參閱載於本通函27至第28頁之獨立董事委員會函件，內載向獨立股東提供有關於股東特別大會就供股及紅股發行投票之推薦意見。

亦請 閣下留意卓怡融資發出之函件載有其就供股及紅股發行而向獨立董事委員會之意見。卓怡融資之函件全文載於本通函第29至第40頁。卓怡融資已考慮供股之條款並認為供股及紅股發行之條款對股東而言屬公平合理，並符合本公司及股東整體之利益。獨立董事委員會建議獨立股東投票贊成將於股東特別大會提呈有關供股及紅股發行之普通決議案。

獨立董事委員會已考慮供股及紅股發行之條款及卓怡融資提供之意見，並認為供股及紅股發行對獨立股東公平合理。因此建議獨立股東投票贊成於股東特別大會上提呈以批准有關供股及紅股發行之普通決議案。

董事認為，批准股本重組、供股及紅股發行之建議有關決議案符合本公司及股東整體之利益。因此，董事建議獨立股東應投票贊成將於股東特別大會提呈之所有有關決議案。

其他資料

待(其中包括)有關供股及紅股發行之普通決議案獲通過後，預期供股文件將約於二零零二年三月十五日(星期五)前後寄發予合資格股東。敬請參閱本通函各附錄之資料。

此 致

列位股東 台照

承董事會命
和記行(集團)有限公司
董事總經理
Barry John BUTTIFANT

二零零二年二月二十日

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

(於百慕達註冊成立之有限公司)

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

香港主要營業地點：
香港
皇后大道中50-52號
陸佑行5樓

敬啟者：

供股及紅股發行建議

茲提述載於通函(「通函」)第9至26頁之董事會函件，通函載有(其中包括)供股及包銷協議之詳情，而本函件將收錄於通函中。通函所界定之涵義與本函件所採者具有相同涵義。

根據上市規則，供股須獲股東於本公司之股東大會上批准，由於根據上市規則第7.19(6)條，供股涉及本公司之已發行股本增加超過50%。吾等(作為獨立非執行董事)已獲董事會委任組成獨立董事委員會以考慮供股之條款以及就此

* *僅供識別*

向股東提供意見。獨立董事委員會亦委任卓怡融資為獨立財務顧問就供股之條款對股東而言是否屬公平合理向獨立董事委員會提供意見。

謹請 閣下 參閱載於本通函第29及40頁之卓怡融資函件。該函件載有卓怡融資就供股提供之意見。經考慮供股之條款以及卓怡融資所提供之意見後，獨立董事委員會認為，供股之條款對股東而言屬公平合理。因此，獨立董事委員會建議獨立股東投票贊成將於股東特別大會上提呈以批准(其中包括)供股及紅股發行之第6項普通決議案。

此 致

列位股東 台照

承董事會命
獨立董事委員會
陳文生 李卓民

二零零二年二月二十日

以下為卓怡融資於二零零二年二月二十日致獨立董事委員會之意見函件，以供收錄於本通函內。

ACCESS
CAPITAL

卓怡融資有限公司
香港
皇后大道中
8號3樓

敬啟者：

供股及紅股發行建議

緒言

吾等獲委託就供股及紅股發行建議(「供股」)向　閣下提供意見。有關供股之詳情載於二零零二年二月二十日致股東之通函(「通函」)第9至26頁之「董事會函件」內，本函件為其中一部份。除非文義另有所指，本函件所用詞語與通函所界定者具相同涵義。

概括而言，董事會宣佈，　貴公司擬進行股本重組，並待上述股本重組完成後以供股方式按發行價每股0.35港元發行不少於140,887,117股供股股份，以籌集最少約49,300,000港元(扣除費用前)之資金。　貴公司將以未繳股款方式就合資格股東於記錄日期所持每股經調整股份暫定配發1股供股股份。供股股份將不會向海外股東發行。悉數繳足供股股份將按每股認購之供股股份獲配3股紅股之基準發行。供股所得款項擬主要用作(i)償還　貴集團若干負債；及(ii)發展　貴集團之專利及分銷業務。

供股須受「董事會函件」之「供股之條件」一段所載之條件所限。

貴公司將召開股東特別大會，會上將提呈供獨立股東批准(其中包括)供股(包括紅股發行)之決議案。控權股東及其聯繫人士將於股東特別大會上就有關供股之事宜放棄投票。獨立非執行董事陳文生先生及李卓民先生已獲委任為獨立董事委員會以考慮供股之條款並就此向獨立股東提供意見。吾等已獲委託就此方面向獨立董事委員會提供意見。

在達致意見時，吾等在頗大程度上依賴通函所載之聲明、資料、意見及陳述以及由 貴公司及董事所提供之資料及陳述。吾等假設通函所載或所述或由董事所提供並負全責之所有該等聲明、資料、意見及陳述於發表時或提供之日屬真實及準確，並於通函刊發日期仍繼為真確及準確。吾等亦假設董事於通函第9至26頁之「董事會函件」及本函件所載之所有信念、意見及意向乃經仔細查詢後合理地作出。吾等已向 貴公司徵求及取得確認，通函所提供及所述之資料概無遺漏任何重大事實。

吾等認為，吾等已審閱根據現行情況下目前可提供予吾等之所有資料及文件，使吾等可達致知情見解並有理由依賴所提供之資料，以便為吾等之意見提供合理基礎。吾等並無理由懷疑 貴公司、董事及彼等各自之顧問提供予吾等之資料及陳述之真實性、準確性及完整性，或提供予吾等之資料及以上文件所述之資料有重大資料遭隱瞞或遺漏。然而，吾等並無就所提供之資料進行任何獨立核實，亦無就 貴公司或其任何附屬公司之業務及情況進行獨立調查。

主要考慮因素及理由

在達致吾等之推薦意見時，吾等已考慮下列主要因素及理由：

1. 進行供股之理由及所得款項用途

於最近數個月， 貴集團已採取步驟，透過實行開源節流措施及專注於更有利可圖之業務，從而提高 貴集團之盈利能力。董事已積極改善 貴集團之流動負債淨額狀況(如下文及 貴集團截至二零零一年六月三十日止六個月之

未經審核業積進一步所述)，誠如 貴公司於二零零一年十一月三十日所公佈， 貴集團就其欠三菱重工業株式會社(「三菱重工」 貴集團之主要供應商)之貸款順利與三菱重工商討有關重新籌措資金之安排。與此同時，董事亦確認， 貴集團進一步需要長期資金以重定其資產負債表。

考慮到 貴集團緊絀之流動資金狀況及需要相當資金，董事相信，經探索其他融資之可能性後，供股為 貴集團提供一個良好機會籌集資金，以加強其財政狀況以及發展其專營及分銷業務。與此同時，供股亦給予股東機會參與 貴集團籌集資金之行動，以公平基準維持彼等於 貴公司之權益。

此外，董事會於達致供股之條款時亦考慮目前股票市場之波動情況以及股票於聯交所相對較低之交投量。

進行供股所得款項(於扣除開支前)最少將約為49,300,000港元。供股所得款項用途載於「董事會函件」內。所得款項將主要用作削減 貴集團之負債以及提供額外營運資金以及進一步發展 貴集團之分銷業務。

經計及 貴集團現時之財政狀況(如下文所述)以及上文所述之理由，吾等與董事一致認為，供股乃加強 貴集團長期之財政狀況之合適途徑。

2. 貴集團目前之財政狀況

截至一九九九年及二零零零年十二月三十一日止兩個年度及截至二零零一年六月三十日止六個月， 貴集團錄得股東應佔經審核純利約700,000港元、股東應佔經審核虧損淨額約85,500,000港元以及股東應佔未經審核虧損淨額約5,100,000港元。董事將二零零零年財政年度招致之重大虧損歸因於直銷業務競爭激烈、視聽產品行業營商環境困難以及其他亞洲市場繼續表現欠佳等原因。隨著成功推行若干開源節流措施以及於二零零一年初重操汽車分銷業務，董事已抑制截至二零零一年六月三十日止六個月之虧損。誠如「董事會函件」所述， 貴集團將主要集中於發展其空調市場專營業務以及汽車及配件分銷業務。此外，董事相信，香港及中國市場對名貴跑車之需求日益增加將為本集團帶來龐大收益。

於截至二零零一年六月三十日止六個月， 貴集團錄得經營業務所得未經審核現金流出淨額5,100,000港元。董事確認， 貴集團繼續從內部現金流量、貿易信貸支援以及到期日屬長期及短期的銀行借款獲得資金。

於二零零一年六月三十日， 貴集團錄得未經審核流動負債淨額104,000,000港元。主要原因為欠予三菱重工(與 貴集團有長期合營伙伴及貿易關係)一筆為數131,000,000港元之短期債項。該筆債項於二零零一年十二月到期還款。董事已與三菱重工商討償還整筆債項及重整還款安排及已訂立有條件協議，據此， 貴公司將以代價人民幣76,000,000元(相等於約71,800,000港元)將其於三菱重工金羚空調器有限公司(「三菱重工金羚」)之股本權益售予三菱重工，並且未償還債項之結餘總額將按十五年之期間重訂償還安排。有待三菱重工金羚股本各方、有關政府機構、董事及三菱重工之董事之批准及同意，方告作實；而協議項下之所有交易將於二零零二年三月三十一或之前完成。

貴集團於二零零一年六月三十日之銀行借貸為125,400,000港元，較二零零零年十二月三十一日之131,600,000港元少約4.7%。於二零零一年六月三十日，銀行借貸總額佔資產總值約14%。

3. 近期股價表現及營業額

(a) 股價表現

	聯交所所報每股股份之價格	
	最高	最低
	港元	*港元*
二零零一年		
八月	0.080	0.060
九月	0.064	0.042
十月	0.054	0.038
十一月	0.060	0.042
十二月	0.074	0.045
二零零二年		
一月(至二零零二年一月三十日，暫停買賣前最後一個交易日)	0.074	0.050
二月(由二零零二年二月四日，隨於最後實際可行日期恢復交易之首個交易日)	0.045	0.023

於上述期間，聯交所所報每股股份之最高及最低價格分別為0.080港元（二零零一年八月）及0.022港元（二零零二年二月）。發行價相當於本函件「發行價」一段所載之經調整股份之理論市價之重大折讓（假設股本重組生效）。

(b) 營業額

下表載列於二零零一年八月至二零零二年二月（截至最後實際可行日期）所買賣之股份數目。

月份	已發行股份	每月交易之股份數目	所交易股份百分比	公眾所持之股份	所交易之公眾持有之股份百分比
二零零一年八月	1,408,871,178	4,545,200	0.32%	607,501,898	0.75%
二零零一年九月	1,408,871,178	4,280,000	0.30%	607,501,898	0.70%
二零零一年十月	1,408,871,178	1,706,000	0.12%	607,501,898	0.28%
二零零一年十一月	1,408,871,178	2,174,800	0.15%	607,501,898	0.36%
二零零一年十二月	1,408,871,178	8,400,647	0.60%	607,501,898	1.38%
二零零二年一月	1,408,871,178	2,390,000	0.17%	607,501,898	0.39%
二零零二年二月*	1,408,871,178	28,903,879	2.05%	607,501,898	4.76%

* 至最後實際可行日期

由二零零一年八月一日至二零零二年一月三十一日期間股份之交投量相對疏落，並於二零零一年十二月錄得最高營業額（即已發行股本0.60%或公眾持股量1.38%）。交投量已於二零零二年一月二十九日由500,000股股份增至二零零二年二月四日（即緊隨供股建議公佈之日）之6,741,293股股份。自供股公佈後股份於二零零二年二月之總交投量，已累積至佔已發行股本約2.05%或本公司之公眾持股量4.76%。交投量於股份在緊隨公佈刊登後恢復買賣後錄得重大升幅，在該期間買賣之股份總數為28,903,873股，為上一個月買賣之股份數目約12.1倍。現未能確定緊隨供股公佈刊登後相對活躍之交投量會於日後持續。

4. 發行價

每股供股股份之發行價0.35港元（須於接納時繳足）較：

- 於二零零二年一月三十日（即緊接於二零零二年二月四日前就供股建議作出之公佈股份之最後交易日）聯交所所報每股經調整股份之理論收市價0.55港元折讓約36.4%；

- 截至二零零二年一月三十日止十個交易日（包括該日）聯交所所報每股經調整股份0.65港元之平均理論收市價折讓約46.2%；

- 於最後實際可行日期聯交所所報每股經調整股份之理論收市價0.25港元溢價約40.0%；

- 根據二零零二年一月三十日聯交所所報每股經調整股份之理論收市價0.55港元計算之每股經調整股份之理論除權價0.45港元折讓約22.2%；

- 根據截至二零零二年一月三十日止十個交易日（包括該日）聯交所所報每股經調整股份之理論收市價0.65港元計算之每股經調整股份之平均理論除權價0.50港元折讓約30.0%（並無計及紅股）；

- 根據最後實際可行日期聯交所所報每股經調整股份之理論收市價0.25港元計算之每股經調整股份之理論除權價0.30港元溢價約16.7%；

- 於供股完成前每股經調整股份之未經審核經調整綜合有形資產淨值約2.90港元（見下文之計算）折讓約87.9%；及

- 於供股完成後每股經調整股份之備考未經審核經調整綜合有形資產淨值約0.58港元（見下文之計算）折讓約39.7%。

有關實際發行價與股份之成交價及理論除權價（計及紅股）之對照簡表載於董事會函件。

吾等已抽取香港上市公司自二零零二年一月所進行之供股事項，該等發行之詳情載列如下：

公司名稱（股份代號）	供股之公佈日期（「公佈日期」）	緊接公佈日期前股份之認購價對股份之收市價之折讓	緊接公佈日期前十個交易日股份之認購價對股份之平均收市價之折讓	根據緊接公佈日期前股份之收市價計算之股份之認購價對理論除權價之折讓	根據緊接公佈日期前十個交易日股份之平均收市價計算之股份之認購價對理論除權價之折讓
長城數碼廣播有限公司(689)	二零零二年一月二日	84.80%	86.30%	52.40%	55.80%
永義國際集團有限公司(1218)	二零零二年一月七日	27.30%	30.40%	15.80%	17.90%
廣興國際控股有限公司(1131)	二零零二年一月九日	33.33%	38.08%	20.00%	23.52%
宏安集團有限公司(1222)	二零零二年一月十七日	79.66%	77.84%	66.10%	41.26%
數字地球控股有限公司(109)	二零零二年一月十八日	85.00%	85.98%	31.81%	33.83%
盛創企業系統有限公司(8108)	二零零二年一月二十二日	48.40%	39.50%	23.80%	17.90%
堡獅龍國際集團有限公司(592)	二零零二年一月二十五日	2.10%	9.80%	2.10%	6.70%
平均		51.51%	52.56%	30.29%	28.13%

除榮豐國際有限公司之認購價相當於收市價及理論除權價之溢價外，吾等注意到，貴公司之收市價與理論除權價按相同基準計算之有關供股折讓乃介乎上表抽樣公司之範圍內。

鑑於股份之交投量疏落，董事經與包銷商商討後，認為每股供股股份之發行價應較每股經調整股份之理論除權價有足夠折讓，以便吸引認購以及便利進行包銷安排。吾等與已董事商討供股之價格，彼等與包銷商按公平基準磋商。董事確認供股之價格已計及目前交投波動之市況以及股份於市場缺乏流通量。吾等特別注意到，上表有關股份成交量所涵蓋之期間之多個交易日概無進行買賣活動。鑑於上文所述，吾等與董事一致認為，鑑於供股之規模以及市況，供股之價格反映目前情況下最佳之條款。

5. 供股之其他主要條款

(a) 供股股份之分配基準

有待供股之條件履行後，合資格股東將就記錄日期所持每股現有經調整股份暫定獲配發1股供股股份。

由於供股文件將不會根據任何香港及百慕達以外之任何其他司法權區適用之證券法例登記，本公司將不會將超額供股股份之暫定配發函件或申請表格寄發予海外股東。暫定配發予海外股東之供股股份將按「董事會函件」一節「海外股東權利」一段所載之方式出售。是項出售所得之款項扣除開支後為數100港元或以上，將以港元支付予有關之海外股東。少於100港元之個別款額則撥歸本公司。

(b) 供股股份之條件

供股有待(其中包括)「董事會函件」所述之若干條件達成後，方告作實。

此外，所有股東及其他有意投資之人士應知悉，倘包銷商行使其權利根據本函件所載之條款(詳情載於「董事會函件」內「終止包銷協議」一段)終止包銷協議，供股將不會進行。

因此，任何股東或至供股之所有條件履行之日買賣股份之任何其他人士及於有關買賣期間(載於本通函「預期時間表」一節)買賣未繳股款供股股份之任何人士須承擔供股未能成為無條件或未能進行之風險。

6. 供股之財務影響

(a) 資產淨值

緊隨供股完成及根據　貴集團按下文所載之未經審核經調整綜合有形資產淨值備考報表之基準，　貴集團備考未經審核經調整綜合有資產淨值將由約362,200,000港元增至約409,000,000港元，佔　貴集團於供股前備考未

經審核經調整綜合有形資產淨增加約12.9%。按上文所述基準於供股(包括紅股發行)完成後每股經調整股份之備考未經審核經調整綜合有形資產淨值將由約2.90港元減至約0.58港元,相當於削減約80%。

貴集團未經審核經調整備考綜合有形資產淨值報表

根據　貴集團提供之資料,以下乃　貴集團根據其於二零零零年十二月三十一日之經審核有形資產淨值而編製之未經審核經調整備考綜合有形資產淨值報表概要,並經計及自該日作出之交易:

	千港元
貴集團於二零零零年十二月三十一日之經審核資產負債表	384,831
減:貴集團於二零零零年十二月三十一日之無形資產淨值	21,547
根據　貴集團於二零零零年十二月三十一日之經審核資產負債表之有形資產淨值	363,284
加:按私人配售發行之股份所得款項	500
於購回本身股份所產生之資本贖回儲備	120
兑匯差額、減折算海外業務財務報表之少數股東權益	2,089
減:於購回本身股份時註銷股份	228
貴集團截至二零零一年六月三十日止六個月之未經審核虧損淨額	5,095
加:截至二零零一年六月三十日止六個月無形資產攤銷	1,540
貴集團於供股完成前未經審核經調整備考綜合有形資產淨值	362,210
加:估計供股所得款項淨值	46,800
貴集團於供股完成後未經審核經調整備考綜合有形資產淨值	409,010

	港元
貴集團於股本重組前每股股份之未經審核經調整備考綜合有形資產淨值(1,408,871,178股股份)	0.29
於供股進行前及於股本重組生效後每股經調整股份之未經審核經調整備考綜合有形資產淨值(140,887,117股股份)	2.90
於供股(包括紅股發行)完成後每股經調整股份之未經審核經調整備考綜合有形資產淨值(704,435,585股股份)	0.58

附註：

1. 即於扣除供股之估計發行成本約2,500,000港元後以每股0.35港元發行不少於140,887,117股供股股份估計所得款項淨額。

2. 根據於最後實際可行日期140,887,117股已發行經調整股份(假設股本重組生效)。

3. 根據704,435,585股經調整股份，於供股(包括紅股發行)完成後並假設於記錄日期及股本重組生效前概無購股權獲行使。

如上述計算所示，供股將增加 貴集團之有形資產淨值。與此同時，供股之所得款項淨額將進一步削減 貴集團之銀行借款及加強 貴集團整體之財政狀況。供股將導致於供股後每股股份之有形資產淨值大幅削減。然而，由於所有股東均獲授權利參予供股以及在供股將改善 貴集團之財政狀況及為 貴集團提供額外營運資金之前提下，上文所述每股經調整有形資產淨值下降將不會對 貴集團之運作構成任何不利影響。倘股東根據供股悉數接納彼等之股權時，彼等亦可維持彼等於 貴公司之權益。

(b) 資本與負債比率

如上文所述， 貴集團於供股前後之資本與負債比率(界定為總債項對股本)將分別為0.34及0.29，稍有改善。

(c) 虧損

貴集團擬將供股所得款項部份用於償還　貴集團為數35,000,000港元之債項。償還債項預期導致每年節省有關本金額之整體利息約3,297,000港元，相當於每年實際成本約9.42%。董事相信，經計及銀行目前一般借款之低息體制，上述從償還債項所節省成本將甚具吸引力。

		每股經調整股份虧損
	千港元	*港元*
截至二零零一年六月三十日止六個月股東應佔虧損	5,095	0.036 *(附註1)*
經作出下列調整：		
將因償還債項而節省利息(六個月)	1,648	
就所得款項淨額結餘所賺取名義利息(六個月)	83	
截至二零零一年六月三十日止六個月之經調整虧損	3,364	0.005 *(附註2)*

附註：

1. 根據於最後實際可行日期140,887,117股已發行經調整股份(假設股本重組生效)。

2. 根據704,435,585股經調整股份，於供股(包括紅股發行)完成後並假設於記錄日期及股本重組生效前概無購股權獲行使。

根據上文所述之備考計算，供股將導致每股經調整股份之虧損由0.036港元減至0.005港元。股東謹請注意，倘　貴公司於供股完成後轉虧為盈，彼等須根據供股悉數接納彼等按比例之股權，方可參予日後之盈利。

7. 對股東可能產生之攤薄影響

並無根據供股認購任何暫定股權之合資格股東之股權將攤薄約80%。

已就根據供股之未繳股款暫定股權於聯交所買賣作出安排，視乎市況，合資格股東可出售彼等未繳股款股權。倘合資格股東決定不接納彼等全部或部份之供股股份股權，彼等將收取現金代價。

然而，有意出售彼等各自股權之合資格股東應知悉，鑑於彼等能出售彼等之未繳股款供股股份之期間屬有限，而任何出售須視乎未繳股份於聯交所之買賣流通量，因此彼等可能不會獲得金額相等於全面反映認購價與每股理論除權價之間折讓之市價之現金代價。在任何情況下及如「董事會函件」所述，股東或任何其他投資者如對彼等之情況有任何疑問並有意於有關買賣期間（載於本通函「預期時間表」一節）買賣股份及／或未繳股款供股股份，請徵求專業意見以及知悉有關買賣股份及／或未繳股款供股股份所涉及之風險。

另外，股東及被本公司前景吸引並擬提高彼等於本公司之股權之其他人士可購入（額外）未繳股款供股股份或僅就股東而言，以超額申購方式申購超額供股股份。股東謹請注意，控權股東已作出不可撤回承諾根據供股悉數接納彼等各自之股權。

推薦意見

經計及上述主要因素，其中包括(i)供股之理由及所得款項用途；(ii) 貴集團之財政狀況；(iii)根據現行市況按公平磋商基準商討之包銷協議條款以及計及股份之交投欠缺流通量；及(iv)備考財務影響；及(v)供股對股東之股權、權利及權益之潛在攤薄影響，吾等與董事會一致認為供股之條款對獨立股東而言屬公平合理並符合本公司及其股東之利益。因此，吾等建議獨立董事委員會推薦獨立股東投票贊成就將於股東特別大會提呈之決議案以批准供股。

此 致

和記行（集團）有限公司
獨立董事委員會 台照

代表
卓怡融資有限公司
董事總經理
梁綽然
謹啟

二零零二年二月二十日

本附錄乃根據上市規則之規定向 閣下提供必需資料之説明函件，以供 閣下考慮批准授予董事購回股份之一般授權之建議。

1. 股本

於最後實際可行日期，本公司已發行股本為140,887,117.80港元(計有1,408,871,178股股份)。緊隨股本重組生效及供股及紅股發行完成後，本公司已發行股本將為7,044,355.85港元(計有704,435,585股經調整股份)。此外，截至最後實際可行日期，購股權計劃所授出之而尚未行使購股權可認購最多合共213,470,400股股份，當中合共188,880,000股股份之購股權由李永森先生、李文輝先生、Barry John BUTTIFANT先生、孫志冲先生、余金霞女士及李文彬先生持有。彼等全部為董事，並向本公司作出不可撤回承諾，不會在接納日期或之前行使各自之購股權所附之認購權。倘此等24,590,400股股份之購股權於記錄日期或之前悉數行使，則按供股將予增發2,459,040股供股股份及7,377,120股紅股。

待載於本通函第59至第65頁股東特別大會通告之有關決議案通過後並假設本公司於接納日期前並無進一步發行及購回經調整股份，董事將獲授權根據購回授權購回最多達70,443,558股經調整股份。假設24,590,400股股份之尚未行使之購股權(不包括上一段所述之董事所持有之購股權)於記錄日期或之前獲悉數行使，並假設本公司於接納日期前並無進一步發行及購回經調整股份，本公司已發行經調整股份總數將為716,730,785股，而董事將獲授權根據建議購回授權購回最多達71,673,078股經調整股份。

上市規則規定本公司根據購回授權擬購回之經調整股份必須為繳足股份。

2. 購回理由

董事相信，股東給予董事一般授權於市場購回股份，符合本公司及其股東之最佳利益。視乎當時市況及融資安排而定，該等購回可提高本公司及其資產淨值或每股股份盈利或兩者，並僅會在董事相信對本公司及其股東整體有利之情況下方會進行。

3. 購回資金

本公司購回經調整股份之資金必須全數來自公司組織章程大綱及細則以及百慕達法例所規定可合法作此用途而可供使用之流動現金或營運資金。

倘行使購回授權對董事認為本公司所需營運資金或不時恰當之負債水平構成重大不利影響，則董事不擬在有關情況下行使購回授權。

4. 董事、彼等之聯繫人士及關連人士

董事及(據彼等經一切合理查詢後所深知)彼等之任何聯繫人士目前一概無意根據購回股份之一般授權(倘經股東於股東特別大會上授出)向本公司出售經調整股份。

本公司並未獲任何關連人士(定義見上市規則)知會，倘股東於股東特別大會上授出購回股份之一般授權，其目前有意向本公司出售任何股份，或承諾其不會向本公司出售所持有之股份。

於本通函日期前六個月內本公司並無於聯交所或其他證券交易所購回其股份。

5. 董事之承諾

董事已向聯交所承諾，彼等會按上市規則及百慕達適用法例行使購回授權。

6. 守則之影響

倘股東所佔本公司投票權之權益比例因根據購回授權購回經調整股份之權力獲行使而有所增加，就守則第32條而言，有關增加將視作收購處理。因此，視增加之程度而定，一名股東或一組一致行動之股東(定義見守則)或可取得或鞏固在本公司之控制權，因而根據守則第26條須提出強制性收購建議。

於最後實際可行日期，控權股東連同彼等之聯繫人士於股本重組生效後擁有801,369,291股股份或80,136,928經調整股份之實益權益，佔本公司已發行股本約56.88%。待股本重組生效後並按除根據供股及紅股發行所發行之經調整股份外並無進一步發行及購回經調整股份，倘購回授權獲全面行使，控權股東連同彼等之聯繫人士之股權將增加至佔本公司已發行股本約63.20%。

據董事所知，按股東特別大會動議授予董事之購回授權進行之購回不會引起守則所述之後果。

7. 股價

股份過去十二個月各月在聯交所買賣之最高及最低成交價如下：

	股價	
	最高	**最低**
	港元	*港元*
二零零一年		
二月	0.106	0.080
三月	0.092	0.070
四月	0.088	0.070
五月	0.098	0.074
六月	0.090	0.070
七月	0.075	0.065
八月	0.080	0.060
九月	0.064	0.042
十月	0.054	0.038
十一月	0.060	0.042
十二月	0.074	0.045
二零零二年		
一月	0.074	0.050

8. 股東批准

上市規則規定，其主要上市地點為聯交所之公司擬進行之所有購回證券事宜，必須事先以普通決議案（不論以一般授權形式或就某一項交易作出特別批准）作出批准。

1. 責任聲明

本通函遵照上市規則之規定提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並經一切合理查詢後，確認就彼等所深知及確信，本通函內並無遺漏其他事實，致使本通函中任何內容產生誤導。

2. 股本

本公司緊隨股本重組、供股及紅股發行後之法定及已發行股本將如下：

法定：		*港元*
3,500,000,000	股股份（於最後實際可行日期）	350,000,000.00
21,052,175,337	股股份（於股本重組生效後*（附註1）*）	210,521,753.37
已發行及將發行繳足或入賬列作繳足股份：		
1,408,871,178	股已發行股份（於最後實際可行日期）	140,887,117.80
140,887,117	股經調整股份（緊隨股本重組後）	1,408,871.17
140,887,117	股將根據供股發行之經調整股份*（附註2）*	1,408,871.17
422,661,351	股將根據紅股發行之經調整股份*（附註2）*	4,226,613.51
704,435,585	股已發行經調整股份（緊隨股本重組生效及供股及紅股發行完成後）	7,044,355.85

附註：

1. 假設股東將批准擬於股東特別大會提呈有關股本重組之決議案。

2. 於最後實際可行日期，尚未行使之購股權可認購合共213,470,400股股份。於購股權持有人當中，董事李永森先生、李文輝先生、Barry John BUTTIFANT先生、孫志冲先生、余金霞女士及李文彬先生合共可認購188,880,000股股份，彼等已向本公司作出不可撤回之承諾，不會在接納日期或之前行使各自之購股權所附之認購權。倘若尚餘未有行使之購股權所附之認購權於記錄日期或之前獲悉數行使，則將因此根據供股再發行2,459,040股供股股份及7,377,120股紅股。

3. 董事資料

執行董事

姓名	地址
李永森*（主席）*	香港 司徒拔道41A 玫瑰新邨 17樓A1室
李文輝 *（副主席兼行政總裁）*	香港 司徒拔道 肇輝台1C2樓
Barry John BUTTIFANT *（董事總經理）*	香港 堅尼地道70-72號 柏苑12樓D室
孫志冲	香港 西摩道8號C-5室
李文彬	香港 司徒拔道41A 玫瑰新邨 17樓A1室

非執行董事

余金霞	香港 司徒拔道41A 玫瑰新邨 17樓A1室

獨立非執行董事

姓名	地址
陳文生	香港 蒲魯賢徑9號 寶園25樓B室
李卓民	香港 淺水灣 淺水灣道102號F室

董事資歷如下：

執行董事

李永森，75歲，本公司創辦人兼主席，彼等代理消費品積56年經驗，自本集團創立至今，一直參與策劃本集團之市務及策略事宜。彼獲選為港九無線電聯會董事與港九電器商聯會有限公司名譽會長。彼擁有本公司之股份須按證券(公開權益)條例第二部份披露。

李文輝，BSB、MBA，45歲，本公司副主席兼行政總裁，為李永森先生及余金霞女士之子，對經銷消費品積21年經驗。彼獲明尼蘇達州大學(University of Minnesota)頒發工商管理學士及碩士銜，現為港九無線電聯會第一副會長。彼已任職本集團17年。

Barry John BUTTIFANT，57歲，於二零零一年五月委任為本集團之董事總經理。彼為四間香港上市公司，即佐丹奴國際有限公司、台和商事控股有限公司、啟祥集團有限公司及利信達集團有限公司之獨立非執行董事。彼於一九七九年來港並出任為森那美集團之財務董事，並於一九八二年委任為森那美香港有限公司之董事總經理。於一九八七年，彼加入寶麗碧集團為遠東業務之集團行政總裁。加入本公司前，彼於一九九二年至二零零零年擔任為萬威國際有限公司之董事總經理。BUTTIFANT先生為英國特許公認會計師公會及香港會計師公會資深會員，彼亦為英國管理專業協會、香港管理專業協會及香港董事學會之資深會員。彼負責本集團整體之企業管理及發展。

孫志冲，MBA，55歲，和記電業有限公司營運及家電業務團之董事及勵安有限公司董事。彼對商管、銷售及推銷汽車、電器及空調產品方面積30年經驗。彼已任職本集團約6年。

李文彬BSc, MSc(麥芝根大學)，MSc(史丹福大學)，43歲，於二零零二年一月委任為本公司董事。李先生為李永森先生與余金霞女士之兒子，亦為李文輝先生胞弟。負責本公司策略規劃及開發新項目。加盟本集團之前，曾於Apple Computer International Limited研發部任職系統軟件專家一職，維時5年。在擔任本職之前，曾於一九九一年至一九九七年期間積極參與本集團業務。

非執行董事

余金霞，69歲，李永森先生之妻子，自一九六二年至一九八九年十二月一直參與本集團之決策事宜，此後一直擔任本公司之非執行董事。

獨立非執行董事

陳文生，M.A.，劍橋大學，46歲，利興發展有限公司主席兼董事總經理，並為馬來西亞上市公司IGB Corporation Berhad之執行董事，及在香港聯合交易所有限公司上市之South China Holdings Limited、南華證券有限公司、South China Industries Limited及麗星郵輪有限公司之董事，彼並擔任多間公司之董事。彼自一九九九年四月起一直擔任本公司之獨立非執行董事。

李卓民，Ed.M，哈佛大學，46歲，裕大有限公司主席兼董事總經理，並為美國East West Enterprises Co., Ltd.及Oasis Development Enterprises集團之主席。彼亦是美國Gordon College East West Institute of International Studies之創辦人及董事。多年來，彼並擔任多間社會及慈善機構之董事。

4. 公司資料及有關各方

註冊辦事處	Cedar House 41 Cedar House Hamilton HM12 Bermuda
香港主要營業地點	香港 皇后大道中50-52號 陸佑行5樓
核數師	德勤 • 關黃陳方會計師行 *執業會計師* 香港 干諾道中111號 永安中心26樓
本公司財務顧問	滙富融資有限公司 香港 中環 夏愨道10號 和記大廈5樓
包銷商	滙富証券有限公司 香港 中環 夏愨道10號 和記大廈5樓
獨立財務顧問	卓怡融資有限公司 香港 皇后大道中8號3樓
本公司及供股之法律顧問 (香港法律)	普蓋茨律師事務所 香港 中環 夏愨道10號 和記大廈10樓

本公司法律顧問（百慕達法律）	Appleby Spurling & Kempe 香港 皇后大道中99號 中環中心 5511室
香港股份登記過戶分處	標準證券登記有限公司 香港 干道諾中111號 永安中心5樓

5. 董事權益

於最後實際可行日期，本公司各董事於本公司或其相聯法團（定義見披露權益條例）股本中擁有依據披露權益條例第28條須知會本公司及聯交所之權益（包括根據披露權益條例第31條或附表第一部被視作或計作彼等擁有之權益），或依據披露權益條例第29條須列入該條例所述登記冊內之權益，或依據上市規則所載上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益如下：

(i) 本公司權益

	每股面值0.10港元普通股股份數目			
董事	**個人權益**	**家族權益**	**公司權益**	**權益總計**
李永森先生	616,636,752	－	128,014,060 *（附註一）*	744,650,812
李文輝先生	21,156,000	2,104,000	－	23,260,000
孫志冲先生	300,000	－	－	300,000
余金霞女士	21,267,622	－	－	21,267,622
李文彬先生	3,000,000	－	9,190,857 *（附註二）*	12,190,857

附註一： 此等股份由Unit Cosmo International Limited持有，該公司之全部已發行股本乃由李永森先生持有。

附註二： 此等股份由Fisherman Enterprises Inc.持有，該公司之全部已發行股本由李文彬先生持有。

(ii) 認購本公司股份之權利

董事	授予購股權日期	購股權可認購之股份數目	行使期限	每股之認購價 *港元*
李永森先生	一九九六年五月十三日	2,760,000	一九九六年六月十七日至二零零二年六月十六日	0.9460
	一九九七年七月二十八日	12,500,000	一九九七年八月三十一日至二零零三年八月三十日	0.5330
	一九九八年一月十九日	3,000,000	一九九八年二月二十二日至二零零四年二月二十一日	0.2200
	一九九九年十二月二十一日	6,500,000	二零零零年二月十一日至二零零六年二月十日	0.1400
	二零零零年二月十一日	3,000,000	二零零零年三月二十一日至二零零六年三月二十日	0.3264
	二零零一年八月十日	35,000,000	二零零一年九月十六日至二零零七年九月十五日	0.1000
李文輝先生	一九九六年五月十三日	2,760,000	一九九六年六月十三日至二零零二年六月十二日	0.9460
	一九九七年七月二十八日	13,500,000*	一九九七年八月二十八日至二零零三年八月二十七日	0.5330
	一九九八年一月十九日	3,100,000*	一九九八年二月十九日至二零零四年二月十八日	0.2200
	一九九八年六月十日	1,000,000	一九九八年七月二十四日至二零零四年七月二十三日	0.1053
	一九九九年十二月二十一日	6,700,000*	二零零零年二月七日至二零零六年二月六日	0.1400
	二零零零年二月十一日	3,500,000	二零零零年三月十八日至二零零六年三月十七日	0.3264
	二零零一年五月二十八日	4,000,000	二零零一年六月二十九日至二零零七年六月二十八日	0.1000
	二零零一年八月十日	35,000,000	二零零一年九月十六日至二零零七年九月十五日	0.1000
	二零零一年八月二十九日	500,000*	二零零一年九月三十日至二零零七年九月二十九日	0.1000

* *已包括向李文輝先生之配偶授出之購股權。*

董事	授予購股權日期	購股權可認購之股份數目	行使期限	每股之認購價
				港元
孫志沖先生	一九九七年七月二十八日	1,000,000	一九九七年八月三十一日至二零零三年八月三十日	0.5330
	一九九九年十二月二十一日	300,000	二零零零年二月六日至二零零六年二月五日	0.1400
	二零零零年二月十一日	500,000	二零零零年三月二十二日至二零零六年三月二十一日	0.3264
	二零零一年一月十八日	260,000	二零零一年三月六日至二零零七年三月五日	0.1000
	二零零一年八月十日	1,000,000	二零零一年九月十九日至二零零七年九月十八日	0.1000
余金霞女士	二零零一年八月二十九日	500,000	二零零一年九月三十日至二零零七年九月二十九日	0.1000
Barry John BUTTIFANT先生	二零零一年五月二十八日	20,000,000	二零零一年六月三十日至二零零七年六月二十九日	0.1000
	二零零一年八月十日	35,000,000	二零零一年九月十四日至二零零七年九月十三日	0.1000
李文彬先生	一九九六年五月十三日	600,000	一九九六年六月十四日至二零零二年六月十三日	0.9460

(iii) 相聯法團權益

董事	持有或擁有相聯法團之股份或股本權益	持有或擁有之股份數目或股本權益金額	股份類別及／或概況
李永森先生	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
	Wo Kee Hong Professional Air Conditioning Pte Ltd	4,576,000 *(附註一)*	普通股
	金羚電器有限公司	人民幣131,750,000元 *(附註一)*	不適用
	三菱重工金羚空調器有限公司	14,700,000美元 *(附註一)*	不適用
	現代出版印刷有限公司	1 *(附註一)*	普通股
	和記資訊網絡有限公司	70 *(附註一)*	普通股
	東莞先力電器有限公司	2,125,000港元 *(附註一)*	不適用
余金霞女士	和記電業有限公司	400	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	福和貿易有限公司	34,335	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股

附註一： 因李永森先生持有本公司權益，故被認為擁有該批股份或股本權益。除此等股份或股本權益以外，其他在此列載之董事持有之相聯法團股份均為個人權益。

(iv) 合約或安排權益

(甲) 本公司之全資附屬公司Stoneycroft Estates Limited及Ever Rising Investments Limited(統稱為「業主」)與一間由李永森先生及余金霞女士擁有之公司—森和物業管理有限公司(「森和物業」)簽訂一項大廈公契及管理協議。根據該協議,業主委任森和物業為管理人,其任期由一九九八年十二月二十九日起為期兩年(並於到期後自動延續),負責管理、運作、保養、維修、翻新及重置和記行大廈。業主委員會或森和物業可預先給予對方三個月通知而終止該協議。於二零零一年支付予森和物業之管理費合共約為417,000港元。

(乙) 業主與森和物業於二零零一年簽訂服務協議。根據有關服務協議,業主委任森和物業為服務公司,其任期由二零零一年四月一日起為期一年,提供和記行大廈關於租賃行政及諮詢服務。於二零零一年已支付森和物業之服務費合共約為18,000港元。

(丙) 本公司之全資附屬公司Wo Kee Hong Electronics Sdn Bhd(「WKH Electronics」)與一間由李永森先生擁有實益權益之公司Classic Lane (M) Sdn, Bhd(「Classic Lane」— 已於二零零零年十月十九日委任破產管理人及財產接收管理人)簽訂租約。據此,Classic Lane賦予WKH Electronics一項租約權,承租8th Floor, Menara Genesis, No. 33, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia,月租為5,250馬幣及每月設施費3,500馬幣。上述租約由一九九九年九月一日至二零零二年八月三十一日為期三年。於二零零一年已支付Classic Lane之租金及設施費總額為105,000馬幣。

(v) 資產權益

(甲) 購入Mega Warehouse (B.V.I.) Limited 45%權益以及ebuystore.com Limited 25%權益

(i) 於二零零一年九月二十一日,ebuystore.com(B.V.I.) Limited(「ebuystore BVI」)(一間於英屬處女群島註冊成立之公司並為本公司之全資附屬公司)(作為買方)與Racer Profits Limited(「Racer Profits」)(一間於英屬處女群島註冊成立之公司並由李文輝先

生全資擁有)(作為賣方)訂立買賣協議，據此，ebuystore BVI以代價351港元(相等於45美元)購入本公司之附屬公司Mega Warehouse (B.V.I.) Limited(「Mega」)全部已發行股本45%。Mega乃於英屬處女群島註冊成立之有限公司並於買賣協議訂立日期前分別由ebuystore BVI及Racer Profits各擁有55%及45%權益。Mega主要從事投資控股，其附屬公司經營直銷倉庫式市場。

(ii) 於二零零一年九月二十一日，ebuystore BVI(作為承讓人)與Racer Profits(作為轉讓人)訂立轉讓契據，據此，Racer Profits以1.00港元之代價向ebuystore BVI轉讓Mega欠予Racer Profits為數4,045,739港元之股東貸款。

(iii) 於二零零一年九月二十一日，ebuystore BVI(作為買方)與Rich Destiny Holdings Limited(「Rich Destiny」)(一間於英屬處女群島註冊成立之公司並由李文輝先生全資擁有)(作為買方)訂立買賣協議，據此，ebuystore BVI以代價195港元(相等於25美元)購入ebuystore.com Limited(「ebuystore」)之全部已發行股本之25%。ebuystore乃於英屬處女群島註冊成立之有限公司並於買賣協議訂立之日前分別由ebuystore BVI及Rich Destiny擁有75%及25%。ebuystore及其附屬公司主要從事電子商貿業務。

(iv) 於二零零一年九月二十一日，ebuystore BVI(作為承讓人)與李文輝先生作為轉讓人訂立一項轉讓契據，據此，李文輝先生以代價1.00港元向ebuystore BVI轉讓由ebuystore.com (H.K.) Limited(「ebuystore HK」)(一間於香港註冊成立之公司並為ebuystore之全資附屬公司)欠予李文輝先生為數777,650港元之董事貸款。

(乙) 出售於Golden City Equities Limited之全部權益

於二零零一年十二月三十一日，Wo Kee Hong (B.V.I.) Limited(「WKH BVI」)，一間於英屬處女群島註冊成立之公司並為本公司之全資附屬公司)(作為賣方)與李永森先生或李永森先生全資擁有之公司(作為買方)訂立買賣協議，據此，WKH BVI以代價1,300,000港元出售Golden City Equities Limited(一間於英屬處女群島註冊成立之公司並為本公司之全資附屬公司)之全部已發行股本。

除本通函所披露者外：

(i) 於最後實際可行日期，本公司各董事或行政總裁概無於本公司或任何相聯法團(定義見披露權益條例)任何股本或債務證券中擁有依據披露權益條例第28條須知會本公司及聯交所之權益(包括根據披露權益條例第31條或附表第一部被計作或視作彼擁有之權益)，或依據披露權益條例第29條須列入該條例所述登記冊內或依據上市規則所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益。

(ii) 於最後實際可行日期，自二零零零年十二月三十一日(本公司最近期刊發之經審核綜合財務報告之結算日)以來，各董事並無在本集團任何成員公司所買賣或租賃或建議買賣或租賃之任何資產中概無擁有直接或間接任何權益；及

(iii) 於最後實際可行日期，各董事於與本集團整體業務有重大關係之任何合約或安排中概無擁有重大權益。

6. 主要股東

於最後實際可行日期，根據披露權益條例第16(1)條規定本公司須予保存之名冊，下列人士擁有本公司已發行股本10%或以上權益：

姓名	每股面值港幣0.10元普通股股份數目 個人權益	家族權益	公司權益	權益總計	於最後實際可行日期佔已發行股本百份比約數
李永森先生	616,636,752	–	128,014,060 (附註)	744,650,812	52.8%

附註：該等股份由Unit Cosmos International Limited持有，該公司之全部已發行股本乃由李永森先生持有。

除本通函所披露者外，根據披露者權益條例第16(1)條，本公司並不知悉任何人士於本通函刊發日期擁有本公司已發行股本10%或以上權益。

7. 重大合約

(甲) ebuystore BVI（作為買方）與Racer Profits（作為賣方）以代價351港元購入Mega之45%權益而於二零零一年九月二十一日訂立之協議，詳情載於本附錄第5(v)(a)(i)段；

(乙) Racer Profits與ebuystore BVI以代價1.00港元轉讓Mega欠予Racer Profits為數4,045,739港元之股東貸款而於二零零一年九月二十一日訂立之轉讓契據，詳情載於本附錄第5(v)(a)(ii)段；

(丙) ebuystore BVI（作為買方）與Rich Destiny（作為賣方）以代價195港元購入ebuystore 25%權益而於二零零一年九月二十一日訂立之協議，詳情載於本附錄第5(v)(a)(iii)段；

(丁) 李文輝先生與ebuystore BVI就以代價1.00港元轉讓ebuystore HK欠予李文輝先生為數777,650港元之董事貸款而於二零零一年九月二十一日訂立之協議，詳情載於本附錄第5(v)(a)(iv)段；

(戊) 本公司與三菱重工業株式會社（「三菱重工」）於二零零一年十一月九日就償還本集團欠負三菱重工之全部金額而訂立之協議；

(己) 本公司之全資附屬公司Wo Kee Hong (Singapore) Pte Ltd.作為轉讓人與Eroklsir Auto Services Pte Ltd.作為承讓人於二零零一年十二月十八日就以7,000,000坡元代價轉讓新加坡共和國一項物業而訂立之轉讓契據；及

(庚) WKH BVI（作為賣方）與李永森先生（作為買方）以代價1,300,000港元出售Golden City Equities Limited之全部已發行股本而於二零零一年十二月三十一日訂立之協議，詳情載於本附錄第5(v)(b)；及

8. 重大逆轉

於最後實際可行日期，據董事所知悉，本集團自二零零零年十二月三十一日(即本集團最近期刊發之經審核賬目之結算日)以來之財務或業務狀況概無有任何重大逆轉。

9. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，且據董事所知，本公司或其任何附屬公司均無涉及任何尚未了結或提出或面臨威脅之重大訴訟或索償要求。

10. 服務合約

Barry John BUTTIFANT先生已與本公司訂立固定年期為3年之董事服務合約，合約由二零零一年四月二十三日起開始。

除上文所披露者外，董事概無與本公司訂立不可由本公司於一年內毋須支付賠償(法定賠償除外)而終止之尚未屆滿服務合約。

11. 專家

以下為曾於本通函內提供所載之意見或建議之專家之資格：

名稱	資格
卓怡融資	註冊投資顧問兼證券商

卓怡融資已發出同意書，同意刊發本通函，並按本通函所示形式及涵義載入其函件及引述其名稱，且迄今並無撤回其同意書。

卓怡融資亦確定並無擁有本公司或其任何附屬公司之股權，亦無享有認購或委派他人認購本集團任何成員公司之證券之權利(不論是否可合法行使)。

卓怡融資亦確定並無於本集團任何成員公司自二零零零年十二月三十一日(即本公司最近期刊發之經審核賬目之結算日)以來所買賣或租賃，或建議買賣或租賃之任何資產中擁有任何直接或間接權益。

12. 其他事項

1. 本公司之登記辦事處為Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda。

2. 本公司於香港之主要營業地點為香港皇后大道中50-52號陸佑行5樓。

3. 本公司之公司秘書為吳心瑜女士，彼為英國特許秘書及行政人員公會會員。

4. 本公司於香港之股份過戶登記分處為標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓。

5. 股本重組、供股及紅股發行涉及之費用，包括財務顧問費、包銷佣金、印刷、註冊、翻譯、法律及會計費用等，估計約為2,500,000港元，將由本公司支付。

6. 倘本通函之中英文本如有歧異，概以英文本為準。

13. 備查文件

下列文件可由即日起至股東特別大會舉行日期（包括該日）止任何週日（公眾假期除外）之一般辦公時間在本公司之香港總辦事處，地址為香港新界葵涌青山道585至609號和記行大廈B座10字樓之辦事處可供查閱：

(i) 本公司截至一九九九年及二零零零年十二月三十一日止兩個財政年度之年報；

(ii) 本公司截至二零零一年六月三十日止六個月之中期報告；

(iii) 本公司之公司組織章程大綱及細則；

(iv) 卓怡融資意見函件，其全文載於本通函第29至40頁；

(v) 本附錄第7項所述之重大合約；

(vi) 本附錄第10項所指之服務合約；

(vii) 本附錄第11項所述之同意書；及

(viii) 日期為二零零二年二月二十日致股東之通函。

和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

茲通告和記行(集團)有限公司(「本公司」)謹定於二零零二年三月十五日(星期五)上午九時正假座香港新界荃灣荃華街3號九龍悦來酒店30樓沙田廳舉行股東特別大會,藉以酌情考慮通過下列作為特別及普通決議案之決議案:

特別決議案

1. 「**動議**待(i)召開大會之通告(本決議案為其中一部份)所載之第4及第5項決議案獲通過;及(ii)香港聯合交易所有限公司上市委員會批准本公司股本中每股面值0.01港元之股份(「經調整股份」)上市及買賣;及(iii)於百慕達刊發有關削減股份溢價賬及本公司法定及已發行股本(統稱「削減股本」)之通告,並由董事簽立證明,確認於削減股本生效之日起,並無合理理由相信本公司於其負債到期時無力償還該等債項後,

   (A) 緊隨本決議案通過之日(「生效日期」)後之營業日下午四時(香港時間)起,透過註銷每股已發行股份之0.099港元之繳足股本,按本決議案通過之日1,408,871,178股每股面值0.10港元之已發行股份(「股份」)之基準,將本公司已發行股本由140,887,117.80港元減至1,408,871.17港元(「股本註銷」);

   (B) 由生效日期起,將本公司之法定股本隨股本註銷而由350,000,000港元減至210,521,753.37港元;

* *僅供識別*

(C) 由生效日期起，本公司之股份溢價賬將減少343,542,000港元並授權本公司董事從本公司之股份溢價賬中轉撥約343,542,000港元至本公司之實繳資本盈餘賬，並自此將該等款項用作抵銷本公司於二零零一年六月三十日之累積虧損之部份；

(D) 授權本公司董事將股本註銷所產生之進賬約139,478,000港元轉撥至本公司之實繳資本盈餘賬，並自此將該等款項用作抵銷本公司於二零零一年六月三十日之累積虧損結餘；及

(E) 授權本公司任何一名或多名董事進行所有使本大會通告所載之第1(A)、1(B)、1(C)及1(D)項決議案之任何事項生效及落實之所有事宜。」

2. 「**動議**刪除本公司之公司細則第140(A)條，並代以下列新細則第140(A)條，藉此修改本公司之公司細則：

「本公司於股東大會上在董事會建議下，可議決將本公司儲備(包括任何實繳資本盈餘賬，亦包括任何股份溢價賬或其他未分配之儲備，惟須受法例上有關未變現溢利之條文所限)之任何部份或無須就繳付附有優先權獲派股息之任何股份之未分配溢利或股息之撥備撥作資本。因此，該等部份將按董事會所批准之有關比例分配予該等股東(不論按比例或以其他方式分配予所有股東)，有關部份不能以現金支付惟可用於支付該等股東當時所持之任何股份未繳付金額或按上文所述董事會批准之該等比例悉數繳足本公司將予配發及分配列作繳足之未發行股份或債券或其他證券，或以一種方式繳付部份及以另一方式繳付另一部份；惟就本細則而言，股份溢價賬進賬之任何金額僅可動用以支付將發行予股東之未予發行股份作為繳足股份。」

3. 「**動議**待召開大會之通告(本決議案為其中一部份)所載之第7項決議案獲通過；由生效日期起，本公司之股份溢價賬將減少不超過4,300,384.71

港元並授權本公司董事轉撥不超過4,300,384.71港元至本公司之實繳資本盈餘賬，並自此將該等款項用作繳付紅股（定義見召開大會之通告所載之第6項決議案（本決議案為其中一部份））。」

普通決議案

4. 「**動議**待(i)召開大會之通告（本決議案為其中一部份）所載之第1項及第5項決議案獲通過；及(ii)香港聯合交易所有限公司上市委員會批准經調整股份上市及買賣；及(iii)於百慕達刊發有關削減股本之通告，並由董事簽立證明，確認於削減股本生效之日起，並無合理理由相信本公司於股本削減後無力償還到期之負債後，

   (A) 由生效日期起，將所有本公司股本中每股面值0.001港元之已發行股份（「削減股份」）按每10股已發行削減股份合併為1股經調整股份之基準合併；及

   (B) 授權本公司任何一名或多名董事全面進行所有使本大會通告所載之第4(A)項決議案之任何事項生效及落實之所有事宜。」

5. 「**動議**待(i)召開大會之通告（本決議案為其中一部份）所載之第1項及第4項決議案獲通過；及(ii)香港聯合交易所有限公司上市委員會批准經調整股份上市及買賣；及(iii)於百慕達刊發有關削減股本之通告，並由董事簽發證明，確認於削減股本生效之日起，並無合理理由相信本公司於其負債到期時無力償還到期之負債後，

   (A) 由生效日期起，將本公司法定及未發行股本中每股股份分拆為10股經調整股份；及

   (B) 授權本公司任何一名或多名董事全面進行所有使本大會通告所載之第5(A)項決議案之任何事項生效及落實之所有事宜。」

6. 「**動議**待召開大會之通告(本決議案為其中一部份)所載之第2、第3及7項決議案獲通過後，(i)按合資格股東當時就每股經調整股份所持有之供股股份及就每股供股股份所持有之3股紅股；及(ii)供股之供股章程、暫定配發函件及超額供股股份申購表格(全部日期均為二零零二年三月十五日，統稱「供股文件」)之條款及條件(該等條款及條件已載於日期為二零零二年二月二十日之通函(「該通函」)，召開大會之通告為其中一部份)所限(「供股建議」)，並將寄發予合資格股東(註有「A」字樣之供股文件及該通函之副本已提呈大會並由大會主席簽署以資識別)以供股方式配發及發行不少於140,887,117股經調整股份以及不超過143,346,157股經調整股份(「供股股份」)及不少於422,661,351經調整股份及不超過430,038,471股入賬列作繳足之經調整股份(「紅股」)將發行予本公司於二零零二年三月十五日之股東名冊所示名列首位之供股股份之登記持有人(地址為香港)獲批准，並授權本公司董事按供股文件所載之條款及條件發行及配發該等供股股份及紅股並受其所限。」

7. 「**動議**待召開大會之通告(本決議案為其中一部份)所載之第2、第3及第6項決議案獲通過後，授權本公司董事將實繳資本盈餘賬進賬之不多於4,300,384.71港元用於將根據供股建議將予配發及發行之紅股入賬列作本公司股本中之繳足經調整股份。」

8. 「**動議**

(A) 在下文8(B)項決議案規限下，一般及無條件授權董事於有關期間(定義見下文)內行使本公司之全部權力以配發、發行及處置本公司額外股份以及訂立或授予可能須於有關期間或結束後行使該等權力之建議或協議或購股權(包括認股權證、債券及債股權證、票據及有權認購或轉換本公司普通股之任何證券)；

(B) 本公司董事依據上文第8(A)項決議案獲批准配發、發行或其他方式處置或同意有條件或無條件配發(不論是否依據購股權或其他原因)股份之面值總額，除(i)供股(定義見下文)；或(ii)根據本公司發行之任何認股權證或可兑換本公司普通股股份之任何證券之條款行使當中所附認購權或兑換權而發行之本公司普通股股份；或(iii)根據本公司不時之細則進行之以股代息計劃發行本公司普通股股份；或(iv)依據本公司不時向本身及／或附屬公司之僱員授予或發行可認購或購入本公司股份之購股權或權利所採納之購股權計劃或按類似安排行使所授出之購股權而發行之股份外，不得超過：

(i) 本公司經於建議供股完成時將予發行及配發之供股股份及紅股所擴大之已發行股本面值總額之20%；或

(ii) (倘建議供股失效)本公司於生效日已發行股本面值總額之20%；及

(C) 就本決議案而言：「有關期間」指通過本決議案起至下列三者中最早日期為止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 股東在股東大會上通過普通決議案撤回或修訂本決議案之日；或

(iii) 依據本公司之細則或任何適用法例規定，本公司須舉行下屆股東週年大會之期限屆滿之日；及

「供股」指向指定記錄日期名列股東名冊之本公司股東，按彼等當時持有該等股份之比例提呈發售股份以供公開認購(惟本公司董事認為必須或適宜時，可就零碎股份或按照任何香港以外地區之法例之任何限制或責任或任何認可管制機構或證券交易所之規定取消股份持有人在此方面之權利或作出其他安排)。」

9. 「**動議**

(A) 根據適用法例及在其規限下，一般及無條件授權董事於有關期間（定義見下文）行使本公司所有權力以購回本公司股本中之股份；

(B) 據上文第9(A)項決議案之批准，可購回股份之總面值不得超過

(i) 本公司經供股股份及紅股擴大後已發行股本總面值之10%；或

(ii) （倘建議供股失效）本公司於生效日已發行股本總面值之10%；及

(C) 就本決議案而言：「有關期間」指通過本決議案起至下列三者中最早日期為止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 股東在股東大會上通過普通決議案撤回或修訂本決議案之日；或

(iii) 依據本公司之細則或任何適用法例規定，本公司須舉行下屆股東週年大會之期限屆滿之日。」

10. 「**動議**待召開大會之通告（本決議案為其中一部份）所載之第8及第9項決議案獲批准後，本公司依據及根據第9項決議案購回之本公司股本中之股份之總面值將加入本公司董事依據及根據第8項決議案可能配發或有條件或無條件同意配發之本公司股本之總面值中。」

承董事會命
和記行（集團）有限公司
公司秘書
吳心瑜

香港，二零零二年二月二十日

註冊辦事處：

Cedar House

41 Cedar Avenne

Hamilton HM 12

Bermuda

香港主要辦事處：

香港

皇后大道中50-52號

陸佑行5樓

附註：

(1) 凡有權出席股東特別大會並可於會上投票之本公司股東，均有權委任一位或多位委任代表代其出席及投票，委任代表無須為本公司之股東。

(2) 代表委任表格連同簽署人之授權書或其他授權文件（如有）或該等文件經公證人簽署證明之副本，最遲須於股東特別大會或其任何續會召開時間48小時前交回本公司之股份過戶分處標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。

(3) 倘屬聯名股份登記持有人，任何一位持有人均可就該等股份親身或以委任代表在股東特別大會上投票，猶如擁有全部權益無異。倘超過一位聯名持有人親身或委任代表出席股東特別大會，則在本公司股東名冊就該等股份排名於首之持有人方有權就該等股份投票。

(4) 本公司股東於應付委任代表之文據後，仍可親身出席大會並於會上投票表決；在此情況下，委任代表之文據將視作遭撤銷。

(5) 隨函附奉股東特別大會適用之代表委任表格。

CR

Companies Registry
公司註冊處

'02 MAR 28 AM 8:

Form 表格 F4

Return of Alteration in the Charter, Statutes etc. of an Oversea Company
海外公司修改憲章、法規等的申報表

Company Number 公司編號

F 5056

1 Company Name 公司名稱

Wo Kee Hong (Holdings) Limited

2 Country of Incorporation 成立爲法團所在國家

Bermuda

(Note 註 2) 3 Document(s) Constituting or Defining the Constitution of the company which is (are) altered
被修改的有關組織公司或界定公司組織的文件

New Bye-Laws 140(A)

(Note 註 3) 4 Certified Copy of the Alteration attached 隨本申報表夾附的有關修改的核證副本

A special resolution passed at the Special General Meeting dated 15 March 2002 duly signed by the Chairman of the Meeting.

5 Effective Date of Change 生效日期

DD 日	MM 月	YYYY 年
15	3	2002

Signed 簽名 :

(Name 姓名) : (Phyllis Sum Yu NG) Date 日期 : 20 March 2002

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

Wo Kee Hong Group
10/F., Block A, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories

Attn. : The Company Secretary

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

22/03/2002	66357395
CR No. :	F-005056-
Sh. Form :	F4
13	$20.00
TOTAL(CSH)	$20.00

First revision to Specification No. 1/98 (Amendment No. 1/2000)
指明編號第 1/98 號的第 1 期修訂(修訂編號第 1/2000 號)

Certified True Copy

Director/Secretary

SPECIAL RESOLUTION
OF
WO KEE HONG (HOLDINGS) LIMITED
(Incorporated in Bermuda with limited liability)

Passed on 15 March 2002

At a special general meeting of the Company duly convened and held at Shatin Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Friday, 15 March 2002 at 9:00 a.m., the following resolution was duly passed as Special Resolution:-

SPECIAL RESOLUTION

"**THAT**, the Bye-laws of the Company be and are hereby altered by deleting and replacing Bye-law 140(A) with the following new Bye-law 140(A):

> "The Company in general meeting may, upon recommendation of the Board, resolve to capitalise any part of the Company's reserves (including any contributed surplus account and also including any share premium account or other undistributable reserve, but subject to the provisions of the law with regard to unrealised profits) or undivided profits not required for the payment or provision of the dividend on any shares with a preferential right to dividend, and accordingly that such part be subdivided amongst such members in such proportions as approved by the Board, whether in pro rata to all members or otherwise, on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures or other securities of the Company to be allotted and distributed credited as fully paid to and amongst such members in such proportion as approved the Board as aforesaid, or partly in one way and partly in the other; provided that for the purpose of this Bye-Law, any amount outstanding to the credit of share premium account may only be applied in the paying up of unissued shares to be issued to members as fully paid up shares.""

Dated the 15th day of March 2002

Richard Man Fai LEE
Chairman of the Meeting

C:\WINDOWS\TEMP\a9vi0x3i.doc

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Form of proxy for use at the Special General Meeting or any adjournment thereof

I/We[1] ______________________________

of ______________________________

being holder(s) of ______________ [2] shares of HK$0.10 each in the capital of WO KEE HONG (HOLDINGS) LIMITED (the "Company"),

HEREBY APPOINT the Chairman of the meeting[3] or ______________________________
as my/our proxy to act for me/us at the Special General Meeting (or at any adjournment thereof) of the Company, to be held at Shatin Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Friday, 15 March 2002 at 9:00 a.m. and in particular (but without limitation) at such meeting (or any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolution set out in the notice concerning the said meeting as indicated below, or, if no such indication is given, as my/our proxy thinks fit.

		For [4]	Against [4]
1.	conditional upon the passing of Resolutions 4 and 5, (A) with effect from 4:00 p.m. (Hong Kong time) on the Business Day following the date on which this Resolution is passed (the "Effective Date"), the issued share capital of the Company be and is hereby reduced from HK$140,887,117.80 to HK$1,408,871.17 on the basis of 1,408,871,178 shares of HK$0.10 each (the "Shares") in issue as at the date of the passing of this Resolution, by the cancellation of HK$0.099 paid up capital on each issued Share (the "Capital Cancellation"); (B) with effect from the Effective Date, the authorised share capital of the Company be reduced from HK$350,000,000 to HK$210,521,753.37 as a result of the Capital Cancellation; (C) with effect from the Effective Date, the share premium account of the Company be reduced by the amount of HK$343,542,000 and the directors of the Company be and are hereby authorised to transfer the amount of approximately HK$343,542,000 from the share premium account of the Company to the contributed surplus account of the Company and thereafter to apply such amount to set off against part of the accumulated loss of the Company as at 30 June 2001; (D) the directors of the Company be and are hereby authorised to transfer the credit arising from the Capital Cancellation in the amount of approximately HK$139,478,000 to the contributed surplus account of the Company and thereafter to apply such amount to set off against the amount of accumulated loss of the Company as at 31 June 2001		
2.	the Bye-laws of the Company be and are hereby altered by deleting and replacing Bye-law 140(A) with the following new Bye-law 140(A): "The Company in general meeting may, upon recommendation of the Board, resolve to capitalise any part of the Company's reserves (including any contributed surplus account and also including any share premium account or other undistributable reserve, but subject to the provisions of the law with regard to unrealised profits) or undivided profits not required for the payment or provision of the dividend on any shares with a preferential right to dividend, and accordingly that such part be sub-divided amongst such members in such proportions as approved by the Board, whether in pro rata to all members or otherwise, on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures or other securities of the Company to be allotted and distributed credited as fully paid to and amongst such members in such proportion as approved the Board as aforesaid, or partly in one way and partly in the other; provided that for the purpose of this Bye-Law, any amount outstanding to the credit of share premium account may only be applied in the paying up of unissued shares to be issued to members as fully paid up shares"		
3.	conditional upon the passing of Resolution 7 and with effect from the Effective Date, the share premium account of the Company be reduced by the amount of not more than HK$4,300,384.71 and the directors of the Company be and are hereby authorised to transfer the amount of not more than HK$4,300,384.71 to the contributed surplus account of the Company and thereafter to apply such amount to pay up the Bonus Shares (as defined in Resolution 6 below)		
4.	conditional upon the passing of Resolutions 1 and 5, with effect from the Effective Date, all the issued shares of HK$0.001 (the "Reduced Shares") in the capital of the Company be consolidated on the basis of every 10 issued Reduced Shares being consolidated into one share of HK$0.01 each (the "Adjusted Share")		
5.	conditional upon the passing of Resolutions 1 and 4, with effect from the Effective Date, each Share in the authorised and unissued share capital of the Company be subdivided into 10 Adjusted Shares		
6.	conditional upon the passing of Resolutions 2, 3 and 7, the allotment and issue of not less than 140,887,117 Adjusted Shares and not more than 143,346,157 Adjusted Shares (the "Rights Shares") with not less than 422,661,351 Adjusted Shares and not more than 430,038,471 Adjusted Shares credited as fully paid (the "Bonus Shares") to shareholders of the Company whose addresses are in Hong Kong as shown on the register of members of the company as at 15 March 2002 (the "Qualifying Shareholders") on the basis of one Rights Share for every Adjusted Share then held by the Qualifying Shareholders with three Bonus Shares for every Rights Share on and subject to the terms and condition of the rights issue prospectus, the provisional allotment letter and the excess application forms for the Rights Shares, all of which are to be dated 15 March 2002 (together the "Rights Issue Documents") (the "Proposed Rights Issue")		
7.	conditional upon the passing of Resolutions 2, 3 and 6, the directors of the Company be and are hereby authorised to apply an amount of not more than HK$4,300,384.71 standing in the credit of the contributed surplus account to credit the Bonus Shares to be allotted and issue pursuant to the Proposed Rights Issue as fully paid up Adjusted Shares in the capital of the Company		
8.	the granting of a general mandate to the directors of the Company to allot and issue shares not exceeding 20 per cent. of either the aggregate nominal value of the share capital of the Company in issue as enlarged by the Rights Shares and the Bonus Shares to be allotted and issued pursuant to the Proposed Rights Issue or the aggregate nominal value of the share capital of the Company in issue on the Effective Date in the event the Proposed Rights Issue lapsed		
9.	the granting of a general mandate to the directors of the Company to repurchase shares in the capital of the Company up to 10 per cent. of the aggregate nominal value of the share capital of the Company in issue as enlarged by the Rights Shares and the Bonus Shares to be allotted and issued pursuant to the Proposed Rights Issue or the aggregate nominal value of the share capital of the Company in issue on the Effective Date in the event the Proposed Rights Issue lapsed		
10.	the granting of a general mandate to the directors of the Company to allot and issue shares representing the aggregate nominal value of the issued share capital of the Company repurchased by the Company pursuant to the general mandate set out in the Resolution 9		

Signature[5] ______________________________ Dated ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all those shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the meeting" or and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR" THE RELEVANT RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST" THE RELEVANT RESOLUTION. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be delivered to the Company's branch share registrar in Hong Kong, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting.
7. Where there are joint registered holders of any Shares, any one of such persons may vote at the special general meeting, either personally or by proxy, in respect of Shares as if he/she were solely entitled thereto, but if more than one of such joint holders be present at the special general meeting personally or by proxy, that one of the said person so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
8. Any member of the Company entitled to attend and vote at the special general meeting is entitled to appoint one or more proxies to attend and subject to the provisions of the bye-laws of the Company, vote instead of him. A proxy need not be a member of the Company.
9. Completion and deposit of the form of proxy will not preclude you from attending and voting at the meeting if you so wish. In such event, Form of proxy shall be deemed to be revoked.
10. Resolutions number 1, 2 and 3 are to be passed by way of special resolutions and Resolutions number 4, 5, 6, 7, 8, 9 and 10 are to be passed by way of ordinary resolutions.

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司

（於百慕達註冊成立之有限公司）

股東特別大會或任何續會之代表委任表格

本人／吾等[1] ____________________

地址為 ____________________

為和記行（集團）有限公司（「本公司」）股本中每股面值0.10港元[2] ____________________ 股股份之持有人，

茲委任[3]大會主席或 ____________________

地址為 ____________________

為本人／吾等之代表，代表本人／吾等出席本公司於二零零二年三月十五日（星期五）上午九時正假座香港新界荃灣荃華街3號九龍悅來酒店30樓沙田廳舉行之股東特別大會（或其任何續會），並在該大會上（或其任何續會）代表本人／吾等以本人／吾等名義就考慮及酌情通過載列於大會通告之決議案，按下列指示就決議案投票，或如無作出任何指示，則由本人／吾等代表酌情投票。

		贊成[4]	反對[4]
1.	待第4項及第5項決議案通過後， (A) 由本決議案通過之日（「生效日期」）起之營業日下午四時（香港時間）起，透過註銷每股已發行股份之0.099港元之繳足股本，按本決議案通過之日1,408,871,178股每股面值0.10港元之已發行股份（「股份」）之基準，將本公司已發行股本由140,887,117.80港元減至1,408,871.17港元（「股本註銷」）； (B) 由生效日期起，將本公司之法定股本隨股本註銷而由350,000,000港元減至210,521,753.37港元； (C) 由生效日期起，本公司之股份溢價賬將減少343,542,000港元並授權本公司董事從本公司之股份溢價賬中轉撥約343,542,000港元至本公司之實繳資本盈餘賬，並自此將該等款項用作抵銷本公司於二零零一年六月三十日之累積虧損之部份； (D) 授權本公司董事將股本註銷所產生之進賬約139,478,000港元轉撥至本公司之實繳資本盈餘賬，並自此將該等款項用作抵銷本公司於二零零一年六月三十日之累積虧損結餘		
2.	刪除本公司之公司細則第140(A)條，並代以下列新細則第140(A)條，藉此修改本公司之公司細則： 「本公司於股東大會上在董事會建議下，可議決將本公司儲備（包括任何實繳資本盈餘賬，亦包括任何股份溢價賬或其他未分配之儲備，惟須受法例上有關未變現溢利之條文所限）之任何部份或無須就繳付附有優先權獲派股息之任何股份之未分配溢利或股息之撥備撥作資本。因此，該等部份將按董事會所批准之有關比例分配予該等股東（不論按比或以其他方式例分配予所有股東），有關部份不能以現金支付惟可用於支付該等股東當時所持之任何股份未繳付金額或按上文所述董事會批准之該等比例悉數繳足本公司將予配發及分配列作繳足之未發行股份或債券或其他證券，或以一種方式繳付部份及以另一方式繳付另一部份；惟就本細則而言，股份溢價賬進賬之任何金額僅可動用以支付將發行予股東之未予發行股份作為繳足股份。」		
3.	待召開大會之通告（本決議案為其中一部份）所載之第7項決議案獲通過；由生效日期起，本公司之股份溢價賬將減少不超過4,300,384.71港元並授權本公司董事轉撥不超過4,300,384.71港元至本公司之實繳資本盈餘賬，並自此將該等款項用作繳付紅股（定義見召開大會之通告所載之第6項決議案（本決議案為其中一部份）。」		
4.	待第1項及第5項之決議案通過後，由生效日期起，將所有本公司股本中每股面值0.001港元之已發行股份（「削減股份」）按每10股已發行削減股份合併為1股每股面值為0.01港元股份之基準合併（「經調整股份」）		
5.	待第1項及第4項決議案通過後，由生效日期起，將本公司法定及未發行股本中每股股份分拆為10股經調整股份		
6.	待第2、第3及第7項決議案獲通過後，按合資格股東就每股經調整股份所持有之供股股份及就每股供股股份所持有之3股紅股；及按供股股份之供股章程、暫定配發函件及超額供股股份申購表格（全部日期均為二零零二年三月十五日，統稱「供股文件」）之條款所限（「供股建議」），配發及發行不少於140,887,117股經調整股份以及不超過143,346,157股經調整股份（「供股股份」）及不少於422,661,351經調整股份及不超過430,038,471入賬列作繳足之經調整股份（「紅股」）將發行予本公司於二零零二年三月十五日之股東名冊所示之股東（地址為香港）（「合資格股東」）		
7.	待第2、第3及第6項項決議案通過，授權本公司董事將實繳資本盈餘賬進賬不多於4,300,384.71港元用於將根據供股建議將予配發及發行之紅股入賬列作本公司股本中之繳足經調整股份		
8.	向本公司之董事授出一般授權，以配發及發行不超過本公司經根據供股建議將予配發及發行之供股股份及紅股所擴大之已發行股本總額或（倘建議供股失效）本公司於生效日期已發行股本總額之20%		
9.	向本公司之董事授出一般授權，以購回本公司經供股股份及紅股擴大後已發行股本總面值或（倘建議供股失效）本公司於生效日期已發行股本總面值之10%		
10.	向本公司董事授予一般授權以配發及發行相當於本公司根據第9項決議案所載之一般授權所購回之已發行股本總面值		

簽署[5] ____________________　　　　日期：____________________

附註：

1. 請以正楷填上全名及地址。
2. 請填上本代表委任表格所涉及以 閣下名義登記之股份數目。如無填報股份數目，本代表委任表格將被視為與所有以 閣下名義登記之本公司股份有關。
3. 如欲委任大會主席以外之任何人士為代表，請將「大會主席或」之字樣刪去，並在空欄內填上所擬委派代表之姓名及地址。**本代表委任表格內之任何修改，均須由簽署人簡簽示可。**
4. **重要提示： 閣下如欲投票贊成決議案，請在有關決議案之「贊成」欄內填上「✓」號， 閣下如欲投票反對決議案，則請在有關決議案之「反對」欄內填上「✓」號。**如不填寫任何一欄， 閣下之委任代表有權自行酌請就決議案投票。 閣下之委任代表亦有權就任何並無載於大會通告但循正當途徑於會上提呈之決議案自行酌情投票。
5. 本代表委任表格須由 閣下或獲 閣下以書面正式授權之代理人簽署，如為一間公司，則須加蓋公司印鑑或由公司負責人或獲正式授權之代理人親筆簽署。
6. 本代表委任表格，連同經簽署之授權書或其他授權文件（倘有）或經公證人簽署證明之有關副本，最遲須於大會或其任何續會指定舉行時間48小時前，送達本公司於香港之股份過戶登記處標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。
7. 如屬股份之聯名持有人，任何一位該等人士均可親自或委派代表就所持股份於股東特別大會上投票，猶如彼為唯一有權投票人士；惟倘超過一位聯名持有人親自或委派代表出席股東特別大會，則只有就所持股份而在股東名冊上名列首位之人士方有權投票。
8. 凡有權出席大會並於會上投票之投東均有權委任一名或多名代表出席，並受本公司細則之條文所限代其投票。受委代表毋須為本公司之股東。
9. 填妥及交回代表委任表格後， 閣下仍可親身出席大會並於會上投票。在該情況下，代表委任表格將被視作為撤銷。
10 第1、第2及第3項決議案將以特別決議案方式通過，而第4、第5、第6、第7、第8、第9及第10項決議案將以普通決議案方式通過。

THIS PROSPECTUS IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this Prospectus or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this Prospectus and the accompanying provisional allotment letter and the form of application for excess Rights Shares to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Dealings in the Adjusted Shares (as defined herein) of the Company may be settled through the Central Clearing and Settlement System and you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser for details of those settlement arrangements and how such arrangements may affect your rights and interests.

A copy of this Prospectus, together with copies of the provisional allotment letter and the form of application for excess Rights Shares, have been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance of Hong Kong. A copy of this prospectus, together with copies of the provisional allotment letter and the form of application for excess Rights Shares, have been filed with the Registrar of Companies in Bermuda in accordance with the Companies Act 1981 of Bermuda. The Registrar of Companies in Hong Kong, the Securities and Futures Commission in Hong Kong and the Registrar of Companies in Bermuda take no responsibility as to the contents of any of the documents referred to above.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this Prospectus, the provisional allotment letter or the form of application for excess Rights Shares, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Prospectus, the provisional allotment or the form of application for excess Rights Shares.

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

02 MAR 28 AM 8:07

RIGHTS ISSUE
OF NOT LESS THAN 140,887,117 RIGHTS SHARES OF HK$0.01 EACH
AT HK$0.35 PER RIGHTS SHARE
ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY ADJUSTED SHARE
HELD ON THE RECORD DATE WITH THE BONUS SHARE ISSUE
ON THE BASIS OF THREE BONUS SHARES
FOR EVERY RIGHTS SHARE TAKEN UP PAYABLE IN FULL ON ACCEPTANCE

Financial adviser to WO KEE HONG (HOLDINGS) LIMITED

集滙團富 **Kingsway Capital Limited**

Underwriter

集滙團富 **Kingsway SW Securities Limited**

It should be noted that the Underwriter may terminate the Underwriting Agreement by notice in writing given by the Underwriter to the Company at any time if, prior to 5:00 p.m. on the third Business Day after the latest date for acceptance of, and payment for the Rights Shares falls, which is expected to be Wednesday, 10 April 2002, there shall develop, occur, exist or come into effect: (a) any new law or regulation or any change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong or any other place in which any member of the Group conducts or carries on business; or (b) any change in, or any event or series of events resulting or likely to result in any change in, local, national or international financial, political, military, industrial, economic, currency or (whether or not sui generis with any of the foregoing) market conditions; or (c) any change in the conditions of local, national or international securities markets (including but without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise), which: (1) is or will have a material adverse effect on the Company or the Group or the Rights Issue; or (2) has or will have a material adverse effect on the success of the Rights Issue or the level of Rights Shares taken up; or (3) makes it inadvisable or inexpedient for the Company to proceed with the Rights Issue. Upon the giving of notice pursuant to the above, all obligations of the Underwriter under the Underwriting Agreement shall cease and determine and no party shall have any claim against any other party in respect of any matter or thing arising out of or in connection with the Underwriting Agreement provided that the Company shall remain liable to pay to the Underwriter such fees as may then be agreed by the parties to the Underwriting Agreement. If the Underwriter exercises such right, the Rights Issue will not proceed. For details of the Underwriter's right to terminate are set out in the section headed "Underwriting arrangement" of the Letter from the Board on pages 20 to 22 of this Prospectus.

It should also be noted that the existing Shares have been dealt in on an ex-rights basis from Friday, 8 March 2002. Dealings in the Rights Shares in their nil-paid form will take place from Tuesday, 19 March 2002 to Thursday, 28 March 2002 (both dates inclusive). Any Shareholders or other persons contemplating selling or purchasing Shares and/or Rights Shares in their nil-paid form during the period from Tuesday, 19 March 2002 to Thursday, 28 March 2002 who are in any doubt about their position are recommended to consult their professional advisers. Any Shareholders or other persons dealing in Shares up to the date on which all the conditions to which the Rights Issue is subject are fulfilled (being Wednesday, 10 April 2002 which is the date on which the Underwriter's right of termination of the Underwriting Agreement ceases) and any persons dealing in the nil-paid Rights Shares during the period from Tuesday, 19 March 2002 to Thursday, 28 March 2002 will accordingly bear the risk that the Rights Issue may not become unconditional or may not proceed.

Subject to the granting of the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms and the Bonus Shares on the Stock Exchange, and subject to compliance with the stock admission requirements of Hongkong Clearing, the Rights Shares in their nil-paid and fully-paid forms will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in the Central Clearing and the Settlement System established and operated by Hongkong Clearing ("CCASS") with effect from the respective commencement dates of dealings in the Rights Shares in their nil-paid and fully-paid forms and the Bonus Shares, or such other dates as may be determined by Hongkong Clearing. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

No provisional allotment of Rights Shares has been made to Shareholders with addresses outside Hong Kong on the register of members of the Company on the Record Date, being the Overseas Shareholders.

The latest time for acceptance and payment for the Rights Shares is 4:00 p.m. on Thursday, 4 April 2002. The procedure for acceptance and/or transfer of the Rights Shares is set out on pages 16 to 17 of this Prospectus.

15 March 2002

CONTENTS

FORCE MAJEURE

It should be noted that the Underwriter may terminate the Underwriting Agreement by notice in writing given by the Underwriter to the Company at any time if, prior to 5:00 p.m. on the third Business Day after the latest date for acceptance of, and payment for the Rights Shares falls, which is expected to be Wednesday, 10 April 2002, there shall develop, occurs, exist or come into effect:

(a) any new law or regulation or any change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong or any other place in which any member of the Group conducts or carries on business; or

(b) any change in, or any event or series of events resulting or likely to result in any change in, local, national or international financial, political, military, industrial, economic, currency or (whether or not sui generis with any of the foregoing) market conditions; or

(c) any change in the conditions of local, national or international securities markets (including but without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise),

which:

(1) is or will have a material adverse effect on the Company or the Group or the Rights Issue; or

(2) has or will have a material adverse effect on the success of the Rights Issue or the level of Rights Shares taken up; or

(3) makes it inadvisable or inexpedient for the Company to proceed with the Rights Issue.

Upon the giving of notice pursuant to the above, all obligations of the Underwriter under the Underwriting Agreement shall cease and determine and no party shall have any claim against any other party in respect of any matter or thing arising out of or in connection with the Underwriting Agreement provided that the Company shall remain liable to pay to the Underwriter such fees as may then be agreed by the parties to the Underwriting Agreement. If the Underwriter exercises such right, the Rights Issue will not proceed.

The following information is derived from, and should be read in conjunction with, the full text of this Prospectus.

No. of Adjusted Shares in issue	140,887,117 Adjusted Shares or 143,346,157 Adjusted Shares upon full exercise of the Share Options held by the Share Option holders other than the Directors *(Note)*
Basis of Rights Issue	One Rights Share for every Adjusted Share held by a Qualifying Shareholder on the Record Date
No. of Rights Shares to be issued (based on the number of issued Adjusted Shares)	Not less than 140,887,117 Rights Shares and not more than 143,346,157 Rights Shares
Basis of Bonus Share Issue	Three Bonus Shares for every fully-paid Rights Share
No. of Bonus Shares to be issued (based on the number of issued Adjusted Shares)	Not less than 422,661,351 Adjusted Shares and not more than 430,038,471 Adjusted Shares to be issued to the first registered holders of the Rights Shares
Issue Price for the Rights Shares	HK$0.35 each
Amount to be raised by the Rights Issue	Approximately HK$46.8 million, (net of expenses)
Right of excess application	Qualifying Shareholders will have the right to apply for the Rights Shares in excess of their provisional allotments

Overseas Shareholders	If a premium (net of expenses) can be obtained, the Company will sell the Rights Shares which would otherwise have been provisionally allotted to the Overseas Shareholders in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares start. The proceeds of each sale, less expenses, which amount to HK$100 or more will be paid to the relevant Overseas Shareholder in Hong Kong dollars as soon as practicable. The Company will retain individual amount of less than HK$100 for its own benefit.

Note: As at the Latest Practicable Date, there are outstanding Share Options to subscribe for an aggregate of 213,470,000 Shares. Amongst the holders of the Share Options, Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Barry John BUTTIFANT, Mr. Sammy Chi Chung SUEN, Ms. Kam Har YUE and Mr. Jeff Man Bun LEE, all being Directors who, in aggregate, are entitled to subscribe for 188,880,000 Shares, have given irrevocable undertakings to the Company not to exercise the subscription rights attaching to their respective Share Options on or before the Acceptance Date.

EXPECTED TIMETABLE

	2002
Record Date	Friday, 15 March
Despatch of Rights Issue prospectus, provisional allotment letters and excess application forms	Friday, 15 March
Effective Date of the Capital Reorganisation	4:00 p.m., Friday, 15 March
Register of members re-opens	Monday, 18 March
Free exchange of existing share certificates for new share certificates for Adjusted Shares commences	Monday, 18 March
Temporary counter for trading in Adjusted Shares in board lots of 200 Adjusted Shares (in the form of existing share certificates) opens	10:00 a.m. Monday, 18 March
Existing counter for trading in existing Shares closes	10:00 a.m. Monday, 18 March
First day of dealings in nil-paid Rights Shares	Tuesday, 19 March
Latest time for splitting nil-paid Rights Shares	4:00 p.m. Monday, 25 March
Last day of dealings in nil-paid Rights Shares	Thursday, 28 March
Existing counter for trading in Adjusted Shares in board lots of 2,000 Adjusted Shares (in the forms of new share certificates) re-opens	10:00 a.m. Wednesday, 3 April
Parallel trading in Adjusted Shares (in the form of new and existing share certificates) commences	10:00 a.m. Wednesday, 3 April
Designated broker starts to stand in the market to provide matching service	10:00 a.m. Wednesday, 3 April
Latest time for payment and acceptance of Rights Issue	4:00 p.m. Thursday, 4 April

EXPECTED TIMETABLE

	2002
Latest time for the Rights Issue to become unconditional	5:00 p.m. Wednesday, 10 April
Announcement of result of the Rights Issue on newspapers	Thursday, 11 April
Despatch of refund cheques in respect of unsuccessful or partially unsuccessful excess applications posted on or before	Thursday, 11 April
Despatch of share certificates for fully paid Rights Shares and Bonus Shares on or before	Thursday, 11 April
Dealing in fully paid Rights Shares and Bonus Shares commences	Monday, 15 April
Temporary counter for trading in Adjusted Shares in board lots of 200 Adjusted Shares (in the form of existing share certificates) closes	4:00 p.m. Thursday, 25 April
Parallel trading in Adjusted Shares (in the form of new and existing share certificates) ends	4:00 p.m. Thursday, 25 April
Designated broker ceases to stand in the market to provide matching service	4:00 p.m. Thursday, 25 April
Free exchange of existing share certificates for new share certificates ends	Tuesday, 30 April

In this Prospectus, the following expressions have the meanings respectively set opposite them unless the context otherwise requires:

"Acceptance Date"	Thursday, 4 April 2002 or such other date as the Underwriter may agree in writing with the Company as the latest date for acceptance of, and payment for, the Rights Shares
"Adjusted Share(s)"	share(s) of HK$0.01 each in the capital of the Company created upon the Share Subdivision and the Share Consolidation becoming effective
"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Bonus Shares"	not less than 422,661,351 Adjusted Shares and not more than 430,038,471 Adjusted Shares to be issued under the Bonus Share Issue
"Board"	board of Directors
"Bonus Share Issue"	the issue of new Adjusted Shares to the first registered holders of the Rights Shares on the basis of three Bonus Shares to each Rights Share
"Business Day"	a day (excluding Saturday) on which banks are generally open for business
"Capital Reductions"	the proposed reduction in the paid up capital and nominal value of each issued Share from HK$0.10 to HK$0.001 by cancellation of HK$0.099 of the paid up capital for each issued Share, the proposed reduction of the authorised share capital of the Company from HK$350,000,000 to HK$210,521,753.37 and the proposed reduction of the share premium account of the Company as at 30 June 2001 from approximately HK$725,993,000 to approximately HK$382,451,000 for setting off part of the accumulated losses of approximately HK$483,020,000 in the unaudited interim accounts of the Company as at 30 June 2001

"Capital Reorganisation"	the Capital Reductions, the Share Subdivision, the Share Consolidation, the application of an amount of approximately HK$343,542,000 standing to the credit of the share premium account of the Company as at 30 June 2001 and the credit of approximately HK$139,478,000 arising from the cancellation of HK$0.099 of the paid up capital for each issued Share to eliminate the accumulated losses of approximately HK$483,020,000 in the unaudited interim accounts of the Company as at 30 June 2001
"CCASS"	the Central Clearing and Settlement System, established and operated by Hongkong Clearing
"Companies Act"	Companies Act 1981 of Bermuda (as amended)
"Company"	WO KEE HONG (HOLDINGS) LIMITED, an exempted company incorporated in Bermuda with limited liability and the ordinary shares of which are listed on the Stock Exchange
"Controlling Shareholders"	Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Ms. Kam Har YUE, Mr. Jeff Man Bun LEE, Fisherman Enterprises Inc. and Unit Cosmo International Limited together with their respective associates
"Director(s)"	the director(s) of the Company
"EAF(s)"	application form(s) for excess Rights Shares
"General Mandates"	the general and unconditional mandates to grant to the Directors to exercise the power of the Company to allot, issue and otherwise deal with the Adjusted Shares and to repurchase the securities of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hongkong Clearing"	Hong Kong Securities Clearing Company Limited

"Independent Board Committee"	the independent board committee comprising Mr. Boon Seng TAN and Mr. Raymond Cho Min LEE, both of whom are independent non-executive Directors to advise on the proposed Rights Issue including the Bonus Share Issue
"Independent Shareholders"	Shareholders other than the Controlling Shareholders
"Issue Price"	the issue price of HK$0.35 per Rights Share
"Kingsway Capital"	Kingsway Capital Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), a fellow subsidiary of the Underwriter and the financial adviser to the Company
"Kingsway SW Securities" or "Underwriter"	Kingsway SW Securities Limited, a company incorporated in Hong Kong with limited liability in accordance with the Companies Ordinance and a securities dealer registered with the Securities and Futures Commission under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and a fellow subsidiary of Kingsway Capital
"Latest Practicable Date"	Tuesday, 12 March 2002, being the latest practicable date prior to the printing of this Prospectus for the purpose of ascertaining certain information for inclusion in this Prospectus
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the PRC
"Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Overseas Shareholder(s)"	Shareholder(s) whose name(s) appear(s) on the register of members of the Company as at the close of business on the Record Date and whose address(es) as shown in the register of members of the Company on that date is/are outside Hong Kong

"PAL(s)"	provisional allotment letter(s) in respect of the Rights Issue
"PRC"	the People's Republic of China, which for the purpose of this circular does not include Hong Kong, Macau and Taiwan
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue
"Qualifying Shareholder(s)"	Shareholder(s) other than the Overseas Shareholders whose name(s) appear(s) on the register of members of the Company as at the close of business on the Record Date
"Record Date"	Friday, 15 March 2002, the record date by reference to which entitlements under the Rights Issue will be determined
"Reduced Share(s)"	share(s) of HK$0.001 each in the capital of the Company after reducing the par value of the issued Share(s) from HK$0.10 each to HK$0.001 each but before the Share Consolidation
"Rights Issue"	the issue of the Rights Shares at the Issue Price in the proportion of one Rights Share for every Adjusted Share held on the Record Date with three Bonus Shares for every fully-paid Rights Share
"Rights Issue Documents"	the Prospectus, the PALs and EAFs
"Rights Shares"	not less than 140,887,117 Adjusted Shares and not more than 143,346,157 Adjusted Shares
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"SGM"	the special general meeting to be convened by the Company at Shatin Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Friday, 15 March 2002 at

	9:00 a.m. to consider and if thought fit to pass, inter alia, relevant resolutions regarding the Capital Reorganisation, the Rights Issue with the Bonus Share Issue, amendment to the bye-laws and the General Mandates
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company prior to the Capital Reorganisation becoming effective
"Shareholder(s)"	the holder(s) of the Share(s) or the holder(s) of the Adjusted Share(s), as the case may be
"Share Consolidation"	consolidation of every ten Reduced Shares of HK$0.001 each into one Adjusted Share
"Share Options"	options granted or to be granted under the Share Option Schemes
"Share Option Schemes"	the share option schemes of the Company adopted on 22 June 1991 and 28 June 2001 respectively
"Share Subdivision"	subdivision of every authorised and unissued Share into ten Adjusted Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Underwriting Agreement"	the underwriting agreement dated 30 January 2002 between the Company, the Controlling Shareholders and the Underwriter in respect of the Rights Issue
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"S$"	the lawful currency of Singapore
"%"	per cent.

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
Wing Sum LEE *(Chairman)*
Richard Man Fai LEE
(Vice Chairman & Chief Executive Officer)
Barry John BUTTIFANT *(Managing Director)*
Sammy Chi Chung SUEN
Jeff Man Bun LEE

Non-executive Director:
Kam Har YUE

Independent non-executive Directors:
Boon Seng TAN
Raymond Cho Min LEE

Registered office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
5th Floor
Loke Yew Building
50-52 Queen's Road Central
Hong Kong

15 March 2002

To the Qualifying Shareholders and, for information only, Overseas Shareholders

Dear Sir or Madam,

RIGHTS ISSUE
OF NOT LESS THAN 140,887,117 RIGHTS SHARES OF HK$0.01 EACH
AT HK$0.35 PER RIGHTS SHARE
ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY ADJUSTED SHARE
HELD ON THE RECORD DATE WITH THE BONUS SHARE ISSUE
ON THE BASIS OF THREE BONUS SHARES
FOR EVERY RIGHTS SHARE TAKEN UP PAYABLE IN FULL ON ACCEPTANCE

INTRODUCTION

On 1 February 2002, the Board announced that, subject to the fulfilments of the conditions of the Rights Issue as mentioned in the section headed "Conditions of the Rights Issue" below, the Company will raise approximately HK$46.8 million (net of expenses), by way of the Rights Issue of not less than 140,887,117 Adjusted Shares, in the proportion of one Rights Share for every Adjusted Share held by a Qualifying Shareholder on the Record Date at the Issue Price. Three Bonus Shares will be issued for every fully-paid Rights Share.

On 15 March 2002, resolutions approving the Capital Reorganisation, the Rights Issue with Bonus Share Issue, amendment to the bye-laws and the granting of the General Mandates were approved at the SGM of the Company. The Capital Reorganisation comprised of the Capital Reductions, Share Subdivision and Share Consolidation will become effective on 15 March 2002 at 4:00 p.m.

Kingsway Capital has been appointed as the financial adviser to the Company and Kingsway SW Securities has been appointed as the underwriter of the Rights Issue. Each of Kingsway Capital and Kingsway SW Securities are independent third parties not connected with the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates.

The purpose of the Prospectus is to give you further information of the Rights Issue with the Bonus Share Issue, including information on dealings and transfer of Rights Shares in their nil-paid form, the procedure for acceptance of provisional allotment of Rights Shares and application for excess Rights Shares, certain financial information and other information of the Group.

RIGHTS ISSUE

Issue statistics

Basis of Rights Issue:	One Rights Share for every Adjusted Share held by a Qualifying Shareholder on the Record Date
No. of issued Adjusted Shares upon the Capital Reorganisation becoming effective:	140,887,117 Adjusted Shares or 143,346,157 Adjusted Shares upon full exercise of the Share Options held by the Share Option holders other than the Directors *(Note)*
No. of Rights Shares: (based on the number of issued Adjusted Shares)	Not less than 140,887,117 Rights Shares and not more than 143,346,157 Rights Shares
Issue Price for the Rights Shares:	HK$0.35 each
No. of Bonus Shares:	Not less than 422,661,351 Adjusted Shares and not more than 430,038,471 Adjusted Shares to be issued to the first registered holders of the Rights Shares on the basis of three Bonus Shares for every Rights Share

Note: As at the Latest Practicable Date, there are outstanding Share Options to subscribe for an aggregate of 213,470,400 Shares. Amongst the holders of the Share Options, Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Barry John BUTTIFANT, Mr. Sammy Chi Chung SUEN, Ms. Kam Har YUE and Mr. Jeff Man Bun LEE, all being Directors who, in aggregate, are entitled to subscribe for 188,880,000 Shares, have given irrevocable undertakings to the Company not to exercise the subscription rights attaching to their respective Share Options on or before the Acceptance Date.

Qualifying Shareholders

The Company has sent PALs and EAFs to the Qualifying Shareholders only.

To qualify for the Rights Issue, a Shareholder must:

- be registered as a member of the Company on the Record Date; and
- have an address in Hong Kong on the register of members of the Company on the Record Date.

Closure of register of members

The register of members of the Company was closed from Tuesday, 12 March 2002 to Friday, 15 March 2002 (both dates inclusive). No transfer of Shares will be registered during this period.

Issue Price for the Rights Shares

HK$0.35 per Rights Share, payable in full when a Qualifying Shareholder accepts the relevant provisional allotment of Rights Shares or applies for excess Rights Shares or when a transferee of nil-paid Rights Shares applies for the Rights Shares.

The Issue Price was agreed based on arm's length negotiations between the Company and the Underwriter.

The following table summarises the comparison of the Issue Price to the trading prices of the Shares on an ex-rights basis:

	Before the Capital Reorganisation	Upon the Capital Reorganisation becoming effective
Issue Price	HK$0.035	HK$0.350
A. The closing price of the Shares as at the Latest Practicable Date on an ex-rights basis	HK$0.018	HK$0.180
Premium to the closing price as at the Latest Practicable Date on an ex-rights basis	94.4%	94.4%
B. The average closing price for the ten trading days up to and including the Latest Practicable Date on an ex-rights basis	HK$0.024	HK$0.240
Premium to the ten days' average closing price on an ex-rights basis	45.8%	45.8%

Note: The Issue Price of a Rights Share is HK$0.350 and thus the theoretical issue price of a Rights Share before the Capital Reorganisation becoming effective is HK$0.035 (HK$0.350 divided by 10).

As each Rights Share carries with it the entitlement for three Bonus Shares, the effective issue price for each Rights Share would be approximately HK$0.088. The following table summarises the comparison of the effective issue price to the trading prices of the Shares on an ex-rights basis:

	Before the Capital Reorganisation	Upon the Capital Reorganisation becoming effective
Effective issue price	HK$0.009	HK$0.088
A. The closing price of the Shares as at the Latest Practicable Date on an ex-rights basis	HK$0.018	HK$0.180
Discount to the closing price as at the Latest Practicable Date on an ex-rights basis	51.4%	51.4%
B. The average closing price for ten trading days up to and including the Latest Practicable Date on an ex-rights basis	HK$0.024	HK$0.240
Discount to ten days' average closing price on an ex-rights basis	63.5%	63.5%

Note: The effective issue price of a Rights Share is approximately HK$0.088 and thus the theoretical effective issue price of the Rights Share before the Capital Reorganisation becoming effective is approximately HK$0.009 (HK$0.088 divided by 10).

Basis of provisional allotment

One Rights Share for every Adjusted Share held by a Qualifying Shareholder on the Record Date.

In conjunction with the Rights Issue, the Company proposed to issue Bonus Shares to the first registered holders of the fully-paid Rights Shares on the basis of three Bonus Shares for every fully-paid Rights Share subscribed for.

Status of the Rights Shares and the Bonus Shares

When allotted and fully paid, the Rights Shares and the Bonus Shares will rank pari passu with the then Adjusted Shares and holders of such Rights Shares will receive all future dividends and distributions which are declared, made or paid after the date of allotment of the Rights Shares and the Bonus Shares.

Share certificates for the Rights Shares and the Bonus Shares

Subject to the fulfillment of the conditions of the Rights Issue, share certificates for all fully-paid Rights Shares and the Bonus Shares are expected to be posted on or before Thursday, 11 April 2002 to those who have accepted and (where applicable) applied for, and paid for the Rights Shares at their own risk.

Rights of Overseas Shareholders

The Rights Issue Documents have not been registered or filed under applicable securities legislation of any jurisdictions other than Hong Kong and Bermuda. No provisional allotment of Rights Shares will be made to the Overseas Shareholders. The Company has sent a Prospectus to the Overseas Shareholders for their information only. The Company has not sent PALs or EAFs to the Overseas Shareholders.

If a premium (net of expenses) can be obtained, the Company will sell the Rights Shares which would otherwise have been provisionally allotted to the Overseas Shareholders in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares start. The proceeds of each sale, less expenses, which amount to HK$100 or more will be paid to the relevant Overseas Shareholder in Hong Kong dollars as soon as practicable. The Company will retain individual amount of less than HK$100 for its own benefit.

Procedure for acceptance and/or transfer of the Rights Shares

Qualifying Shareholders will find enclosed with this Prospectus a PAL which entitles Qualifying Shareholders to take up the number of Rights Shares shown therein. If any Qualifying shareholder wishes to exercise his rights to take up all the Rights Shares specified in the PAL, he will need to lodge the PAL in accordance with the instructions printed thereon, together with a remittance for the full amount payable on acceptance, with the branch share registrar of the Company in Hong Kong, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by not later than 4:00 p.m. on Thursday, 4 April 2002. All remittances must be made by cheques or banker's cashier orders in Hong Kong dollars. Cheques must be drawn on an account with, and banker's cashier orders must be issued by, a registered bank in Hong Kong and made payable to "WO KEE HONG (HOLDINGS) LIMITED – Rights Issue Account" and crossed "**Account Payee Only**".

It should be noted that unless the PAL is duly completed, together with the appropriate remittance, and lodged with the branch share registrar of the Company in Hong Kong, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by not later than 4:00 p.m. on Thursday, 4 April 2002 whether by the original allottee or any person to whom the rights have been validly transferred, the relevant provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled.

If any Qualifying Shareholder wishes to accept only part of his provisional allotment and/or to transfer a part of his right to subscribe for the Rights Shares provisionally allotted to him thereunder, or to transfer his rights to more than one person, the PAL must be surrendered and lodged for cancellation by not later than 4:00 p.m. on Monday, 25 March 2002 with the branch share registrar of the Company in Hong Kong, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong which will cancel the original PAL and issue new PALs in denominations required on or before Thursday, 28 March 2002.

The PAL contains further information regarding the procedures to be followed for acceptance and/or transfer of the whole or part of your provisional allotment.

All cheques and banker's cashier orders will be presented for payment following receipt and all interest earned on such monies will be retained for the benefit of the Company. Completion and lodgement of a PAL together with a cheque or banker's cashier order in payment for the Rights Shares accepted will constitute a warranty by the subscriber that the cheque or banker's cashier order will be honoured on first presentation. Without prejudice to its rights in respect thereof (but subject to the terms of the Underwriting Agreement), the Company reserves the right to reject any PAL in respect of which the accompanying cheque or banker's cashier order is dishonoured on first presentation and, in any event, the relevant provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled and will be available for application on EAFs.

If the conditions of the Rights Issue as set out in the subsection "Conditions of the Rights Issue" above are not fulfilled, the monies received in respect of applications for Rights Shares will be returned to the Qualifying Shareholders or such other persons to whom the nil-paid Rights Shares shall have been validly transferred without interest by means of cheques despatched in the ordinary post at the risk of such Qualifying Shareholders or such other persons on or before Thursday, 11 April 2002.

Application for excess Rights Shares

Qualifying Shareholders are entitled to apply for any unsold entitlements of the Overseas Shareholders and any Rights Shares provisionally allotted but not accepted or otherwise subscribed for by transferees of nil-paid Rights Shares. The fully-paid Rights Shares issued pursuant to excess applications will also be issued with Bonus Shares on the basis of three Bonus Shares for every fully-paid Rights Share.

Applications can be made by completing the EAFs for excess Rights Shares and lodging the same with a separate remittance for the excess Rights Shares being applied for. The Directors will allocate the excess Rights Shares at their discretion, but on a fair and reasonable basis, and will give preference to topping-up odd lots to whole board lots.

If any Qualifying Shareholder wishes to apply for any Rights Shares in addition to his provisional allotment under the Rights Issue, he must complete and sign the enclosed EAF as indicated therein and lodge it, together with a separate remittance for the amount payable on application in respect of the excess Rights Shares applied for, with the branch share registrar of the Company in Hong Kong, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by not later than 4:00 p.m. on Thursday, 4 April 2002. All remittances must be made by cheques or banker's cashier orders in Hong Kong dollars. Cheques must be drawn on an account with, and banker's cashier orders must be issued by, a registered bank in Hong Kong and made payable to "WO KEE HONG (HOLDINGS) LIMITED – Excess Application Account" and crossed "Account Payee Only".

If no excess Rights Shares are allotted to such Qualifying Shareholders, it is expected that the amount tendered on such application will be refunded to them in full without interest by means of a cheque despatched in the ordinary post at your own risk on or before Thursday, 11 April 2002. If the number of excess Rights Shares allotted to you is less than that applied for, it is expected that the surplus application monies will be refunded to them without interest by means of a cheque despatched in the ordinary post at your own risk on or before Thursday, 11 April 2002.

All cheques and banker's cashier orders will be presented for payment following receipt and all interest earned on such monies will be retained for the benefit of the Company. Completion and lodgement of an EAF together with a cheque or banker's cashier order in payment for the excess Rights Shares applied for will constitute a warranty by the applicant that the cheque or banker's cashier order will be honoured on first presentation. Without prejudice to its rights in respect thereof (but subject to the terms of the Underwriting Agreement), the Company reserves the right to reject any EAF in respect of which the accompanying cheque or banker's cashier order is dishonoured on first presentation.

An EAF is for use only by the Qualifying Shareholders to whom it is addressed and is not transferable. All documents, including cheques or banker's cashier orders for amount due, will be sent by ordinary post at the risk of the persons entitled thereto to their registered addresses.

If the conditions of the Rights Issue as set out in the subsection "Conditions of the Rights Issue" above are not fulfilled, the monies received in respect of applications for excess Rights Shares will be returned to the applicants in full without interest by means of cheques despatched in the ordinary post at the risk of such applicants on or before Thursday, 11 April 2002.

Fractions of the Rights Shares

Fractional entitlements to the Rights Shares will not be issued but will be aggregated and sold for the benefits of the Company.

Listings and dealings

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Adjusted Shares, the Rights Shares (in both their nil-paid and fully-paid forms), the Bonus Shares and the Adjusted Shares to be issued upon the exercise of the subscription rights attaching to the Share Options.

No part of the share capital of the Company is listed or dealt in on any stock exchange other than the Stock Exchange and no application is being made or is currently proposed or sought for the Shares to be listed or dealt in on any other stock exchange.

Subject to the granting of listing of, and permission to deal in, the Adjusted Shares and the Rights Shares in their nil-paid and fully-paid forms on the Stock Exchange, the Adjusted Shares and the Rights Shares in their nil-paid and fully-paid forms will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in CCASS with effect from the commencement dates of dealings in the Adjusted Shares and the Rights Shares in their nil-paid and fully-paid forms on the Stock Exchange or such other dates as determined by Hongkong Clearing. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Dealings in the Rights Shares in both their nil-paid and fully-paid forms, registered in the branch register of members of the Company in Hong Kong, will be subject to the payment of stamp duty in Hong Kong.

For the purpose of trading on the Stock Exchange, a board lot for the Rights Shares in both their nil-paid and fully-paid forms will be 2,000 Rights Shares.

The first day of dealings in the Rights Shares in their fully-paid form is expected to commence on Monday, 15 April 2002.

UNDERWRITING ARRANGEMENT

Underwriting Agreement

Date:	30 January 2002
Underwriter:	Kingsway SW Securities Limited
No. of Rights Shares underwritten:	Not less than 60,750,189 Rights Shares and not more than 63,209,229 Rights Shares
Commission:	2.5% of the total Issue Price of the Rights Shares underwritten by the Underwriter

Undertakings from the Controlling Shareholders

As at the Latest Practicable Date, the Controlling Shareholders together with their respective associates are or will be beneficially interested in 801,369,291 Shares or 80,136,928 Adjusted Shares upon the Capital Reorganisation becoming effective, representing approximately 56.88% of the issued share capital of the Company. Each of the Controlling Shareholders has given an irrevocable undertaking in favour of the Company to accept and subscribe or procure the acceptance and subscription in full to an aggregate of 80,136,928 Rights Shares, representing approximately 56.88% of the total Rights Shares which will be provisionally allotted to the Controlling Shareholders together with their respective associates pursuant to the Rights Issue.

Undertakings from the Directors

As at the Latest Practicable Date, there are outstanding Share Options to subscribe for an aggregate of 213,470,400 Shares. Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Barry John BUTTIFANT, Mr. Sammy Chi Chung SUEN, Ms. Kam Har YUE and Mr. Jeff Man Bun LEE, being Directors and holders of Share Option, who, in aggregate, are entitled to subscribe for 188,880,000 Shares, have given irrevocable undertakings to the Company not to exercise the subscription rights attaching to their respective Share Options on or before the Acceptance Date.

Termination of the Underwriting Agreement

The Underwriter may terminate the Underwriting Agreement by notice in writing given by the Underwriter to the Company at any time if, prior to 5:00 p.m. on the third Business Day

after the latest date for acceptance of, and payment for the Rights Shares falls, which is expected to be Wednesday, 10 April 2002, there shall develop, occur, exist or come into effect:

(a) any new law or regulation or any change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong or any other place in which any member of the Group conducts or carries on business; or

(b) any change in, or any event or series of events resulting or likely to result in any change in, local, national or international financial, political, military, industrial, economic, currency or (whether or not sui generis with any of the foregoing) market conditions; or

(c) any change in the conditions of local, national or international securities markets (including but without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise),

which:

(1) is or will have a material adverse effect on the Company or the Group or the Rights Issue; or

(2) has or will have a material adverse effect on the success of the Rights Issue or the level of Rights Shares taken up; or

(3) makes it inadvisable or inexpedient for the Company to proceed with the Rights Issue.

Upon the giving of notice pursuant to the above, all obligations of the Underwriter under the Underwriting Agreement shall cease and determine and no party shall have any claim against any other party in respect of any matter or thing arising out of or in connection with the Underwriting Agreement provided that the Company shall remain liable to pay to the Underwriter such fees as may then be agreed by the parties to the Underwriting Agreement.

Conditions of the Rights Issue

The Rights Issue is conditional upon, amongst other things, the following conditions fulfilled on or before 5:00 pm Wednesday, 10 April 2002 or such later date as the Underwriter and the Company may agree in writing:

1. the Capital Reorganisation becoming effective and the Independent Shareholders' approval of the Rights Issue including the Bonus Share Issue of the Company at the SGM;

2. the filing and registration on or prior to the Record Date of the signed Rights Issue Documents with the Registrar of Companies in Hong Kong, complying with the requirements of the Companies Ordinance;

3. the filing on or prior to the Record Date of signed Prospectus with the Registrar of Companies in Bermuda, complying with the requirements of the Companies Act;

4. the Listing Committee of the Stock Exchange granting approval of the listing of, and permission to deal in, the Adjusted Shares, the Rights Shares in both nil-paid and fully-paid forms and the Bonus Shares; and

5. the obligations of the Underwriter under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated in accordance with its terms or otherwise.

WARNING OF THE RISKS OF DEALING IN SHARES AND RIGHTS SHARES

The Rights Shares will be dealt in their nil-paid form from Tuesday, 19 March 2002 to Thursday, 28 March 2002 (both dates inclusive).

It should be noted that the Underwriting Agreement contains provisions granting the Underwriter the right to terminate its obligations on the occurrence of certain force majeure events. Please refer to the paragraph headed "Termination of the Underwriting Agreement" for further details.

Any Shareholders or other persons contemplating selling or purchasing the Shares and/or the Rights Shares in their nil-paid form during the period in which they may be traded on the Stock Exchange, which is expected to be from Tuesday, 19 March 2002 to Thursday, 28 March 2002 (both dates inclusive), who are in any doubt about their position are recommended to consult their professional advisers. Any Shareholders or other persons dealing in the Shares up to the date on which all the conditions to which the Rights Issue is subject are fulfilled and any persons dealing in the nil-paid Rights Shares during the period in which they may be traded on the Stock Exchange will accordingly bear the risk that the Rights Issue may not become unconditional or may not proceed.

REVIEW OF OPERATIONS AND PROSPECTS

The Group is principally engaged in import, marketing and distribution of audio visual and other electrical products, air-conditioning products, car audio and electronics products, motor cars and car accessories in the Asian region and in particular, Hong Kong, Macau and the PRC markets.

For the year ended 31 December 2000, the Group's audited net loss attributable to Shareholders was approximately HK$85.5 million, and recorded an audited operating loss of approximately HK$54 million, resulting primarily from significant losses attributable by the direct marketing business in Hong Kong due to the highly competitive retail market. The difficult trading condition in the audio visual product sector and the continuation of the depressed economic condition has affected the Asian markets.

The Group's air-conditioning marketing franchise business continues to be the major source for the Group's revenue. The Group's strategy of shifting its business focus from mass consumer market air-conditioner products to commercial air-conditioner products has proven successful. For the year ended 31 December 2000 and the six months ended 30 June 2001, the turnover of the air-conditioning marketing franchise business was approximately HK$191.7 million and HK$89.3 million respectively, representing approximately 49.5% and 33.3% of the total turnover respectively.

As the Group intended to develop its motor car and accessories distribution business, in early 2001, the Group resumed its 100% controlling interest of Corich Enterprises Inc. ("Corich"). Corich is an investment holding company with its indirect subsidiaries engaged in motor car distribution for the premier global brands of "Ferrari" and "Maserati" in the markets of Hong Kong, Macau and the PRC. As a result, the motor car distribution business became 73.6% controlled by the Group. For the six months ended 30 June 2001, the turnover of the distribution of cars and car accessories business was approximately HK$116.6 million, which constituted approximately 43.5% of the total turnover.

Due to the significant decrease in the turnover of the Group's direct marketing business for the year ended 31 December 2000 by approximately 73.8%, the Group intended to redevelop its direct marketing business by establishing a chain of outlets under the name "Mega Warehouse Outlets". In addition to its outlet located at Tsing Yi, the Group has opened another four outlets under the same brand name, "Mega Warehouse Outlets" which were located in different districts in Hong Kong since early 2001.

In the future, the Group will continue to focus on the development of its air-conditioning marketing franchises business, direct marketing business, and motor car and accessories distribution business. In order to maintain its leading position in the air-conditioning marketing franchises business, the Group continues to seek new strategic distributorships to improve its competitive edge and operational efficiencies, and to enlarge its network of brands, markets, distributions channels, and after sale services.

For the direct marketing business, it is the Group's business objective to establish a chain of outlets under the name of "Mega Warehouse Outlets". The Directors believe that leveraging on the established name of its chain outlets will provide a competitive edge as compared with other consumer electronic and electrical retail shops.

In addition, the Group foresees that the increase in demand for luxury sports cars in both the Hong Kong and the PRC markets, especially after the PRC's successful entry into the World Trade Organisation, would generate significant revenue to the Group.

With the resumption of Corich and profit improvement measures taken in respect of other aspects of the Group's operations, the financial position of the Group has begun to show improvement. For the six months ended 30 June 2001, the Group's unaudited net profit from operation amounted and unaudited net loss attributable to Shareholders amounted to approximately HK$2.4 million and HK$5.1 million respectively. Given the continued economic slowdown which has affected the domestic economies in the region, especially after the terrorist attacks on the United States of America on 11 September 2001, and further operating cost reductions and capital write-downs, the Directors expect that the full results for the year ended 31 December 2001 will record overall losses.

Following the implementation of profit improvement measures now to be seen in a full year, the reduction in the value of certain capital assets; and the completion of the Capital Reorganisation and refinancing exercise, the Directors expect that, barring unforeseen circumstances, the results for financial year 2002 will show a marked improvement.

REASONS FOR THE RIGHTS ISSUE AND USE OF PROCEEDS

In view of the current market conditions, the tight liquidity position of the Group and the considerable amount intended to be raised, the Directors consider that the Rights Issue provides a good opportunity for the Group to raise funds to improve its financial position and capability to develop its franchise and distribution businesses.

The estimated net proceeds of the Rights Issue (net of expenses and assuming the Share Options are not exercised) are approximately HK$46.8 million. The Directors intend to apply such proceeds as follows:

- as to approximately HK$15 million to repay the amounts due to a subsidiary of the Company;

- as to approximately HK$20 million to repay the bank loans;
- as to approximately HK$10 million to develop the Group's franchise and distribution businesses, specifically in the motor car business and air-conditioning marketing franchises; and
- as to the remaining of approximately HK$1.8 million as additional working capital of the Group.

To the extent that the net proceeds of the Rights Issue are not immediately used for the above purposes, it is the present intention of the Directors that the net proceeds of the Rights Issue will be placed on short term deposit.

As the Rights Issue allows all Shareholders to maintain their respective pro-rata Share holdings in the Company, the Directors consider that it is in the interests of the company and its Shareholders as a whole, to raise capital through the proposed Rights Issue.

ADJUSTMENTS IN RELATION TO THE SHARE OPTIONS

According to the respective terms of the Share Option Schemes, the exercise price which remained outstanding as at the Latest Practicable Date will be adjusted upon the Capital Reorganisation becoming effective and the Rights Issue with the Bonus Share Issue becoming unconditional, as follows:

Options

Exercisable period	**Original exercise price per Share** *(HK$)*	**Adjusted exercise price per Adjusted Share** *(HK$)*
13 June 1996 – 30 June 2002	0.9460	3.0963
28 August 1997 – 31 August 2003	0.5330	1.7445
19 February 1998 – 12 March 2004	0.2200	0.7201
24 July 1998 – 23 July 2004	0.1053	0.3446
1 February 2000 – 21 March 2006	0.1400	0.4582
18 March 2000 – 22 March 2006	0.3264	1.0683
5 November 2000 – 4 November 2006	0.1413	0.4625
6 March 2001 – 14 March 2007	0.1000	0.3273
29 June 2001 – 29 June 2007	0.1000	0.3273
14 September 2001 – 18 September 2007	0.1000	0.3273
30 September 2001 – 30 September 2007	0.1000	0.3273
23 December 2001 – 22 December 2007	0.1000	0.3273

The calculation of the above adjustments in accordance to the respective terms of the Share Option Schemes have been verified by the auditors of the Company. The adjustments in relation to the Share Options will be included in the announcement of results of the SGM.

FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this Prospectus.

Yours faithfully,
By Order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Barry John BUTTIFANT
Managing Director

1. THREE YEARS FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated profit and loss accounts for each of the three years ended 31 December 2000 and the audited consolidated balance sheets as at 31 December 1998, 31 December 1999 and 31 December 2000 as extracted from the Group's audited reports of the Company for the relevant years. In the annual report dated 28 May 2001 in connection with the audited financial statements for the year ended 31 December 2000, the auditors draw attention to some fundamental uncertainties, please refer to section headed "2. AUDITORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2000" in this Appendix for details.

Results

	For the year ended 31 December		
	2000	**1999**	**1998**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	386,866	753,695	1,173,960
Cost of sales	(280,861)	(581,593)	(963,658)
Gross profit	106,005	172,102	210,302
Other revenue	18,142	24,662	41,610
Distribution costs	(54,583)	(94,992)	(123,995)
Administrative expenses	(123,550)	(134,165)	(341,998)
Loss from operations	(53,986)	(32,393)	(214,081)
Finance costs	(18,195)	(13,573)	(36,889)
Investment income (expenses)	5,543	2,643	(2,227)
Net (loss) gain on disposal of subsidiaries and associates	(282)	63,993	(12,211)
Provision for amounts due from associates	–	(42,871)	–
Provision against account receivable	(22,632)	–	–
Write-back of provision for amounts due from associates	5,632	–	–
Share of results of associates	3,356	18,783	(13,030)
Loss before taxation	(80,564)	(3,418)	(278,438)
Taxation	(3,141)	(3,325)	131
Loss after taxation	(83,705)	(6,743)	(278,307)
Minority interest	(1,750)	7,436	10,172
(Loss) profit attributable to shareholders	(85,455)	693	(268,135)
Dividends	Nil	Nil	Nil
(Loss) earnings per share – Basic	(6.08 cents)	0.05 cent	(20.00 cents)

Assets and Liabilities

	As at 31 December		
	2000	**1999**	**1998**
	HK$'000	*HK$'000*	*HK$'000*
Non-current assets			
Investment properties	135,516	121,307	111,150
Property, plant and equipment	252,891	284,656	295,832
Intangible assets	21,547	24,625	27,703
Interests in associates	179,427	184,229	184,471
Investment securities	1,842	1,879	1,804
Finance lease receivable – due after one year	355	690	1,006
Account receivable – due after one year	–	22,756	–
	591,578	640,142	621,966
Current assets			
Inventories	57,188	68,052	210,312
Properties held for sale, at net realisable value	105,062	105,062	108,000
Trade and other receivables	75,791	107,937	161,827
Finance lease receivable – due within one year	335	316	298
Amounts due from associates	21,534	26,540	11,707
Amount due from a shareholder of an associate	1,000	–	–
Other investments	36	47	47
Bank balances and cash	19,832	22,628	36,234
	280,778	330,582	528,425
Current liabilities			
Trade and other payables	87,942	100,529	432,256
Bills payable	45,655	35,372	38,014
Amounts due to associates	80	52	20
Amounts due to related companies	2,482	1,994	1,152
Taxation	190	208	1,236
Obligations under finance leases – due within one year	139	1,695	2,528
Borrowings – due within one year	231,540	95,812	89,589
	368,028	235,662	564,795
Net current (liabilities) assets	(87,250)	94,920	(36,370)
	504,328	735,062	585,596

	2000 *HK$'000*	1999 *HK$'000*	1998 *HK$'000*
Capital and reserves			
Issued capital	140,507	140,055	140,055
Capital reserves	728,223	727,610	727,610
Other reserves	(6,082)	(14,400)	(4,675)
Accumulated losses	(477,817)	(392,182)	(402,926)
	384,831	461,083	460,064
Minority interest	(3,791)	(5,529)	(6,037)
Non-current liabilities			
Obligations under finance leases – due after one year	583	202	1,897
Borrowings – due after one year	118,646	275,235	122,051
Loan from a minority shareholder	4,046	4,046	7,596
Deferred taxation	13	25	25
	123,288	279,508	131,569
	504,328	735,062	585,596

2. AUDITORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2000

Set out below is the audited report of the Company for the year ended 31 December 2000 together with relevant notes, which are extracted from the annual report of the Company for the year ended 31 December 2000.

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

To the shareholders of
Wo Kee Hong (Holdings) Limited
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 27 to 75 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Fundamental uncertainties relating to (i) the going concern basis and (ii) the recoverability of the account receivable

In forming our opinion we have considered the adequacy of the following disclosures made in the financial statements.

(i) As mentioned in Note 2 to the financial statements, the Group is dependent upon the continuing financial support from a supplier. Against this background, the Directors are currently in the process of negotiating with the supplier with a view to reschedule the Group's existing loan from the supplier.

Provided that the negotiation with the supplier in respect of the loan rescheduling is successfully completed, the Directors consider that the Group will be able to meet in full its financial obligations as they fall due for the foreseeable future. The financial statements have been prepared on a going concern basis, the validity of which depends on future funding being available. The financial statements do not include any adjustment that may result from a failure to obtain such funding. In our opinion, the fundamental uncertainty has been adequately disclosed in the financial statements and our opinion is not qualified in this respect.

(ii) As mentioned in Note 22 to the financial statements, the Directors are currently exercising the option to buy back the interest in an associate. Provided that the option agreement is successfully enforced, the Directors, by considering the recoverability of the assigned debts from the original purchaser, have made a provision of HK$23 million against the account receivable. If the option could not be successfully exercised, the provision of HK$23 million could become inadequate. In our opinion, the fundamental uncertainty has been adequately disclosed in the financial statements and our opinion is not qualified in this respect.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2000 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 28 May 2001

Consolidated Income Statement

For the year ended 31 December 2000

	Notes	2000 HK$'000	1999 HK$'000
Turnover	4	386,866	753,695
Cost of sales		(280,861)	(581,593)
Gross profit		106,005	172,102
Other revenue	5	18,142	24,662
Distribution costs		(54,583)	(94,992)
Administrative expenses		(123,550)	(134,165)
Loss from operations	6	(53,986)	(32,393)
Finance costs	7	(18,195)	(13,573)
Investment income	8	5,543	2,643
Net (loss) gain on disposal of subsidiaries and associates	9	(282)	63,993
Provision for amounts due from associates		–	(42,871)
Provision against account receivable	22	(22,632)	–
Write-back of provision for amounts due from associates		5,632	–
Share of results of associates		3,356	18,783
Loss before taxation		(80,564)	(3,418)
Taxation	12	(3,141)	(3,325)
Loss after taxation		(83,705)	(6,743)
Minority interest		(1,750)	7,436
(Loss) profit attributable to shareholders	13	(85,455)	693
Dividends		Nil	Nil
(Loss) earnings per share – Basic	14	(6.08 cents)	0.05 cent

Balance Sheets

At 31 December 2000

		The Group		The Company	
		2000	1999	2000	1999
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets					
Investment properties	*15*	135,516	121,307	–	–
Property, plant and equipment	*16*	252,891	284,656	5,677	9,314
Intangible assets	*17*	21,547	24,625	–	–
Investments in subsidiaries	*18*	–	–	293,504	293,504
Interests in associates	*19*	179,427	184,229	–	–
Investment securities	*20*	1,842	1,879	–	–
Finance lease receivable – due after one year	*21*	355	690	–	–
Account receivable – due after one year	*22*	–	22,756	–	–
		591,578	640,142	299,181	302,818
Current assets					
Inventories	*23*	57,188	68,052	–	–
Properties held for sale, at net realisable value		105,062	105,062	–	–
Trade and other receivables	*24*	75,791	107,937	1,745	1,811
Finance lease receivable – due within one year	*21*	335	316	–	–
Amounts due from subsidiaries		–	–	108,941	202,758
Amounts due from associates		21,534	26,540	1,165	1,817
Amount due from a shareholder of an associate		1,000	–	–	–
Other investments	*25*	36	47	36	47
Bank balances and cash		19,832	22,628	9,818	6,374
		280,778	330,582	121,705	212,807
Current liabilities					
Trade and other payables	*26*	87,942	100,529	2,863	5,416
Bills payable		45,655	35,372	–	–
Amounts due to subsidiaries		–	–	43,836	46,352
Amounts due to associates		80	52	14	–
Amounts due to related companies		2,482	1,994	40	–
Taxation		190	208	–	–
Obligations under finance leases – due within one year	*27*	139	1,695	24	1,646
Borrowings – due within one year	*28*	231,540	95,812	–	–
		368,028	235,662	46,777	53,414
Net current (liabilities) assets		(87,250)	94,920	74,928	159,393
		504,328	735,062	374,109	462,211

		The Group		The Company	
		2000	1999	2000	1999
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Capital and reserves					
Issued capital	*29*	140,507	140,055	140,507	140,055
Capital reserves	*30*	728,223	727,610	937,044	936,431
Other reserves	*31*	(6,082)	(14,400)	–	–
Accumulated losses	*32*	(477,817)	(392,182)	(703,475)	(614,352)
		384,831	461,083	374,076	462,134
Minority interest		(3,791)	(5,529)	–	–
Non-current liabilities					
Obligations under finance leases – due after one year	*27*	583	202	33	77
Borrowings – due after one year	*28*	118,646	275,235	–	–
Loan from a minority shareholder	*33*	4,046	4,046	–	–
Deferred taxation	*34*	13	25	–	–
		123,288	279,508	33	77
		504,328	735,062	374,109	462,211

Consolidated Statement of Recognised Gains and Losses
For the year ended 31 December 2000

	2000	1999
	HK$'000	*HK$'000*
Exchange differences arising on translation of financial statements of overseas operations not recognised in the income statement	8,318	(9,725)
(Loss) profit attributable to shareholders	(85,455)	693
Total recognised losses	(77,137)	(9,032)

Consolidated Cash Flow Statement

For the year ended 31 December 2000

	Notes	2000 HK$'000	1999 HK$'000
Net cash inflow from operating activities	35	20,748	63,816
Returns on investments and servicing of finance			
Interest paid		(16,879)	(13,065)
Finance lease charges paid		(322)	(464)
Dividend received from associates		14,115	2,617
Interest received		5,470	2,447
Finance lease interest received		60	78
Dividend received from listed equity securities		2	198
Net cash inflow (outflow) from returns on investments and servicing of finance		2,446	(8,189)
Taxation			
Hong Kong Profits Tax paid		(768)	(1,200)
Overseas tax paid		(419)	(63)
Net tax paid		(1,187)	(1,263)
Investing activities			
Purchase of property, plant and equipment		(6,389)	(6,963)
Purchase of investment properties		(3,308)	(10,041)
Investment in an associate		(1,923)	–
Advance to a shareholder of an associate		(1,000)	–
Purchase of listed equity securities		(86)	(75)
Deferred consideration received		5,689	–
Repayment of advances by associates		1,099	–
Proceeds from disposal of property, plant and equipment		713	44
Repayment from lessee under finance leases		316	298
Proceeds from disposal of listed equity securities		179	–
Net cash outflow arising from disposal of a subsidiary	36	–	(1,528)
Net cash outflow from investing activities		(4,710)	(18,265)
Net cash inflow before financing carried forward		17,297	36,099

	Notes	2000 HK$'000	1999 HK$'000
Net cash inflow before financing brought forward		17,297	36,099
Financing	38		
New bank loans		90,125	50,297
New loans from Directors		10,280	–
Proceeds from issue of shares		1,065	–
New loan from a related company		–	759
New loans from minority shareholders		–	4,046
Repayment of bank loans		(116,295)	(88,120)
Repayment of loan advanced from a supplier		(9,388)	(3,887)
Repayment of obligations under finance leases		(1,991)	(2,528)
Repayment of loan from a related company		(338)	(2,477)
Repayment of loans from Directors		(122)	(2,518)
Repurchase of own shares		(180)	–
Net cash outflow from financing		(26,844)	(44,428)
Decrease in cash and cash equivalents		(9,547)	(8,329)
Cash and cash equivalents at beginning of the year		10,216	17,785
Effect of foreign exchange rate changes		372	760
Cash and cash equivalents at end of the year		1,041	10,216
Analysis of the balances of cash and cash equivalents			
Bank balances and cash		19,832	22,628
Bank loans and overdrafts		(18,791)	(12,412)
		1,041	10,216

Notes to the Financial Statements

For the year ended 31 December 2000

1. GENERAL

The Company is a public limited company incorporated in Bermuda and its shares are listed on The Stock Exchange of Hong Kong Limited.

The Group is engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products and other electronic and electrical products.

2. BASIS OF PREPARATION OF FINANCIAL STATEMENTS

In preparing the financial statements, the Directors have given careful consideration to the future liquidity of the Group in the light of the Group's net current liabilities of approximately HK$87,250,000 as at 31 December 2000.

The Group is dependent upon the continuing financial support from a supplier. Against this background, the Directors are currently in the process of negotiating with the supplier with a view to reschedule the Group's existing loan from the supplier.

Provided that the negotiation with the supplier in respect of the loan rescheduling is successfully completed, the Directors consider that the Group will be able to meet in full its financial obligations as they fall due for the foreseeable future. Accordingly, the financial statements have been prepared on a going concern basis.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the valuation of certain properties and investment in securities, and in accordance with the accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December, each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Notes to the Financial Statements
For the year ended 31 December 2000

3. **SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Investments in subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital or controls more than half of the voting power, or where the Company controls the composition of its Board of Directors or equivalent governing body.

Investments in subsidiaries are included in the Company's balance sheet at cost less any impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Interests in associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, through participation in the financial and operating policy decisions of the investee.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The carrying amount of such interests is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

Where a group enterprise transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary and is eliminated against reserves immediately on acquisition. Negative goodwill, which represents the excess of the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary over the purchase consideration, is credited to reserves.

Any premium or discount arising on the acquisition of an interest in an associate, representing the excess or shortfall respectively of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets of the associate at the date of acquisition, is dealt with in the same manner as that described above for subsidiary.

On disposal of an investment in a subsidiary or an associate, the attributable amount of goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

Notes to the Financial Statements
For the year ended 31 December 2000

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Maintenance service income is recognised when services are rendered.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the applicable interest rate.

Rental income under operating leases is recognised on a straight-line basis over the relevant lease terms.

Dividend income from investments is recognised when the shareholders' rights to receive dividends have been established.

Commission income is recognised when the relevant services are rendered.

Foreign currencies

Transactions in foreign currencies are translated at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rates ruling on the balance sheet date. Profits and losses arising on translation are dealt with in the income statement.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are dealt with in the exchange reserve and are recognised as income or expenses in the period in which the operation is disposed of.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is credited in the income statement.

No depreciation is provided on investment properties which are held on leases with an unexpired term of more than 20 years.

Notes to the Financial Statements
For the year ended 31 December 2000

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment

Property, plant and equipment is stated at cost less depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

Deprecation is charged so as to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account their estimated residual values, using the straight-line method, at the following rates per annum:

Land held under medium-term lease	Over the unexpired term of lease
Buildings on land held under medium-term lease	2.5 – 5%
Leasehold improvements	20%
Furniture, fixtures and equipment	10 – 20%
Machinery and tools	20 – 33 $^{1}/_{3}$%
Motor vehicles	20 – 25%

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are not discounted to their present values.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Intangible assets

Costs incurred in the acquisition of distribution and manufacturing rights are capitalised and amortised on a straight-line basis over their estimated useful lives from commencement of commercial production or sale of the related products.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Notes to the Financial Statements
For the year ended 31 December 2000

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the year.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

Leased assets – lessor

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the lessees.

Amounts due from lessees under finance leases are recorded as receivables at the amount of the net investment in the leases.

Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the net cash investment in the lease.

In estimating the net cash investment in a lease, payments are assumed to take place at the beginning of each payment period and taxation rates are assumed to remain constant. Significant changes in these assumptions are adjusted for when they occur.

Initial direct costs are written off to the income statement in the year in which they arise.

All other leases are classified as operating leases and the annual rentals are credited to the income statement on a straight-line basis over the relevant lease terms.

Notes to the Financial Statements
For the year ended 31 December 2000

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Assets held under finance leases – lessee

Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases entered into by the Group as lessee are classified as operating leases and the annual rentals are charged to the income statement on a straight-line basis over the relevant lease terms.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes land cost and other direct costs. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Cash equivalents

Cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired; less advances from banks repayable within three months from the date of the advance.

Retirement benefits scheme

The pension costs charged in the income statement represent the contributions payable in respect of the current year to defined contribution scheme.

Notes to the Financial Stateme ;

For the year ended 31 Decembei 000

4. TURNOVER

	2000 HK$'000	1999 HK$'000
Sales of goods to customers, less returns, discounts and allowance	373,651	718,140
Maintenance service income	13,215	35,555
	386,866	753,695

	2000 Turnover HK$'000	2000 Contribution to Group results HK$'000	1999 Turnover HK$'000	1999 Contribution to Group results HK$'000
Business segments				
Audio-visual products	44,269	(7,600)	68,314	(10,055)
Air-conditioning products	191,676	16,057	195,038	20,299
Car audio and electronic products	74,316	(996)	82,328	(7,177)
Other electronic and electrical products	24,677	(5,439)	34,813	1,526
Cars and car accessories	–	–	176,602	(5,760)
Direct marketing	50,235	(17,930)	191,710	(13,749)
Others	1,693	(474)	4,890	(467)
	386,866	(16,382)	753,695	(15,383)
Other revenue		18,142		24,662
Unallocated corporate expenses		(55,746)		(41,672)
Loss from operations		(53,986)		(32,393)
Geographical segments				
Hong Kong	242,786	(6,996)	549,018	(15,691)
Singapore, Malaysia and India	76,675	(8,310)	99,415	(21,130)
The People's Republic of China (the "PRC") and others	67,405	(1,076)	105,262	21,438
	386,866	(16,382)	753,695	(15,383)
Other revenue		18,142		24,662
Unallocated corporate expenses		(55,746)		(41,672)
Loss from operations		(53,986)		(32,393)

Notes to the Financial Statements

For the year ended 31 December 2000

5. OTHER REVENUE

	2000	1999
	HK$'000	*HK$'000*
Rental income	12,275	15,637
Commission income	5,807	8,947
Finance lease interest income	60	78
	18,142	24,662

6. LOSS FROM OPERATIONS

	2000	1999
	HK$'000	*HK$'000*
Loss from operations has been arrived at after charging (crediting):		
Amortisation of intangible assets	3,078	3,078
Auditors' remuneration	1,191	1,362
Deficit (surplus) on revaluation of investment properties	8,412	(5,523)
Depreciation of:		
Owned assets	16,476	17,472
Assets held under finance leases	253	1,560
Loss on disposal of property, plant and equipment	501	711
Operating lease rental of land and buildings	10,166	22,943
Rental income, net of outgoings of HK$3,426,000 (1999: HK$4,270,000)	(8,849)	(11,367)
Staff costs, including directors' emoluments	58,408	89,575
Write-down of inventories to net realisable value	3,778	4,447
Write-down of properties held for sale to net realisable value	–	3,073

7. FINANCE COSTS

	2000	1999
	HK$'000	*HK$'000*
Interest on:		
Bank loans, trust receipts and overdrafts wholly repayable within five years	8,003	7,617
Bank loans wholly repayable after five years	2,090	4,157
Other loans wholly repayable within five years	5,112	1,092
Other loans wholly repayable after five years	2,364	–
	17,569	12,866
Finance lease charges	322	464
Bank charges	304	243
	18,195	13,573

Notes to the Financial Statements
For the year ended 31 December 2000

8. INVESTMENT INCOME

	2000 HK$'000	1999 HK$'000
Interest income from associates	4,016	–
Interest income from trade and other receivables	755	–
Interest income from bank deposits	688	2,445
Gain on disposal of listed equity securities	82	–
Dividend income from listed equity securities	2	198
	5,543	2,643

9. NET (LOSS) GAIN ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES

	2000 HK$'000	1999 HK$'000
Loss upon liquidation of subsidiaries	(282)	(487)
Gain upon disposal of a subsidiary	–	51,530
Gain upon liquidation of associates	–	12,950
	(282)	63,993

10. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

(a) Directors' emoluments

	2000 HK$'000	1999 HK$'000
Fees:		
Executive Directors	–	–
Non-executive Directors	200	200
	200	200
Other emoluments:		
Salaries and other benefits	5,555	6,086
Retirement benefits scheme contributions	2	–
	5,557	6,086
	5,757	6,286

Fees paid to non-executive Directors include HK$160,000 (1999: HK$160,000) paid to independent non-executive Directors.

Notes to the Financial Statements

For the year ended 31 December 2000

10. DIRECTORS' AND EMPLOYEES' EMOLUMENTS (Continued)

The Directors' emoluments were within the following bands:

	2000 Number of Directors	1999 Number of Directors
HK$		
Nil – 1,000,000	3	4
1,000,001 – 1,500,000	1	1
1,500,001 – 2,000,000	1	1
2,000,001 – 2,500,000	1	1

(b) Employees' emoluments

During the year, the five highest paid individuals included three Directors (1999: three Directors), details of whose emoluments are set out in Note 10(a) above. The emoluments of the remaining highest paid individuals were as follows:

	2000 *HK$'000*	1999 *HK$'000*
Salaries and other benefits	1,543	3,435

The emoluments of the remaining highest paid individuals fell within the following bands:

	2000 Number of employees	1999 Number of employees
HK$		
Nil – 1,000,000	2	–
1,500,001 – 2,000,000	–	2

11. RETIREMENT BENEFIT SCHEME

The Group participates in a mandatory provident fund scheme pursuant to the requirements set out in the Mandatory Provident Fund Schemes Ordinance ("MPF Ordinance"), which became effective on 1 December 2000. The retirement benefit cost charged to the income statement during the year amounted to HK$117,000, which represents contributions payable to the fund by the Group at the rates specified in the MPF Ordinance.

Notes to the Financial Statements
For the year ended 31 December 2000

12. TAXATION

	2000	1999
	HK$'000	*HK$'000*
The charge comprises:		
Profits Tax for the year:		
Hong Kong	(790)	(212)
Overseas taxation	(391)	(91)
	(1,181)	(303)
Deferred taxation *(Note 34)*	12	–
Taxation attributable to the Company and its subsidiaries	(1,169)	(303)
Share of taxation attributable to associates	(1,972)	(3,022)
	(3,141)	(3,325)

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

13. (LOSS) PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Of the Group's (loss) profit attributable to shareholders, a loss of HK$88,943,000 (1999: a profit of HK$2,254,000) has been dealt with in the financial statements of the Company.

14. (LOSS) EARNINGS PER SHARE

The calculation of the basic (loss) earnings per share is based on the loss for the year of HK$85,455,000 (1999: profit of HK$693,000) and on the weighted average number of 1,405,444,189 (1999: 1,400,553,178) ordinary shares in issue during the year.

Diluted loss per share is not presented for the year as the effect of exercising the Company's outstanding share options is anti-dilutive.

Diluted earnings per share was not presented for the year 1999 as the exercise prices of the Company's outstanding share options were higher than the average market price of the shares.

Notes to the Financial Statements
For the year ended 31 December 2000

15. INVESTMENT PROPERTIES

	Investment properties in Hong Kong held under medium-term lease	Investment properties outside Hong Kong held under medium-term lease	Total
	HK$'000	*HK$'000*	*HK$'000*
The Group			
At 1 January 2000	76,610	44,697	121,307
Additions	–	3,308	3,308
Transfer to land and buildings	(1,420)	–	(1,420)
Transfer from land and buildings	20,733	–	20,733
Deficit on revaluation	(8,140)	(272)	(8,412)
At 31 December 2000	87,783	47,733	135,516

Investment properties were revalued at 31 December 2000 by Centaline Surveyors Limited, independent professional valuers, on an open market value basis. The net deficit arising on revaluation amounting to HK$8,412,000 (1999: surplus HK$5,523,000) has been charged to the income statement.

The investment properties of the Group are rented or available for rent under operating leases.

Notes to the Financial Statements

For the year ended 31 December 2000

16. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings in Hong Kong held under medium-term lease	Land and buildings outside Hong Kong held under medium-term lease	Leasehold improve-ments	Furniture, fixtures and equipment	Machinery and tools	Motor vehicles	Total
	HK'000	*HK'000*	*HK'000*	*HK'000*	*HK'000*	*HK'000*	*HK'000*
The Group							
Cost or valuation							
At 1 January 2000	231,763	59,450	19,473	46,645	24,770	15,214	397,315
Exchange difference	–	(1,884)	(28)	(85)	(26)	(93)	(2,116)
Additions	–	–	1,188	2,004	2,648	1,370	7,210
Disposals	–	–	(1,320)	(1,639)	(1,144)	(4,155)	(8,258)
Transfer from investment properties	1,420	–	–	–	–	–	1,420
Transfer to investment properties	(22,697)	–	–	–	–	–	(22,697)
At 31 December 2000	210,486	57,566	19,313	46,925	26,248	12,336	372,874
Representing:							
At cost	198,426	57,566	19,313	46,925	26,248	12,336	360,814
At 1996 valuation	10,640	–	–	–	–	–	10,640
At 1999 valuation	1,420	–	–	–	–	–	1,420
	210,486	57,566	19,313	46,925	26,248	12,336	372,874
Accumulated depreciation							
At 1 January 2000	19,777	6,012	12,824	38,409	22,459	13,178	112,659
Exchange difference	–	(185)	(16)	(83)	(24)	(89)	(397)
Charge for the year	5,155	2,329	3,036	3,531	1,364	1,314	16,729
Eliminated upon disposals	–	–	(363)	(1,478)	(1,068)	(4,135)	(7,044)
Transfer to investment properties	(1,964)	–	–	–	–	–	(1,964)
At 31 December 2000	22,968	8,156	15,481	40,379	22,731	10,268	119,983
Net book value							
At 31 December 2000	187,518	49,410	3,832	6,546	3,517	2,068	252,891
At 31 December 1999	211,986	53,438	6,649	8,236	2,311	2,036	284,656

Notes to the Financial Statements
For the year ended 31 December 2000

16. PROPERTY, PLANT AND EQUIPMENT (Continued)

The net book value of the Group's property, plant and equipment includes an amount of HK$762,000 (1999: HK$3,188,000) in respect of assets held under finance leases.

Land and buildings reclassified from investment properties are stated at valuation at the time of their reclassification. No further valuation of these properties is carried out thereafter.

If the land and buildings which are stated at valuation had not been revalued, they would have been included in the financial statements at historical cost less accumulated depreciation of HK$12,043,000 (1999: HK$19,633,000).

The Company	Leasehold improvements	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Cost				
At 1 January 2000	6,565	21,384	2,632	30,581
Additions	41	268	–	309
At 31 December 2000	6,606	21,652	2,632	30,890
Accumulated depreciation				
At 1 January 2000	3,657	15,498	2,112	21,267
Charge for the year	1,333	2,452	161	3,946
At 31 December 2000	4,990	17,950	2,273	25,213
Net book value				
At 31 December 2000	1,616	3,702	359	5,677
At 31 December 1999	2,908	5,886	520	9,314

The net book value of the Company's property, plant and equipment includes an amount of HK$47,000 (1999: HK$3,014,000) in respect of assets held under finance leases.

Notes to the Financial Statements
For the year ended 31 December 2000

17. INTANGIBLE ASSETS

	Distribution and manufacturing rights
	HK$'000
Cost	
At 1 January 2000 and 31 December 2000	30,781
Amortisation	
At 1 January 2000	6,156
Charge for the year	3,078
At 31 December 2000	9,234
Net book value	
At 31 December 2000	21,547
At 31 December 1999	24,625

18. INVESTMENTS IN SUBSIDIARIES

	The Company	
	2000	**1999**
	HK$'000	*HK$'000*
Unlisted shares, at cost	293,504	293,504

Particulars of the Company's principal subsidiaries at 31 December 2000 are shown in Note 44.

19. INTERESTS IN ASSOCIATES

	The Group	
	2000	**1999**
	HK$'000	*HK$'000*
Share of net assets	117,317	121,020
Amounts due from associates	62,110	63,209
	179,427	184,229

Particulars of the Group's principal associates at 31 December 2000 are shown in Note 45.

Notes to the Financial Statements
For the year ended 31 December 2000

19. INTERESTS IN ASSOCIATES (Continued)

The following details have been extracted from the audited financial statements of the Group's significant associates:

	Jin Ling Electrical Company Limited		Corich Enterprises Inc. ("Corich")	
Operating results	**2000**	**1999**	**2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	530,212	407,444	222,174	176,602
Depreciation	15,946	12,657	625	989
Profit (loss) before taxation	5,047	38,744	2,713	(4,632)
Profit before taxation attributable to the Group	2,523	19,372	895	–*

* *The comparative figures for Corich in 1999 represented its operating results for the whole year. Its results have been consolidated in these financial statements up to 30 December 1999, on which date Corich became an associate of the Group.*

Financial position				
Non-current assets	415,525	421,444	1,428	1,416
Current assets	350,654	295,609	56,542	53,997
Current liabilities	(337,308)	(264,661)	(112,273)	(113,903)
Non-current liabilities	(147,598)	(157,526)	(7,596)	(7,596)
Minority interest	–	–	6,790	7,953
Shareholders' funds	281,273	294,866	(55,109)	(58,133)
Shareholders' funds attributable to the Group	140,636	147,433	(18,186)	(19,184)

20. INVESTMENT SECURITIES

	The Group	
	2000	**1999**
	HK$'000	*HK$'000*
At cost:		
Unlisted shares	75	75
Club debentures	1,767	1,804
	1,842	1,879

In the opinion of the Directors, investment securities are worth at least their costs.

Notes to the Financial Statements

For the year ended 31 December 2000

21. FINANCE LEASE RECEIVABLE

	The Group	
	2000	**1999**
	HK$'000	*HK$'000*
Finance lease receivable is repayable as follows:		
Within one year	335	316
More than one year but not exceeding two years	355	335
More than two years but not exceeding five years	–	355
	690	1,006
Less: Amount due within one year shown under current assets	335	316
Amount due after one year	355	690

22. ACCOUNT RECEIVABLE

In 1999, the Group entered into an agreement with an unrelated party ("Purchaser") to dispose of a 67% interest in Corich ("Disposal Agreement") which was formerly a wholly-owned subsidiary of the Company. The payment terms under the Disposal Agreement provided that the consideration for the disposal of the shares ("Shares") and the assignment of debts owed by Corich to the Group ("Debts") amounting to HK$22,632,000 and HK$23,380,000 respectively would be settled by quarterly instalments within a period of two years. Account receivable represents the deferred consideration.

However, the Purchaser passed away during the year. The Group only received the initial deposit and the first instalment amounting HK$6,189,000 prior to his death. Pursuant to an option agreement entered into between the Purchaser and the Group on 30 December 1999, the Group has an option to buy back the Shares and Debts at a consideration equal to the total instalment amount received by the Group plus accrued interest. The Directors are currently exercising the option to buy back the Shares and Debts.

Notes to the Financial Statements
For the year ended 31 December 2000

22. ACCOUNT RECEIVABLE (Continued)

Provided that the option agreement is successfully enforced, the Directors, by considering the recoverability of the Debts from the Purchaser, have made a provision of HK$22,632,000 against the account receivable.

	The Group	
	2000	**1999**
	HK$'000	*HK$'000*
Within one year	39,823	22,756
Over one year but not exceeding two years	–	22,756
	39,823	45,512
Less: Provision against account receivable	22,632	–
Less: Amount due within one year shown under current assets (included in trade and other receivables)	17,191	22,756
Amount due after one year	–	22,756

23. INVENTORIES

	The Group	
	2000	**1999**
	HK$'000	*HK$'000*
Finished goods	51,884	62,837
Spare parts	5,304	5,215
	57,188	68,052

Included above are finished goods of HK$4,101,000 (1999: HK$15,170,000) and spare parts of HK$246,000 (1999: HK$124,000), which are carried at net realisable value.

Notes to the Financial Statements
For the year ended 31 December 2000

24. TRADE AND OTHER RECEIVABLES

The Group

The Group allows an average credit period of 30 to 90 days to its customers. The aged analysis of trade receivable is as follows:

	2000	1999
	HK$'000	*HK$'000*
Within 30 days	18,771	18,893
Over 30 days	6,329	7,147
Over 60 days	1,848	3,042
Over 90 days	2,943	6,778
Over 1 year	3,390	8,216
Total trade receivable	33,281	44,076
Account receivable *(Note 22)*	17,191	22,756
Deposits, prepayments and other receivables	25,319	41,105
	75,791	107,937

25. OTHER INVESTMENTS

	The Group and The Company	
	2000	1999
	HK$'000	*HK$'000*
Listed equity securities	36	47

The securities are listed on The Stock Exchange of Hong Kong Limited and are carried at market value.

Notes to the Financial Statements

For the year ended 31 December 2000

26. TRADE AND OTHER PAYABLES

The Group

At the balance sheet date, the aged analysis of trade payable is as follows:

	2000	1999
	HK$'000	*HK$'000*
Within 30 days	7,974	8,207
Over 30 days	2,777	2,493
Over 60 days	2,623	2,630
Over 90 days	5,063	10,898
Over 1 year	27,972	28,817
Total trade payable	46,409	53,045
Accruals and other payables	41,533	47,484
	87,942	100,529

27. OBLIGATIONS UNDER FINANCE LEASES

	The Group		The Company	
	2000	1999	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Obligations under finance leases are repayable within a period of:				
Within one year	139	1,695	24	1,646
More than one year, but not exceeding two years	139	112	24	24
More than two years, but not exceeding five years	308	90	9	53
More than five years	136	–	–	–
	722	1,897	57	1,723
Less: Amount due within one year shown under current liabilities	139	1,695	24	1,646
Amount due after one year	583	202	33	77

Notes to the Financial Statements

For the year ended 31 December 2000

28. BORROWINGS

	The Group	
	2000	**1999**
	HK$'000	*HK$'000*
Bank loans and overdrafts:		
Secured	115,515	135,444
Unsecured	16,035	17,216
	131,550	152,660
Unsecured loans from Directors *(Note a)*	16,210	6,052
Unsecured loan from a related company *(Note b)*	4,337	4,858
Unsecured loan from a supplier *(Note c)*	198,089	207,477
	350,186	371,047
The maturity of the above loans is as follows:		
Within one year	231,540	95,812
More than one year, but not exceeding two years	21,510	174,367
More than two years, but not exceeding five years	49,374	48,009
More than five years	47,762	52,859
	350,186	371,047
Less: Amounts due within one year shown under current liabilities	231,540	95,812
Amount due after one year	118,646	275,235

Notes:

a. The loans from Directors are unsecured, bear interest at 10% per annum and have no fixed terms of repayment.

b. The loan from a related company is unsecured, bears interest at the best lending rate offered by the Development Bank of Singapore and is repayable by 60 equal monthly instalments commencing from January 1998. The related company is controlled by a Director and a former Director.

c. The loan from a supplier is unsecured and bears interest at 3% to 3.3% per annum. Approximately HK$131,000,000 of the balance is repayable by one instalment in December 2001 and the remaining balance is repayable by 120 equal monthly instalments commencing from July 1999.

Notes to the Financial Statements
For the year ended 31 December 2000

29. ISSUED CAPITAL

	Number of shares of HK$0.10 each	Nominal value *HK$'000*
Authorised:		
At 1 January 1999 and 1 January 2000 and 31 December 2000	3,500,000,000	350,000
Issued and fully paid:		
At 1 January 1999 and 1 January 2000	1,400,553,178	140,055
Issue of shares upon exercise of share options	6,092,000	609
Cancellation upon repurchase of own shares	(1,574,000)	(157)
At 31 December 2000	1,405,071,178	140,507

During the year, the Company repurchased a total of 1,574,000 shares of HK$0.10 each of the Company ("Repurchased Shares") on The Stock Exchange of Hong Kong Limited with details as follows:

Month of repurchase	No. of shares repurchased	Price per share Highest *HK$*	Price per share Lowest *HK$*	Total price paid *HK$*
October 2000	1,170,000	0.133	0.095	137,808
November 2000	404,000	0.106	0.100	42,100

The Repurchased Shares were cancelled upon repurchase and, accordingly, the issued share capital of the Company was diminished by the nominal value of these shares.

Share option scheme

Under the Company's share option scheme adopted on 22 June 1991, the Board of Directors may, at their discretion, grant to all eligible employees options to subscribe for shares of the Company. The rights to exercise the options are exercisable within a period of 6 years commencing one month from the date of acceptance. This scheme will expire on 22 June 2001.

Notes to the Financial Statements
For the year ended 31 December 2000

29. ISSUED CAPITAL (Continued)

Particulars of the movements of the share options during the year and outstanding as at 31 December 2000 were as follows:

Date of grant	Subscription price per share	Outstanding options at 1 January 2000	Options granted	Options lapsed	Options exercised	Outstanding options at 31 December 2000
5 May 1994	HK$2.1020	7,840,800	-	7,840,800	-	-
13 May 1996	HK$0.9460	13,548,000	-	1,992,000	-	11,556,000
28 July 1997	HK$0.5330	39,000,000	-	9,000,000	-	30,000,000
19 January 1998	HK$0.2200	12,970,000	-	1,812,000	2,640,000	8,518,000
10 June 1998	HK$0.1053	1,000,000	-	-	-	1,000,000
21 December 1999	HK$0.1400	19,370,000	-	510,000	3,452,000	15,408,000
11 February 2000	HK$0.3264	-	10,090,000	600,000	-	9,490,000
8 September 2000	HK$0.1413	-	3,000,000	-	-	3,000,000
		93,728,800	13,090,000	21,754,800	6,092,000	78,972,000

Consideration received by the Company for options granted during the year amounted to HK$236.

30. CAPITAL RESERVES

	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Capital reserve HK$'000	Total HK$'000
The Group					
At 1 January 1999 and 1 January 2000	725,537	639	–	1,434	727,610
Premium on issue of shares	456	–	–	–	456
Arising upon repurchase of own shares	–	157	–	–	157
At 31 December 2000	725,993	796	–	1,434	728,223
The Company					
At 1 January 1999 and 1 January 2000	725,537	639	210,255	–	936,431
Premium on issue of shares	456	–	–	–	456
Arising upon repurchase of own shares	–	157	–	–	157
At 31 December 2000	725,993	796	210,255	–	937,044

Notes to the Financial Statements
For the year ended 31 December 2000

31. OTHER RESERVES

	Exchange reserve *HK$'000*
The Group	
At 1 January 1999	(4,675)
Exchange differences, less minority interest on translation of financial statements of overseas operations	(9,725)
At 1 January 2000	(14,400)
Exchange differences, less minority interest on translation of financial statements of overseas operations	8,318
At 31 December 2000	(6,082)

Included in the above is the Group's share of post-acquisition reserves of its associates as follows:

	Exchange reserve *HK$'000*
At 1 January 1999	22
Share of reserve movements of associates	(8,146)
At 1 January 2000	(8,124)
Share of reserve movements of associates	7,105
At 31 December 2000	(1,019)

32. ACCUMULATED LOSSES

	HK$'000
The Group	
At 1 January 1999	(402,926)
Write-off of goodwill upon disposal	10,051
Net profit for the year	693
At 1 January 2000	(392,182)
Premium on repurchase of own shares	(180)
Net loss for the year	(85,455)
At 31 December 2000	(477,817)

Notes to the Financial Statements
For the year ended 31 December 2000

32. ACCUMULATED LOSSES (Continued)

Included in the above is the Group's share of post-acquisition reserves of associates, as follows:

	HK$'000
At 1 January 1999	(2,106)
Net profit for the year	15,761
Dividend received	(2,617)
Share of post-acquisition results of associates previously accounted for as subsidiaries	(19,184)
Reversal of post-acquisition results of associates upon liquidation	13,997
At 1 January 2000	5,851
Net profit for the year	1,384
Dividend received	(14,115)
At 31 December 2000	(6,880)

	HK$'000
The Company	
At 1 January 1999	(616,606)
Net profit for the year	2,254
At 1 January 2000	(614,352)
Premium on repurchase of own shares	(180)
Net loss for the year	(88,943)
At 31 December 2000	(703,475)

The Company has no reserves available for distribution to shareholders at the balance sheet date.

33. LOAN FROM A MINORITY SHAREHOLDER

The loan is unsecured, non-interest bearing and has no fixed terms of repayment. The minority shareholder has agreed not to demand repayment of the loan in the next twelve months from the balance sheet date and, accordingly, the amount has been classified as non-current liability.

Notes to the Financial Statements
For the year ended 31 December 2000

34. DEFERRED TAXATION

	The Group		The Company	
	2000	**1999**	**2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January	25	25	–	–
Credit for the year *(Note 12)*	(12)	–	–	–
At 31 December	13	25	–	–

At the balance sheet date, the major components of the deferred taxation (assets) liabilities, recognised and unrecognised, were as follows:

	Recognised		Unrecognised	
	2000	**1999**	**2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The Group				
Excess (shortfall) of tax allowances over accounting depreciation in respect of property, plant and equipment	–	25	(239)	(349)
Taxation losses	–	–	(158,376)	(148,808)
Other timing differences	13	–	(47)	(1,996)
	13	25	(158,662)	(151,153)
The Company				
Excess of tax allowances over accounting depreciation in respect of property, plant and equipment	–	–	15	803
Other timing differences	–	–	(10,194)	(11,259)
	–	–	(10,179)	(10,456)

Deferred tax asset has not been recognised in the financial statements in respect of tax losses available to offset future profits as it is not certain that the tax losses will be utilised in the foreseeable future.

Notes to the Financial Statements
For the year ended 31 December 2000

34. DEFERRED TAXATION (Continued)

The amount of unrecognised deferred taxation (credit) charge for the year is as follows:

	The Group		The Company	
	2000	**1999**	**2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax effect of timing differences because of:				
Excess (shortfall) of tax allowances over accounting depreciation in respect of property, plant and equipment	110	(1,367)	(788)	(345)
Taxation losses (arising) utilised	(9,568)	(7,208)	1,065	157
Other timing differences	1,949	(919)	–	–
	(7,509)	(9,494)	277	(188)

Deferred taxation has not been recognised on the surplus or deficit arising on the revaluation of leasehold land and buildings and investment properties because profits or losses arising on the disposal of these assets would not be subject to taxation. Accordingly, the surplus or deficit arising on revaluation does not constitute a timing difference.

Notes to the Financial Statements

For the year ended 31 December 2000

35. RECONCILIATION OF LOSS BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2000	1999
	HK$'000	*HK$'000*
Loss before taxation	(80,564)	(3,418)
Share of results of associates	(3,356)	(18,783)
Dividend from listed equity securities	(2)	(198)
Finance lease interest income	(60)	(78)
Interest income	(5,459)	(2,445)
Interest expenses	17,569	12,866
Finance lease charges	322	464
Amortisation of intangible assets	3,078	3,078
Deficit (surplus) on revaluation of investment properties	8,412	(5,523)
Depreciation	16,729	19,032
Gain upon disposal of a subsidiary	–	(51,530)
Gain on disposal of listed equity securities	(82)	–
Gain upon liquidation of associates	–	(12,950)
Loss on disposal of property, plant and equipment	501	711
Loss upon liquidation of subsidiaries	282	487
Provision against amounts due from associates	–	42,871
Provision against account receivable	22,632	–
Provision for diminution in value of properties held for sale	–	3,073
Write back of provision against amounts due from associates	(5,632)	–
Decrease in inventories	10,490	102,373
Increase in properties held for sale	–	(135)
Decrease in trade and other receivables	26,072	58,690
Decrease in amounts due from associates	10,638	5,356
Increase (decrease) in bills payable	10,400	(2,642)
Decrease in trade and other payables	(11,738)	(88,357)
Increase in amounts due to associates	28	32
Increase in amounts due to related companies	488	842
Net cash inflow from operating activities	20,748	63,816

Notes to the Financial Statements
For the year ended 31 December 2000

36. DISPOSAL OF A SUBSIDIARY

Summary of the effects of the disposal of a subsidiary are as follows:

	2000 *HK$'000*	1999 *HK$'000*
Net assets disposed of:		
Property, plant and equipment	–	1,416
Inventories	–	34,293
Trade and other receivables	–	17,837
Bank balances and cash	–	1,778
Trade and other payables	–	(26,327)
Taxation payable	–	(53)
Minority interest	–	7,953
Current account reclassified as amounts due from associates	–	(64,054)
Loan assigned to the purchaser	–	(23,380)
Loans from minority shareholders	–	(7,596)
	–	(58,133)
Net deficit reclassified as interests in associates	–	19,184
Attributable goodwill	–	10,051
Gain from disposal	–	51,530
	–	22,632
Satisfied by:		
Cash received	–	250
Deferred consideration	–	22,382
	–	22,632
Net cash outflow arising from disposal:		
Cash consideration	–	250
Bank balances and cash disposed of	–	(1,778)
	–	(1,528)

The subsidiary disposed of during the year ended 31 December 1999 contributed HK$176,602,000 to the Group's turnover and a loss of HK$4,632,000 to the Group's operating result, HK$22,019,000 to the Group's net operating cash flows, paid HK$3,819,000 in respect of the net returns on investment and servicing of finance, paid nil in respect of taxation, utilised HK$1,097,000 for investing activities and paid HK$17,136,000 in respect of financing activities for that year.

Notes to the Financial Statements

For the year ended 31 December 2000

37. LIQUIDATION OF SUBSIDIARIES

A summary of the effects of liquidation of subsidiaries is as follows:

	2000	1999
	HK$'000	*HK$'000*
Net assets written off:		
Property, plant and equipment	–	6
Inventories	–	5,594
Trade and other receivables	377	367
Trade and other payables	(95)	(5,480)
Loss upon liquidation	282	487

The effects on the cash flows of the subsidiaries liquidated during the year and results of the Group are insignificant.

38. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and share premium	Obligations under finance leases	Minority interests	Borrowings (excluding cash and cash equivalents)	Loans from minority shareholders
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 1999	865,592	4,425	(6,037)	193,191	7,596
Net cash inflow (outflow) from financing	–	(2,528)	–	(45,946)	4,046
Disposal of a subsidiary	–	–	7,953	–	(7,596)
Transfer from trade creditor	–	–	–	211,364	–
Share of loss by minority shareholders for the year	–	–	(7,436)	–	–
Effect of foreign exchange rate changes	–	–	(9)	26	–
At 1 January 2000	865,592	1,897	(5,529)	358,635	4,046
Nominal value of own shares repurchased and cancelled	(157)	–	–	–	–
Inception of finance leases	–	821	–	–	–
Net cash inflow (outflow) from financing	1,065	(1,991)	–	(25,738)	–
Shared of profit by minority shareholders for the year	–	–	1,750	–	–
Effect of foreign exchange rate changes	–	(5)	(12)	(1,502)	–
At 31 December 2000	866,500	722	(3,791)	331,395	4,046

Notes to the Financial Statements
For the year ended 31 December 2000

39. MAJOR NON-CASH TRANSACTIONS

During the year, the Group has purchased property, plant and equipment by means of finance lease. The addition cost of property, plant and equipment amounted to HK$821,000.

40. RELATED PARTY TRANSACTIONS

In addition to the loans from related parties disclosed under Note 28 and 33 above, during the year, the Group entered into the following transactions with related parties:

	2000	**1999**
	HK$'000	*HK$'000*
Interest income from associates	4,016	–
Interest expenses paid to Directors	615	799
Interest expenses paid to a related company	318	293
Management and agency fee paid to a related company	3,943	3,874

The pricing of transactions regarding management and agency fees were determined by the Directors on the basis of estimated market value.

41. OPERATING LEASE COMMITMENTS

At the balance sheet date the Group and the Company had the following operating lease commitments payable in the next twelve months, in respect of land and buildings:

	The Group	
	2000	**1999**
	HK$'000	*HK$'000*
Operating leases which expire:		
Within one year	41	–
In the second to fifth years inclusive	1,923	712
	1,964	712

The Company had no operating lease commitment at the balance sheet date.

Notes to the Financial Statements
For the year ended 31 December 2000

42. CONTINGENT LIABILITIES

At the balance sheet date, the Group and the Company had the following outstanding contingent liabilities which are not provided for in the financial statements in respect of:

	The Group		The Company	
	2000	**1999**	**2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Guarantees given for banking and other facilities made available to:				
Subsidiaries	–	–	287,604	246,462
An associate	–	1,944	–	–
Other guarantees	98	200	–	–
	98	2,144	287,604	246,462

43. PLEDGE OF ASSETS

At the balance sheet date, certain of the Group's land and buildings and investment properties with an aggregate net book value of HK$412,430,000 (1999: HK$342,256,000) and all assets of a subsidiary of HK$24,169,000 (1999: nil) have been pledged to secure banking facilities granted to the Group.

44. PRINCIPAL SUBSIDIARIES

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Direct subsidiary				
Wo Kee Hong (B.V.I.) Limited	British Virgin Islands	100	30,000 shares of US$0.01 each	Investment holding
Indirect subsidiaries				
Achievement Investments Limited	British Virgin Islands	100	1 share of US$1	Investment holding
Best & Original Production Limited	Hong Kong	96	8,800,000 shares of HK$1 each	Provision of production, post-production and editing services for laser disc and video market

Notes to the Financial Statements
For the year ended 31 December 2000

44. PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Cliven Pte Ltd. *	Singapore	100	10 ordinary shares of S$1 each	Investment holding
Dongguan Changxing Refrigeration Equipment Co. Ltd.*	PRC	92	HK$30,000,000	Manufacturing and trading of air conditioners
East Wood Offshore Ltd.	British Virgin Islands/PRC	100	1 share of US$1	Property investment
ebuystore.com (H.K.) Limited	Hong Kong	75	2 shares of HK$1 each	e-business
Eight Wonders Company Ltd.	British Virgin Islands/PRC	100	1 share of US$1	Property investment
Elbright Limited	Hong Kong	100	2 shares of HK$1 each	Property leasing agent
Ever Rising Investments Limited	Hong Kong	100	2 shares of HK$1 each	Property investment
Excellent Top Ltd.	British Virgin Islands/PRC	100	180,000 shares of US$1 each	Trading of sport and fashion accessories
Flying Colours Company Ltd.	British Virgin Islands/PRC	100	1 share of US$1	Property investment
Forward Electronics (Malaysia) Sdn. Bhd. *	Malaysia	100	250,000 ordinary shares of M$1 each	Distribution of audio-visual equipment
Forward International Singapore (Private) Limited *	Singapore	100	1,000,000 shares of S$1 each	Distribution of multimedia software
Forward Marketing (Singapore) Pte Ltd. *	Singapore	100	1,000,000 ordinary shares of S$1 each	Distribution of audio-visual products
Full Moon Overseas Limited	British Virgin Islands/PRC	100	1 share of US$1	Property investment

Notes to the Financial Statements

For the year ended 31 December 2000

44. PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Haverest Moon Holdings Ltd.	British Virgin Islands/PRC	100	1 share of US$1	Property investment
Jacobean Co. Ltd.	British Virgin Islands/PRC	100	1 share of US$1	Property investment
Locomotion Enterprises Ltd.	British Virgin Islands/PRC	100	1 share of US$1	Property investment
Macau Wo Kee Hong Import & Export Limited	Macau	100	MOP10,000	Trading of audio-visual equipment and providing repairs and maintenance services for air-conditioning equipment and electronic appliances
Maiden Pink Limited	British Virgin Islands/PRC	100	1 share of US$1	Property investment
Martview Limited	Hong Kong	100	2 shares of HK$1 each	Property holding
Mega Warehouse (B.V.I.) Ltd.	British Virgin Islands	55	100 shares of US$1 each	Investment holding
Mega Warehouse (Hong Kong) Ltd.	Hong Kong	55	1,000,000 shares of HK$1 each	Warehouse stores operation
Metro Global Limited	Hong Kong	100	2 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Investment holding
Midtown Company Ltd.	British Virgin Islands/PRC	100	1 share of US$1	Property investment
Most Advance International Ltd.	British Virgin Islands	100	1 share of US$1	Investment holding

Notes to the Financial Statements

For the year ended 31 December 2000

44. PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
New Castle Development Ltd.	British Virgin Islands/PRC	100	1 share of US$1	Property investment
Number One Enterprises Ltd.	British Virgin Islands/PRC	100	1 share of US$1	Property investment
Pacific Star Entertainment Company Limited	British Virgin Islands/ Hong Kong	100	1 share of US$1	General trading
Pacific Star Worldwide Limited	British Virgin Islands	100	600,000 shares of US$1 each	Investment holding and provision of management services
Rising Sun Development Ltd.	British Virgin Islands/PRC	100	1 share of US$1	Property investment
Riverlily Enterprises Ltd.	British Virgin Islands/PRC	100	1 share of US$1	Property investment
Rogers International Ltd.	Bahamas	100	2 shares of US$1 each	Trading brand holding
Shinwa Engineering Company, Limited	Hong Kong	100	5,000,000 non-voting deferred shares of HK$1 each and 2 ordinary shares of HK$1 each	Investment holding
Sincere Overseas Ltd.	British Virgin Islands/PRC	100	1 share of US$1	Property investment
Skyline Trading Ltd.	British Virgin Islands/PRC	100	1 share of US$1	Property investment
Stoneycroft Estates Limited	Hong Kong	100	20,000,000 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Property investment

Notes to the Financial Statements

For the year ended 31 December 2000

44. PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Waterfront Company Ltd.	British Virgin Islands/PRC	100	1 share of US$1	Property investment
WKH India Private Limited *	India	100	1,309,025 shares of Indian Rupee 10 each	Distribution of car audio equipment
Wo Kee Hong Distribution Pte Ltd. *	Singapore	100	400,000 ordinary shares of S$1 each	Distribution of home audio and car audio equipment and accessories
Wo Kee Hong Electronics Sdn. Bhd. *	Malaysia	100	1,000,000 ordinary shares of M$1 each	Distribution of audio equipment
Wo Kee Hong Finance Limited	Hong Kong	100	2 shares of HK$1 each	Finance and money lending
Wo Kee Hong Investments Ltd.	British Virgin Islands	100	1 share of US$1	Investment holding
Wo Kee Hong Limited	Hong Kong	100	10,000 non-voting deferred shares of HK$1,000 each and 2 ordinary shares of HK$1,000 each	Investment holding and distribution of audio-visual equipment, car audio and electronic products, air-conditioning and refrigeration products, electrical appliances and electronic components
Wo Kee Hong Professional Air Conditioning Pte Ltd. *	Singapore	90	4,300,000 shares of S$1 each	Distribution of air-conditioning products
Wo Kee Hong Professional Air Conditioning Sdn. Bhd.*	Malaysia	100	4,200,000 ordinary shares of M$1 each	Distribution and installation of air-conditioning products

Notes to the Financial Statements

For the year ended 31 December 2000

44. PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Wo Kee Hong (Singapore) Pte Ltd. *	Singapore	100	2,700 shares of S$1,000 each	Investment holding and distribution and agency of audio-visual equipment
Wo Kee Services Limited	Hong Kong	100	2 non-voting deferred shares of HK$100 each and 19,998 ordinary shares of HK$100 each	Provision of warehousing, delivery, repairs and maintenance services

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

* *Subsidiaries not audited by Deloitte Touche Tohmatsu.*

45. PRINCIPAL ASSOCIATES

The following is a list of the principal associates as at 31 December 2000:

Name of company	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Auto Italia Limited	Hong Kong	24.3	10,000 shares of HK$10 each	Trading of cars and related accessories and provision of car repairing services
Corich Enterprises Inc.	British Virgin Islands	33	100 shares of US$1 each	Investment holding
Italian Motors (Sales & Services) Limited	Hong Kong	24.3	60,000 shares of HK$10 each	Trading of cars and related accessories and provision of car repairing services

Notes to the Financial Statements

For the year ended 31 December 2000

44. PRINCIPAL ASSOCIATES (Continued)

Name of company	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Jin Ling Electrical Company Limited	PRC	50	RMB263,500,000	Manufacturing and trading of washing machines
Mitsubishi Heavy Industries-Jinling Air-Conditioners Company, Ltd	PRC	24.5	US$30,000,000	Manufacturing and trading of air conditioners
Technorient Limited	Hong Kong	24.3	1,727 shares of HK$100 each	Investment holding

The above table lists the associates of the Group which, in the opinion of the Directors, principally affected the results or assets of the Group. To give details of other associates would, in the opinion of the Directors, result in particulars of excessive length.

3. INTERIM RESULTS

Set out below are the unaudited interim results of the Group for the six months ended 30 June 2001 together with relevant notes, which are extracted from the interim report of the Company for the six months ended 30 June 2001:

Condensed Consolidated Income Statement

		Six months ended 30 June	
		2001	**2000**
		(Unaudited)	*(Unaudited)*
	Notes	*HK$'000*	*HK$'000*
Turnover	*2*	268,193	239,483
Cost of sales		(198,301)	(175,964)
Gross profit		69,892	63,519
Other revenue		7,678	10,085
Distribution costs		(21,822)	(27,272)
Administrative expenses		(53,384)	(54,556)
Profit (Loss) from operations		2,364	(8,224)
Finance costs		(8,367)	(9,148)
Investment income		119	1,865
Write-back of provision for amounts due from associates		37,239	–
Write-back of provision against account receivable		22,632	–
Provision against impairment in value of goodwill	*4*	(59,747)	–
Share of results of associates		969	8,103
Loss before taxation		(4,791)	(7,404)
Taxation	*5*	(986)	(1,753)
Loss after taxation		(5,777)	(9,157)
Minority interest		682	4,005
Loss attributable to shareholders		(5,095)	(5,152)
Loss per share – Basic	*6*	(0.4 cent)	(0.4 cent)

Condensed Consolidated Balance Sheet

	Notes	30 June 2001 (Unaudited) HK$'000	31 December 2000 (Audited) HK$'000
Assets			
Non-current assets			
Investment properties	7	137,617	135,516
Property, plant and equipment	7	242,938	252,891
Intangible assets		20,007	21,547
Interests in associates		199,083	179,427
Investment securities		1,797	1,842
Finance lease receivable – due after one year		355	355
		601,797	591,578
Current assets			
Inventories		104,074	57,188
Properties held for sale, at net realisable value		105,062	105,062
Trade and other receivables	8	69,737	75,791
Finance lease receivable – due within one year		167	335
Amounts due from associates		835	21,534
Amount due from a shareholder of an associate		1,000	1,000
Other investments		176	36
Bank balances and cash		9,554	19,832
		290,605	280,778
Total assets		892,402	872,356

Condensed Consolidated Balance Sheet

	Notes	30 June 2001 (Unaudited) HK$'000	31 December 2000 (Audited) HK$'000
Equity and liabilities			
Capital and reserves			
Issued capital	9	140,887	140,507
Capital reserves	10	728,343	728,223
Other reserves	11	(3,993)	(6,082)
Accumulated losses		(483,020)	(477,817)
		382,217	384,831
Minority interest		(11,626)	(3,791)
Non-current liabilities			
Obligations under finance leases – due after one year		490	583
Borrowings – due after one year		115,093	118,646
Loans from minority shareholders		11,642	4,046
Deferred taxation		13	13
		127,238	123,288
Current liabilities			
Trade and other payables	12	116,121	87,942
Bills payable		47,032	45,655
Amounts due to associates		–	80
Amounts due to related companies		2,655	2,482
Taxation		518	190
Obligations under finance leases – due within one year		133	139
Borrowings – due within one year		228,114	231,540
		394,573	368,028
Total equity and liabilities		892,402	872,356

Condensed Consolidated Statement of Recognised Gains and Losses

	Six months ended 30 June	
	2001	**2000**
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Exchange differences arising on translation of financial statements of overseas operations not recognised in the income statement	2,089	3,146
Loss attributable to shareholders	(5,095)	(5,152)
Total recognised losses	(3,006)	(2,006)

Condensed Consolidated Cash Flow Statement

	Six months ended 30 June 2001
	(Unaudited)
	HK$'000
Net cash outflow from operating activities	(5,126)
Net cash outflow from returns on investments and servicing of finance	(4,666)
Total tax paid	(65)
Net cash inflow from investing activities	3,287
Net cash outflow before financing	(6,570)
Net cash outflow from financing	(16,443)
Decrease in cash and cash equivalents	(23,013)
Cash and cash equivalents at beginning of the period	1,041
Effect of foreign exchange rate changes	1,294
Cash and cash equivalents at end of the period	(20,678)
Analysis of the balances of cash and cash equivalents	
Bank balances and cash	9,554
Bank loans and overdrafts	(30,232)
	(20,678)

Notes to the Condensed Financial Statements

1. ACCOUNTING POLICIES

General

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties. They should be read in conjunction with the 2000 annual financial statements.

The condensed financial statements have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" except that, in the first year of implementation of the SSAP No. 25, as permitted by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), no comparative figures have been presented for the condensed consolidated cash flow statement.

The accounting policies adopted in the preparation of these condensed interim financial statements are consistent with those followed in the Group's annual financial statements for the year ended 31 December 2000, except that the Group has changed certain of its accounting policies following its adoption of the SSAPs issued by the Hong Kong Society of Accountants, which are effective for accounting period commencing on or after 1 January 2001:

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 14 (revised)	:	Leases
SSAP 26	:	Segment reporting
SSAP 29	:	Intangible assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting for investments in subsidiaries

The significant changes in the Group's accounting policies are set out below:

Segment report

The Group has disclosed segmental revenue and results, as defined under SSAP 26 "Segment Reporting". In accordance with the Group's interim financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format. Comparative information has been given.

Goodwill

The Group has adopted SSAP 30 "Business Combinations" and has elected not to restate the goodwill or negative goodwill previously eliminated against or credited to reserves. Accordingly, goodwill arising on acquisitions prior to 1 January 2001 is held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time the goodwill is determined to be impaired. Negative goodwill arising on acquisitions prior to 1 January 2001 will be credited to income at the time of disposal of the relevant subsidiary or associate.

1. ACCOUNTING POLICIES (Continued)

Goodwill arising on acquisitions after 1 January 2001 will be capitalised and amortised over its estimated useful life. Negative goodwill arising on acquisitions after 1 January 2001 will be presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted. Impairment of value arising on goodwill will be accounted for in accordance with SSAP 31 "Impairment of Assets".

2. TURNOVER AND SEGMENTAL INFORMATION

	Turnover Six months ended 30 June		Segment results Six months ended 30 June	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Business segments				
Audio-visual and other electrical products	27,465	33,581	(3,097)	(7,749)
Air-conditioning products	89,333	131,457	9,888	15,537
Car audio and electronic products	26,384	40,210	(2,555)	(2,623)
Cars and car accessories	116,601	–	4,239	–
Direct marketing	7,992	33,061	(2,935)	(12,168)
Others	418	1,174	20	17
	268,193	239,483	5,560	(6,986)
Unallocated corporate expenses			(3,196)	(1,238)
Profit(Loss) from operations			2,364	(8,224)
Geographical segments				
Hong Kong	203,569	145,747	6,759	(8,228)
Singapore	16,890	17,306	(3,440)	(4,367)
Malaysia	7,816	9,094	(647)	(389)
The People's Republic of China	2,067	26,510	(1,142)	4,630
Macau	30,019	31,702	3,824	2,355
Others	7,832	9,124	206	(987)
	268,193	239,483	5,560	(6,986)
Unallocated corporate expenses			(3,196)	(1,238)
Profit(Loss) from operations			2,364	(8,224)

3. DEPRECIATION AND AMORTISATION

During the period, depreciation of approximately HK$8,101,000 (2000: HK$8,168,000) was charged in respect of the Group's property, plant and equipment; and amortisation of approximately HK$1,539,000 (2000: HK$1,539,000) was charged in respect of the Group's intangible assets.

4. PROVISION AGAINST IMPAIRMENT IN VALUE OF GOODWILL

During the period, goodwill arising from acquisition of a subsidiary was written off and charged to the income statement as an expense.

5. TAXATION

	Six months ended 30 June	
	2001	**2000**
	HK$'000	*HK$'000*
The charge comprises:		
Profits Tax for the period:		
Hong Kong	–	(561)
Overseas taxation	(54)	–
Taxation attributable to the Company and its subsidiaries	(54)	(561)
Share of taxation attributable to associates	(932)	(1,192)
	(986)	(1,753)

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profits for the period.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

6. LOSS PER SHARE

The calculation of loss per share is based on the loss for the period of HK$5,095,000 (2000: HK$ 5,152,000) and on the weighted average number of 1,408,000,184 (2000: 1,404,845,892) ordinary shares in issue during the period.

Diluted loss per share is not presented for the period as the effect of exercising the Company's outstanding share options is anti-dilutive.

7. ADDITIONS TO INVESTMENT PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

During the period, no investment property was acquired except for the transfer from land and building of HK$2,100,000 (2000: additions of HK$ 3,308,000).

During the period, there were additions of property, plant and equipment amounted to HK$2,150,000 (2000: HK$7,210,000).

8. TRADE AND OTHER RECEIVABLES

The Group allows an average credit period of 30 to 90 days to its customers. The aged analysis of trade receivables is as follows:

	30 June 2001 *HK$'000*	31 December 2000 *HK$'000*
Within 30 days	17,995	18,771
Over 30 days	10,803	6,329
Over 60 days	2,010	1,848
Over 90 days	3,274	2,943
Over 1 year	3,191	3,390
Total trade receivables	37,273	33,281
Other receivables	32,464	42,510
	69,737	75,791

9. ISSUED CAPITAL

	Number of shares of HK$0.10 each	Nominal value *HK$'000*
Authorised:		
At 1 January 2000 and 1 January 2001 and 30 June 2001	3,500,000,000	350,000
Issued and fully paid:		
At 1 January 2000	1,400,553,178	140,055
Issue of shares upon exercises of share options	6,092,000	609
Cancellation upon repurchase of own shares	(1,574,000)	(157)
At 1 January 2001	1,405,071,178	140,507
Issue of shares upon private placing	5,000,000	500
Cancellation upon repurchase of own shares	(1,200,000)	(120)
At 30 June 2001	1,408,871,178	140,887

10. CAPITAL RESERVES

	Share premium *HK$'000*	Capital redemption reserve *HK$'000*	Capital reserve *HK$'000*	Total *HK$'000*
At 1 January 2000	725,537	639	1,434	727,610
Premium on issue of shares	456	–	–	456
Arising upon repurchase of own shares	–	157	–	157
At 1 January 2001	725,993	796	1,434	728,223
Arising upon repurchase of own shares	–	120	–	120
At 30 June 2001	725,993	916	1,434	728,343

11. OTHER RESERVES

	Exchange reserve *HK$'000*
At 1 January 2000	(14,400)
Exchange differences, less minority interest on translation of financial statements of overseas operations	8,318
At 1 January 2001	(6,082)
Exchange differences, less minority interest on translation of financial statements of overseas operations	2,089
At 30 June 2001	(3,993)

12. TRADE AND OTHER PAYABLES

The aged analysis of trade payables is as follows:

	30 June 2001 *HK$'000*	31 December 2000 *HK$'000*
Within 30 days	3,082	7,974
Over 30 days	1,666	2,777
Over 60 days	314	2,623
Over 90 days	4,894	5,063
Over 1 year	27,662	27,972
Total trade payables	37,618	46,409
Accruals and other payables	78,503	41,533
	116,121	87,942

13. RELATED PARTY TRANSACTIONS

During the period, the Group entered into the following transactions with related parties:

	Six months ended 30 June	
	2001	2000
	HK$'000	*HK$'000*
Interest income from associates	–	1,331
Interest expenses paid to Directors	329	305
Management and agency fee paid to a related company	1,831	1,925

14. PLEDGE OF ASSETS

At 30 June 2001, certain of the Group's land and buildings and investment properties with an aggregate net book value of HK$407,115,000 (31 December 2000: HK$412,430,000) and all assets of a subsidiary of HK$22,404,000 (31 December 2000: HK$24,169,000) have been pledged to secure banking facilities granted to the Group.

15. CONTINGENT LIABILITIES

There is no material change in contingent liabilities since the last annual balance sheet date.

16. COMMITMENTS

There were no material capital commitments at 30 June 2001 and 31 December 2000.

Management Discussion and Analysis of Results of Operations and Financial Condition

Results

Group turnover increased to HK$268,200,000 and by HK$28,700,000 (+12%) over the same period last year. The major reason for the increase was the inclusion this year, in the results of the Group, the figures for Corich Enterprises Inc. ("Corich"). Corich is the company which controls the interests in the motor vehicle distribution business which primarily represents the "Ferrari" and "Maserati" marques. As reported in the Company's Annual Report 2000, the Group exercised its option to repurchase the shares of Corich that were sold in December 1999, and therefore the business became a 73.6% controlled subsidiary of the Group effective from the beginning of 2001. Other than this, in general most businesses operated at lower levels of turnover than those recorded last year, although there were some exceptions, and these are commented upon in the business reviews.

Gross profits increased by HK$6,400,000 (+10%) over the same period last year, although gross margin achieved averaged 26.1% which was slightly lower than the 26.5% recorded last year. This was largely as a result in the change in the sales mix of businesses and products, rather than any significant deterioration in individual product group margins.

Total sales and general administration costs were lower than the same period last year, given the cost reduction exercises which have been implemented and which will continue, although the group costs for this year do also include such costs of the motor business, which were excluded last year as being an associated company only, and which amounted to approximately HK$18,000,000.

It is pleasing to note that the Group was able to report a profit from operations for the period of almost HK$2,400,000, which compares with the loss recorded in the same period last year, of HK$8,200,000. There was, however, an overall attributable loss for the six months of HK$5,100,000 (2000: HK$5,200,000). Group finance costs were lower than last year as were provisions for taxation. However, the significant reduction in profits arising from associated companies that are not controlled by the Group and which were lower by HK$7,100,000 on the same period last year, meant that the ultimate group results recorded a small attributable loss similar to the same period last year.

Cash Flow, Liquidity and Financial Resources

In the six months ended 30 June 2001 there was a small net cash outflow of HK$5,100,000 from operations. Group working capital requirements, including consolidation of the newly re-acquired motor group as a subsidiary, increased by HK$16,000,000 over the position at the end of the last financial year. There was a HK$4,700,000 outflow being finance interest paid in the period; a HK$3,300,000 inflow largely from proceeds of sales of property and equipment; and a HK$16,400,000 outflow being by net repayments to the banks in respect of the loan debt position.

The Group continues to be financed from a combination of internal cash flows; trade creditor support; and bank borrowings with both long and short-term maturities. The Group has continued to meet all financial obligations and retire its trade and bank liabilities upon due dates, although net cash and bank balances were reduced to HK$9,600,000.

There continues to be a balance of group net current liabilities which at 30 June 2001 amounted to HK$104,000,000. The primary reason for this relates to the short term debt of an unsecured loan of HK$131,000,000 from a supplier with whom the Group has a long-term joint venture partner and trading relationship, which loan falls due for repayment in December 2001. The future financing and repayment arrangements of this unsecured loan are currently under negotiation. Management is confident that a satisfactory agreement can be reached with the supplier and expects to make an announcement on this matter before the repayment becomes due.

Total bank borrowings continued to be reduced in the period by HK$6,200,000, such that at 30 June 2001 they amounted to HK$125,400,000 (at 31 December 2000 they were HK$131,600,000). As a percentage of total assets, bank borrowings at the period end were only 14%. Total net borrowings of the Group also continued to be reduced and at 30 June 2001 were HK$343,200,000 compared with HK$350,200,000 at 31 December 2000.

4. STATEMENT OF UNAUDITED ADJUSTED PRO-FORMA CONSOLIDATED NET TANGIBLE ASSET VALUE OF THE GROUP

The following is a statement of the unaudited adjusted pro-forma consolidated net tangible asset value of the Group after taking into account of the Rights Issue. It is based on the audited net tangible asset value of the Group as at 31 December 2000 and as adjusted to take into account of transactions since that date:

	HK$'000
Net assets based on the audited balance sheet of the Group as at 31 December 2000	384,831
Less: Net intangible assets of the Group at 31 December 2000	21,547
Net tangible assets based on the audited balance sheet of the Group as at 31 December 2000	363,284
Add: Proceeds from issue of shares upon private placing	500
Capital redemption reserve arising upon repurchase of own shares	120
Exchange differences, less minority interest on translation of financial statements of overseas operations	2,089
Less: Cancellation of shares upon repurchase of own shares	228
Unaudited net loss of the Group for the six months ended 30 June 2001	5,095
Add: Amortisation of intangible assets for the six months ended 30 June 2001	1,540
Unaudited adjusted pro-forma consolidated net tangible assets of the Group prior to completion of the Rights Issue	362,210
Add: Estimated net proceeds of the Rights Issue *(Note 1)*	46,800
Unaudited adjusted pro-forma consolidated net tangible assets of the Group upon completion of the Rights Issue	409,010
	HK$
Unaudited adjusted pro-forma consolidated net tangible asset value per Share before the Capital Reorganisation becoming effective *(Note 2)*	0.29
Unaudited adjusted pro-forma consolidated net tangible asset value per Adjusted Share prior to the Rights Issue and after the Capital Reorganisation becoming effective *(Note 3)*	2.90
Unaudited adjusted pro-forma consolidated net tangible asset value per Adjusted Share upon completion of the Rights Issue *(Note 4)*	0.58

Notes:

1. Being the estimated net proceeds from issuance of not less than 140,887,117 Rights Shares at HK$0.35 each after deducting estimated expenses for the Rights Issue of approximately HK$2.5 million.

2. Based on 1,408,871,178 Shares in issue before the Capital Reorganisation becoming effective.

3. Based on 140,887,117 Adjusted Shares in issue as at the Latest Practicable Date (assuming the Capital Reorganisation becoming effective).

4. Based on 704,435,585 Adjusted Shares, upon completion of the Rights Issue including the Bonus Share Issue, assuming no subscription rights attaching to the Share Options are exercised before the Record Date and the Capital Reorganisation becoming effective.

5. INDEBTEDNESS

At the close of business on 31 January 2002, the Group had outstanding bank borrowings of approximately HK$90 million (of which HK$82 million was secured by fixed charges on certain of the Group's assets, including properties and short-term bank deposits, and a fixed and floating charge on all assets of a subsidiary). In addition, the Group had outstanding at that date obligations under hire purchase contracts and finance leases of approximately HK$463,000, loan from a director of approximately HK$15 million, amounts due to related companies of approximately HK$11 million, loans from a supplier of approximately HK$197 million, loans from minority shareholders of approximately HK$2 million, loan from a third party of approximately HK$5 million and contingent liabilities in respect of guarantees given to third parties of approximately HK$332,000.

Save as aforesaid or as otherwise disclosed herein, and apart from intra-group liabilities, the group did not have outstanding at the close of business on 31 January 2002 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptable credits, debentures, mortgages, charges, hire purchase commitments, guarantees or other material contingent liabilities.

6. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the existing banking facilities, internal resource and the expected net proceeds of the Rights Issue of approximately HK$46.8 million, the Group will have sufficient working capital to meet its present requirements in the absence of unforeseen circumstances.

1. RESPONSIBILITY STATEMENT

This Prospectus includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this Prospectus, the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

The authorised and issued share capital of the Company following completion of the Capital Reorganisation, the Rights Issue and the Bonus Share Issue will be as follows:

Authorised:		*HK$*
3,500,000,000	Shares as at the Latest Practicable Date	350,000,000.00
21,052,175,337	Shares following the Capital Reorganisation becoming effective *(Note 1)*	210,521,753.37
Shares issued and to be issued as fully-paid or credited:		
1,408,871,178	Shares in issue as at the Latest Practicable Date	140,887,117.80
140,887,117	Adjusted Shares upon the Capital Reorganisation becoming effective	1,408,871.17
140,887,117	Adjusted Shares to be issued under the Rights Issue *(Note 2)*	1,408,871.17
422,661,351	Adjusted Shares to be issued under the Bonus Share Issue *(Note 2)*	4,226,613.51
704,435,585	Adjusted Shares in issue immediately following the Capital Reorganisation, becoming effective and the completion of the Rights Issue and the Bonus Share Issue	7,044,355.85

Notes:

1. Assuming the Shareholders approve the resolutions for the Capital Reorganisation to be proposed at the SGM.

2. As at the Latest Practicable Date, there are outstanding Share Options to subscribe for an aggregate of 213,470,400 Shares. Amongst the Share Options holders, Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Barry John BUTTIFANT, Mr. Sammy Chi Chung SUEN, Ms. Kam Har YUE and Mr. Jeff Man Bun LEE, all being Directors who, in aggregate, are entitled to subscribe for 188,880,000 Shares, have given an irrevocable undertaking to the Company not to exercise the subscription rights attaching to their respective Share Options on or before the Acceptance Date. If the subscription rights attaching to the remaining outstanding Share Options are exercised in full on or before the Record Date, a further 2,459,040 Rights Shares and a further 7,377,120 Bonus Shares will be issued under the Rights Issue.

3. PARTICULARS OF DIRECTORS

Executive Directors

Name	**Address**
Wing Sum LEE *(Chairman)*	Flat A1, 17th Floor Villa Monte Rosa 41A Stubbs Road Hong Kong
Richard Man Fai LEE *(Vice Chairman, Chief Executive Officer)*	2nd Floor, 1C Shiu Fai Terrace Stubbs Road Hong Kong
Barry John BUTTIFANT *(Managing Director)*	12D Amber Garden 70-72 Kennedy Road Hong Kong
Sammy Chi Chung SUEN	Flat C-5, 8 Seymour Road Hong Kong
Jeff Man Bun LEE	Flat A1, 17th Floor Villa Monte Rosa 41A Stubbs Road Hong Kong

Non-executive Director

Kam Har YUE	Flat A1, 17th Floor Villa Monte Rosa 41A Stubbs Road Hong Kong

Independent Non-Executive Directors

Name	Address
Boon Seng TAN	25B, Po Garden 9 Brewin Path Hong Kong
Raymond Cho Min LEE	House F, 102 Repulse Bay Road Repulse Bay Hong Kong

The qualifications and experience of the Directors are set out below:

Executive Directors

Wing Sum LEE, aged 75, is the founder and the chairman of the Company. He has 56 years' experience in the distribution of consumer products. He has been involved in the marketing and strategic planning of the Group since its inception. He is a director of the Radio Association of Hong Kong, and an honorary chairman of the Hong Kong and Kowloon Electrical Appliances Merchants Association Limited. He has an interest in the share capital of the Company which falls to be disclosed to the Company under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance.

Richard Man Fai LEE, BSB, MBA, aged 45, the vice chairman and chief executive officer of the Company, is the son of Mr. Wing Sum LEE and Ms. Kam Har YUE. He has 21 years' experience in marketing consumer products. He has a bachelor's degree and a master's degree in business administration from the University of Minnesota. He has been with the Group for 17 years.

Barry John BUTTIFANT, aged 57, is the Group's managing director and was appointed in May 2001. He is an independent non-executive director of four public listed companies in Hong Kong – Giordano International Limited, Daiwa Associate Holdings Limited, Dransfield Holdings Limited and Le Saunda Holdings Limited. He came to Hong Kong in 1979 as the finance director of the Sime Darby Group and was subsequently appointed managing director of Sime Darby Hong Kong Limited in 1982. In 1987, he joined the Polly Peck Group as group chief executive of its Far East operations. Prior to joining the Company, he was the managing director of IDT International Limited between 1992 to 2000. Mr. BUTTIFANT is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants. He is also a fellow member of Institute of Managements the Hong Kong Management Association and the Hong Kong Institute of Directors. He is responsible for the overall corporate management and development of the Group.

Sammy Chi Chung SUEN, MBA, aged 55, is a director of operation and appliances business group of Wo Kee Hong Limited and director of Technorient Limited. He has 30 years' experience in general management, sales and marketing of cars, electrical appliances and air-conditioning products. He has been with the Group for about 6 years.

Jeff Man Bun LEE, BSc, MSc, University of Michigan, MSc, Stanford University, aged 43, is a director of the Company and was appointed in January 2002. He is the son of Mr. Wing Sum LEE and Ms. Kam Har YUE and the younger brother of Mr. Richard Man Fai LEE. He is responsible for the strategic planning and the development of new projects of the Group. Prior to joining the Group, he was a system software specialist of research and development department of the Apple Computer International Limited for 5 years. He had been actively involved in the Group's business from 1991 to 1997 prior to his current appointment.

Non-executive Director

Kam Har YUE, aged 69, is the wife of Mr. Wing Sum LEE and was involved in the policy making of the Group from 1962 to December 1989. She has been a Non-executive Director of the Company since then. She has over 27 years' experience in trading and distribution of consumer products.

Independent non-executive Directors

Boon Seng TAN, M.A., Cambridge University, aged 46, is the chairman and managing director of Lee Hing Development Limited. He is also the executive director of IGB Corporation Berhad, a listed company in Malaysia and is a director of South China Holdings Limited, South China Brokerage Company Limited, South China Industries Limited and Star Cruises Limited, all listed on The Stock Exchange of Hong Kong Limited. He also holds directorships in many other companies. He has been an independent non-executive Director of the Company since April 1999.

Raymond Cho Min LEE, Ed.M, Harvard University, aged 46, is the chairman and managing director of HY & HT Lee Bros. & Co., Ltd. He is also the chairman of the U.S.-based East West Enterprises Co. Ltd. and the Oasis Development Enterprises Group of real estate development and investment companies. In addition, he is the founder and director of the East West Institute of International Studies at Gordon College (USA) and over the years has served on the boards of various community and charitable organizations.

4. CORPORATE INFORMATION AND PARTIES INVOLVED

Registered office	Cedar House 41 Cedar House Hamilton HM12 Bermuda
Principal place of business in Hong Kong	5th Floor Loke Yew Building 50-52 Queen's Road Central Hong Kong
Company Secretary	Ms. Phyllis Ng *(an associate member of The Institute of Chartered Secretaries and Administrators)*
Authorised representatives	Mr. Richard Man Fai LEE Mr. Sammy Chi Chung SUEN
Auditors	Deloitte Touche Tohmatsu *Certified Public Accountants* 26th Floor, Wing On Centre 111 Connaught Road Central Hong Kong
Financial adviser to the Company	Kingsway Capital Limited 5th Floor Hutchison House 10 Harcourt Road Central Hong Kong
Underwriter	Kingsway SW Securities Limited 5th Floor Hutchison House 10 Harcourt Road Central Hong Kong

Legal adviser to the Company and the Rights Issue as to Hong Kong Law	Preston Gates & Ellis 10th Floor Hutchison House 10 Harcourt Road Central Hong Kong
Legal adviser to the Company as to Bermuda Law	Appleby Spurling & Kempe 5511, The Center 99 Queen's Road Central Hong Kong
Hong Kong branch share registrar and transfer office	Standard Registrars Limited 5th Floor, Wing On Centre 111 Connaught Road Central Hong Kong
Principal bankers	The Bank of East Asia, Limited 10 Des Voeux Road Central, Hong Kong Bangkok Bank Public Company Limited 28 Des Voeux Road Central, Hong Kong Hang Seng Bank Limited 83 Des Voeux Road Central, Hong Kong

5. DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests of the Directors in the share capital of the Company and its associated corporations (within the meaning of the SDI Ordinance) which are required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including the interests which they were deemed or taken to have under section 31 or Part I of the Schedule to the SDI Ordinance) or which are required pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, to be notified to the Company and the Stock Exchange are as follows:

(i) Interest in the Company

	Number of ordinary shares of HK$0.10 each			
Directors	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Total Interests**
Mr. Wing Sum LEE	616,636,752	–	128,014,060 *(Note 1)*	744,650,812
Mr. Richard Man Fai LEE	21,156,000	2,104,000	–	23,260,000
Mr. Sammy Chi Chung SUEN	300,000	–	–	300,000
Ms. Kam Har YUE	21,267,622	–	–	21,267,622
Mr. Jeff Man Bun LEE	3,000,000	–	9,190,857 *(Note 2)*	12,190,857

Note 1: These shares are owned by Unit Cosmo International Limited, a company the entire issued share capital of which is owned by Mr. Wing Sum LEE.

Note 2: These shares are owned by Fisherman Enterprises Inc., a company the entire issued share capital of which is owned by Mr. Jeff Man Bun LEE.

(ii) Rights to acquire shares of the Company

Directors	Date option granted	No. of share in the options	Exercisable period	Subscription price per share *HK$*
Mr. Wing Sum LEE	13 May 1996	2,760,000	17 June 1996 – 16 June 2002	0.9460
	28 July 1997	12,500,000	31 August 1997 – 30 August 2003	0.5330
	19 January 1998	3,000,000	22 February 1998 – 21 February 2004	0.2200
	21 December 1999	6,500,000	11 February 2000 – 10 February 2006	0.1400
	11 February 2000	3,000,000	21 March 2000 – 20 March 2006	0.3264
	10 August 2001	35,000,000	16 September 2001 – 15 September 2007	0.1000
Mr. Richard Man Fai LEE	13 May 1996	2,760,000	13 June 1996 – 12 June 2002	0.9460
	28 July 1997	13,500,000*	28 August 1997 – 27 August 2003	0.5330
	19 January 1998	3,100,000*	19 February 1998 – 18 February 2004	0.2200
	10 June 1998	1,000,000	24 July 1998 – 23 July 2004	0.1053
	21 December 1999	6,700,000*	7 February 2000 – 6 February 2006	0.1400
	11 February 2000	3,500,000	18 March 2000 – 17 March 2006	0.3264
	28 May 2001	4,000,000	29 June 2001 – 28 June 2007	0.1000
	10 August 2001	35,000,000	16 September 2001 – 15 September 2007	0.1000
	29 August 2001	500,000*	30 September 2001 – 29 September 2007	0.1000

* *Share Options granted to Mr. Richard Man Fai LEE's spouse were included.*

Directors	Date option granted	No. of share in the options	Exercisable period	Subscription price per share
				HK$
Mr. Sammy Chi Chung SUEN	28 July 1997	1,000,000	31 August 1997 – 30 August 2003	0.5330
	21 December 1999	300,000	6 February 2000 – 5 February 2006	0.1400
	11 February 2000	500,000	22 March 2000 – 21 March 2006	0.3264
	18 January 2001	260,000	6 March 2001 – 5 March 2007	0.1000
	10 August 2001	1,000,000	19 September 2001 – 18 September 2007	0.1000
Ms. Kam Har YUE	29 August 2001	500,000	30 September 2001 – 29 September 2007	0.1000
Mr. Barry John BUTTIFANT	28 May 2001	20,000,000	30 June 2001 – 29 June 2007	0.1000
	10 August 2001	35,000,000	14 September 2001 – 13 September 2007	0.1000
Mr. Jeff Man Bun LEE	13 May 1996	600,000	14 June 1996 – 13 June 2002	0.9460

(iii) Interest in associated corporation

Directors	Associated Corporations in which shares or equity interest are held or interested	Number of shares or amount of equity interest held or interested	Class and/or description of shares
Mr. Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	non-voting deferred shares
	Wo Kee Hong Limited	8,500	non-voting deferred shares
	Wo Kee Services Limited	1	non-voting deferred share
	Wo Kee Hong Professional Air Conditioning Pte Ltd.	4,576,000 *(Note 1)*	ordinary shares
	Jin Ling Electrical Company Limited	RMB131,750,000 *(Note 1)*	N/A
	Mitsubishi Heavy Industries Jinling Air-Conditioners Company, Ltd.	US$14,700,000 *(Note 1)*	N/A
	Modern Publication & Printing Limited	1 *(Note 1)*	ordinary share
	WK Information Network Limited	70 *(Note 1)*	ordinary shares
	東莞先力電器有限公司 (Dongguan Bodysonic Electric Co., Ltd)	HK$2,125,000 *(Note 1)*	N/A
Ms. Kam Har YUE	Wo Kee Hong Limited	400	non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	non-voting deferred shares
	Forward International Corporation, Limited	34,335	non-voting deferred shares
	Stoneycroft Estates Limited	340,000	non-voting deferred shares

Note 1: Mr. Wing Sum LEE is deemed to be interested in the shares or equity interest as a result of his interest in the Company. Apart from these shares or equity interest, all other shares of the associated corporations held by the Directors as stated herein are personal interests.

(iv) Interest in contract or arrangement

(a) Stoneycroft Estates Limited and Ever Rising Investments Limited, both are wholly-owned subsidiaries of the Company, (altogether, "Owners") entered into a deed of mutual covenant and management agreement with Sumwell Property Management Limited ("SPML"), a company owned by Mr. Wing Sum LEE and Ms. Kam Har YUE. Pursuant to the agreement, Owners appointed SPML to be the manager for a term of 2 years from 29 December 1998 (renewable automatically thereafter) to undertake the management, operation, servicing, maintenance, repair, renovation and replacement of Wo Kee Hong Building. The agreement can be terminated by either the committee of the Owners or SPML by giving 3 months' prior notice. The total management fee paid to SPML in 2001 was approximately HK$417,000.

(b) Owners entered into service agreements with SPML in 2001. Pursuant to the service agreement signed in 2001, Owners appointed SPML to be the service company for a term of 1 year from 1 April 2001 for providing administrative and advisory services on the tenancy of Wo Kee Hong Building. The total amount of service fee paid to SPML in 2001 was approximately HK$18,000.

(c) Wo Kee Hong Electronics Sdn Bhd ("WKH Electronics"), a wholly-owned subsidiary of the Company, entered into a tenancy agreement with Classic Lane (M) Sdn, Bhd ("Classic Lane" – receivers and managers have been appointed since 19 October 2000), a company in which Mr. Wing Sum LEE has beneficial interests. Pursuant to the tenancy agreement, Classic Lane granted to WKH Electronics a tenancy in respect of 8th Floor, Menara Genesis, No. 33, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia, at a monthly rent of Ringgit Malaysia 5,250 and monthly facility charge of Ringgit Malaysia 3,500. The tenancy agreement is for a term of 3 years commencing from 1 September 1999 to 31 August 2002. The total amount of rent plus facility charge paid to Classic Lane in respect of this agreement in 2001 was Ringgit Malaysia 105,000.

(v) Interest in assets

(a) Acquisition of 45% interest in Mega Warehouse (B.V.I.) Limited and acquisition of 25% interest in ebuystore.com Limited

(i) On 21 September 2001, ebuystore.com (B.V.I.) Limited ("ebuystore BVI"), a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company as purchaser entered into a sale and purchase agreement with Racer Profits Limited ("Racer Profits"), a company incorporated in the British Virgin Islands and wholly-owned by Mr. Richard Man Fai LEE, as vendor relating to the purchase by ebuystore BVI

of 45% of the entire issued capital of Mega Warehouse (B.V.I.) Limited ("Mega"), a subsidiary of the Company at a consideration of HK$351 (equivalent to US$45). Mega is a company incorporated in British Virgin Islands with limited liability and was, prior to the date of the sale and purchase agreement, owned as to 55% by ebuystore BVI, and as to 45% by Racer Profits. Mega is principally engaged in investment holding with subsidiaries operating direct warehouse outlets.

(ii) On 21 September 2001, ebuystore BVI as assignee has also entered into a deed of assignment with Racer Profits as assignor for the assignment by Racer Profits in favour of ebuystore BVI a shareholder's loan due and owing from Mega to Racer Profits in the sum of HK$4,045,739 at a consideration of HK$1.00.

(iii) On 21 September 2001, ebuystore BVI as purchaser entered into a sale and purchase agreement with Rich Destiny Holdings Limited ("Rich Destiny"), a company incorporated in the British Virgin Islands and wholly-owned by Mr. Richard Man Fai LEE, as vendor relating to the purchase by ebuystore BVI of 25% of the entire issued capital of ebuystore.com Limited ("ebuystore") at a consideration of HK$195 (equivalent to US$25). ebuystore is a company incorporated in the British Virgin Islands with limited liability and was, prior to the date of the sale and purchase agreement, owned as to 75% by ebuystore BVI and as to 25% by Rich Destiny. ebuystore and its subsidiaries are principally engaged in the e-commerce business.

(iv) On 21 September 2001, ebuystore BVI as assignee has entered into a deed of assignment with Mr. Richard Man Fai LEE as assignor relating to the assignment by Mr. Richard Man Fai LEE in favour of ebuystore BVI a director's loan due and owing from ebuystore.com (H.K.) Limited ("ebuystore HK"), a company incorporated in Hong Kong and a wholly-owned subsidiary of ebuystore to Mr. Richard Man Fai LEE in the sum of HK$777,650 at a consideration of HK$1.00.

(b) Disposal of entire interest in Golden City Equities Limited

On 31 December 2001, Wo Kee Hong (B.V.I.) Limited ("WKH BVI"), a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company as vendor entered into a sale and purchase agreement with Mr. Wing Sum LEE, or the company wholly-owned by Mr. Wing Sum LEE as purchaser relating to the disposal by WKH BVI of the entire issued capital of Golden City Equities Limited, a company incorporated in the British Virgin Islands and an indirectly wholly owned subsidiary of the Company at a consideration of HK$1,300,000.

Save as disclosed herein:

(i) as at the Latest Practicable Date, none of the Directors of the chief executive of the Company has an interest in any equity or debt securities of the Company or any associated corporation (within the meaning of the SDI Ordinance) which is required to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which he or she is taken or deemed to have under Section 31 or Part I of the Schedule to the SDI Ordinance) or which is required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein or which is required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange;

(ii) as at the Latest Practicable Date, none of the Directors has any direct or indirect interest in any assets which have been, since 31 December 2000 (being the date to which the latest published audited consolidated financial statements of the Company were made up), acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group; and

(iii) as at the Latest Practicable Date, none of the Directors are materially interested in any contract or arrangement which was significant in relation to the business of the Group taken as a whole.

6. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the following interests of 10% or more in the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance:

	Number of ordinary shares of HK$0.10 each				Approximate % of the issued share capital as at the Latest Practicable Date
Name	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Total Interests**	
Mr. Wing Sum LEE	616,636,752	–	128,014,060 *(Note)*	744,650,812	52.8%

Note: These shares are owned by Unit Cosmo International Limited, a company the entire issued share capital of which is owned by Mr. Wing Sum LEE.

Save as disclosed herein, no person has notified the Company that he has interests amounting to 10% or more of the issued share capital of the Company at the date of this Prospectus pursuant to Section 16(1) of the SDI Ordinance.

7. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business carried on or intended to be carried on by the Company) have been entered into by the Company or its subsidiaries within the two years preceding the date of this prospectus and are or may be material:

(i) an agreement dated 21 September 2001 entered into between ebuystore BVI as purchaser and Racer Profits as vendor for the acquisition of 45% interest in Mega for a consideration of HK$351, details of which are set out in paragraph 5(v)(a)(i) of this Appendix;

(ii) a deed of assignment dated 21 September 2001 entered into between Racer Profits and ebuystore BVI in respect of the assignment of a shareholder's loan due and owing from Mega to Racer Profits in the sum of HK$4,045,739 for a consideration of HK$1.00, details of which are set out in paragraph 5(v)(a)(ii) of this Appendix;

(iii) an agreement dated 21 September 2001 entered into between ebuystore BVI as purchaser and Rich Destiny as vendor for the acquisition of 25% interest in ebuystore for a consideration of HK$195, details of which are set out in paragraph 5(v)(a)(iii) of this Appendix;

(iv) a deed of assignment dated 21 September 2001 entered into between Mr. Richard Man Fai LEE and ebuystore BVI in respect of the assignment of a director's loan due and owing from ebuystore HK to Mr. Richard Man Fai LEE in the sum of HK$777,650 for a consideration of HK$1.00, details of which are set out in paragraph 5(v)(a)(iv) of this Appendix;

(v) an agreement dated 9 November 2001 entered into between the Company and Mitsubishi Heavy Industries ("MHI") relating to the settlement of the entire amount due from the Group to MHI;

(vi) a deed of assignment dated 18 December 2001 entered into between Wo Kee Hong (Singapore) Pte Ltd., a wholly owned subsidiary of the Company as assignor and Eroklsir Auto Services Pte Ltd. as assignee, relating to the assignment of a property located at the Republic of Singapore for a consideration of S$7 million;

vii. an agreement dated 31 December 2001 entered into between WKH BVI as vendor and Mr. Wing Sum LEE as purchaser for the sale of the entire issued share capital of Golden City Equities Limited for a consideration of HK$1,300,000 details of which are set out in paragraph 5(v)(b) of this Appendix; and

viii. the Underwriting Agreement

8. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2000, being the date to which the latest published audited accounts of the Group were made up.

9. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

10. SERVICE CONTRACT

Mr. Barry John BUTTIFANT has entered into a director's service contract with the Company for a fixed term of 3 years commencing on 23 April 2001.

Save as disclosed above, none of the Directors has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

11. DOCUMENTS DELIVERED TO THE REGISTRARS OF COMPANIES

A copy of this Prospectus, together with copies of the PAL and the EAF, has been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and has been filed with the Registrar of Companies in Bermuda pursuant to the Companies Act 1981 of Bermuda.

12. MISCELLANEOUS

(i) The registered office of the Company is at Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda.

(ii) The principal place of business of the Company in Hong Kong is at 5th Floor, Loke Yew Building, 50-52 Queen's Road Central, Hong Kong.

(iii) The company secretary of the Company is Ms. Phyllis Ng, who is an associate member of The Institute of Chartered Secretaries and Administrators.

(iv) The branch share registrar of the Company in Hong Kong is Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

(v) The expenses in connection with the Capital Reorganisation, the Rights Issue and Bonus Share Issue, including the financial advisory fee, underwriting commission, printing, registration, translation, legal and accounting charges, are estimated to amount to approximately HK$2.5 million and will be payable by the Company.

(vi) The English text of this circular shall prevail over the Chinese text in the case of inconsistency.

13. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the corporate head office of the Company in Hong Kong, at 10th Floor, Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong during normal business hours on any weekday (public holidays excepted) up to and including 4 April 2002:

(i) the annual report of the Company for the two financial years ended 31 December 1999 and 2000;

(ii) the interim report of the Company for the six months ended 30 June 2001;

(iii) the memorandum of association and the bye-laws of the Company;

(iv) the material contracts referred to in paragraph 7 of this Appendix;

(v) the service contract referred to in paragraph 10 of this Appendix;

(vi) the circular addressed to the Shareholders dated 18 February 2002; and

(vii) the Prospectus addressed to the Qualifying Shareholders (and, for information only, the Overseas Shareholders) dated 15 March 2002.

不可抗力

謹請注意，倘於接納及支付供股股份最後一日後第三個營業日（預期為二零零二年四月十日（星期三））下午五時前任何時間內形成、發生或存在以下事項或以下事項生效，則包銷商可向本公司發出書面通知終止包銷協議所載之安排：

(a) 香港或本集團任何成員公司經營業務所在之其他地方之法院或其他主管當局推行任何新法例或法規，或現有法例或法規（或其詮釋或應用）之變動；或

(b) 本地、全國或國際金融、政治、軍事、工業、經濟、貨幣或（不論是否與前述任何事項屬同類）市況變動或任何事件或連串事件導致或可能導致上述變動；或

(c) 本地、全國或國際證券市況出現任何變動（包括但不限於聯交所因特殊金融情況或其他方面而對證券買賣實施全面禁售、暫停或重大限制），

且：

(1) 對本公司或本集團或供股已經或將會造成重大不利影響；或

(2) 對或將會對供股之成效或接納供股之程度具有重大不利影響；或

(3) 使本公司進行供股屬不智或不宜。

終止通知發出後，包銷商於包銷協議項下之所有責任將予終止，而任何一方概不可向任何他方就有關或關於包銷協議所產生之任何事項索償，惟本公司仍須負責向包銷商支付包銷協議各訂約方當時協定之有關費用。倘包銷商行使該項權利，供股將不會進行。

供股及紅股發行之條款概要

以下資料乃摘錄自本供股章程，並應與本供股章程全文一併閱讀。

予以發行之經調整股份	140,887,117股經調整股份，或倘董事以外之購股權持有人悉數行使所持有之購股權，則為143,346,157股經調整股份*（附註）*
供股基準	合資格股東於記錄日期每持有一股經調整股份獲一股供股股份
將予發行之供股股份數目（根據已發行經調整股份計算）	不少於140,887,117股供股股份及不超過143,346,157股供股股份
紅股發行基準	每持有一股繳足供股股份獲配發三股紅股
將予發行之紅股數目（根據已發行經調整股份計算）	向供股股份之首名登記持有人發行不少於422,661,351股經調整股份及不多於430,038,471股經調整股份
供股股份發行價	每股0.35港元
供股所籌得之款項	約46,800,000港元（扣除開支）
申請額外供股股份權利	合資格股東將有權申請超過其暫定獲配發以外之供股股份

海外股東 .... 倘可取得溢價(扣除開支後),本公司將於未繳股款之供股股份開始買賣後儘快安排原應暫定配發予海外股東之供股股份以其未繳股款之形式在市場出售。是項出售所得之款項扣除開支後為數100港元或以上,將以港元支付予有關之海外股東。少於100港元之個別款額則撥歸本公司。

附註: 於最後實際可行日期,尚未行使之購股權可認購合共213,470,400股股份。於購股權持有人當中,董事李永森先生、李文輝先生、Barry John BUTTIFANT先生、孫志冲志先生、余金霞女士及李文彬先生合共可認購188,880,000股股份,彼等已向本公司作出不可撤回之承諾,不會在接納日期或之前行使各自之購股權所附之認購權。

二零零二年

記錄日期	三月十五日(星期五)
寄發供股章程、暫定配額通知書及額外供股股份申請表格	三月十五日(星期五)
股本重組之生效日期	三月十五日(星期五)下午四時
恢復辦理股東登記手續	三月十八日(星期一)
開始現有股票免費交換經調整股份新股票之日期	三月十八日(星期一)
開始以每手200股經調整股份(以現有股票形式)之臨時版面買賣	三月十八日(星期一)上午十時
暫停現有股份之現有版面買賣	三月十八日(星期一)上午十時
買賣未繳股款供股股份首日	三月十九日(星期二)
分拆未繳股款供股股份最後限期	三月二十五日(星期一)下午四時
買賣未繳股款供股股份最後日期	三月二十八日(星期四)
恢復以每手2,000股經調整股份(以新股票形式)之現有版面買賣	四月三日(星期三)上午十時
開始經調整股份(以新及現有股票形式)並行買賣	四月三日(星期三)上午十時
指定經紀開始於市場上提供對盤服務	四月三日(星期三)上午十時
接納供股及支付股款最後限期	四月四日(星期四)下午四時

	二零零二年
供股成為無條件之最後限期	四月十日(星期三)下午五時
於報章公佈供股之結果	四月十一日(星期四)
開始寄發全部或部份不獲接納之額外供股股份申請退款支票之日期	四月十一日(星期四)或之前
開始寄發繳足股款供股股份及紅股之股票日期	四月十一日(星期四)或之前
開始買賣繳足股款供股股份及紅股	四月十五日(星期一)
以每手200股經調整股份(以現有股票形式)之臨時版面買賣結束	四月二十五日(星期四)下午四時
經調整股份(以新及現有股票形式)並行買賣結束	四月二十五日(星期四)下午四時
指定經紀停止於市場上提供對盤服務	四月二十五日(星期四)下午四時
現有股票免費交換新股票結束	四月三十日(星期二)

於本供股章程內，下列詞語具有以下涵義：

「接納日期」	指	二零零二年四月四日(星期四)，或包銷商與本公司書面同意就接納供股股份及支付股款之其他限期
「經調整股份」	指	本公司於股份拆細及股份合併生效時增設其股本中每股面值0.01港元之股份
「聯繫人士」	指	上市規則賦予之涵義
「紅股」	指	根據紅股發行將予發行不少於422,661,351股經調整股份而不超過430,038,471股經調整股份
「董事會」	指	董事會
「紅股發行」	指	向首名供股股份之登記持有人按每持有1股供股股份獲配發3股紅股之基準發行新經調整股份
「營業日」	指	銀行一般營業日(星期六除外)
「削減股本」	指	建議削減繳足股本及透過註銷每股已發行股份0.099港元之繳足股本將每股已發行股份面值由0.10港元減至0.001港元、建議將本公司之法定股本由350,000,000港元減至210,521,753.37港元以及建議將本公司於二零零一年六月三十日之股份溢價賬由約725,993,000港元減至約382,451,000港元以抵銷部份本公司於二零零一年六月三十日未經審核中期賬目之累積虧損約483,020,000港元

「股本重組」	指	削減股本、股份拆細、股份合併、運用本公司於二零零一年六月三十日之股份溢價賬中約343,542,000港元金額之貸項及因註銷每股已發行股份之0.099港元之繳足股本而產生約139,478,000港元之貸項以註銷本公司於二零零一年六月三十日未經審核中期賬目所示累積虧損約483,020,000港元
「中央結算系統」	指	由香港結算設立及管理的中央結算及交收系統
「公司法」	指	百慕達一九八一年公司法(經修訂)
「本公司」	指	和記行(集團)有限公司，於百慕達註冊成立之獲豁免有限公司，其普通股於聯交所上市
「控權股東」	指	李永森先生、李文輝先生、余金霞女士、李文彬先生、Fisherman Enterprises Inc.及Unit Cosmo International Limited，連同彼等各自之聯繫人士
「董事」	指	本公司董事
「額外供股股份申請表格」	指	額外供股股份申請表格
「一般授權」	指	向董事授予一般及無條件授權，行使本公司權力以配發、發行或以其他方式處理經調整股份及購回本公司證券
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「香港結算」	指	香港中央結算有限公司

「獨立董事委員會」	指	由獨立非執行董事陳文生先生及李卓民先生組成之獨立董事委員會，就供股建議(包括紅股發行)提供意見
「獨立股東」	指	控權股東以外之股東
「發行價」	指	每股供股股份0.35港元之發行價
「滙富融資」	指	滙富融資有限公司，根據香港法例第333章證券條例註冊之投資顧問，為包銷商之同集團附屬公司以及本公司之財務顧問
「滙富証券」或「包銷商」	指	滙富証券有限公司，根據公司條例在香港註冊成立之有限公司，並為根據香港法例第333章證券條例於證券及期貨事務監察委員會註冊之證券交易商，亦為滙富融資之同集團附屬公司
「最後實際可行日期」	指	二零零二年三月十二日(星期二)，即本供股章程付印前就確定本供股章程所載若干資料之最後實際可行日期
「上市規例」	指	聯交所證券上市規則
「澳門」	指	中國澳門特別行政區
「公司條例」	指	香港法例第32章公司條例
「海外股東」	指	於記錄日期營業時間結束時名列本公司股東名冊且於本公司名冊上登記地址位於香港以外地區之股東

「暫定配額通知書」	指	有關供股之暫定配額通知書
「中國」	指	中華人民共和國，就本通函而言，不包括香港、澳門及台灣
「供股章程」	指	本公司將就供股刊發之供股章程
「合資格股東」	指	於記錄日期營業時間結束時名列本公司股東名冊之股東（海外股東除外）
「記錄日期」	指	二零零二年三月十五日（星期五），釐定供股配額之參考記錄日期
「已削減股份」	指	將已發行股份之面值由每股0.10港元減至0.001港元後惟在股份合併前本公司股本中每股面值0.001港元之股份
「供股」	指	以發行價按於記錄日期所持每股經調整股份獲發一股供股股份，以及每股繳足股款供股股份獲配發3股紅股之比例發行供股股份
「供股文件」	指	供股章程、暫定配額通知書及額外供股股份申請表格
「供股股份」	指	不少於140,887,117股經調整股份而不超過143,346,157股經調整股份
「披露權益條例」	指	香港法例第396章證券（披露權益）條例
「股東特別大會」	指	本公司將於二零零二年三月十五日（星期五）上午九時正假座香港新界荃灣荃華街3號九龍悅來酒店30樓沙田廳召開之股東特別大會，

		以考慮並酌情通過(其中包括)關於股本重組、供股及紅股發行、修訂細則及一般授權之有關決議案
「股份」	指	股本重組生效前本公司股本中每股面值0.10港元之股份
「股東」	指	股份持有人或經調整股份之持有人(視情況而定)
「股份合併」	指	每10股每股面值0.001港元之已削減股份合併為1股經調整股份
「購股權」	指	根據購股權計劃所授出或將予授出之購股權
「購股權計劃」	指	本公司分別於一九九一年六月二十二日及二零零一年六月二十八日採納之購股權計劃
「股份拆細」	指	每股法定及未發行之股份分拆為10股經調整股份
「聯交所」	指	香港聯合交易所有限公司
「包銷協議」	指	本公司、控權股東及包銷商於二零零二年一月三十日就供股訂立之包銷協議
「港元」	指	香港法定貨幣港元
「新加坡元」	指	新加坡法定貨幣新加坡元
「%」	指	百分比

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

執行董事：
李永森 *(主席)*
李文輝
(副主席兼行政總裁)
Barry John BUTTIFANT *(董事總經理)*
孫志冲
李文彬

非執行董事：
余金霞

獨立非執行董事：
陳文生
李卓民

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

香港主要營業地點：
香港
皇后大道中50-52號
陸佑行5樓

敬啟者：

供股
根據記錄日期每持有一股經調整股份
供一股供股股份之比例
按每股供股股份0.35港元之價格
供不少於140,887,117股每股面值0.01港元之供股股份
以及按每股獲悉數接納之供股股份
配發三股紅股

緒言

於二零零二年二月一日，董事會宣佈，待下文「供股之條件」一節所述供股之條件獲達成後，本公司將以供股形式，以發行價按於記錄日期合資格股東每持有一股經調整股份供一股供股股份之比例供不少於140,887,117股經調整股份，籌集約46,800,000港元(扣除開支)。將就每股繳足供股股份配發三股紅股。

* *僅供識別*

於二零零二年三月十五日，本公司股東特別大會已通過有關股本重組、供股及紅股發行、修訂細則以及授出一般授權之決議案。包括削減股本、股份拆細及股份合併之股本重組，將於二零零二年三月十五日下午四時生效。

滙富融資已獲委任為本公司之財務顧問而滙富証券已獲委任為供股之包銷商。滙富融資及滙富証券各為獨立第三方，與本公司或其任何附屬公司之董事、主要行政人員或主要股東或彼等任何各自之聯繫人士概無關連。

本供股章程旨在向　閣下提供有關供股及紅股發行之進一步資料，包括買賣及過戶未繳股款之供股股份、接納供股股份暫定配發通知書以及申請額外供股股份之程序以及本集團若干財務資料及其他資料。

供股

發行統計數字

供股之基準：	合資格股東於記錄日期每持有1股經調整股份可獲配1股供股股份
於股本重組生效後已發行經調整股份之數目：	140,887,117股經調整股份或（於董事以外之購股權持有人全數行使所持之購股權後）143,346,157股經調整股份*（附註）*
供股股份之數目（根據已發行經調整股份之數目）：	不少於140,887,117股供股股份及不多於143,346,157股供股股份
供股股份之發行價：	每股0.35港元
紅股之數目：	不少於422,661,351股經調整股份及不多於430,038,471股將發行（按每股供股股份獲發3股紅股之基準）予首名供股股份登記持有人之經調整股份

附註： 於最後實際可行日期，尚未行使之購股權可認購合共213,470,400股股份。於購股權持有人當中，董事李永森先生、李文輝先生、Barry John BUTTIFANT先生、孫志冲先生、余金霞女士及李文彬先生合共可認購188,880,000股股份，彼等已向本公司作出不可撤回之承諾，不會在接納日期或之前行使各自之購股權所附之認購權。

合資格股東

本公司僅會向合資格股東寄發暫定配額通知書及額外供股股份申請表格。

為符合供股資格，股東必須：

- 於記錄日期已登記為本公司股東；及
- 於記錄日期在本公司股東名冊上記錄之地址乃位於香港。

暫停辦理過戶登記手續

本公司已於二零零二年三月十二日（星期二）至二零零二年三月十五日（星期五）（包括首尾兩日）暫停辦理股東登記。期間概不辦理股份過戶手續。

供股股份之發行價

倘合資格股東接納有關暫定配額供股股份或申請認購額外供股股份，或倘未繳股款之供股股份受讓人申請認購供股股份，須繳足每股供股股份之認購價0.35港元。

發行價乃由本公司及包銷商按公平磋商原則協訂。

以下為發行價與股份以除權形式計算之成交價之對照簡表：

	股本重組前	股本重組生效後
發行價	0.035港元	0.350港元
A. 按除權基準計算股份於最後實際可行日期之收市價	0.018港元	0.180港元
相較按除權基準計算於最後實際可行日期收市價之溢價	94.4%	94.4%
B. 按除權基準計算股份於最後實際可行日期前十個交易日之平均收市價	0.024港元	0.240港元
相較按除權基準計算十日平均收市價之溢價	45.8%	45.8%

附註： 供股股份之發行價為0.350港元，因此股本重組生效前供股股份之理論發行價為0.035港元（0.350港元除以10）。

由於每股供股股份附帶享有3股紅股之配額，故每股供股股份之實際發行價約0.088港元。以下為實際發行價與股份按除權基準計算之成交價之對照簡表：

	股本重組前	股本重組生效後
實際發行價	0.009港元	0.088港元
A. 股份於最後實際可行日期按除權基準計算之收市價	0.018港元	0.180港元
相較於最後實際可行日期按除權基準計算收市價之折讓	51.4%	51.4%
B. 股份於截至最後實際可行日期前十個交易日以除權形式計算之平均收市價	0.024港元	0.0240港元
相較以除權形式計算十日平均收市價之折讓	63.5%	63.5%

附註： 供股股份之實際發行價約0.088港元，因此股本重組生效前供股股份之理論實際發行價約0.009港元（0.088港元除以10）。

暫定配發之基準

合資格股東於記錄日期每持有1股經調整股份可獲配發1股供股股份。

除供股外，本公司建議向繳足供股股份之首名註冊持有人按每持有所認購繳足供股股份獲發三股紅股之基準配發紅股。

供股股份及紅股之地位

供股股份及紅股於配發及繳足股款後，與當時經調整股份享有同等地位，而該等供股股份之持有人將有權收取於配發供股股份及紅股日期後所宣派、作出或派付之所有未來股息及分派。

供股股份及紅股之股票

待達成供股之條件後，預期所有繳足股款供股股份及紅股之股票將於二零零二年四月十一日(星期四)或該日前寄發予已接納及已申請(倘適用)，及已支付供股股份之人士，郵誤風險由彼等承擔。

海外股東權利

供股文件並未按香港及百慕達以外任何司法權區之適用證券法註冊或存檔。海外股東將不會獲暫定配發供股股份。本公司將向海外股東送交供股章程，以供參考，惟不會向海外股東送交暫定配額通知書或額外供股股份申請表格。

倘可取得溢價(扣除開支後)，本公司將於未繳股款之供股股份開始買賣後儘快安排原應暫定配發予海外股東之供股股份以其未繳股款之形式在市場出售。是項出售所得之款項扣除開支後為數100港元或以上，將以港元支付予有關之海外股東。少於100港元之個別款額則撥歸本公司。

接納及／或轉讓供股股份程序

合資格股東將隨本供股章程獲奉附暫定配額通知書，以供合資格股東接納該通知書所示數目之供股股份。倘合資格股東擬行使其權利認購所有於暫定配額通知書註明之供股股份，則須於二零零二年四月四日(星期四)下午四時前按照暫定配額通知書所印備之指示，將該通知書連同於接納時繳付之全數股款送交本公司之香港股份過戶登記分處標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)。所有股款均須以港元繳付，而有關支票或銀行本票則須以香港之銀行戶口付款或由香港之銀行開出，註明抬頭人為「WO KEE HONG (HOLDINGS) LIMITED－Rights Issue Account」，並以「只准入抬頭人賬戶」劃線方式開出。

謹請注意，除非暫定配額通知書已於二零零二年四月四日(星期四)下午四時前由原有配發人或獲有效轉讓權利之任何人士送交標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)，否則有關暫定配額及一切有關權利將視作已被放棄及予以註銷。

合資格股東如欲只接納其部份暫定配額及／或將部份其根據供股事項獲暫定配發之供股股份認購權轉讓，或將認購權轉讓予超過一位人士，則須於二零零二年三月二十五日(星期一)下午四時前，將暫定配額通知書整份送交標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)。標準證券登記有限公司將會取消原有之暫定配額通知書，並按所要求之股份配額於二零零二年三月二十八日(星期四)或之前發出新暫定配額通知書。

暫定配額通知書已載有關接納及／或轉讓全部或部份暫定配額所須進行之手續之詳情。

所有支票及銀行本票將於收訖後隨即過戶，而有關款項之任何利息將歸本公司所有。填妥及提交暫定配額通知書，連同一張支票或銀行本票以支付所接納之供股股份，即構成認購人一項保證，有關支票或銀行本票將於首次過戶時兑現。在無損本公司有關權利(惟須受包銷協議之條款限制)，本公司於隨附有關支票或銀行本票於首次過戶未能兑現時拒絕受理有關之暫定配額通知書。在此情況下，有關暫定配額及一切有關權利將被視作已被放棄而予以註銷，並可供根據認購額外供股股份作認購。

倘「供股之條件」分段所載之供股之條件未獲達成，則就申請供股股份所收取之股款將會於二零零二年四月十一日(星期四)或之前，以平郵方式將退款支票不計利息退還予合資格股東或獲有效轉讓未繳股款供股股份之其他人士，惟郵誤風險概由有關合資格股東或該等人士承擔。

申請額外供股股份

合資格股東有權申請海外股東任何未售之配額及暫定配發但未獲接納或未獲未繳股款供股股份之承讓人認購之任何供股股份。根據額外供股股份申請所發行之繳足股款供股股份，亦將按每一股繳足股款供股股份配發三股紅股之比例與紅股一併發行。

若申請額外供股股份，可以填妥額外供股股份申請表格，並將該表格聯同有關申請認購額外供股股份之股款一併遞交。董事將酌情以公平合理原則配發額外供股股份，但將優先處理將碎股補足整數買賣單位之申請。

任何合資格股東如擬申請認購其根據供股獲暫定配發以外之任何供股股份，則須按額外供股股份申請表格所示填妥並簽署該表格，連同有關申請認購額外供股股份而另行發出於申請時應付款項為面額之支票，於二零零二年四月四日(星期四)下午四時前送交標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)。所有股款均須以港元支票或銀行本票繳付，而有關支票或銀行本票則須以香港之銀行戶口付款或由香港之銀行開出，註明抬頭人為「WO KEE HONG (HOLDINGS) LIMITED－Excess Application Account」，並以「只准入抬頭人賬戶」劃線方式開出。

倘該名合資格股東未獲分配任何額外供股股份，則預期申請認購時所繳付之款項將於二零零二年四月十一日(星期四)或之前，全數不計利息以退款支票以平郵方式寄還予該名合資格股東，惟郵誤風險概由其承擔。倘配發予該名合資格股東之額外供股股份數目少於所申請認購之數目，則預期認購款項之餘額將於二零零二年四月十一日(星期四)或之前，以平郵方式全數不計利息以支票寄還予該名合資格股東，惟郵誤風險概由其承擔。

所有支票及銀行本票將於收訖後隨即過戶，而有關款項之任何利息將歸本公司所有。填妥及提交額外供股股份申請表格，連同一張支票或銀行本票以支付所接納之供股股份，即構成認購人一項保證，有關支票或銀行本票將於首次過戶時兑現。在無損本公司有關權利(惟須受包銷協議之條款限制)，本公司於隨附有關支票或銀行本票於首次過戶未能兑現時拒絕受理有關之額外供股股份申請表格。

額外供股股份申請表格僅供獲寄發該表格之合資格股東使用，不得轉讓。所有文件(包括應繳款項之支票或銀行本票)將以平郵方式寄往有關人士之登記地址，惟郵誤風險概由該等人士承擔。

倘「供股之條件」分段所載之供股之條件未獲達成，則就申請額外供股股份所收取之股款將會於二零零二年四月十一日(星期四)或之前，以平郵方式將退款支票不計利息退還予申請人，惟郵誤風險概由該申請人承擔。

供股股份碎股

將不會發行供股之碎股，惟有關之碎股將滙集出售，收益歸本公司所有。

上市及買賣

本公司將向聯交所上市委員會申請批准經調整股份、供股股份（以其未繳股款及繳足股款形式）及紅股以及行使購股權所附認購權時須予發行之經調整股份上市及買賣。

本公司股本之任何部份概無於聯交所以外之任何證券交易所上市或買賣，且目前並無或計劃或尋求申請股份於任何其他證券交易所上市或買賣。

待經調整股份及供股股份（以未繳股款及繳足股款形式）獲聯交所批准上市及買賣後，未繳股款及繳足股款之經調整股份及供股股份將獲香港結算接納為合資格證券，自未繳股款及繳足股款之經調整股份及供股股份於聯交所開始買賣之日或香港結算可能決定之其他日期起，在中央結算系統內寄存、結算及交收。聯交所參與者間於任何一個交易日所進行之交易，須於其後第二個交易日在中央結算系統內交收。中央結算系統內之一切活動均須遵照中央結算系統不時有效之一般規則及運作程序進行。

買賣於本公司香港過戶分處登記之未繳股款及繳足股款供股股份須繳付香港印花稅。

就於聯交所進行買賣而言，未繳股款及繳足股款之供股股份每手買賣單位將為2,000股股份。

預期繳足股款供股股份將於二零零二年四月十五日（星期一）開始買賣。

包銷安排

包銷協議

日期：	二零零二年一月三十日
包銷商：	滙富証券有限公司
包銷供股股份數目：	不少於60,750,189股供股股份但不多於63,209,229股供股股份
佣金：	包銷商所包銷之供股股份之發行價總額之2.5%

控權股東之承諾

截至最後實際可行日期，控權股東連同彼等各自之聯繫人士實益或將實益擁有合共801,369,291股股份或相當於股本重組生效後之80,136,928股經調整股份，佔本公司已發行股本約56.88%。各控權股東已向本公司作出不可撤回承諾接納及認購或促使接納及認購全數合共80,136,928股供股股份，佔供股暫定配發予控權股東連同彼等之聯繫人士之供股股份總數約56.88%。

董事之承諾

截至最後實際可行日期，尚有未行使之購股權可認購合共213,470,400股股份。李永森先生、李文輝先生、Barry John BUTTIFANT先生、孫志冲先生、余金霞女士及李文彬先生作為董事及購股權持有人所持有之購股權合共可認購188,880,000股股份，彼等已向本公司作出不可撤回之承諾，不會在接納日期或之前行使各自之購股權所附之認購權。

終止包銷協議

倘於接納及支付供股股份最後一日後第三個營業日（預期為二零零二年四

月十日(星期三))下午五時前任何時間內形成、發生或存在以下事項或以下事項生效,則包銷商可向本公司發出書面通知終止包銷協議所載之安排:

(a) 香港或本集團成員公司經營業務所在之其他地方之法院或其他主管當局推行任何新法例或法規,或現有法例或法規(或其詮釋或應用)之變動;或

(b) 本地、全國或國際金融、政治、軍事、工業、經濟、貨幣或(不論是否與前述任何事項屬同類)市況變動或任何事件或連串事件導致或可能導致上述變動;或

(c) 本地、全國或國際證券市況出現任何變動(包括但不限於聯交所因特殊金融情況或其他方面而對證券買賣實施全面禁售、暫停或重大限制);且:

(1) 對本公司或本集團或供股已經或將會造成重大不利影響;或

(2) 對或將會對供股之成效或接納供股之程度具有重大不利影響;或

(3) 使本公司進行供股屬不智或不宜。

終止通知發出後,包銷商於包銷協議項下之所有責任將予終止,而任何一方概不可向任何他方就有關或關於包銷協議所產生之任何事項索償,惟本公司仍須負責向包銷商支付包銷協議各訂約方當時協定之有關費用。

供股之條件

供股須待(其中包括)下列條件於二零零二年四月十日(星期三)下午五時或或包銷商與本公司書面協定之較後日期之前達成後,方可作實:

1. 股本重組生效,及獨立股東於股東特別大會上批准本公司之供股,包括紅股發行;

2. 遵照香港公司條例之規定，於記錄日期或之前將已簽署之供股文件送呈香港公司註冊處登記及存檔；

3. 遵照公司法之規定，於記錄日期或之前將已簽署之供股章程送呈百慕達公司註冊處存檔；

4. 聯交所上市委員會批准經調整股份、未繳股款及繳足股款之供股股份及紅股上市及買賣；及

5. 包銷商根據包銷協議之責任成為無條件而包銷協議並無根據其條款或其他方式予以終止。

買賣股份及供股股份之風險提示

供股股份將於二零零二年三月十九日(星期二)至二零零二年三月二十八日(星期四)(包括首尾兩日)期間以未繳股款方式買賣。

謹請注意，包銷協議載述發生若干不可抗力事件之情況下授權包銷商終止其責任之權利之條文。詳情請參閱「終止包銷協議」一段。

擬於股份及／或未繳股款供股股份可在聯交所買賣期間(預期由二零零二年三月十九日(星期二)至二零零二年三月二十八日(星期四)(包括首尾兩日)內出售或購買其股份及／或未繳股款供股股份之任何股東或其他人士如對其情況有任何疑問應諮詢彼等之專業顧問。任何股東或其他人士擬由現時至所有該等供股條件達成之日買賣股份，以及任何人士於未繳股款供股股份可在聯交所買賣之期間內買賣未繳股款供股股份，須承擔供股可能不會成為無條件及可能不會進行之風險。

業務回顧及展望

本集團主要於亞洲地區，特別是香港、澳門及中國市場經營入口、推廣及代理經銷視聽器材及其他電器產品、空調產品、汽車音響及電子產品、汽車及汽車配件。

截至二零零零年十二月三十一日止年度，本集團經審核股東應佔虧損淨額約85,500,000港元，並錄得經審核經營虧損約54,000,000港元，主要由於香港直銷業務因零售市場競爭劇烈、視聽產品行業營商條件日益困難以及經濟情況持續表現疲弱影響亞洲市場產生之重大虧損所致。

本集團之空調專利業務繼續為本集團之主要收入來源。本集團將業務重點由大眾消費市場空調產品轉移至商用空調產品，該策略證明相當成功。於二零零零年十二月三十一日止年度及截至二零零一年六月三十日止六個月，空調之市場專利業務之營業額分別約為191,700,000港元及89,300,000港元，分別佔總營業額約49.5%及33.3%。

由於本集團有意發展汽車及汽車配件分銷業務，於二零零一年初，本集團收回其於Corich Enterprises Inc.（「Corich」）之全部控股權益。Corich乃一間投資控股公司，其間接附屬公司主要從事為全球著名品牌「法拉利」及「瑪莎拉蒂」於香港、澳門及中國市場之汽車分銷業務。因此，本集團佔有汽車分銷業務73.6%之權益。截至二零零一年六月三十日止六個月，分銷汽車及汽車配件業務之營業額約為116,600,000港元，佔總營業額約43.5%。

本集團之直銷業務於二零零零年十二月三十一日止年度之營業額大幅下跌73.8%，本集團因此有意以「買家倉」商號成立連鎖式門市。除其位於青衣之門市外，本集團自二零零一年初以「買家倉」商號於香港不同地區開設另外四間門市。

於將來，本集團將繼續專注於空調市場專利業務、直銷業務以及汽車及配件分銷業務。為求維持於空調市場專利業務首屈一指之地位，本集團正繼續物色新策略性代理，以提高其競爭優勢及營運效益，以及擴充其品牌、市場、分銷及售後服務之網絡。

就直銷業務而言，本集團之業務目標在於以「買家倉」商號成立連鎖式門市，董事相信，與其他消費電子及電器零售店鋪比較，此項業務將可發揮其聲譽日隆之連鎖式門市競爭優勢。

此外，本集團預見，於香港及中國市場名貴跑車之需求上升，特別是中國成功加入世貿組織後，將為本集團帶來可觀收入。

收回Corich權益，以及於本集團其他部份業務採取改善盈利之措施後，本集團之財務狀況已開始出現改善。截至二零零一年六月三十日止六個月，本集團來自經營業務之未經審核純利以及未經審核股東應佔虧損淨額分別達2,400,000港元及5,100,000港元。鑑於經濟持續放緩，影響區內地區之經濟發展，尤其二零零一年九月十一日美國受到恐怖分子襲擊後，情況尤甚，加上經營成本進一步下調以及資本撇銷，董事預期二零零一年十二月三十一日止年度全年業績，將錄得整體虧損。

由於將錄得落實改善盈利措施後整個年度之成效，加上若干資本資產減值，完成股本重組以及再融資工作，董事預期，在無不可預見之情況下，二零零二年之業績將有顯著改善。

進行供股之理由及所得款項用途

鑑於目前市況、本集團緊絀之財政狀況及擬將籌集之龐大金額，董事認為供股為本集團就籌集資金提供良機，改善其財政狀況及發展其專利及代理經銷業務之能力。

估計供股所得款項淨額（扣除有關開支及假設購股權尚未行使）約達46,800,000港元。董事擬將該筆所得款項撥作下列用途：

- 約15,000,000港元用作償還欠本公司一間附屬公司之款項；

- 約20,000,000港元用作償還銀行貸款；
- 約10,000,000港元用作發展本集團之專利及代理經銷業務，特別是汽車業務及空調市場推廣業務；及
- 餘下約1,800,000港元用作本集團營運資金。

倘若供股之所得款項淨額並非立即用於上述用途，據董事目前的意向，供股所得之款項淨額將會留作短期存款。

由於所有股東可藉供股維持彼等各自佔本公司之股權比重，董事認為透過建議供股籌集資金乃符合本公司及其股東之利益。

就購股權計劃進行調整

根據本公司購股權計劃各自之條款，於最後實際可行日期尚未行使之購股權之行使價，將於股本重組生效後以及供股及紅股發行成為無條件後調整如下：

購股權

行使價	**每股股份原有行使價** *（港元）*	**每股經調整之行使價** *（港元）*
一九九六年六月十三日至二零零二年六月三十日	0.9460	3.0963
一九九七年八月二十八日至二零零三年八月三十一日	0.5330	1.7445
一九九八年二月十九日至二零零四年三月十二日	0.2200	0.7201
一九九八年七月二十四日至二零零四年七月二十三日	0.1053	0.3446
二零零零年二月一日至二零零六年三月二十一日	0.1400	0.4582
二零零零年三月十八日至二零零六年三月二十二日	0.3264	1.0683
二零零零年十一月五日至二零零六年十一月四日	0.1413	0.4625
二零零一年三月六日至二零零七年三月十四日	0.1000	0.3273
二零零一年六月二十九日至二零零七年六月二十九日	0.1000	0.3273
二零零一年九月十四日至二零零七年九月十八日	0.1000	0.3273
二零零一年九月三十日至二零零七年九月三十日	0.1000	0.3273
二零零一年十二月二十三日至二零零七年十二月二十二日	0.1000	0.3273

本公司核數師已確認根據購股權計劃各自之條款而計算上述之調整。有關購股權之調整將載入股東特別大會結果之公佈。

其他資料

敬請參閱本供股章程各附錄之資料。

此　致

列位合資格股東　台照及
列位海外股東　參照

承董事會命
和記行(集團)有限公司
董事總經理
Barry John BUTTIFANT

二零零二年三月十五日

1. 三年財務概要

下文載列截至二零零零年十二月三十一日止三個年度各年之經審核綜合收益表以及於一九九八年十二月三十一日、一九九九年十二月三十一日以及二零零零年十二月三十一日之經審核綜合資產負債表概要，乃摘錄自本集團於有關年度之本公司年報。於二零零一年五月二十八日刊發之年報中，核數師就截至二零零零年十二月三十一日止經審核財務報表注意到若干基本不確定事項，詳情請參閱本附錄「2.截至二零零零年十二月三十一日止年度核數師報告」。

業績

	截至十二月三十一日止年度		
	二零零零年	一九九九年	一九九八年
	港幣千元	*港幣千元*	*港幣千元*
營業額	386,866	753,695	1,173,960
銷售成本	(280,861)	(581,593)	(963,658)
毛利	106,005	172,102	210,302
其他收入	18,142	24,662	41,610
分銷費用	(54,583)	(94,992)	(123,995)
行政費用	(123,550)	(134,165)	(341,998)
經營虧損	(53,986)	(32,393)	(214,081)
財務費用	(18,195)	(13,573)	(36,889)
投資收益（費用）	5,543	2,643	(2,227)
出售附屬及聯營公司之（虧損）盈利淨額	(282)	63,993	(12,211)
應收聯營公司款項壞賬準備	—	(42,871)	—
應收賬壞賬準備	(22,632)	—	—
回撥應收聯營公司款項壞賬準備	5,632	—	—
應佔聯營公司業績	3,356	18,783	(13,030)
除税前虧損	(80,564)	(3,418)	(278,438)
税項	(3,141)	(3,325)	131
除税後虧損	(83,705)	(6,743)	(278,307)
少數股東權益	(1,750)	7,436	10,172
股東應佔（虧損）盈利	(85,455)	693	(268,135)
股息	無	無	無
每股（虧損）盈利 — 基本	(6.08仙)	0.05仙	(20.00仙)

資產及負債

	於十二月三十一日		
	二零零零年	一九九九年	一九九八年
	港幣千元	港幣千元	港幣千元
非流動資產			
投資物業	135,516	121,307	111,150
物業、廠房及設備	252,891	284,656	295,832
無形資產	21,547	24,625	27,703
聯營公司權益	179,427	184,229	184,471
證券投資	1,842	1,879	1,804
融資租賃應收款項 — 一年後到期	355	690	1,006
應收賬款 — 一年後到期	–	22,756	–
	591,578	640,142	621,966
流動資產			
存貨	57,188	68,052	210,312
持作出售物業之未變現淨值	105,062	105,062	108,000
貿易往來及其他應收賬款	75,791	107,937	161,827
融資租賃應收款項 — 一年內到期	335	316	298
應收聯營公司款項	21,534	26,540	11,707
應收一位聯營公司股東款項	1,000	–	–
其他投資	36	47	47
銀行結存及現金	19,832	22,628	36,234
	280,778	330,582	528,425
流動負債			
貿易往來及其他應付賬款	87,942	100,529	432,256
應付票據	45,655	35,372	38,014
應付聯營公司款項	80	52	20
應付關連公司款項	2,482	1,994	1,152
税項	190	208	1,236
融資租賃債務 — 一年內到期	139	1,695	2,528
貸款 — 一年內到期	231,540	95,812	89,589
	368,028	235,662	564,795
流動(負債)資產淨值	(87,250)	94,920	(36,370)
	504,328	735,062	585,596

	二零零零年 港幣千元	一九九九年 港幣千元	一九九八年 港幣千元
資本及儲備			
已發行股本	140,507	140,055	140,055
資本儲備	728,223	727,610	727,610
其他儲備	(6,082)	(14,400)	(4,675)
累積虧損	(477,817)	(392,182)	(402,926)
	384,831	461,083	460,064
少數股東權益	(3,791)	(5,529)	(6,037)
非流動負債			
融資租賃債務 — 一年後到期	583	202	1,897
貸款 — 一年後到期	118,646	275,235	122,051
一位少數股東貸款	4,046	4,046	7,596
遞延税項	13	25	25
	123,288	279,508	131,569
	504,328	735,062	585,596

2. 截至二零零零年十二月三十一日止年度核數師報告

下表載列本公司截至二零零零年十二月三十一日止年度之經審核報告連同有關附註，乃摘錄自本公司截至二零零零年十二月三十一日止年度之年報。

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致和記行（集團）有限公司各股東
（於百慕達註冊成立之有限公司）

本行已完成審核載於第27至75頁內按照香港普遍採納之會計原則編製之財務報表。

董事及核數師各自之責任

貴公司董事須編製真實及公平之財務報表。在編製該等財務報表時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財務報表表達獨立之意見，並向股東作出報告。

意見之基礎

本行是按照香港會計師公會頒佈之審核準則進行審核工作。審核範圍包括以抽查方式查核與財務報表中所載數額及披露事項有關之憑證，並包括評估董事於編製該等財務報表時所作出之重大估計及判斷，及釐定之會計政策是否適合　貴公司及　貴集團之具體情況，以及有否貫徹應用並足夠地披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報表是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財務報表所載資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理之基礎。

有關(一)持續經營準則及(二)應收賬回收能力之基本不確定事項

本行作出意見時，已經考慮就財務報表中下列事項之披露是否足夠。

(一) 如財務報表附註2之解釋，　貴集團須依靠一個供應商財務上的繼續支持。有鑒於此，董事現正與該供應商進行重新安排其債務之洽商。

倘若與該供應商之間重新安排債務的洽商能順利達成，則董事認為貴集團有能力償還將於可預見未來到期繳付的債務。財務報表已按持續經營作為基準，該基準是否有效則視乎將來　貴集團能否取得足夠資金而定。財務報表並未包括任何因不能取得足夠資金而所作的調整。本行認為在財務報表中的基本不確定事項已作出足夠的披露，而本行對此事項不持保留意見。

(二) 如財務報表附註22之解釋，董事現正行使優先權回購一間聯營公司之權益。倘若董事能成功執行該優先權合約，按由原收購者所轉讓債務之回收能力，在應收賬中已撥備約港幣23,000,000元作為壞賬。而如該優先權合約不能成功地執行，則該項約港幣23,000,000元之壞賬撥備將變為不足夠。本行認為在財務報表中的基本不確定事項已作出足夠的披露，而本行對此事項不持保留意見。

意見

本行認為上述之財務報表均真實及公平地反映　貴公司及　貴集團於二零零零年十二月三十一日之財務狀況及　貴集團截至該日止年度之虧損及現金流量，並已按照香港公司條例之披露要求而妥善編製。

德勤•關黃陳方會計師行
執業會計師

香港，二零零一年五月二十八日

綜合收益表

截至二零零零年十二月三十一日止年度

	附註	二零零零年 港幣千元	一九九九年 港幣千元
營業額	4	386,866	753,695
銷售成本		(280,861)	(581,593)
毛利		106,005	172,102
其他收入	5	18,142	24,662
分銷費用		(54,583)	(94,992)
行政費用		(123,550)	(134,165)
經營虧損	6	(53,986)	(32,393)
財務費用	7	(18,195)	(13,573)
投資收益	8	5,543	2,643
出售附屬及聯營公司之（虧損）盈利淨額	9	(282)	63,993
應收聯營公司款項壞賬準備		–	(42,871)
應收賬壞賬準備	22	(22,632)	–
回撥應收聯營公司款項壞賬準備		5,632	–
應佔聯營公司業績		3,356	18,783
除税前虧損		(80,564)	(3,418)
税項	12	(3,141)	(3,325)
除税後虧損		(83,705)	(6,743)
少數股東權益		(1,750)	7,436
股東應佔（虧損）盈利	13	(85,455)	693
股息		無	無
每股（虧損）盈利 — 基本	14	(6.08仙)	0.05仙

資產負債表

於二零零零年十二月三十一日

		本集團		本公司	
		二零零零年	一九九九年	二零零零年	一九九九年
	附註	港幣千元	港幣千元	港幣千元	港幣千元
非流動資產					
投資物業	15	135,516	121,307	–	–
物業、廠房及設備	16	252,891	284,656	5,677	9,314
無形資產	17	21,547	24,625	–	–
投資於附屬公司	18	–	–	293,504	293,504
聯營公司權益	19	179,427	184,229	–	–
證券投資	20	1,842	1,879	–	–
融資租賃應收款項 — 一年後到期	21	355	690	–	–
應收賬款 — 一年後到期	22	–	22,756	–	–
		591,578	640,142	299,181	302,818
流動資產					
存貨	23	57,188	68,052	–	–
持作出售物業之未變現淨值		105,062	105,062	–	–
貿易往來及其他應收賬款	24	75,791	107,937	1,745	1,811
融資租賃應收款項 — 一年內到期	21	335	316	–	–
應收附屬公司款項		–	–	108,941	202,758
應收聯營公司款項		21,534	26,540	1,165	1,817
應收一位聯營公司股東款項		1,000	–	–	–
其他投資	25	36	47	36	47
銀行結存及現金		19,832	22,628	9,818	6,374
		280,778	330,582	121,705	212,807
流動負債					
貿易往來及其他應付賬款	26	87,942	100,529	2,863	5,416
應付票據		45,655	35,372	–	–
應付附屬公司款項		–	–	43,836	46,352
應付聯營公司款項		80	52	14	–
應付關連公司款項		2,482	1,994	40	–
税項		190	208	–	–
融資租賃債務 — 一年內到期	27	139	1,695	24	1,646
貸款 — 一年內到期	28	231,540	95,812	–	–
		368,028	235,662	46,777	53,414
流動(負債)資產淨值		(87,250)	94,920	74,928	159,393
		504,328	735,062	374,109	462,211

		本集團		本公司	
		二零零零年	一九九九年	二零零零年	一九九九年
	附註	港幣千元	港幣千元	港幣千元	港幣千元
資本及儲備					
已發行股本	29	140,507	140,055	140,507	140,055
資本儲備	30	728,223	727,610	937,044	936,431
其他儲備	31	(6,082)	(14,400)	–	–
累積虧損	32	(477,817)	(392,182)	(703,475)	(614,352)
		384,831	461,083	374,076	462,134
少數股東權益		(3,791)	(5,529)	–	–
非流動負債					
融資租賃債務 — 一年後到期	27	583	202	33	77
貸款 — 一年後到期	28	118,646	275,235	–	–
一位少數股東貸款	33	4,046	4,046	–	–
遞延稅項	34	13	25	–	–
		123,288	279,508	33	77
		504,328	735,062	374,109	462,211

綜合已確認損益表

截至二零零零年十二月三十一日止年度

	二零零零年 *港幣千元*	一九九九年 *港幣千元*
折算海外業務之財務報表所產生 　而並未在收益表內確認之匯兌差額	8,318	(9,725)
股東應佔（虧損）盈利	(85,455)	693
已確認虧損總額	(77,137)	(9,032)

綜合現金流量表

截至二零零零年十二月三十一日止年度

	附註	二零零零年 港幣千元	一九九九年 港幣千元
經營業務之現金流入淨額	35	20,748	63,816
投資回報及融資費用			
已付利息		(16,879)	(13,065)
已付融資租賃費用		(322)	(464)
已收聯營公司股息		14,115	2,617
已收利息		5,470	2,447
已收融資租賃利息		60	78
已收有牌價股本證券股息		2	198
投資回報及融資費用之現金流入(流出)淨額		2,446	(8,189)
稅項			
已付香港利得稅		(768)	(1,200)
已付海外稅項		(419)	(63)
已付稅項淨額		(1,187)	(1,263)
投資業務			
購買物業、廠房及設備		(6,389)	(6,963)
購買投資物業		(3,308)	(10,041)
投資於一家聯營公司		(1,923)	–
墊款予一位聯營公司股東		(1,000)	–
購買有牌價股本證券		(86)	(75)
已收遞延代價		5,689	–
聯營公司償還墊款		1,099	–
出售物業、廠房及設備所得款項		713	44
融資租賃承租人之還款		316	298
出售有牌價股本證券所得款項		179	–
出售一家附屬公司所產生之現金流出淨額	36	–	(1,528)
投資業務之現金流出淨額		(4,710)	(18,265)
融資前現金流入淨額結轉		17,297	36,099

	附註	二零零零年 港幣千元	一九九九年 港幣千元
承前融資前現金流入淨額		17,297	36,099
融資	38		
新做銀行貸款		90,125	50,297
新做董事貸款		10,280	–
發行股份所得款項		1,065	–
一家關連公司之新做貸款		–	759
少數股東之新做貸款		–	4,046
償還銀行貸款		(116,295)	(88,120)
償還一家供應商貸款		(9,388)	(3,887)
償還融資租賃債務		(1,991)	(2,528)
償還一家關連公司貸款		(338)	(2,477)
償還董事貸款		(122)	(2,518)
回購本公司股份		(180)	–
融資之現金流出淨額		(26,844)	(44,428)
現金及現金等值項目之減少		(9,547)	(8,329)
年初之現金及現金等值項目		10,216	17,785
匯率變動影響		372	760
年終之現金及現金等值項目		1,041	10,216
現金及現金等值項目之結餘分析			
銀行結存及現金		19,832	22,628
銀行貸款及透支		(18,791)	(12,412)
		1,041	10,216

財務報表賬項附註

截至二零零零年十二月三十一日止年度

1. 概述

本公司乃於百慕達註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司上市。

本集團之主要業務為進口、銷售及分銷空氣調節及冷藏產品、視聽設備、汽車音響及電子產品及其他電子及電器產品。

2. 財務報表編製基礎

在編製財務報表時，鑒於集團於二零零零年十二月三十一日出現之流動負債淨值約港幣87,250,000元，董事已對集團未來的流動資金作出慎重考慮。

集團現時依靠一家供應商不斷地在財務上作出支持。基於此背景，董事現正與該供應商進行重新安排債務之洽商。

假設能成功地與該供應商完成重新安排債務的洽商，董事認為在可預見之將來，集團能夠於到期時完全履行一切債務責任。因此，本財務報表是按持續經營準則編製。

3. 主要會計政策

本財務報表乃按照歷史成本之慣例對部份物業及投資證券的價值作調整後編製，並採用與香港公認之會計原則相符之主要會計政策。主要會計政策如下：

綜合基準

綜合財務報表包括本公司及其附屬公司每年截至十二月三十一日止之財務報表。

本年度內被收購或出售之附屬公司業績已包括在綜合收益表內，以收購日起或截至其出售日期止計算在內。

集團內所有公司間之主要交易及結餘均於綜合過程中撇除。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

3. 主要會計政策(續)

投資於附屬公司

附屬公司乃指本公司直接或間接持有超過半數已發行股本或控制超過半數投票權或可控制其董事會或同等控制機構之成員組成之公司。

於附屬公司之投資已按成本扣除減損額後列入本公司之資產負債表內。附屬公司業績乃按已收及應收股息計入本公司賬內。

聯營公司權益

聯營公司乃指本集團對該公司管理發揮相當之影響力,其中包括財務及營運政策及決策上之參與。

聯營公司之業績及資產及負債均以會計權益法計入財務報表內。這些權益的賬面值已就個別投資的價值下降(暫時下降除外)作出削減。

本集團與其聯營公司進行交易時,未實現溢利與虧損將按本集團於有關聯營公司之權益予以對銷,惟未實現虧損能證實為所轉讓資產之耗損則除外。

商譽

商譽指本集團收購一家附屬公司之收購代價高於收購當日本集團應佔之可分割資產淨值之數額,並於收購時即時於儲備撇銷。負商譽乃指本集團於收購一家附屬公司當日應佔可分割資產淨值之公平價值高於收購代價之數額,乃撥入儲備。

因收購一家聯營公司之權益而產生之任何溢利或折讓,即相對購買代價高於或低於本集團收購日期應佔該聯營公司可分割資產淨值之公平價值數額,概以上文所述處理附屬公司之方式處理。

出售附屬公司或聯營公司之投資時,先前已於儲備撇銷或撥入儲備之商譽之應佔數額,已計算於出售所產生之盈虧內。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

3. 主要會計政策(續)

收入確認

銷售商品收入乃於交貨及所有權已轉移至買家時確認。

保養維修收入乃於提供服務時確認。

銀行存款之利息收入按時間法計入，並按未償還本金及適用利率計算。

經營租賃之租金收益乃按有關租賃之年期以直線法計入收益賬內。

投資所得股息乃根據收取股息之股東權益確認後方予入賬。

佣金收入乃於提供有關服務時確認。

外幣

以外幣計算之交易均按交易日期之匯率換算。外幣資產及負債按結算日之匯率折算。因換算而產生之損益撥入收益賬處理。

在綜合賬目過程中，本集團海外業務之資產及負債均按結算日之匯率折算。收入及支出均以該時間之平均匯率折算。產生之匯兑差額(如有)歸入匯率儲備類別並確認為出售業務期間的收入或支出。

投資物業

投資物業乃因具投資潛力且可按公平基準磋商租金收入而持有之已落成物業。

投資物業乃根據結算日之獨立專業估值按公開市值入賬。任何因重估投資物業而產生之盈餘或虧損均於投資物業重估儲備中計入或扣除，惟倘儲備不足以彌補虧損，則虧損超逾投資物業重估儲備餘額之數將於收益表中扣除。凡因之前自收益表扣除虧損以致其後出現重估盈餘，均以之前所扣除之虧損為限計入收益表內。

出售投資物業時，因出售該等物業產生之投資物業重估儲備餘額將列入收益表中。

所持租賃尚餘年期為二十年以上之投資物業，並無作折舊準備。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

3. 主要會計政策(續)

物業、廠房及設備

物業、廠房及設備均以成本值減除折舊後入賬。資產成本是由其購入價及將資產轉至可運作之情況及位置以作預計用途之任何直接成本組成。當該資產投入使用後，修理、維修及檢查等費用通常於開支產生期間自收益表扣除。如能清楚顯示運用資產所產生之開支將增加未來經濟收益，則開支將撥作資本性質，作為資產之額外成本。

物業、廠房及設備之折舊，乃將其成本減除估計之殘值後，按其估計之可使用年期以直線法撇銷，按年之基準如下：

中期契約之土地	契約未終止年期
建於中期契約土地上之樓宇	2.5 － 5%
物業裝修	20%
傢俬、裝置及設備	10 － 20%
機器及工具	20 － 33 $^{1}/_{3}$%
汽車	20 － 25%

按融資租賃持有之資產，均按其與自置資產相同基準之估計可使用年期或租賃年期折舊，以較短者為準。

當資產之可收回數額低於其賬面值，賬面值會減少以反映其價值之下降。在確定資產之可回收數額時，估計未來現金流量不會按其現值折價。

出售或報廢資產所產生之盈虧，乃根據該資產出售收入淨額及賬面值之差額計算，並計入收益表內。

無形資產

購入經銷權及生產權所產生之費用撥作資產，於有關產品開始投入商業生產及銷售時，按其估計可用年期以直線法攤銷。

存貨

存貨乃按購入成本或可變現淨值入賬。成本包括購入成本值，如適用的話，以先入先出法計算將存貨轉至可運作之情況及位置之變換成本及其他成本。可變現淨值乃於日常業務中之估計售價扣除完成及銷售之估計費用。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

3. 主要會計政策(續)

投資

證券投資乃以交易日期基準確認，初步以成本值計算。

除持至到期債務證券以外，投資均列作投資證券及其他投資。

投資證券(就既定長遠策略目的而持有之證券)乃於其後之匯報日期以成本計算，並扣除任何非暫時性之減損。

其他投資乃按公開價值計算，而未變現收益及虧損乃計入年度盈虧淨額之內。

税項

税項支出乃根據是年度業績，就毋須課税或不可扣税之項目作出調整後而計算。時差乃在因應税務而確認若干收支項目之會計期間與在財務報表內確認之會計期間不同時產生。時差帶來之税務影響以負債法計算，並只會在可預見將來會出現負債或資產之情況下在財務報表內確認為遞延税項。

租賃資產 — 出租人

倘租賃之條款將資產所有權之絕大部份風險及收益撥予承租人，則有關租賃將歸類為融資租賃。

融資租賃承租人之欠款乃按有關租賃之淨投資額而記錄為應收賬款。

融資租賃收入乃於會計期間攤分，從而反映租約之淨現金投資所產生之定期回報率。

估計一份租約之淨現金投資時，乃假設須於每段付款期間開始時付款，以及税率保持不變。倘該等假設出現重大變動，則會於發生時另作調整。

首筆直接成本於該年度出現之收益表撇銷。

所有其他租賃均歸類為經營租賃，每年之租金收益均按有關租賃年期以直線法計入收益表內。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

3. 主要會計政策(續)

融資租賃資產 — 承租人

按融資租賃而購入之資產以購置日期之公平價值撥作資本值。承租人相應之債務,以減除利息後之應付融資租賃債務,於資產負債表中列賬。財務成本為租用承擔總額及購入資產之公平價值之差額撥入有關租賃期間之收益表內處理,以就每段會計期間之債務餘額計算平均之定期支出。

本集團以承租人身份簽訂之全部其他租賃均歸類為經營租賃,每年之租金支出均按有關租賃年期以直線法計入收益表內。

持作出售物業

持作出售物業乃按成本值或可變現淨值兩者中取較低者入賬。成本值包括土地成本及其他直接成本。可變現淨值乃以預期銷售所得款項減估計銷售開支而釐定。

現金等值項目

現金等值項目乃指三個月內到期之短期而可隨時轉換成一定數額現金之投資項目減去銀行須於墊支日期起計三個月內償還之墊款。

退休福利計劃

在收益表中扣除之退休金乃指於本年度按特定供款計劃應付之供款額。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

4. 營業額

	二零零零年 港幣千元	一九九九年 港幣千元
銷售商品予客戶，扣除退回，折扣及減免	373,651	718,140
保養維修服務之收入	13,215	35,555
	386,866	753,695

	二零零零年 營業額 港幣千元	二零零零年 對集團業績之貢獻 港幣千元	一九九九年 營業額 港幣千元	一九九九年 對集團業績之貢獻 港幣千元
業務分類				
影音產品	44,269	(7,600)	68,314	(10,055)
空調產品	191,676	16,057	195,038	20,299
汽車音響及電子產品	74,316	(996)	82,328	(7,177)
其他電子及電器產品	24,677	(5,439)	34,813	1,526
汽車及汽車配件	–	–	176,602	(5,760)
直接營銷	50,235	(17,930)	191,710	(13,749)
其他	1,693	(474)	4,890	(467)
	386,866	(16,382)	753,695	(15,383)
其他收入		18,142		24,662
未分配集團支出		(55,746)		(41,672)
經營虧損		(53,986)		(32,393)
地區性分類				
香港	242,786	(6,996)	549,018	(15,691)
新加坡，馬來西亞及印度	76,675	(8,310)	99,415	(21,130)
中華人民共和國（中國）及其他	67,405	(1,076)	105,262	21,438
	386,866	(16,382)	753,695	(15,383)
其他收入		18,142		24,662
未分配集團支出		(55,746)		(41,672)
經營虧損		(53,986)		(32,393)

財務報表賬項附註

截至二零零零年十二月三十一日止年度

5. 其他收入

	二零零零年 *港幣千元*	一九九九年 *港幣千元*
租金收入	12,275	15,637
佣金收入	5,807	8,947
融資租賃利息收入	60	78
	18,142	24,662

6. 經營虧損

	二零零零年 *港幣千元*	一九九九年 *港幣千元*
業務之虧損已扣除(計入)：		
無形資產攤銷	3,078	3,078
核數師酬金	1,191	1,362
重估投資物業虧絀(增值)	8,412	(5,523)
折舊：		
自置資產	16,476	17,472
融資租賃資產	253	1,560
出售物業、廠房及設備之虧損	501	711
土地及樓宇經營租賃之租金	10,166	22,943
租金收入，扣除開支港幣3,426,000元(一九九九年：港幣4,270,000元)	(8,849)	(11,367)
僱員成本，包括董事酬金	58,408	89,575
存貨可變現淨值撇減	3,778	4,447
持作出售物業可變現淨值撇減	–	3,073

7. 財務費用

	二零零零年 *港幣千元*	一九九九年 *港幣千元*
利息支出於：		
五年內全數償還之銀行貸款、信託收據及透支	8,003	7,617
五年後全數償還之銀行貸款	2,090	4,157
五年內全數償還之其他貸款	5,112	1,092
五年後全數償還之其他貸款	2,364	–
	17,569	12,866
融資租賃費用	322	464
銀行費用	304	243
	18,195	13,573

財務報表賬項附註

截至二零零零年十二月三十一日止年度

8. 投資收益

	二零零零年 *港幣千元*	一九九九年 *港幣千元*
聯營公司給予之利息收入	4,016	–
貿易往來及其他應收賬款給予之利息收入	755	–
銀行存款利息	688	2,445
出售有牌價證券投資之盈利	82	–
有牌價證券之股息收入	2	198
	5,543	2,643

9. 出售附屬及聯營公司之(虧損)盈利淨額

	二零零零年 *港幣千元*	一九九九年 *港幣千元*
清盤附屬公司之虧損	(282)	(487)
出售一間附屬公司之盈利	–	51,530
清盤聯營公司之盈利	–	12,950
	(282)	63,993

10. 董事及僱員酬金

(甲)董事酬金

	二零零零年 *港幣千元*	一九九九年 *港幣千元*
袍金：		
執行董事	–	–
非執行董事	200	200
	200	200
其他酬金：		
薪金及其他福利	5,555	6,086
退休福利計劃之供款	2	–
	5,557	6,086
	5,757	6,286

付給非執行董事之袍金包括港幣160,000元(一九九九年：港幣160,000元)給予獨立非執行董事。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

10. 董事及僱員酬金(續)

於下列酬金範圍之董事數目如下：

	二零零零年 董事人數	一九九九年 董事人數
港幣		
零元至1,000,000元	3	4
1,000,001元至1,500,000元	1	1
1,500,001元至2,000,000元	1	1
2,000,001元至2,500,000元	1	1

(乙)僱員酬金

年內，五位薪酬最高人士中，三位(一九九九年：三位)為董事，其酬金細節已於上文附註第10(甲)項內披露。餘下薪酬最高人士之酬金如下：

	二零零零年 *港幣千元*	一九九九年 *港幣千元*
薪金及其他福利	1,543	3,435

於下列酬金範圍，最高酬金之人士數目如下：

	二零零零年 僱員人數	一九九九年 僱員人數
港幣		
零元至1,000,000元	2	–
1,500,001元至2,000,000元	–	2

11. 退休福利計劃

本集團參與一個強制性公積金計劃，該計劃根據由二零零零年十二月一日起生效之強制性公積金計劃條例(「強積金條例」)之要求而執行。於本年度收益表已扣除退休金港幣117,000元，此數額乃集團按強積金條例特定比率對該基金之應付供款。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

12. 稅項

	二零零零年 *港幣千元*	一九九九年 *港幣千元*
支出包括：		
本年度利得稅：		
香港	(790)	(212)
海外稅項	(391)	(91)
	(1,181)	(303)
遞延稅項 *(附註第34項)*	12	–
本公司及附屬公司應佔稅項	(1,169)	(303)
聯營公司應佔稅項	(1,972)	(3,022)
	(3,141)	(3,325)

香港利得稅乃根據本年度之估計應課稅溢利按16%計算。

海外稅項乃根據各自司法權區之稅率計算。

13. 股東應佔(虧損)盈利

本集團之股東應佔(虧損)盈利中，已計入本公司財務報表內之虧損港幣88,943,000元(一九九九年：盈利港幣2,254,000元)。

14. 每股(虧損)盈利

每股(虧損)盈利之計算方法，乃根據本年度之虧損港幣85,455,000元(一九九九年：盈利港幣693,000元)及年內已發行股份之加權平均數1,405,444,189股普通股(一九九九年：1,400,553,178股)計算。

因受已授權而未行使優先認股權屬抗攤薄性之影響，固並未計算攤薄後之每股虧算。

於一九九九年因已授權而未行使優先認股權之行使價高於市場平均股價，固並未於當年度計算攤薄後的每股盈利。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

15. 投資物業

	在香港根據中期契約持有之投資物業	在香港以外地區根據中期契約持有之投資物業	總額
	港幣千元	*港幣千元*	*港幣千元*
本集團			
於二零零零年一月一日	76,610	44,697	121,307
添置	–	3,308	3,308
轉為土地及物業	(1,420)	–	(1,420)
由土地及物業轉入	20,733	–	20,733
重估虧絀	(8,140)	(272)	(8,412)
於二零零零年十二月三十一日	87,783	47,733	135,516

投資物業已於二零零零年十二月三十一日由獨立專業估值師中原測量師行有限公司，以公開市值為評估基準。重估虧絀淨額港幣8,412,000元（一九九九年：盈餘港幣5,523,000元）已於收益表中扣除。

本集團已租出或空置作出租用途之投資物業均屬經營租賃。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

16. 物業、廠房及設備

	在香港根據中期契約持有之土地及樓宇	在香港以外地區根據中期契約持有之土地及樓宇	物業裝修	傢俬、裝置及設備	機器及工具	汽車	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
本集團							
成本值或估值							
於二零零零年一月一日	231,763	59,450	19,473	46,645	24,770	15,214	397,315
匯兌差額	–	(1,884)	(28)	(85)	(26)	(93)	(2,116)
添置	–	–	1,188	2,004	2,648	1,370	7,210
出售	–	–	(1,320)	(1,639)	(1,144)	(4,155)	(8,258)
由投資物業轉入	1,420	–	–	–	–	–	1,420
轉為投資物業	(22,697)	–	–	–	–	–	(22,697)
於二零零零年十二月三十一日	210,486	57,566	19,313	46,925	26,248	12,336	372,874
包括：							
按成本值	198,426	57,566	19,313	46,925	26,248	12,336	360,814
按一九九六年估值	10,640	–	–	–	–	–	10,640
按一九九九年估值	1,420	–	–	–	–	–	1,420
	210,486	57,566	19,313	46,925	26,248	12,336	372,874
累積折舊							
於二零零零年一月一日	19,777	6,012	12,824	38,409	22,459	13,178	112,659
匯兌差額	–	(185)	(16)	(83)	(24)	(89)	(397)
本年度折舊	5,155	2,329	3,036	3,531	1,364	1,314	16,729
出售撥回	–	–	(363)	(1,478)	(1,068)	(4,135)	(7,044)
轉為投資物業	(1,964)	–	–	–	–	–	(1,964)
於二零零零年十二月三十一日	22,968	8,156	15,481	40,379	22,731	10,268	119,983
賬面淨值							
於二零零零年十二月三十一日	187,518	49,410	3,832	6,546	3,517	2,068	252,891
於一九九九年十二月三十一日	211,986	53,438	6,649	8,236	2,311	2,036	284,656

財務報表賬項附註

截至二零零零年十二月三十一日止年度

16. 物業、廠房及設備(續)

本集團物業、廠房及設備之賬面淨值包括價值港幣762,000元(一九九九年：港幣3,188,000元)之融資租賃資產。

由投資物業轉入之土地及樓宇乃按重新分類時估值反映。其後此類物業再無進行估值。

倘若土地及樓宇按估值反映而尚未重估，則會按歷史成本扣除累積折舊港幣12,043,000元(一九九九年：港幣19,633,000元)列於財務報表內。

本公司	物業裝修	傢俬、裝置及設備	汽車	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
成本值				
於二零零零年一月一日	6,565	21,384	2,632	30,581
添置	41	268	–	309
於二零零零年十二月三十一日	6,606	21,652	2,632	30,890
累積折舊				
於二零零零年一月一日	3,657	15,498	2,112	21,267
本年度折舊	1,333	2,452	161	3,946
於二零零零年十二月三十一日	4,990	17,950	2,273	25,213
賬面淨值				
於二零零零年十二月三十一日	1,616	3,702	359	5,677
於一九九九年十二月三十一日	2,908	5,886	520	9,314

本公司物業、廠房及設備之賬面淨值包括價值港幣47,000元(一九九九年：港幣3,014,000元)之融資租賃資產。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

17. 無形資產

	經銷權及生產權
	港幣千元
成本	
於二零零零年一月一日及二零零零年十二月三十一日	30,781
攤銷	
於二零零零年一月一日	6,156
本年度攤銷	3,078
於二零零零年十二月三十一日	9,234
賬面淨值	
於二零零零年十二月三十一日	21,547
於一九九九年十二月三十一日	24,625

18. 投資於附屬公司

	本公司	
	二零零零年	一九九九年
	港幣千元	*港幣千元*
無牌價股份，成本值	293,504	293,504

本公司於二零零零年十二月三十一日之主要附屬公司資料列載於附註第44項內。

19. 聯營公司權益

	本集團	
	二零零零年	一九九九年
	港幣千元	*港幣千元*
應佔資產淨值	117,317	121,020
應收聯營公司款項	62,110	63,209
	179,427	184,229

本集團於二零零零年十二月三十一日之主要聯營公司資料列載於附註第45項內。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

19. 聯營公司權益（續）

以下資料乃摘錄本集團其中主要聯營公司之經審核財務報表。

	金羚電器有限公司		Corich Enterprises Inc.	
經營業績	二零零零年	一九九九年	二零零零年	一九九九年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
營業額	530,212	407,444	222,174	176,602
折舊	15,946	12,657	625	989
除稅前盈利（虧損）	5,047	38,744	2,713	(4,632)
本集團應佔除稅前盈利	2,523	19,372	895	—*

*　*列載於Corich Enterprises Inc.之一九九九年比較性數額為全年經營業績。而Corich Enterprises Inc.截至一九九九年十二月三十日之業績（於其時Corich Enterprises Inc.成為集團之聯營公司）已被綜合於集團之財務報表內。*

財務狀況

非流動資產	415,525	421,444	1,428	1,416
流動資產	350,654	295,609	56,542	53,997
流動負債	(337,308)	(264,661)	(112,273)	(113,903)
非流動負債	(147,598)	(157,526)	(7,596)	(7,596)
少數股東權益	—	—	6,790	7,953
股東權益	281,273	294,866	(55,109)	(58,133)
本集團應佔股東權益	140,636	147,433	(18,186)	(19,184)

20. 證券投資

	本集團	
	二零零零年	一九九九年
	港幣千元	*港幣千元*
成本值：		
無牌價股份	75	75
俱樂部債券	1,767	1,804
	1,842	1,879

按董事意見，證券投資之最低價值均可值回成本價。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

21. 融資租賃應收款項

	本集團	
	二零零零年	一九九九年
	港幣千元	*港幣千元*
償還融資租賃應收款項如下：		
一年內	335	316
一年以上至兩年	355	335
兩年以上至五年	—	355
	690	1,006
減去：一年內到期應收款項(列於流動資產項下)	335	316
一年後到期應收款項	355	690

22. 應收賬款

集團於一九九九年與一無關連方(「該買方」)訂立合約出售Corich Enterprises Inc.67%權益(「出售合約」)，該公司先前為本公司之全資附屬公司。其出售合約中付款條款訂明該項出售股份(「該股份」)及轉讓該公司結欠本集團之債務(「該債務」)代價分別為港幣22,632,000元及港幣23,380,000元，並須於兩年內按季度分期償付。在應收賬款中列為應收遞延代價。

但該買方於年度中身故。集團衹於該買方身故前收取到初期訂金及第一期付款合共港幣6,189,000元。根據集團與該買方於一九九九年十二月三十日簽定之優先權合約，集團有權以相等於集團應收分期償付總額加應計利息之代價回購該股份及該債務。董事現正行使該優先權回購該股份及該債務。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

22. 應收賬款(續)

倘若董事能成功執行該優先權合約，董事按該買方對該債務之償還能力作考慮，並對此應收賬項作出撥備港幣22,632,000元。

	本集團	
	二零零零年	一九九九年
	港幣千元	*港幣千元*
一年內	39,823	22,756
一年以上至兩年	–	22,756
	39,823	45,512
減去：應收賬壞賬準備	22,632	–
減去：一年內到期應收賬款(列於流動資產項下)(包括在貿易往來及其他應收賬款內)	17,191	22,756
一年後到期應收賬項	–	22,756

23. 存貨

	本集團	
	二零零零年	一九九九年
	港幣千元	*港幣千元*
製成品	51,884	62,837
零件	5,304	5,215
	57,188	68,052

列入上述項目者乃港幣4,101,000元(一九九九年：港幣15,170,000元)之製成品及港幣246,000元(一九九九年：124,000元)之零件，均以可變現淨值列賬。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

24. 貿易往來及其他應收賬款

本集團

本集團給予客戶平均三十至九十天之信貸期。其貿易往來應收賬之賬齡分析如下：

	二零零零年	**一九九九年**
	港幣千元	*港幣千元*
三十天以內	18,771	18,893
三十天以上	6,329	7,147
六十天以上	1,848	3,042
九十天以上	2,943	6,778
一年以上	3,390	8,216
貿易往來應收賬款總額	33,281	44,076
應收賬項 *(附註第22項)*	17,191	22,756
訂金、預付款及其他應收賬款	25,319	41,105
	75,791	107,937

25. 其他投資

	本集團及本公司	
	二零零零年	**一九九九年**
	港幣千元	*港幣千元*
有牌價證券	36	47

證券於香港聯合交易所有限公司上市及以市值計算。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

26. 貿易往來及其他應付賬款

本集團

於結算日，其貿易往來應付賬款之賬齡分析如下：

	二零零零年 *港幣千元*	一九九九年 *港幣千元*
三十天以內	7,974	8,207
三十天以上	2,777	2,493
六十天以上	2,623	2,630
九十天以上	5,063	10,898
一年以上	27,972	28,817
貿易往來應付賬款總額	46,409	53,045
應付費用及其他應付賬款	41,533	47,484
	87,942	100,529

27. 融資租賃債務

	本集團		本公司	
	二零零零年 *港幣千元*	一九九九年 *港幣千元*	二零零零年 *港幣千元*	一九九九年 *港幣千元*
融資租賃債務之還款期：				
一年內	139	1,695	24	1,646
一年以上至兩年	139	112	24	24
兩年以上至五年	308	90	9	53
五年以上	136	–	–	–
	722	1,897	57	1,723
減去：一年內到期應付款項（列於流動負債項下）	139	1,695	24	1,646
一年後到期應付款項	583	202	33	77

財務報表賬項附註

截至二零零零年十二月三十一日止年度

28. 貸款

	本集團	
	二零零零年	一九九九年
	港幣千元	*港幣千元*
銀行貸款及透支：		
有抵押	115,515	135,444
無抵押	16,035	17,216
	131,550	152,660
董事之無抵押貸款*(附註甲)*	16,210	6,052
一家關連公司之無抵押貸款*(附註乙)*	4,337	4,858
一家供應商之無抵押貸款*(附註丙)*	198,089	207,477
	350,186	371,047
上述貸款屆滿期如下：		
一年內	231,540	95,812
一年以上至兩年	21,510	174,367
兩年以上至五年	49,374	48,009
五年以上	47,762	52,859
	350,186	371,047
減去：一年內到期應付款項(列於流動負債項下)	231,540	95,812
一年後到期應付款項	118,646	275,235

附註：

甲. 董事之無抵押貸款以每年10%利率計息及並無固定償還期限。

乙. 一家關連公司之無抵押貸款按新加坡發展銀行給予優惠利率計息，並於一九九八年一月起，均分六十個月每月一期付款。關連公司由一位董事及一位前任董事控制。

丙. 一家供應商之無抵押貸款，年利率由3%至3.3%，該貸款其中約港幣131,000,000元於二零零一年十二月一次償還，而該貸款其餘部份已於一九九九年七月開始，均分為一百二十期償還。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

29. 股本

	每股面值港幣0.10元之股份數目	面值
		港幣千元
法定股本：		
於一九九九年一月一日及於二零零零年一月一日及於二零零零年十二月三十一日	3,500,000,000	350,000
已發行及繳足股本：		
於一九九九年一月一日及於二零零零年一月一日	1,400,553,178	140,055
行使優先認股權所發行股份	6,092,000	609
註銷所回購之本身股份	(1,574,000)	(157)
於二零零零年十二月三十一日	1,405,071,178	140,507

年度內，本公司在香港聯合交易所有限公司回購本公司每股面值港幣0.10元股份共1,574,000股(「回購股份」)，有關詳情如下：

回購月份	回購股份數目	每股回購代價 最高	最低	已付總代價
		港幣	*港幣*	*港幣*
二零零零年十月	1,170,000	0.133	0.095	137,808
二零零零年十一月	404,000	0.106	0.100	42,100

回購股份已於回購時註銷，本公司已發行股本已減去該等股份之票面值。

優先認股權計劃

根據本公司於一九九一年六月二十二日採納之優先認股權計劃，董事會可酌情決定向所有合資格僱員授出可認購本公司之優先認股權。該等認股權可於接受日期後一個月起六年內行使。此計劃將於二零零一年六月二十二日終止。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

29. 股本（續）

於本年度內之優先認股權之變動及於二零零零年十二月三十一日尚未行使之優先認股權詳情如下：

授出日期	每股認購價	於二零零零年一月一日尚未行使之優先認股權	已授出之優先認股權	已失效之優先認股權	已獲行使之優先認股權	於二零零零年十二月三十一日尚未行使之優先認股權
一九九四年五月五日	港幣2.1020元	7,840,800	–	7,840,800	–	–
一九九六年五月十三日	港幣0.9460元	13,548,000	–	1,992,000	–	11,556,000
一九九七年七月二十八日	港幣0.5330元	39,000,000	–	9,000,000	–	30,000,000
一九九八年一月十九日	港幣0.2200元	12,970,000	–	1,812,000	2,640,000	8,518,000
一九九八年六月十日	港幣0.1053元	1,000,000	–	–	–	1,000,000
一九九九年十二月二十一日	港幣0.1400元	19,370,000	–	510,000	3,452,000	15,408,000
二零零零年二月十一日	港幣0.3264元	–	10,090,000	600,000	–	9,490,000
二零零零年九月八日	港幣0.1413元	–	3,000,000	–	–	3,000,000
		93,728,800	13,090,000	21,754,800	6,092,000	78,972,000

年內，本公司授出之優先認股權其代價收入總額為港幣236元。

30. 資本儲備

	股份溢價	資本贖回儲備	繳入盈餘	資本儲備	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
本集團					
於一九九九年一月一日及二零零零年一月一日	725,537	639	–	1,434	727,610
發行股份溢價	456	–	–	–	456
回購本身股份而產生	–	157	–	–	157
於二零零零年十二月三十一日	725,993	796	–	1,434	728,223
本公司					
於一九九九年一月一日及二零零零年一月一日	725,537	639	210,255	–	936,431
發行股份溢價	456	–	–	–	456
回購本身股份而產生	–	157	–	–	157
於二零零零年十二月三十一日	725,993	796	210,255	–	937,044

財務報表賬項附註

截至二零零零年十二月三十一日止年度

31. 其他儲備

	匯率儲備
	港幣千元
本集團	
於一九九九年一月一日	(4,675)
折算海外業務之財務報表時減去少數股東權益後之匯兑差額	(9,725)
於二零零零年一月一日	(14,400)
折算海外業務之財務報表時減去少數股東權益後之匯兑差額	8,318
於二零零零年十二月三十一日	(6,082)

計入上述者乃本集團應佔其聯營公司之收購後儲備如下：

	匯率儲備
	港幣千元
於一九九九年一月一日	22
應佔聯營公司儲備變動	(8,146)
於二零零零年一月一日	(8,124)
應佔聯營公司儲備變動	7,105
於二零零零年十二月三十一日	(1,019)

32. 累積虧損

	港幣千元
本集團	
於一九九九年一月一日	(402,926)
撇銷出售一家附屬公司之商譽	10,051
本年度盈利淨額	693
於二零零零年一月一日	(392,182)
回購本身股份之溢價	(180)
本年度虧損淨額	(85,455)
於二零零零年十二月三十一日	(477,817)

財務報表賬項附註

截至二零零零年十二月三十一日止年度

32. 累積虧損（續）

計入上述者乃本集團應佔其聯營公司之收購後儲備如下：

	港幣千元
於一九九九年一月一日	(2,106)
本年度盈利淨額	15,761
股息收入	(2,617)
過去計算為附屬公司經轉讓股份後轉為聯營公司所佔業績	(19,184)
因清盤而撥回聯營公司收購後之業績	13,997
於二零零零年一月一日	5,851
本年度盈利淨額	1,384
股息收入	(14,115)
於二零零零年十二月三十一日	(6,880)

	港幣千元
本公司	
於一九九九年一月一日	(616,606)
本年度盈利淨額	2,254
於二零零零年一月一日	(614,352)
回購本身股份之溢價	(180)
本年度虧損淨額	(88,943)
於二零零零年十二月三十一日	(703,475)

於結算日本公司並無可供分配予股東之儲備。

33. 一位少數股東貸款

由一位少數股東提供之無抵押貸款，並無利息及固定還款期，該少數股東已同意於結算日起計，未來十二個月不作償還要求，因此該數額被分類為非流動負債。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

34. 遞延稅項

	本集團		本公司	
	二零零零年	一九九九年	二零零零年	一九九九年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
於一月一日	25	25	–	–
本年度變動（*附註第12項*）	(12)	–	–	–
於十二月三十一日	13	25	–	–

於結算日，已確認及未確認之遞延稅項（資產）負債之主要部份如下：

	已確認		未確認	
	二零零零年	一九九九年	二零零零年	一九九九年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
本集團				
免稅額超出（不足）物業、廠房及設備之折舊	–	25	(239)	(349)
稅項虧損	–	–	(158,376)	(148,808)
其他時差	13	–	(47)	(1,996)
	13	25	(158,662)	(151,153)
本公司				
免稅額超出物業、廠房及設備之折舊	–	–	15	803
其他時差	–	–	(10,194)	(11,259)
	–	–	(10,179)	(10,456)

由於不能確定稅項虧損是否在可見將來獲使用，因此有關可用作抵銷日後溢利稅項虧損而產生的遞延稅項資產並未於財務報表中確認。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

34. 遞延稅項（續）

本年度未確認之遞延稅項（回撥）撥付款額如下：

	本集團		本公司	
	二零零零年	一九九九年	二零零零年	一九九九年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
時差之稅務影響，原因為：				
免稅額超出（不足）物業、廠房及設備之折舊	110	(1,367)	(788)	(345)
（產生）已動用稅項虧損	(9,568)	(7,208)	1,065	157
其他時差	1,949	(919)	–	–
	(7,509)	(9,494)	277	(188)

遞延稅項並未因重估租賃土地及樓宇及物業投資產生盈虧而確認，原因為出售該等資產所產生之損益將毋須變繳納稅款。因此，重估所產生之盈虧不會構成時差。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

35. 就除稅前虧損而調整經營業務之現金流入淨額

	二零零零年 港幣千元	一九九九年 港幣千元
除稅前虧損	(80,564)	(3,418)
應佔聯營公司業績	(3,356)	(18,783)
有牌價證券股息	(2)	(198)
融資租賃利息收入	(60)	(78)
利息收入	(5,459)	(2,445)
利息支出	17,569	12,866
融資租賃費用	322	464
無形資產攤銷	3,078	3,078
重估投資物業虧絀（增值）	8,412	(5,523)
折舊	16,729	19,032
出售一家附屬公司盈利	–	(51,530)
出售有牌價證券盈利	(82)	–
清盤聯營公司盈利	–	(12,950)
出售物業、廠房及設備虧損	501	711
清盤附屬公司虧損	282	487
應收聯營公司款項壞賬準備	–	42,871
應收賬款壞賬準備	22,632	–
持作出售物業之減值準備	–	3,073
應收聯營公司款項之壞賬準備撥回	(5,632)	–
存貨之減少	10,490	102,373
持作出售物業之增加	–	(135)
貿易往來及其他應收賬款之減少	26,072	58,690
應收聯營公司款項之減少	10,638	5,356
應付票據之增加（減少）	10,400	(2,642)
貿易往來及其他應付賬款之減少	(11,738)	(88,357)
應付聯營公司款項之增加	28	32
應付有關連公司款項之增加	488	842
經營業務之現金流入淨額	20,748	63,816

財務報表賬項附註

截至二零零零年十二月三十一日止年度

36. 出售一家附屬公司

出售一家附屬公司之影響概要：

	二零零零年 *港幣千元*	一九九九年 *港幣千元*
出售資產淨值：		
物業、廠房及設備	–	1,416
存貨	–	34,293
貿易往來及其他應收賬款	–	17,837
銀行結存及現金	–	1,778
貿易往來及其他應付賬款	–	(26,327)
應付稅項	–	(53)
少數股東權益	–	7,953
往來賬重新分類為聯營公司結欠	–	(64,054)
貸款轉讓予買方	–	(23,380)
少數股東貸款	–	(7,596)
	–	(58,133)
重新分類為聯營公司權益之淨虧損	–	19,184
可分配商譽	–	10,051
出售溢利	–	51,530
	–	22,632
償付：		
現金收入	–	250
遞延代價	–	22,382
	–	22,632
出售產生之現金流出淨額：		
現金代價	–	250
銀行結存及現金售予	–	(1,778)
	–	(1,528)

於截至一九九九年十二月三十一日年度內，本集團出售之附屬公司為集團提供港幣176,602,000元之營業額及佔集團經營業績港幣4,632,000元之經營虧損；並提供現金運作流轉淨額港幣22,019,000元，淨投資回報及融資服務支出港幣3,819,000元；無須繳付稅項，投資活動耗用港幣1,097,000元及融資活動支出港幣17,136,000元。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

37. 附屬公司清盤

附屬公司清盤之影響概要如下：

	二零零零年 *港幣千元*	一九九九年 *港幣千元*
資產淨值撇銷：		
物業、廠房及設備	–	6
存貨	–	5,594
貿易往來及其他應收賬款	377	367
貿易往來及其他應付賬款	(95)	(5,480)
清盤虧損	282	487

本年度清盤之附屬公司對集團現金流量及業績並無重大影響。

38. 本年度融資轉變分析

	股本及股份溢價 *港幣千元*	融資租賃債務 *港幣千元*	少數股東權益 *港幣千元*	貸款(現金及現金等值除外) *港幣千元*	少數股東貸款 *港幣千元*
於一九九九年一月一日	865,592	4,425	(6,037)	193,191	7,596
融資之現金流入(流出)淨額	–	(2,528)	–	(45,946)	4,046
出售一家附屬公司	–	–	7,953	–	(7,596)
由貿易往來債權人轉至	–	–	–	211,364	–
本年度少數股東應佔虧損	–	–	(7,436)	–	–
外匯變動影響	–	–	(9)	26	–
於二零零零年一月一日	865,592	1,897	(5,529)	358,635	4,046
回購及註銷本身股份之面值	(157)	–	–	–	–
新增融資租賃	–	821	–	–	–
融資之現金流入(流出)淨額	1,065	(1,991)	–	(25,738)	–
本年度少數股東應佔盈利	–	–	1,750	–	–
外匯變動影響	–	(5)	(12)	(1,502)	–
於二零零零年十二月三十一日	866,500	722	(3,791)	331,395	4,046

財務報表賬項附註

截至二零零零年十二月三十一日止年度

39. 主要非現金交易

年度內，本集團曾以融資租賃方式購入物業、廠房及設備。添置該物業、廠房及設備之成本總額為港幣821,000元。

40. 與關連人士之交易

除上文附註第28及33項所披露之關連人士貸款外，本集團於本年度內與關連人士進行下列交易：

	二零零零年	一九九九年
	港幣千元	*港幣千元*
由聯營公司給予之利息收入	4,016	–
付予董事之利息支出	615	799
付予一家關連公司之利息支出	318	293
付予關連公司之管理費及代理費	3,943	3,874

有關管理費及代理費之交易定價乃由董事按市場價值估計為基準。

41. 經營租賃承擔

於結算日，本集團及本公司對土地及樓宇在未來十二個月之經營租賃承擔如下：

	本集團	
	二零零零年	一九九九年
	港幣千元	*港幣千元*
經營租賃之屆滿期：		
一年內	41	–
兩年至五年內（包括首尾兩年）	1,923	712
	1,964	712

本公司於結算日並無經營租賃承擔。

財務報表賬項附註

截至二零零零年十二月三十一日止年度

42. 或然負債

於結算日，本集團及本公司未列入財務報表之或然負債如下：

	本集團		本公司	
	二零零零年	一九九九年	二零零零年	一九九九年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
為下列公司獲取銀行信貸作出擔保：				
附屬公司	–	–	287,604	246,462
一家聯營公司	–	1,944	–	–
其他擔保	98	200	–	–
	98	2,144	287,604	246,462

43. 資產按揭

於結算日，本集團以若干土地及樓宇、投資物業之賬面淨值合共港幣412,430,000元（一九九九年：港幣342,256,000元），與及一家附屬公司之全部資產港幣24,169,000元（一九九九年：無）予以抵押，藉以為本集團取得有抵押銀行信貸。

44. 主要附屬公司

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
直接附屬公司				
Wo Kee Hong (B.V.I.) Limited	英屬處女群島	100	每股面值0.01美元之股份30,000股	投資控股
間接附屬公司				
Achievement Investments Limited	英屬處女群島	100	每股面值1美元之股份1股	投資控股
嘉耀製作有限公司	香港	96	每股面值港幣1元之股份8,800,000股	為鐳射影碟及錄影帶市場提供製作、後期製作及剪輯服務

財務報表賬項附註

截至二零零零年十二月三十一日止年度

44. 主要附屬公司(續)

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
Cliven Pte Ltd.*	新加坡	100	每股面值1新加坡元之股份10股	投資控股
東莞長興製冷設備有限公司*	中國	92	港幣30,000,000元	製造及買賣空調器
East Wood Offshore Ltd.	英屬處女群島／中國	100	每股面值1美元之股份1股	物業投資
易買網有限公司	香港	75	每股面值港幣1元之股份2股	電子商貿
Eight Wonders Company Ltd.	英屬處女群島／中國	100	每股面值1美元之股份1股	物業投資
愛輝有限公司	香港	100	每股面值港幣1元之股份2股	物業租賃代理
Ever Rising Investments Limited	香港	100	每股面值港幣1元之股份2股	物業投資
Excellent Top Ltd.	英屬處女群島／中國	100	每股面值1美元之股份180,000股	買賣運動及時裝配件
Flying Colours Company Ltd.	英屬處女群島／中國	100	每股面值1美元之股份1股	物業投資
Forward Electronics (Malaysia) Sdn. Bhd.*	馬來西亞	100	每股面值馬幣1元之普通股份250,000股	經銷視聽器材
Forward International Singapore (Private) Limited*	新加坡	100	每股面值1新加坡元之股份1,000,000股	經銷多媒體軟件
Forward Marketing (Singapore) Pte Ltd*	新加坡	100	每股面值1新加坡元之普通股份1,000,000股	經銷視聽產品
Full Moon Overseas Limited	英屬處女群島／中國	100	每股面值1美元之股份1股	物業投資

財務報表賬項附註

截至二零零零年十二月三十一日止年度

44. 主要附屬公司（續）

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
Haverest Moon Holdings Ltd.	英屬處女群島／中國	100	每股面值1美元之股份1股	物業投資
Jacobean Co. Ltd.	英屬處女群島／中國	100	每股面值1美元之股份1股	物業投資
Locomotion Enterprises Ltd.	英屬處女群島／中國	100	每股面值1美元之股份1股	物業投資
澳門和記行有限公司	澳門	100	葡幣10,000元	買賣視聽器材，及提供空調設備及電器維修保養服務
Maiden Pink Limited	英屬處女群島／中國	100	每股面值1美元之股份1股	物業投資
新華景有限公司	香港	100	每股面值港幣1元之股份2股	物業控股
Mega Warehouse (B.V.I.) Ltd.	英屬處女群島	55	每股面值1美元之股份100股	投資控股
買家倉（香港）有限公司	香港	55	每股面值港幣1元之股份1,000,000股	倉庫式市場營運
和記電業（環球）有限公司	香港	100	每股面值港幣1元之無投票權遞延股份2股及每股面值港幣1元之普通股份1,000股	投資控股
Midtown Company Ltd.	英屬處女群島／中國	100	每股面值1美元之股份1股	物業投資
Most Advance International Ltd.	英屬處女群島	100	每股面值1美元之股份1股	投資控股

財務報表賬項附註

截至二零零零年十二月三十一日止年度

44. 主要附屬公司（續）

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
New Castle Development Ltd.	英屬處女群島／中國	100	每股面值1美元之股份1股	物業投資
Number One Enterprises Ltd.	英屬處女群島／中國	100	每股面值1美元之股份1股	物業投資
Pacific Star Entertainment Company Limited	英屬處女群島／香港	100	每股面值1美元之股份1股	貿易業務
Pacific Star Worldwide Limited	英屬處女群島	100	每股面值1美元之股份600,000股	投資控股及提供管理服務
Rising Sun Development Ltd.	英屬處女群島／中國	100	每股面值1美元之股份1股	物業投資
Riverlily Enterprises Ltd.	英屬處女群島／中國	100	每股面值1美元之股份1股	物業投資
Rogers International Ltd.	巴哈馬	100	每股面值1美元之股份2股	持有貿易品牌
信和工程有限公司	香港	100	每股面值港幣1元之無投票權遞延股份5,000,000股及每股面值港幣1元之普通股份2股	投資控股
Sincere Overseas Ltd.	英屬處女群島／中國	100	每股面值1美元之股份1股	物業投資
Skyline Trading Ltd.	英屬處女群島／中國	100	每股面值1美元之股份1股	物業投資
Stoneycroft Estates Limited	香港	100	每股面值港幣1元之無投票權遞延股份20,000,000股及每股面值港幣1元之普通股份1,000股	物業投資

財務報表賬項附註

截至二零零零年十二月三十一日止年度

44. 主要附屬公司（續）

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
Waterfront Company Ltd.	英屬處女群島／中國	100	每股面值1美元之股份1股	物業投資
WKH India Private Limited*	印度	100	每股面值10印度盧比之股份1,309,025股	經銷汽車音響器材
Wo Kee Hong Distribution Pte Ltd.*	新加坡	100	每股面值1新加坡元之股份400,000股	經銷家用及汽車音響器材及配件
Wo Kee Hong Electronics Sdn. Bhd.*	馬來西亞	100	每股面值馬幣1元之股份1,000,000股	經銷音響器材
和記電業財務有限公司	香港	100	每股面值港幣1元之股份2股	財務及借貸
Wo Kee Hong Investments Ltd.	英屬處女群島	100	每股面值1美元之股份1股	投資控股
和記電業有限公司	香港	100	每股面值港幣1,000元之無投票權遞延股份10,000股及每股面值港幣1,000元之普通股份2股	投資控股及經銷視聽器材、汽車音響及電子產品、空調及冷凍產品、電器及電子零件
Wo Kee Hong Professional Air Conditioning Pte Ltd.*	新加坡	90	每股面值1新加坡元之股份4,300,000股	經銷空調產品
Wo Kee Hong Professional Air Conditioning Sdn. Bhd.*	馬來西亞	100	每股面值馬幣1元之股份4,200,000股	經銷及裝置空調產品

財務報表賬項附註

截至二零零零年十二月三十一日止年度

44. 主要附屬公司（續）

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
Wo Kee Hong (Singapore) Pte Ltd.*	新加坡	100	每股面值1,000新加坡元之股份2,700股	投資控股及經銷及代理視聽器材
和記電器服務有限公司	香港	100	每股面值港幣100元之無投票權遞延股份2股及每股面值港幣100元之普通股份19,998股	提供倉務、送貨及維修保養服務

董事認為，以上只載列對本集團業績或資產有重要影響之附屬公司。如載列其他附屬公司詳情，董事則認為所佔用之篇幅將會非常冗長。

* *非經德勤•關黃陳方會計師行審核之附屬公司。*

45. 主要聯營公司

於二零零零年十二月三十一日，本公司之主要聯營公司詳情如下：

聯營公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
快意汽車有限公司	香港	24.3	每股面值港幣10元之股份10,000股	買賣汽車及有關配件及提供汽車維修服務
Corich Enterprises Inc.	英屬處女群島	33	每股面值1美元之股份100股	投資控股
勵駿汽車有限公司	香港	24.3	每股面值港幣10元之股份60,000股	買賣汽車及有關配件及提供汽車維修服務

財務報表賬項附註

截至二零零零年十二月三十一日止年度

45. 主要聯營公司（續）

聯營公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
金羚電器有限公司	中國	50	人民幣263,500,000元	製造及買賣洗衣機
三菱重工金羚空調器有限公司	中國	24.5	30,000,000美元	製造及買賣空調器
勵安有限公司	香港	24.3	每股面值港幣100元之股份1,727股	投資控股

董事認為，以上只載列對本集團業績或資產有重要影響之聯營公司。如載列其他聯營公司，董事則認為所佔用之篇幅將會非常冗長。

3. 中期業績

下表載列本集團截至二零零一年六月三十日止六個月未經審核中期業績連同有關附註，乃摘錄自本公司截至二零零一年六月三十日止六個月之中期報告：

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零一年 (未經審核) 港幣千元	二零零零年 (未經審核) 港幣千元
營業額	2	268,193	239,483
銷售成本		(198,301)	(175,964)
毛利		69,892	63,519
其他收入		7,678	10,085
分銷費用		(21,822)	(27,272)
行政費用		(53,384)	(54,556)
經營溢利(虧損)		2,364	(8,224)
財務費用		(8,367)	(9,148)
投資收益		119	1,865
回撥應收聯營公司款項壞賬準備		37,239	—
回撥應收賬款壞賬準備		22,632	—
商譽減值準備	4	(59,747)	—
應佔聯營公司業績		969	8,103
除税前虧損		(4,791)	(7,404)
税項	5	(986)	(1,753)
除税後虧損		(5,777)	(9,157)
少數股東權益		682	4,005
股東應佔虧損		(5,095)	(5,152)
每股虧損 — 基本	6	(0.4仙)	(0.4仙)

簡明綜合資產負債表

	附註	二零零一年六月三十日 (未經審核) 港幣千元	二零零零年十二月三十一日 (經審核) 港幣千元
資產			
非流動資產			
投資物業	7	137,617	135,516
物業、廠房及設備	7	242,938	252,891
無形資產		20,007	21,547
聯營公司權益		199,083	179,427
證券投資		1,797	1,842
融資租賃應收款項 — 一年後到期		355	355
		601,797	591,578
流動資產			
存貨		104,074	57,188
持作出售物業之未變現淨值		105,062	105,062
貿易往來及其他應收賬款	8	69,737	75,791
融資租賃應收款項 — 一年內到期		167	335
應收聯營公司款項		835	21,534
應收聯營公司一位股東款項		1,000	1,000
其他投資		176	36
銀行結存及現金		9,554	19,832
		290,605	280,778
資產總值		892,402	872,356

簡明綜合資產負債表

	附註	二零零一年六月三十日 (未經審核) 港幣千元	二零零零年十二月三十一日 (經審核) 港幣千元
股本及負債			
資本及儲備			
已發行股本	9	140,887	140,507
資本儲備	10	728,343	728,223
其他儲備	11	(3,993)	(6,082)
累積虧損		(483,020)	(477,817)
		382,217	384,831
少數股東權益		(11,626)	(3,791)
非流動負債			
融資租賃債務 — 一年後到期		490	583
貸款 — 一年後到期		115,093	118,646
少數股東貸款		11,642	4,046
遞延税項		13	13
		127,238	123,288
流動負債			
貿易往來及其他應付賬款	12	116,121	87,942
應付票據		47,032	45,655
應付聯營公司款項		–	80
應付關連公司款項		2,655	2,482
税項		518	190
融資租賃債務 — 一年內到期		133	139
貸款 — 一年內到期		228,114	231,540
		394,573	368,028
股本及負債總值		892,402	872,356

簡明綜合已確認損益表

	截至六月三十日止六個月	
	二零零一年	二零零零年
	(未經審核)	*(未經審核)*
	港幣千元	*港幣千元*
折算海外業務之財務報表所產生而並未在收益表內確認之匯兌差額	2,089	3,146
股東應佔虧損	(5,095)	(5,152)
已確認虧損總額	(3,006)	(2,006)

簡明綜合現金流量表

	截至六月三十日止六個月
	二零零一年
	(未經審核)
	港幣千元
經營業務之現金流出淨額	(5,126)
投資回報及融資費用之現金流出淨額	(4,666)
已付稅項	(65)
投資業務之現金流入淨額	3,287
融資前現金流出淨額	(6,570)
融資之現金流出淨額	(16,443)
現金及現金等值項目之減少	(23,013)
期初之現金及現金等值項目	1,041
匯率變動影響	1,294
期終之現金及現金等值項目	(20,678)
現金及現金等值項目之結餘分析	
銀行結存及現金	9,554
銀行貸款及透支	(30,232)
	(20,678)

簡明財務報表附註

1. 會計政策

概述

簡明財務報表乃按照歷史成本慣例，經重估投資物業作出修訂而編製，應與二零零零年度財務報表一併閱覽。

除香港聯合交易所有限公司證券上市規則(「上市規則」)允許於會計準則實施之首年，並無就簡明綜合現金流量表呈列比較數字外，簡明財務報表乃根據香港會計師公會頒佈之會計實務準則第25號「中期財務報告」編製。

本集團除因採用以下由香港會計師公會頒佈，並於二零零一年一月一日或之後開始之會計期間生效之會計實務準則，而更改若干會計政策外，於編製此簡明中期財務報表所採用之會計政策與本集團截至二零零零年十二月三十一日止年度之財務報表所採用者一致：

第9號(經修訂)	:	結算日後之事項
第14號(經修訂)	:	租賃
第26號	:	分類報告
第29號	:	無形資產
第30號	:	企業合併
第31號	:	資產減值
第32號	:	綜合財務報表及投資於附屬公司之會計處理法

本集團會計政策之主要變動載列如下：

分類報告

本集團已按會計實務準則第26號「分類報告」披露分類收益及業績。按照本集團之中期財務報告，本集團已決定將業務分類以主要呈報格式呈列而將地區性分類以次等呈報格式呈列。並已提供比較數字。

商譽

本集團已採用會計實務準則第30號「企業合併」並已選擇不予重列先前從儲備中撇減或計入之商譽或負商譽。因此，於二零零一年一月一日前進行之收購所產生之商譽乃於儲備內持有並將會於出售有關之附屬公司或聯營公司時，或於確定商譽有所減損時從收益表中扣除。於二零零一年一月一日前收購時所產生之負商譽將於出售有關附屬公司或聯營公司時計入收益表。

1. **會計政策(續)**

於二零零一年一月一日後進行之收購所產生之商譽將被資本化並按其估計可使用年期作攤銷。於二零零一年一月一日後進行之收購所產生之負商譽將以撇減資產的方式列賬，並將會根據產生結餘之情況所作分析撥歸收益。商譽產生之減值將按照會計實務準則第31號「資產減值」入賬。

2. **營業額及分類資料**

	營業額		分類業績	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二零零一年	二零零零年	二零零一年	二零零零年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
業務分類				
影音產品及其他電器產品	27,465	33,581	(3,097)	(7,749)
空調產品	89,333	131,457	9,888	15,537
汽車音響及電子產品	26,384	40,210	(2,555)	(2,623)
汽車及汽車配件	116,601	–	4,239	–
直接營銷	7,992	33,061	(2,935)	(12,168)
其他	418	1,174	20	17
	268,193	239,483	5,560	(6,986)
未分配集團支出			(3,196)	(1,238)
經營溢利(虧損)			2,364	(8,224)
地區性分類				
香港	203,569	145,747	6,759	(8,228)
新加坡	16,890	17,306	(3,440)	(4,367)
馬來西亞	7,816	9,094	(647)	(389)
中華人民共和國	2,067	26,510	(1,142)	4,630
澳門	30,019	31,702	3,824	2,355
其他	7,832	9,124	206	(987)
	268,193	239,483	5,560	(6,986)
未分配集團支出			(3,196)	(1,238)
經營溢利(虧損)			2,364	(8,224)

3. 折舊及攤銷

於期內就本集團之物業、廠房及設備扣除之折舊約港幣8,101,000元(二零零零年：港幣8,168,000元)；而就本集團無形資產扣除之攤銷約港幣1,539,000元(二零零零年：港幣1,539,000元)。

4. 商譽減值準備

於期內，收購一間附屬公司所產生之商譽已予撇銷並於收益表中作開支扣除。

5. 稅項

	截至六月三十日止六個月	
	二零零一年	二零零零年
	港幣千元	*港幣千元*
支出包括：		
本期間利得稅：		
香港	–	(561)
海外稅項	(54)	–
本公司及附屬公司應佔稅項	(54)	(561)
聯營公司應佔稅項	(932)	(1,192)
	(986)	(1,753)

香港利得稅乃根據本期間之估計應課稅溢利按16%計算。

海外稅項乃根據各自司法權區之稅率計算。

6. 每股虧損

每股虧損之計算方法，乃根據本期間之虧損港幣5,095,000元(二零零零年：港幣5,152,000元)及期內已發行股份之加權平均數1,408,000,184股普通股(二零零零年：1,404,845,892股)計算。

因行使已發行之優先認股權將帶來反攤薄影響，因此並未呈列攤薄後之每股虧損。

7. 添置投資物業及物業、廠房及設備

於期內，除港幣2,100,000元之土地及樓宇轉為投資物業外，本集團並無購入其他投資物業(二零零零年：增加港幣3,308,000元)。

於期內，物業、廠房及設備添置達港幣2,150,000元(二零零零年：港幣7,210,000元)。

8. 貿易往來及其他應收賬款

本集團給予客戶平均三十至九十天之信貸期。其貿易往來應收賬款之賬齡分析如下：

	二零零一年六月三十日 *港幣千元*	二零零零年十二月三十一日 *港幣千元*
三十天以內	17,995	18,771
三十天以上	10,803	6,329
六十天以上	2,010	1,848
九十天以上	3,274	2,943
一年以上	3,191	3,390
貿易往來應收賬款總額	37,273	33,281
其他應收賬款	32,464	42,510
	69,737	75,791

9. 已發行股本

	每股面值港幣0.10元之股份數目	面值 *港幣千元*
法定股本：		
於二零零零年一月一日、二零零一年一月一日及二零零一年六月三十日	3,500,000,000	350,000
已發行及繳足股本：		
於二零零零年一月一日	1,400,553,178	140,055
行使認股權所發行股份	6,092,000	609
註銷所回購之本身股份	(1,574,000)	(157)
於二零零一年一月一日	1,405,071,178	140,507
根據私人配售所發行股份	5,000,000	500
註銷所回購之本身股份	(1,200,000)	(120)
於二零零一年六月三十日	1,408,871,178	140,887

10. 資本儲備

	股份溢價	資本贖回儲備	資本儲備	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
於二零零零年一月一日	725,537	639	1,434	727,610
發行股份溢價	456	–	–	456
回購本身股份而產生	–	157	–	157
於二零零一年一月一日	725,993	796	1,434	728,223
回購本身股份而產生	–	120	–	120
於二零零一年六月三十日	725,993	916	1,434	728,343

11. 其他儲備

	匯率儲備
	港幣千元
於二零零零年一月一日	(14,400)
折算海外業務之財務報表時減去少數股東權益後之匯兑差額	8,318
於二零零一年一月一日	(6,082)
折算海外業務之財務報表時減去少數股東權益後之匯兑差額	2,089
於二零零一年六月三十日	(3,993)

12. 貿易往來及其他應付賬款

貿易往來應付賬款之賬齡分析如下：

	二零零一年六月三十日	二零零零年十二月三十一日
	港幣千元	*港幣千元*
三十天以內	3,082	7,974
三十天以上	1,666	2,777
六十天以上	314	2,623
九十天以上	4,894	5,063
一年以上	27,662	27,972
貿易往來應付賬款總額	37,618	46,409
應付費用及其他應付賬款	78,503	41,533
	116,121	87,942

13. 與關連人士之交易

於期內，本集團與關連人士進行下列交易：

	截至六月三十日止六個月	
	二零零一年	二零零零年
	港幣千元	*港幣千元*
來自聯營公司之利息收入	–	1,331
付予董事之利息支出	329	305
付予關連公司之管理費及代理費	1,831	1,925

14. 資產按揭

於二零零一年六月三十日，本集團以若干土地及樓宇、投資物業之賬面淨值合共港幣407,115,000元（二零零零年十二月三十一日：港幣412,430,000元），與及一家附屬公司之全部資產港幣22,404,000元（二零零零年十二月三十一日：港幣24,169,000元）予以抵押，藉以為本集團取得銀行信貸。

15. 或然負債

自上年度結算日以來，並無任何重大之或然負債變動。

16. 承擔

於二零零一年六月三十日及二零零零年十二月三十一日均無重大資本承擔。

營運業績及財務狀況之管理層論述及分析

業績

本集團營業額上升至港幣268,200,000元，較去年同期增加港幣28,700,000元，增長12%。營業額上升之主要原因是本集團將Corich Enterprises Inc.（「Corich」）之業績納入本年度集團業績之內。Corich持有汽車代理業務控制性權益，主要代理「法拉利」及「瑪莎拉蒂」品牌。誠如本集團之二零零零年年報所述，本集團行使對Corich股份之購買權，購回其於一九九九年十二月售出之股份，因此，由二零零一年初起，Corich成為本集團持有73.6%控制權之附屬公司。除此項業務外，大多數業務普遍錄得較去年低之營業額，但也有例外，而這些業務會於業務回顧內論述。

毛利較去年同期上升港幣6,400,000元，增長10%，然而平均毛利率為26.1%，稍低於上年度錄得之26.5%。這大概由於改變業務及產品之銷售品種所致，而並非個別產品組別之毛利出現大幅倒退。

由於本集團已落實並貫徹推行削減成本措施，本年度之銷售及一般行政費用總額較去年同期減少。然而，本集團於本年度之成本亦包括汽車業務之成本約港幣18,000,000元（該業務於上年度只被列作一間聯營公司，並不計入集團成本內）。

本集團於期內錄得經營溢利近港幣2,400,000元，而去年同期之經營虧損為港幣8,200,000元。該六個月期內亦錄得應佔虧損總額港幣5,100,000元（二零零零年：港幣5,200,000元）。本集團之財務成本較上年度下降，稅項撥備亦較低。但非由本集團控制之聯營公司引致本年度溢利較去年同期大幅減少港幣7,100,000元，令本集團最終業績較去年同期錄得小額應佔虧損。

現金流轉、流動資金及財務資源

截至二零零一年六月三十日止的六個月，業務營運方面錄得小量現金流出淨額港幣5,100,000元。本集團之營運資金（包括合併新購回之汽車集團為附屬公司）較上個財政年度年結日增加港幣16,000,000元。期內因支付財務利息而產生現金流出額港幣4,700,000元；因出售物業及設備之收益而獲得現金流入港幣3,300,000元；因償還銀行借款而動用之現金淨額為港幣16,400,000元。

本集團持續以內部現金流量配合貿易信貸及短期和長期銀行貸款等方式提供資金。本集團能繼續履行所有財務責任，並於貿易及銀行貸款到期日償還該等債務，惟現金及銀行結存淨額因而下降至港幣9,600,000元。

本集團於二零零一年六月三十日仍有流動負債淨額港幣104,000,000元，主要原因乃一間與本集團已建立長期合作夥伴貿易關係之供應商提供之港幣131,000,000元無抵押短期債項有關，而該債項將於二零零一年十二月到期償還。本集團現正就該無抵押貸款之日後融資及還款安排進行磋商。管理層相信能與該供應商達成滿意協定，並預期於到期還款前就此事宜作出公佈。

期內，銀行借款總額持續下降港幣6,200,000元，於二零零一年六月三十日之金額為港幣125,400,000元（於二零零零年十二月三十一日為港幣131,600,000元）。按資產總值百分比計算，於本期終結日銀行借款僅佔14%。本集團之總借款淨額亦持續減少，於二零零一年六月三十日為港幣343,200,000元，而於二零零零年十二月三十一日則為港幣350,200,000元。

4. 本集團未經審核經調整備考綜合有形資產淨值報表

下列報表為本集團經計及供股之未經審核經調整備考綜合有形資產淨值報表概要，乃根據其於二零零零年十二月三十一日之經審核有形資產淨值而編製，並經計及自該日作出之交易：

	港幣千元
根據本集團於二零零零年十二月三十一日之經審核資產負債表之資產淨值	384,831
減：本集團於二零零零年十二月三十一日之無形資產淨值	21,547
根據本集團於二零零零年十二月三十一日之經審核資產負債表之有形資產淨值	363,284
加：按私人配售發行之股份所得款項	500
於購回本身股份所產生之資本贖回儲備	120
兑匯差額，減折算海外業務財務報表之少數股東權益	2,089
減：於購回本身股份時註銷股份	228
本集團截至二零零一年六月三十日止六個月之未經審核虧損淨額	5,095
加：截至二零零一年六月三十日止六個月無形資產攤銷	1,540
本集團於供股完成前未經審核經調整備考綜合有形資產淨值	362,210
加：估計供股所得款項淨額 *(附註1)*	46,800
本集團於供股完成後未經審核經調整備考綜合有形資產淨值	409,010

	港幣千元
本集團於股本重組生效前每股股份之未經審核經調整備考綜合有形資產淨值 *(附註2)*	0.29
於供股進行前及於股本重組生效後每股經調整股份之未經審核經調整備考綜合有形資產淨值 *(附註3)*	2.90
於供股完成後每股經調整股份之未經審核經調整備考綜合有形資產淨值 *(附註4)*	0.58

附註：

1. 即於扣除供股之估計開支約港幣2,500,000元後以每股港幣0.35元發行不少於140,887,117股供股股份估計所得款項淨額。

2. 根據股本重組生效前1,408,871,178股股份計算。

3. 根據於最後實際可行日期140,887,117股已發行經調整股份(假設股本重組生效)。

4. 根據704,435,585股經調整股份，於供股(包括紅股發行)完成後並假設於記錄日期及股本重組生效前概無購股權所附之認購權獲行使。

5. 債項聲明

於二零零二年一月三十一日辦公時間結束時，本集團之尚未清償銀行借貸約為港幣90,000,000元(其中港幣82,000,000元乃由本集團若干資產(包括物業及短期銀行存款)之固定押記以及一間附屬公司之所有資產之固定及浮動押記作抵押)。此外，本集團於該日有尚未清償租購合約及財務租賃項下之債項約港幣463,000元；欠負董事貸款約港幣15,000,000元；欠負關連公司款項約港幣11,000,000元；一家供應商貸款約港幣197,000,000元；少數股東貸款約港幣2,000,000元；第三者貸款約港幣5,000,000元以及提供予第三者之保證之或然負債約港幣332,000元。

除上文所述以及集團公司之間之債務外，於二零零二年一月三十一日辦公時間結束時，本集團並無尚未清償之任何已發行在外或同意發行之借貸股本、銀行透支、貸款或其他類似債項、承兑負債或承兑信貸、債券、按揭、抵押、租購承擔、擔保或其他重大或然負債。

6. 營運資金

董事認為經計及現有銀行信貸、內部資源以及預期供股所得款項淨額約港幣46,800,000元後，在並無不可預見之情況下，本集團將有充足營運資金，以應付其目前資金所須。

1. 責任聲明

本供股章程遵照上市規則之規定提供有關本公司之資料。各董事願就本供股章程所載資料之準確性共同及個別承擔全部責任，並經一切合理查詢後，確認就彼等所深知及確信，本供股章程內並無遺漏其他事實，致使本供股章程中任何內容產生誤導。

2. 股本

本公司緊隨股本重組、供股及紅股發行後之法定及已發行股本將如下：

法定：		*港元*
3,500,000,000	股股份（於最後實際可行日期）	350,000,000.00
21,052,175,337	股股份（於股本重組生效後 *（附註1）*）	210,521,753.37
已發行及將發行繳足或入賬列作繳足股份：		
1,408,871,178	股已發行股份（於最後實際可行日期）	140,887,117.80
140,887,117	股經調整股份（緊隨股本重組生效後）	1,408,871.17
140,887,117	股將根據供股發行之經調整股份 *（附註2）*	1,408,871.17
422,661,351	股將根據紅股發行之經調整股份 *（附註2）*	4,226,613.51
704,435,585	股已發行經調整股份（緊隨股本重組生效及供股及紅股發行完成後）	7,044,355.85

附註：

1. 假設股東將批准擬於股東特別大會提呈有關股本重組之決議案。

2. 於最後實際可行日期，尚未行使之購股權可認購合共213,470,400股股份。於購股權持有人當中，董事李永森先生、李文輝先生、Barry John BUTTIFANT先生、孫志冲先生、余金霞女士及李文彬先生合共可認購188,880,000股股份，彼等已向本公司作出不可撤回之承諾，不會在接納日期或之前行使各自之購股權所附之認購權。倘若尚餘未有行使之購股權所附之認購權於記錄日期或之前獲悉數行使，則將因此根據供股再發行2,459,040股供股股份及7,377,120股紅股。

3. 董事資料

執行董事

姓名	地址
李永森*（主席）*	香港 司徒拔道41A 玫瑰新邨 17樓A1室
李文輝 *（副主席兼行政總裁）*	香港 司徒拔道 肇輝台1C2樓
Barry John BUTTIFANT *（董事總經理）*	香港 堅尼地道70-72號 柏苑12樓D室
孫志冲	香港 西摩道8號C-5室
李文彬	香港 司徒拔道41A 玫瑰新邨 17樓A1室

非執行董事

余金霞	香港 司徒拔道41A 玫瑰新邨 17樓A1室

獨立非執行董事

姓名	地址
陳文生	香港 蒲魯賢徑9號 寶園25樓B室
李卓民	香港 淺水灣 淺水灣道102號F室

董事資歷如下：

執行董事

李永森，75歲，本公司創辦人兼主席，彼等代理消費品積56年經驗，自本集團創立至今，一直參與策劃本集團之市務及策略事宜。彼獲選為港九無線電聯會董事與港九電器商聯會有限公司名譽會長。彼擁有本公司之股份須按證券(披露權益)條例第二部份披露。

李文輝，BSB，MBA，45歲，本公司副主席兼行政總裁，為李永森先生及余金霞女士之子，對經銷消費品積21年經驗。彼獲明尼蘇達州大學(University of Minnesota)頒發工商管理學士及碩士銜。彼已任職本集團17年。

Barry John BUTTIFANT，57歲，於二零零一年五月委任為本集團之董事總經理。彼為四間香港上市公司，即佐丹奴國際有限公司、台和商事控股有限公司、啟祥集團有限公司及利信達集團有限公司之獨立非執行董事。彼於一九七九年來港並出任為森那美集團之財務董事，並於一九八二年委任為森那美香港有限公司之董事總經理。於一九八七年，彼加入寶麗碧集團為遠東業務之集團行政總裁。加入本公司前，彼於一九九二年至二零零零年擔任為萬威國際有限公司之董事總經理。BUTTIFANT先生為英國特許公認會計師公會及香港會計師公會資深會員，彼亦為英國管理專業協會、香港管理專業協會及香港董事學會之資深會員。彼負責本集團整體之企業管理及發展。

孫志沖，MBA，55歲，和記電業有限公司營運及家電業務團之董事及勵安有限公司董事。彼對商管、銷售及推銷汽車、電器及空調產品方面積30年經驗。彼已任職本集團約6年。

李文彬，BSc，MSc(麥芝根大學)，MSc(史丹福大學)，43歲，於二零零二年一月委任為本公司董事。李先生為李永森先生與余金霞女士之兒子，亦為李文輝先生胞弟。負責本公司策略規劃及開發新項目。加盟本集團之前，曾於Apple Computer International Limited研發部任職系統軟件專家一職，維時5年。在擔任本職之前，曾於一九九一年至一九九七年期間積極參與本集團業務。

非執行董事

余金霞，69歲，李永森先生之妻子，自一九六二年至一九八九年十二月一直參與本集團之決策事宜，此後一直擔任本公司之非執行董事。彼於貿易及分銷消費者產品具逾27年經驗。

獨立非執行董事

陳文生，M.A.(劍橋大學)，46歲，利興發展有限公司主席兼董事總經理，並為馬來西亞上市公司IGB Corporation Berhad之執行董事，及在香港聯合交易所有限公司上市之南華集團有限公司、南華證券有限公司、南華工業有限公司及麗星郵輪有限公司之董事，彼並擔任多間公司之董事。彼自一九九九年四月起一直擔任本公司之獨立非執行董事。

李卓民，Ed.M(哈佛大學)，46歲，裕大有限公司主席兼董事總經理，並為美國East West Enterprises Co., Ltd.及Oasis Development Enterprises集團之主席。彼亦是美國Gordon College East West Institute of International Studies之創辦人及董事。多年來，彼並擔任多間社會及慈善機構之董事。

4. 公司資料及有關各方

註冊辦事處	Cedar House 41 Cedar House Hamilton HM12 Bermuda
香港主要營業地點	香港 皇后大道中50-52號 陸佑行5樓
公司秘書	吳心瑜女士 *(英國特許秘書及行政人員公會會員)*
法定代表	李文輝先生 孫志冲先生
核數師	德勤•關黃陳方會計師行 *執業會計師* 香港 干諾道中111號 永安中心26樓
本公司財務顧問	滙富融資有限公司 香港 中環 夏慤道10號 和記大廈5樓
包銷商	滙富証券有限公司 香港 中環 夏慤道10號 和記大廈5樓

本公司及供股之法律顧問（香港法律）	普蓋茨律師事務所 香港 中環 夏慤道10號 和記大廈10樓
本公司法律顧問（百慕達法律）	Appleby Spurling & Kempe 香港 皇后大道中99號 中環中心 5511室
香港股份登記過戶分處	標準證券登記有限公司 香港 干道諾中111號 永安中心5樓
主要往來銀行	東亞銀行有限公司 香港德輔道中10號 泰國盤谷銀行 香港德輔道中28號 恒生銀行有限公司 香港德輔道中83號

5. 董事權益

於最後實際可行日期，本公司各董事於本公司或其相聯法團（定義見披露權益條例）股本中擁有依據披露權益條例第28條須知會本公司及聯交所之權益（包括根據披露權益條例第31條或附表第一部被視作或計作彼等擁有之權益），或依據披露權益條例第29條須列入該條例所述登記冊內之權益，或依據上市規則所載上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益如下：

(i) 本公司權益

	每股面值0.10港元普通股股份數目			
董事	個人權益	家族權益	公司權益	權益總計
李永森先生	616,636,752	—	128,014,060 (附註一)	744,650,812
李文輝先生	21,156,000	2,104,000	—	23,260,000
孫志冲先生	300,000	—	—	300,000
余金霞女士	21,267,622	—	—	21,267,622
李文彬先生	3,000,000	—	9,190,857 (附註二)	12,190,857

附註一： 此等股份由Unit Cosmo International Limited持有，該公司之全部已發行股本乃由李永森先生持有。

附註二： 此等股份由Fisherman Enterprises Inc.持有，該公司之全部已發行股本由李文彬先生持有。

(ii) 認購本公司股份之權利

董事	授予購股權日期	購股權可認購之股份數目	行使期限	每股之認購價 港元
李永森先生	一九九六年五月十三日	2,760,000	一九九六年六月十七日至二零零二年六月十六日	0.9460
	一九九七年七月二十八日	12,500,000	一九九七年八月三十一日至二零零三年八月三十日	0.5330
	一九九八年一月十九日	3,000,000	一九九八年二月二十二日至二零零四年二月二十一日	0.2200
	一九九九年十二月二十一日	6,500,000	二零零零年二月十一日至二零零六年二月十日	0.1400
	二零零零年二月十一日	3,000,000	二零零零年三月二十一日至二零零六年三月二十日	0.3264
	二零零一年八月十日	35,000,000	二零零一年九月十六日至二零零七年九月十五日	0.1000
李文輝先生	一九九六年五月十三日	2,760,000	一九九六年六月十三日至二零零二年六月十二日	0.9460
	一九九七年七月二十八日	13,500,000*	一九九七年八月二十八日至二零零三年八月二十七日	0.5330
	一九九八年一月十九日	3,100,000*	一九九八年二月十九日至二零零四年二月十八日	0.2200
	一九九八年六月十日	1,000,000	一九九八年七月二十四日至二零零四年七月二十三日	0.1053
	一九九九年十二月二十一日	6,700,000*	二零零零年二月七日至二零零六年二月六日	0.1400
	二零零零年二月十一日	3,500,000	二零零零年三月十八日至二零零六年三月十七日	0.3264
	二零零一年五月二十八日	4,000,000	二零零一年六月二十九日至二零零七年六月二十八日	0.1000
	二零零一年八月十日	35,000,000	二零零一年九月十六日至二零零七年九月十五日	0.1000
	二零零一年八月二十九日	500,000*	二零零一年九月三十日至二零零七年九月二十九日	0.1000

* *已包括向李文輝先生之配偶授出之購股權。*

董事	授予購股權日期	購股權可認購之股份數目	行使期限	每股之認購價
				港元
孫志冲先生	一九九七年七月二十八日	1,000,000	一九九七年八月三十一日至二零零三年八月三十日	0.5330
	一九九九年十二月二十一日	300,000	二零零零年二月六日至二零零六年二月五日	0.1400
	二零零零年二月十一日	500,000	二零零零年三月二十二日至二零零六年三月二十一日	0.3264
	二零零一年一月十八日	260,000	二零零一年三月六日至二零零七年三月五日	0.1000
	二零零一年八月十日	1,000,000	二零零一年九月十九日至二零零七年九月十八日	0.1000
余金霞女士	二零零一年八月二十九日	500,000	二零零一年九月三十日至二零零七年九月二十九日	0.1000
Barry John BUTTIFANT先生	二零零一年五月二十八日	20,000,000	二零零一年六月三十日至二零零七年六月二十九日	0.1000
	二零零一年八月十日	35,000,000	二零零一年九月十四日至二零零七年九月十三日	0.1000
李文彬先生	一九九六年五月十三日	600,000	一九九六年六月十四日至二零零二年六月十三日	0.9460

(iii) 相聯法團權益

董事	持有或擁有相聯法團之股份或股本權益	持有或擁有之股份數目或股本權益金額	股份類別及／或概況
李永森先生	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
	Wo Kee Hong Professional Air Conditioning Pte Ltd	4,576,000 *(附註一)*	普通股
	金羚電器有限公司	人民幣131,750,000元 *(附註一)*	不適用
	三菱重工金羚空調器有限公司	14,700,000美元 *(附註一)*	不適用
	現代出版印刷有限公司	1 *(附註一)*	普通股
	和記資訊網絡有限公司	70 *(附註一)*	普通股
	東莞先力電器有限公司	2,125,000港元 *(附註一)*	不適用
余金霞女士	和記電業有限公司	400	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	福和貿易有限公司	34,335	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股

附註一： 因李永森先生持有本公司權益，故被認為擁有該批股份或股本權益。除此等股份或股本權益以外，其他在此列載之董事持有之相聯法團股份均為個人權益。

(iv) 合約或安排權益

(甲) 本公司之全資附屬公司Stoneycroft Estates Limited及Ever Rising Investments Limited(統稱為「業主」)與一間由李永森先生及余金霞女士擁有之公司—森和物業管理有限公司(「森和物業」)簽訂一項大廈公契及管理協議。根據該協議，業主委任森和物業為管理人，其任期由一九九八年十二月二十九日起為期兩年(並於到期後自動延續)，負責管理、運作、保養、維修、翻新及重置和記行大廈。業主委員會或森和物業可預先給予對方三個月通知而終止該協議。於二零零一年支付予森和物業之管理費合共約為417,000港元。

(乙) 業主與森和物業於二零零一年簽訂服務協議。根據有關服務協議，業主委任森和物業為服務公司，其任期由二零零一年四月一日起為期一年，提供和記行大廈關於租賃行政及諮詢服務。於二零零一年已支付森和物業之服務費合共約為18,000港元。

(丙) 本公司之全資附屬公司Wo Kee Hong Electronics Sdn Bhd(「WKH Electronics」)與一間由李永森先生擁有實益權益之公司Classic Lane (M) Sdn, Bhd(「Classic Lane」— 已於二零零零年十月十九日委任破產管理人及財產接收管理人)簽訂租約。據此，Classic Lane賦予WKH Electronics一項租約權，承租8th Floor, Menara Genesis, No. 33, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia,月租為5,250馬幣及每月設施費3,500馬幣。上述租約由一九九九年九月一日至二零零二年八月三十一日為期三年。於二零零一年已支付Classic Lane之租金及設施費總額為105,000馬幣。

(v) 資產權益

(甲) 購入Mega Warehouse (B.V.I.) Limited 45%權益以及ebuystore.com Limited 25%權益

(i) 於二零零一年九月二十一日，ebuystore.com(B.V.I.) Limited(「ebuystore BVI」)(一間於英屬處女群島註冊成立之公司並為本公司之全資附屬公司)(作為買方)與Racer Profits Limited(「Racer Profits」)(一間於英屬處女群島註冊成立之公司並由李文輝先

生全資擁有)(作為賣方)訂立買賣協議,據此,ebuystore BVI以代價351港元(相等於45美元)購入本公司之附屬公司Mega Warehouse (B.V.I.) Limited(「Mega」)全部已發行股本45%。Mega乃於英屬處女群島註冊成立之有限公司並於買賣協議訂立日期前分別由ebuystore BVI及Racer Profits各擁有55%及45%權益。Mega主要從事投資控股,其附屬公司經營直銷倉庫式市場。

(ii) 於二零零一年九月二十一日,ebuystore BVI(作為承讓人)與Racer Profits(作為轉讓人)訂立轉讓契據,據此,Racer Profits以1.00港元之代價向ebuystore BVI轉讓Mega欠予Racer Profits為數4,045,739港元之股東貸款。

(iii) 於二零零一年九月二十一日,ebuystore BVI(作為買方)與Rich Destiny Holdings Limited(「Rich Destiny」)(一間於英屬處女群島註冊成立之公司並由李文輝先生全資擁有)(作為買方)訂立買賣協議,據此,ebuystore BVI以代價195港元(相等於25美元)購入ebuystore.com Limited(「ebuystore」)之全部已發行股本之25%。ebuystore乃於英屬處女群島註冊成立之有限公司並於買賣協議訂立之日前分別由ebuystore BVI及Rich Destiny擁有75%及25%。ebuystore及其附屬公司主要從事電子商貿業務。

(iv) 於二零零一年九月二十一日,ebuystore BVI(作為承讓人)與李文輝先生作為轉讓人訂立一項轉讓契據,據此,李文輝先生以代價1.00港元向ebuystore BVI轉讓由ebuystore.com (H.K.) Limited(「ebuystore HK」)(一間於香港註冊成立之公司並為ebuystore之全資附屬公司)欠予李文輝先生為數777,650港元之董事貸款。

(乙) 出售於Golden City Equities Limited之全部權益

於二零零一年十二月三十一日,Wo Kee Hong (B.V.I.) Limited(「WKH BVI」),一間於英屬處女群島註冊成立之公司並為本公司之全資附屬公司)(作為賣方)與李永森先生或李永森先生全資擁有之公司(作為買方)訂立買賣協議,據此,WKH BVI以代價1,300,000港元出售Golden City Equities Limited(一間於英屬處女群島註冊成立之公司並為本公司之全資附屬公司)之全部已發行股本。

除本通函所披露者外：

(i) 於最後實際可行日期，本公司各董事或行政總裁概無於本公司或任何相聯法團（定義見披露權益條例）任何股本或債務證券中擁有依據披露權益條例第28條須知會本公司及聯交所之權益（包括根據披露權益條例第31條或附表第一部被計作或視作彼擁有之權益），或依據披露權益條例第29條須列入該條例所述登記冊內或依據上市規則所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益。

(ii) 於最後實際可行日期，自二零零零年十二月三十一日（本公司最近期刊發之經審核綜合財務報告之結算日）以來，各董事並無在本集團任何成員公司所買賣或租賃或建議買賣或租賃之任何資產中概無擁有直接或間接任何權益；及

(iii) 於最後實際可行日期，各董事於與本集團整體業務有重大關係之任何合約或安排中概無擁有重大權益。

6. 主要股東

於最後實際可行日期，根據披露權益條例第16(1)條規定本公司須予保存之名冊，下列人士擁有本公司已發行股本10%或以上權益：

	每股面值港幣0.10元普通股股份數目				於最後實際可行日期佔已發行
姓名	個人權益	家族權益	公司權益	權益總計	股本百份比約數
李永森先生	616,636,752	–	128,014,060 (附註)	744,650,812	52.8%

附註： 該等股份由Unit Cosmo International Limited持有，該公司之全部已發行股本乃由李永森先生持有。

除本供股章程所披露者外，根據披露者權益條例第16(1)條，本公司並不知悉任何人士於本供股章程刊發日期擁有本公司已發行股本10%或以上權益。

7. 重大合約

下列合約為本公司或其附屬公司於本供股章程日期前兩年訂立之重大或可屬重大之合約（於本公司進行或擬進行之日常業務過程中訂立者除外）：

(i) ebuystore BVI（作為買方）與Racer Profits（作為賣方）以代價351港元購入Mega之45%權益而於二零零一年九月二十一日訂立之協議，詳情載於本附錄第5(v)（甲）(i)段；

(ii) Racer Profits與ebuystore BVI以代價1.00港元轉讓Mega欠予Racer Profits為數4,045,739港元之股東貸款而於二零零一年九月二十一日訂立之轉讓契據，詳情載於本附錄第5(v)（甲）(ii)段；

(iii) ebuystore BVI（作為買方）與Rich Destiny（作為賣方）以代價195港元購入ebuystore 25%權益而於二零零一年九月二十一日訂立之協議，詳情載於本附錄第5(v)（甲）(iii)段；

(iv) 李文輝先生與ebuystore BVI就以代價1.00港元轉讓ebuystore HK欠予李文輝先生為數777,650港元之董事貸款而於二零零一年九月二十一日訂立之協議，詳情載於本附錄第5(v)（甲）(iv)段；

(v) 本公司與三菱重工業株式會社（「三菱重工」）於二零零一年十一月九日就償還本集團欠負三菱重工之全部金額而訂立之協議；

(vi) 本公司之全資附屬公司Wo Kee Hong (Singapore) Pte Ltd.作為轉讓人與Eroklsir Auto Services Pte Ltd.作為承讓人於二零零一年十二月十八日就以7,000,000坡元代價轉讓新加坡共和國一項物業而訂立之轉讓契據；

(vii) WKH BVI(作為賣方)與李永森先生(作為買方)以代價1,300,000港元出售Golden City Equities Limited之全部已發行股本而於二零零一年十二月三十一日訂立之協議，詳情載於本附錄第5(v)(乙)；及

(viii) 包銷協議。

8. 重大逆轉

於最後實際可行日期，據董事所知悉，本集團自二零零零年十二月三十一日(即本集團最近期刊發之經審核賬目之結算日)以來之財務或業務狀況概無有任何重大逆轉。

9. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，且據董事所知，本公司或其任何附屬公司均無涉及任何尚未了結或提出或面臨威脅之重大訴訟或索償要求。

10. 服務合約

Barry John BUTTIFANT先生已與本公司訂立固定年期為3年之董事服務合約，合約由二零零一年四月二十三日起開始。

除上文所披露者外，董事概無與本公司訂立不可由本公司於一年內毋須支付賠償(法定賠償除外)而終止之尚未屆滿服務合約。

11. 送呈公司註冊處之文件

本供股章程連同暫定配額通知書及額外供股股份申請表格，已遵照香港法例第32章公司條例第342C節之規定送呈香港公司註冊處註冊存案，並已根據一九八一年百慕達公司法送呈百慕達公司註冊處存檔。

12. 其他事項

(i) 本公司之登記辦事處為Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda。

(ii) 本公司於香港之主要營業地點為香港皇后大道中50-52號陸佑行5樓。

(iii) 本公司之公司秘書為吳心瑜女士，彼為英國特許秘書及行政人員公會會員。

(iv) 本公司於香港之股份過戶登記分處為標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓。

(v) 股本重組、供股及紅股發行涉及之費用，包括財務顧問費、包銷佣金、印刷、註冊、翻譯、法律及會計費用等，估計約為2,500,000港元，將由本公司支付。

(vi) 倘本供股章程之中英文本如有歧異，概以英文本為準。

13. 備查文件

下列文件可由即日起至二零零二年四月四日(包括該日)止任何週日(公眾假期除外)之一般辦公時間在本公司之香港總辦事處，地址為香港新界葵涌青山道585至609號和記行大廈B座10字樓之辦事處可供查閱：

(i) 本公司截至一九九九年及二零零零年十二月三十一日止兩個財政年度之年報；

(ii) 本公司截至二零零一年六月三十日止六個月之中期報告；

(iii) 本公司之公司組織章程大綱及細則；

(iv) 本附錄第7項所述之重大合約；

(v) 本附錄第10項所指之服務合約；

(vi) 於二零零二年二月十八日致股東之通函；及

(vii) 日期為二零零二年三月十五日致合資格股東及海外股東(僅供參考)之供股章程。

目錄

此乃要件　請即處理

閣下如對本供股章程或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下之所有和記行(集團)有限公司股份，應立即將本供股章程連同隨附之暫定配額通知書及額外供股股份申請表格交予買主或受讓人，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

買賣本公司經調整證券(定義見內文)可經中央結算系統進行。　閣下應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、會計師或其他專業顧問有關上述交收安排之詳情及上述安排可能會對　閣下之權利及權益造成之影響。

供股章程連同暫定配額通知書及額外供股股份申請表格已遵照香港公司條例第342C條之規定送呈香港公司註冊處註冊存案。供股章程連同暫定配額通知書及額外供股股份申請表格已根據百慕達一九八一年公司法之規定送交百慕達公司註冊處存案。香港公司註冊處、香港證券及期貨事務監察委員會及百慕達公司註冊處對任何此等章程文件之內容概不負責。

香港聯合交易所有限公司及香港中央結算有限公司對本供股章程、暫定配額通知書及額外供股股份申請表格之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不因本供股章程、暫定配額通知書及額外供股股份申請表格全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

供股
根據記錄日期每持有一股經調整股份
供一股供股股份之比例
按每股供股股份0.35港元之價格
供不少於140,887,117股每股面值0.01港元之供股股份
以及按每股獲悉數接納之供股股份
配發三股紅股

和記行(集團)有限公司之財務顧問

滙富融資有限公司

包銷商

滙富証券有限公司

謹請注意，倘於接納及支付供股股份最後一日後第三個營業日(預期為二零零二年四月十日(星期三))下午五時前任何時間內形成、發生或存在以下事項或以下事項生效，則包銷商可向本公司發出書面通知終止包銷協議所載之安排：(甲)香港或本集團任何成員公司經營業務所在之其他地方之法院或其他主管當局推行任何新法例或法規，或現有法例或法規(或其詮釋或應用)之變動；或(乙)本地、全國或國際金融、政治、軍事、工業、經濟、貨幣或(不論是否與前述任何事項屬同類)市況變動或任何事件或連串事件導致或可能導致上述變動；或(丙)本地、全國或國際證券市況出現任何變動(包括但不限於聯交所因特殊金融情況或其他方面而對證券買賣實施全面禁售、暫停或重大限制)；且(1)對本公司或本集團或供股已經或將會造成重大不利影響；或(2)對或將會對供股之成效或接納供股之程度具有重大不利影響；或(3)使本公司進行供股屬不智或不宜。終止通知發出後，包銷商於包銷協議項下之所有責任將予終止，而任何一方概不可向任何他方就有關或關於包銷協議所產生之任何事項索償，惟本公司仍須負責向包銷商支付包銷協議各訂約方當時協定之有關費用。倘包銷商行使該項權利，供股將不會進行。包銷商終止權利之詳情載於本供股章程第20至22頁董事會函件「包銷安排」一節。

務請注意，現有股份將由二零零二年三月八日(星期五)起以除權方式買賣。供股股份將由二零零二年三月十九日(星期二)至二零零二年三月二十八日(星期四)(包括首尾兩天)期間以未繳股款形式買賣。擬於二零零二年三月十九日(星期二)至二零零二年三月二十八日(星期四)(包括首尾兩日)期間出售或購買其股份及／或未繳股款供股股份之任何股東或其他人士如對其情況有任何疑問應諮詢彼等之專業顧問。任何股東或其他人士擬由現時至所有該等供股條件達成之日(即二零零二年四月十日(星期三)包銷商於包銷協議項下之權利終止之日)買賣股份，以及任何人士於二零零二年三月十九日(星期二)至二零零二年三月二十八日(星期四)期間內買賣未繳股款供股股份，須承擔供股可能不會成為無條件及可能不會進行之風險。倘未能進行供股，所收取之認購款項，將不計利息以支票退回申請人。

待供股股份(以未繳股款及繳足股款形式)及紅股獲聯交所批准上市及買賣以及符合香港結算股份接納規定後，未繳股款及繳足股款之供股股份將獲香港結算接納為合資格證券，自未繳股款及繳足股款之供股股份及紅股於聯交所開始買賣之日或香港結算可能決定之其他日期起，在香港結算所成立及經營之中央結算系統內寄存、結算及交收。聯交所參與者間於任何一個交易日所進行之交易，須於其後第二個交易日在中央結算系統內交收。中央結算系統內之一切活動均須遵照中央結算系統當時有效之一般規則及運作程序進行。

供股股份暫停配額通知書將不會寄發予於記錄日期於股東名冊所示之地址為香港以外地區之股東(即海外股東)。

供股股份之最後接納及付款期限為二零零二年四月四日(星期四)下午四時。接納及／或轉讓手續載於本供股章程第16至第17頁。

* *僅供識別*

二零零二年三月十五日

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.:MBL/001/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) Jeff Man Bun LEE HKID/~~Passport~~ No. D547797(3) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~YES~~ / NO * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY ___ MONTH ___ YEAR ___
(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

02 MAR 28 AM 8:0-

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

9) Name and address of registered shareholders of the notifiable i[illegible]est in relevant share capital referred to at paragraph (4) of P[illegible]1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

10) Declaration of interest subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTION INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Wo Kee Hong (Holdings) Limited	Ordinary Shares	N/A	12,190,857*	N/A	N/A	N/A	N/A

* 994,857 shares are held in the name of Fisherman Enterprises Inc., a company the entire issued share capital of which is owned by Mr. Jeff Man Bun LEE.

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Wo Kee Hong (Holdings) Limited	Ordinary Shares	600,000	13/5/1996	14/6/1996 to 13/6/2002	HK$0.9460	HK$1.00

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(G) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct. Signature: ________ Date: 25 | 1 | 2002

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Ref. No.:LWS/001/2002

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP.396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.
COMPANY NAME Wo Kee Hong (Holdings) Limited STOCK CODE 720

(3) Identification of director or chief executive who is making disclosure.
NAME (Surname first) LEE Wing Sum HKID/~~Passport~~ No. A001574(4) CONTACT PHONE NO. 2514-4880

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. YES / ~~NO~~ * (* Delete as appropriate) See Remarks

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 31 MONTH 12 YEAR 2001 *

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] **Disposal of interests by Wo Kee Hong (Holdings) Ltd ("WKH Holdings") indirectly in Best & Original Production Limited. I therefore ceased to have a duty of disclosure of the aforesaid deemed interests.** 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname First for Individual)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Unit Cosmo International Limited	Unit 3607, Shun Tak Centre, 200 Connaught Road Central, Hong Kong	128,014,060

Schedule 1

Name of Corporation	Class and/or Descriptions of Securities	Previous Balance	Present Balance	Transaction Involved			Consideration per unit
				Acquisition	Disposal	Date of Transaction (Day/Month/Year)	
Wo Kee Hong (Holdings) Limited	Ordinary Shares	744,650,812	744,650,812				
Wo Kee Hong Limited	Non-voting Deferred Shares	8,500	8,500				
Wo Kee Services Limited	Non-voting Deferred Share	1	1				
Wo Kee Hong Professional Air-Conditioning Pte Ltd	Ordinary Shares	*4,576,000	*4,576,000				
Best & Original Production Limited	Ordinary Shares	*8,448,000	0		X	31/12/2001	Nil
Jin Ling Electrical Company Ltd 金羚電器有限公司	N/A	*RMB131,750,000 (50% interest)	*RMB131,750,000 (50% interest)				
Mitsubishi Heavy Industries-Jinling Air-Conditioners Co, Ltd 三菱重工金鈴空調器有限公司	N/A	*US$14,700,000 (49% interest)	*US$14,700,000 (49% interest)				
Stoneycroft Estates Limited	Non-voting Deferred Shares	15,750,000	15,750,000				
Modern Publication & Printing Ltd	Ordinary Share	*1	*1				
WK Information Network Limited	Ordinary Shares	*70	*70				
東莞先力電器有限公司	N/A	*HK$2,125,000 (85% interest)	*HK$2,125,000 (85% interest)				

*I am deemed to have interests in such shares as a result of my interests in Wo Kee Hong (Holdings) Limited

Schedule 2

NAME OF CORPORATION	CLASS OF SECURITIES	NUMBER OF SECURITIES	DATE GRANTED (Day/Month/Year)	PERIOD DURING WHICH RIGHTS EXERCISABLE	UNIT PRICE TO BE PAID FOR SECURITIES	CONSIDERATION
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	2,760,000	13/5/96	17/6/1996 to 16/6/2002	HK$0.946	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	12,500,000	28/7/97	31/8/1997 to 30/8/2003	HK$0.533	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	3,000,000	19/1/98	22/2/1998 to 21/2/2004	HK$0.22	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	6,500,000	21/12/99	11/2/2000 to 10/2/2006	HK$0.14	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	3,000,000	11/2/00	21/3/2000 to 20/3/2006	HK$0.3264	HK$1.00
Wo Kee Hong (Holdings) Ltd	Ordinary Shares	35,000,000	10/8/01	16/9/2001 to 15/9/2007	HK$0.10	HK$1.00

lotes

ı view of the Rights Issue which was completed on 23rd June 1997, Kwan Wong Tan & Fong, now practising under the name of Deloitte Touche Tohmatsu, the auditors of Wo .ee Hong (Holdings) Limited ("the Company") have confirmed as follows:-

) the exercise prices of the Share Options granted by the Company have been adjusted by multiplying a factor of 0.96774; and

) the number of shares entitled for the Share Options granted has been adjusted by multiplying a factor of 1.2.

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

Minutes of a Meeting of the Executive Directors' Committee of the Company by means of a telephone conference pursuant to Bye-Law No. 120 of Memorandum of Association and New Bye-Laws of the Company on 23 November 2001

Present : Mr. Wing Sum LEE

Mr. Richard Man Fai LEE

Mr. Barry John BUTTIFANT

Mr. Sammy Chi Chung SUEN

1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Grant of Share Options under 2001 Share Option Scheme**

It was resolved that share options under the 2001 Share Option Scheme to subscribe for a total of 1,000,000 shares of HK$0.10 each in the capital of the Company at a subscription price of HK$0.10 per share (being the nominal value of a share of the Company) be granted to Mr. Herbert ADAMCZYK, the employee of Wo Kee Hong Group.

It was further resolved that Mr. Richard Man Fai LEE be authorized to sign and issue on behalf of the Company the relevant letter in respect of the grant of share options to the grantee and to sign any other documents in relation thereto.

4. **Termination**

There being no further business, the Meeting was concluded.

Chairman

Attachment

Share Options should be lapsed due to resignation of Grantees on or before 30 September 2001

Name of the employees	Date of resignation	No. of shares lapsed
CHAN Albert	30-Nov-00	1,000,000
CHAN Kwok Cheung	31-Aug-01	380,000
CHAN Suk Yee	7-Jan-01	30,000
CHAU Chi Keung	30-Mar-01	8,000
FUNG Wing Hong	30-May-01	26,000
LAI Chi Ming	23-Oct-00	8,000
LAU Chi Kim	12-Jan-01	6,000
LEE Ka Ho Rex	28-Feb-01	24,800
LEUNG Yat Hong	30-Apr-01	6,000
LO Shu Wah	6-Jun-01	6,000
Mahesh Taneja	30-Apr-01	30,000
MAK Kwok Leung	16-Feb-01	8,000
MAK Ling Fee	31-Aug-01	28,800
Manish Mondal	30-Apr-01	20,000
Manpreet Singh Gre	Apr-01	30,000
Veer Kaul	30-Apr-01	50,000
Total no. of share options lapsed (after adjusted for Rights Issued)		**1,661,600**

Attachment

Share Options should be lapsed due to resignation of Grantees on or before 30 September 2001

Name of the employees	Date of resignation	No. of shares lapsed
CHAN Albert	30-Nov-00	1,000,000
CHAN Kwok Cheung	31-Aug-01	380,000
CHAN Suk Yee	7-Jan-01	30,000
CHAU Chi Keung	30-Mar-01	8,000
FUNG Wing Hong	30-May-01	26,000
LAI Chi Ming	23-Oct-00	8,000
LAU Chi Kim	12-Jan-01	6,000
LEE Ka Ho Rex	28-Feb-01	24,800
LEUNG Yat Hong	30-Apr-01	6,000
LO Shu Wah	6-Jun-01	6,000
Mahesh Taneja	30-Apr-01	30,000
MAK Kwok Leung	16-Feb-01	8,000
MAK Ling Fee	31-Aug-01	28,800
Manish Mondal	30-Apr-01	20,000
Manpreet Singh Gre	Apr-01	30,000
Veer Kaul	30-Apr-01	50,000
Total no. of share options lapsed (after adjusted for Rights Issued)		**1,661,600**